

LINCOLN NATIONAL CORPORATION

2022

Annual Report to Shareholders

2022 Annual Letter to Shareholders

Dear Shareholders,

Since our founding in 1905, Lincoln has been steadfast in our mission to provide financial peace of mind by helping people plan, protect and retire with confidence. We have a differentiated business model, with a powerful distribution franchise and broad product offerings within our four businesses. At the same time, we are sharpening our strategic focus with disciplined capital stewardship as our guiding principle to build an even stronger Lincoln. To this end, we are in the early stages of an ambitious and purposeful transformation to return Lincoln to its full potential and generate long-term value for our shareholders.

2022 performance

In 2022, Lincoln navigated several challenges, including macroeconomic uncertainty and market volatility. Our financial results were also impacted by a significant reserve unlocking charge following our annual review of deferred acquisition costs and reserve assumptions.

We took swift and targeted action to strengthen our balance sheet and position the business for long-term profitable growth. In addition, we introduced three enterprise strategic objectives:

- Maximize distributable earnings and improve free cash flow,
- Reduce capital sensitivity to market volatility, and
- Further diversify our business mix.

We expect that achieving these objectives and aligning them with earnings growth and ROE improvement over time will ultimately result in increased shareholder value.

With strong confidence in our trajectory, we have accelerated the execution of our strategy and are pleased to update you on the meaningful progress we have made over the past several months.

Rebuilding capital and executing on our enterprise strategic objectives

In November, we raised approximately $1 billion dollars of capital through a preferred stock issuance. We are making progress on and remain committed to our plans to replenish capital.

Maximizing distributable earnings and improving free cash flow

We are prioritizing business that maximizes the present value of distributable earnings per unit of capital. Across Lincoln we are delivering a more capital-efficient product mix that produces a robust level of sales, and we expect to require approximately $300 million less in new business capital in 2023. Furthermore, we continue to evaluate internal and external opportunities to increase distributable earnings, with an eye towards maximizing the value of our in-force business.

Reducing capital sensitivity to market volatility

We have made meaningful progress in updating our hedging activities in alignment with our strategic objectives, in particular, lowering our capital sensitivity to volatility in the capital markets. During the fourth quarter of 2022, we implemented our updated variable annuity hedge strategy with an explicit capital hedge and completed this repositioning in the first quarter of 2023.

Further diversifying our earnings mix

We are further diversifying our earnings mix by building durable, cash-generative income streams and selling fewer products with long-term guarantees. Our Group Protection margin enhancement efforts around pricing and product discipline, improved claims effectiveness and driving expense efficiencies are taking hold and we expect margins to reach the high end of our targeted range over time. Higher margins in this business will contribute directly to diversifying our earnings mix as well as improving our organic distributable earnings. Retirement Plan Services, with an attractive cash flow profile and a product set that is less capital intensive than others in our portfolio, recorded its eighth consecutive year of positive net flows in 2022.

Additionally in recent years, we have been focused on shifting the product mix to a diversified set of solutions with lower guarantees and more risk-sharing with our customers. For example, at year-end, variable annuities with living benefit guarantees represented 45% of total Annuities segment account values, a decrease of five percentage points from the prior year, improving the composition of our in-force.

Growing profitably by building on the strength of our industry-leading distribution

None of this would have been possible if not for our powerful distribution franchise. Our sales force is incredibly adaptable, having proved both recently and historically that we can shift our product set to best align with enterprise objectives with minimal disruption. This is evidenced in part by year-over-year sales growth in each of our four businesses, at new business returns at or above our targets.

Implementing our Spark Initiative

Our Spark Initiative is a company-wide effort focused on technology modernization, and in turn, on streamlining and automating processes to improve both the customer and employee experiences at Lincoln. We project savings of between $60 million to $100 million in 2023, ramping up to an annual pace of between $260 million and $300 million by the end of 2024. This Initiative is not simply an expense program, but rather an investment in the customer experience including broader digital communications capabilities, as well as the employee experience including reskilling and up-skilling our valuable employee base.

Aligning our senior leadership team with our strategic objectives

To execute on our strategic objectives effectively, we have reorganized our management team structure, and refreshed our senior leadership team with deeply experienced professionals to align tightly with our enterprise strategic objectives.

- We joined together under a single new leader our Individual Life and Individual Annuities businesses and Lincoln Financial Network into what is now called Retail Solutions. Bringing these businesses together enables us to better leverage opportunities for synergies across product manufacturing, in-force management optimization and customer experience enhancement.
- The new leader of our Group Protection and Retirement Plan Services businesses – collectively, Workplace Solutions – is accelerating the businesses' opportunities to collaborate, leveraging best practices and further building our robust portfolio of employee benefits solutions.
- Our newly appointed CFO previously held the position of Chief Strategy Officer and brings to the role deep financial acumen, analytical expertise and strategic understanding of our industry and business.
- Finally, we have further strengthened and added resources to the Company's risk management organization.

Collectively, the members of our highly capable leadership team bring deep industry experience and fresh perspectives to Lincoln on the challenges and opportunities of the future. The team is energetically executing the plans for 2023 and beyond discussed in this letter and is excited to achieve our long-term objectives.

As a leadership team, we would not be able to accomplish our goals without our employees, a dedicated group of individuals who make a difference for our customers every day. We were pleased with the results of our recent employee survey where we saw engagement levels well beyond the national average, reflecting our strong culture and values founded on integrity and trust.

Emphasizing strong governance

As part of our overall governance approach, the Board's composition, skillsets, experience and diversity is important to us, and we have been and remain committed to ongoing Board independence and refreshment. Ellen added,

"No discussion of our Board would be complete without recognizing Dennis Glass. Dennis is not standing for re-election to the Board, ending his 30-year tenure with Lincoln and our predecessor companies. On behalf of Lincoln's Board and our employees, I would like to thank Dennis for his many years of dedicated service and contributions to the Company and wish him the best in the coming years."

Commitment to DE&I and our communities

We believe diversity of thought, background and experience drive innovation. It is through our inclusive culture that we can attract the best employees, empower our customers, and help our communities achieve great things. We are deeply committed to these goals and are pleased to be recognized for our performance by various organizations, including the Bloomberg Gender Equality Index, *Newsweek's* Most Responsible Companies and America's Most Trustworthy Companies, among others.

Looking ahead

We are carving a path to position Lincoln for long-term profitable growth. We have the right strategy and the right leaders to accomplish this as we fortify our capital position, enhance our free cash flow and preserve our franchise; building on our distribution strength, diversified product solutions and differentiated service capabilities. We will continue to update you on our progress as we strive to deliver long-term success for our shareholders, customers and employees. We are energized by the significant opportunity ahead of us and thank you for your continued trust, investment and confidence.



Ellen G. Cooper
President and CEO

Dennis R. Glass
Chair of the Board

Forward-Looking Statements – Cautionary Language
Statements in this letter that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. See "Forward-Looking Statements – Cautionary Language" beginning on page 36 and "Risk Factors" beginning on page 19.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2022
OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____ to _____.
Commission File Number 1-6028

LINCOLN NATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Indiana	35-1140070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 N. Radnor-Chester Road, Suite A305, Radnor, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(484) 583-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock	LNC	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 9.000% Non-Cumulative Preferred Stock, Series D	LNC PRD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   No ☒

The aggregate market value of the shares of the registrant's common stock held by non-affiliates (based upon the closing price of these shares on the New York Stock Exchange) as of the last business day of the registrant's most recently completed second fiscal quarter was $7.0 billion. Shares of common stock held by each executive officer and director and each entity that owns 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 13, 2023, 169,220,989 shares of common stock of the registrant were outstanding.

Documents Incorporated by Reference:

Selected portions of the Proxy Statement for the Annual Meeting of Shareholders, scheduled for May 25, 2023, have been incorporated by reference into Part III of this Form 10-K.

Explanatory Note

Lincoln National Corporation (the "Company") is filing this Amendment No. 1 on Form 10-K/A (the "Amendment" or "Form 10-K/A") to amend and restate certain items in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, originally filed with the Securities and Exchange Commission (the "SEC") on February 16, 2023, (the "Original Form 10-K"). Except as described below, no other information included in the Original Form 10-K is being amended or updated by this Amendment and this Amendment does not purport to reflect any information or events subsequent to the Original Form 10-K.

Restatement Background

As previously disclosed, The Lincoln National Life Insurance Company ("LNL"), a wholly owned subsidiary of the Company, entered into a reinsurance agreement with Security Life of Denver Insurance Company (a subsidiary of Resolution Life that we refer to herein as "Resolution Life") that was effective as of October 1, 2021, to reinsure liabilities under a block of in-force executive benefit and universal life insurance policies. The transaction was structured as coinsurance for the general account reserves and modified coinsurance for the separate account reserves. For the coinsurance portion of the transaction, the Company transferred both the insurance reserves and a portfolio of assets to Resolution Life, which triggered a realized gain on the invested assets for the Company.

As a result of the transaction, the Company recorded a deferred gain on the invested assets transferred pursuant to the transaction, recognizable over the projected life of the reinsured policies. The Company has determined that the realized gain should have been recognized at the time of the transfer of the assets and that the correct accounting treatment for the Resolution Life transaction is to reflect a one-time gain related to the transfer of assets rather than a deferred gain. For additional information on the error, see "Part II – Item 8. Financial Statements and Supplementary Data – Note 1 – Restatement of Previously Issued Consolidated Financial Statements" in this Form 10-K/A.

As a result, on March 21, 2023, the Board of Directors of the Company, after discussion with the Audit Committee and the Company's management, determined that the Company's previously issued audited consolidated financial statements as of and for the annual periods ended December 31, 2021, and December 31, 2022, and for the quarterly periods ended March 31, June 30 and September 30, 2022, should no longer be relied upon solely as a result of the above-described error in the accounting treatment with respect to timing for the recognition of investment gains related to the fourth quarter 2021 reinsurance transaction with Resolution Life. Accordingly, on March 27, 2023, the Company announced that it would restate its audited consolidated financial statements as of and for the years ended December 31, 2022, and December 31, 2021, and its interim financial statements for the quarters of 2022 and the fourth quarter of 2021.

Restatement of Previously Issued Consolidated Financial Statements

This Form 10-K/A includes audited restated consolidated financial statements for the years ended December 31, 2022, and December 31, 2021, as well as unaudited restated interim financial information for the quarterly periods in 2022 and 2021. In addition to correcting the accounting treatment for the reinsurance transaction described above, the restated consolidated financial statements for the years ended December 31, 2022, and December 31, 2021, included herein also correct previously identified errors that the Company determined to be immaterial, both individually and in the aggregate.

For additional information on the audited consolidated financial statements for the years ended December 31, 2022, and December 31, 2021, see "Part II – Item 8. Financial Statements and Supplementary Data – Note 1 – Restatement of Previously Issued Consolidated Financial Statements" in this Form 10-K/A. For restated information on the quarterly consolidated financial statements for the years 2022 and 2021, see Note 23 in "Part II – Item 8. Financial Statements and Supplementary Data" in this Form 10-K/A.

This Form 10-K/A also amends and restates the following items included in the Original Form 10-K as appropriate to reflect the restatement and revision of the relevant periods: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 7A. Quantitative and Qualitative Disclosures About Market Risk; Item 8. Financial Statements and Supplementary Data; Item 9A. Controls and Procedures; and Item 15. Exhibits and Financial Statement Schedules.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is also including with this Form 10-K/A currently dated certifications of the Company's Chief Executive Officer and Chief Financial Officer (attached as Exhibits 31.1, 31.2, 32.1, and 32.2).

Except as discussed above and as further described in Note 1 to the consolidated financial statements, the Company has not modified or updated the disclosures presented in this 10-K/A. Accordingly, this 10-K/A does not reflect events occurring after the Original Form 10-K or modify or update those disclosures affected by subsequent events. Information not affected by the restatement and revision is unchanged and reflects disclosures made at the time of the filing of the Original Form 10-K.

Control Considerations

In connection with the restatement, management has assessed the effectiveness of the Company's internal control over financial reporting. Based on this assessment, the Company identified a material weakness in its internal control over financial reporting for the review of significant reinsurance transactions resulting in the conclusion by the Company's Chief Executive Officer and Chief Financial Officer that the internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2022. Management has taken steps towards remediating the material weakness in the Company's internal control over financial reporting. For additional information related to the material weakness in internal control over financial reporting and the related remedial measures, see "Part II – Item 9A. Controls and Procedures."

Lincoln National Corporation

Table of Contents

PART I

The "Business" section and other parts of this Form 10-K contain forward-looking statements that involve inherent risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, and containing words such as "believes," "estimates," "anticipates," "expects" or similar words are forward-looking statements. Our actual results may differ materially from the projected results discussed in the forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed in "Item 1A. Risk Factors" and in the "Forward-Looking Statements – Cautionary Language" in "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") of the Form 10-K. The consolidated financial statements and the accompanying notes to the consolidated financial statements ("Notes") are presented in "Part II – Item 8. Financial Statements and Supplementary Data."

Item 1. **Business**

OVERVIEW

Lincoln National Corporation ("LNC," which also may be referred to as "Lincoln," "we," "our" or "us") is a holding company, which operates multiple insurance and retirement businesses through subsidiary companies. Through our business segments, we sell a wide range of wealth protection, accumulation, group protection and retirement income products and solutions. LNC was organized under the laws of the state of Indiana in 1968. We currently maintain our principal executive offices in Radnor, Pennsylvania. "Lincoln Financial Group" is the marketing name for LNC and its subsidiary companies.

We provide products and services and report results through four segments as follows:

Business Segments
Life Insurance
Annuities
Group Protection
Retirement Plan Services

We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments.

The results of Lincoln Financial Network ("LFN") and Lincoln Financial Distributors ("LFD"), our retail and wholesale distributors, respectively, are included in the segments for which they distribute products. LFD distributes our individual products and services, retirement plans and corporate-owned universal life insurance and variable universal life insurance ("COLI") and bank-owned universal life insurance and variable universal life insurance ("BOLI") products and services. The distribution occurs primarily through consultants, brokers, planners, agents, financial advisers, third-party administrators ("TPAs") and other intermediaries. Group Protection distributes its products and services primarily through employee benefit brokers, TPAs and other employee benefit firms. As of December 31, 2022, LFD had approximately 510 internal and external wholesalers (including sales and relationship managers). As of December 31, 2022, LFN offered LNC and non-proprietary products and advisory services through a national network of approximately 11,900 active producers who placed business with us within the last 24 months.

Financial information in the tables that follow is presented in accordance with United States of America generally accepted accounting principles ("GAAP"), unless otherwise indicated. We provide revenues, income (loss) from operations and assets attributable to each of our business segments and Other Operations in Note 21.

BUSINESS SEGMENTS AND OTHER OPERATIONS

LIFE INSURANCE

Overview

The Life Insurance segment focuses on the creation and protection of wealth for its clients by providing life insurance products, including term insurance, both single (including universal life insurance ("UL"), COLI and BOLI) and survivorship versions of indexed universal life insurance ("IUL") and variable universal life insurance ("VUL") products, linked-benefit products (which are UL and VUL with riders providing for long-term care costs), and critical illness and long-term care riders, which can be attached to IUL or VUL policies. Some of our products include secondary guarantees, which are discussed more fully below. Generally, this segment has higher sales during the second half of the year with the fourth quarter being the strongest.

Life products can be classified as "fixed" (including indexed) or "variable" contracts. These classifications describe whether we or the contract holders bear the primary investment risk of the assets supporting the policy. This also determines the manner in which we earn investment margin profits from these products, either as investment spreads for fixed products or as asset-based fees charged to variable products.

In general, the Life Insurance segment's sources of revenue include premium payments, cost of insurance assessments, expense and fee charges and investment income. In turn, this segment incurs expenses, which include paying death claims, long-term care claims, and surrender benefits, crediting interest, accruing reserves for future claim payments, as well as other expenses related to the business. The difference between revenue collected and expenses incurred is the profit for the Life Insurance business. Profitability, including fluctuations from period to period, is impacted by factors such as changes in sales of products, mortality experience (the frequency and magnitude of mortality claims paid during a given period), persistency and investment income. The impact of each factor varies by product type.

Products

We offer four categories of life insurance products, consisting of:

UL and IUL

UL insurance products provide life insurance with account values that earn rates of return solely based on company-declared interest rates. Contract holder account values are invested in our general account investment portfolio, so we bear the risk of investment performance. During 2022, we discontinued new sales of UL products with secondary guarantees. We continue to offer fixed IUL products that function similarly to a traditional UL policy, with the added flexibility of allowing contract holders to have portions of their account values earn credits based on the performance of indexes such as the S&P 500® Index. These products include *Lincoln WealthPreserve*® IUL and *Lincoln WealthAccumulate*® IUL.

In a UL contract, contract holders typically have flexibility in the timing and amount of premium payments and the amount of death benefit, provided there is sufficient account value to cover all policy charges for cost of insurance and expenses for the coming period. Under certain contract holder options and market conditions, the death benefit amount may increase or decrease. Premiums received on a UL product, net of expense loads and charges, are added to the contract holder's account value and accrued with interest. The client has access to their account value (or a portion thereof), less surrender charges and policy loan payoffs, through contractual liquidity features such as loans, partial withdrawals and full surrenders. Loans and withdrawals reduce the death benefit amount payable and are limited to certain contractual maximums (some of which are required under state law), and interest is charged on all loans. Our UL contracts assess surrender charges against the policies' account values for full or partial surrenders and certain policy changes that occur during the contractual surrender charge period. Depending on the product selected, surrender charge periods can range from 0 to 25 years.

As mentioned previously, we offer a survivorship version of our individual IUL products, *Lincoln WealthPreserve*® *SIUL*. This product insures two lives with a single policy and pays death benefits upon the second death.

A UL policy with a lifetime secondary guarantee can stay in force, even if the base policy cash value is zero, as long as secondary guarantee requirements have been met. The secondary guarantee requirement is based on the payment of a required minimum premium or on the evaluation of a reference value within the policy, calculated in a manner similar to the base policy account value, but using different expense charges, cost of insurance charges and credited interest rates. The parameters for the secondary guarantee requirement are listed in the contract. As long as the contract holder pays the minimum premium or funds the policy to a level that keeps this calculated reference value positive, the policy is guaranteed to stay in force. The reference value has no actual monetary value to the contract holder; it is only a calculated value used to determine whether or not the policy will lapse should the base policy cash value be less than zero.

VUL

VUL products are UL products that provide a return on account values linked to an underlying investment portfolio of variable funds offered through the product. The value of the variable portion of the contract holder's account is driven by the performance of the underlying variable funds chosen by the contract holder. As the return on the investment portfolio increases or decreases, that portion of the account value of the VUL policy will increase or decrease. In addition, VUL products offer a fixed account option that is managed by us. As with fixed UL products, contract holders have access, within contractual maximums, to account values through loans, withdrawals and surrenders. Surrender charges are assessed during the surrender charge period, ranging from 0 to 20 years depending on the product. Our single life VUL offerings include *Lincoln AssetEdge*® VUL and *Lincoln VUL^{ONE}* insurance products. Our COLI products are also VUL-type products.

We also offer a survivorship version of our individual VUL products, *Lincoln SVUL^{ONE}*. This product insures two lives with a single policy and pays death benefits upon the second death.

We offer lifetime guaranteed benefit riders with our *Lincoln VUL^{ONE}* and *Lincoln SVUL^{ONE}* products. The ^{ONE} rider features guarantee to the contract holder that upon death, as long as secondary guarantee requirements have been met, the death benefit will be payable even if the account value equals zero.

Our secondary guarantee benefits maintain the flexibility of a UL or VUL policy, which allow a contract holder to take loans or withdrawals. Although loans and withdrawals are likely to shorten the time period of the secondary guarantee, the guarantee is not automatically or completely forfeited. Additional premium may be deposited to extend the length of the guarantee. For additional information on our reserves on UL and VUL products with secondary guarantees, see Note 10.

Linked-Benefit Life Products and Products with Critical Illness Riders

Lincoln *MoneyGuard*®, our linked-benefit life product group, combines UL or VUL with long-term care insurance through the use of a rider or riders. The policy rider allows the contract holder to accelerate death benefits on a tax-free basis in the event of a qualified long-term care need, reducing the remaining death benefit, and, once the death benefit is exhausted, offers access to an additional pool of dollars that can be used for qualified long-term care expenses. Certain policies also provide a reduced death benefit to the contract holder's beneficiary if the death benefit has been fully accelerated as long-term care benefits during the contract holder's life.

Some life products provide for critical illness or long-term care insurance by the use of riders attached to IUL or VUL policies. These riders allow the contract holder to accelerate death benefits on a tax-free basis in the event of a qualified condition.

Term Life Insurance

Term life insurance provides a fixed death benefit for a scheduled period of time. Some of our term life insurance products give the contract holder the option to reduce the death benefit at a future time. Scheduled policy premiums are required to be paid at least annually. These products include *Lincoln TermAccel*® Level Term and *Lincoln LifeElements*® Level Term.

Distribution

The Life Insurance segment's products are sold through LFD. LFD provides the Life Insurance segment with access to financial intermediaries in the following primary distribution channels: wire/regional firms; independent planner firms (including LFN); financial institutions; and managing general agents/independent marketing organizations. LFD distributes BOLI/COLI products and services to banks and mid- to large-sized corporations, primarily through intermediaries who specialize in one or both of these markets and who are serviced through a network of internal and external LFD sales professionals.

Competition

The life insurance market is very competitive and consists of many companies with no one company dominating the market for all products. Principal competitive factors include product features, price, underwriting and issue process, customer service and insurers' financial strength. With our broad distribution network, we compete in the three primary needs of life insurance: death benefit protection, accumulation and linked benefits (*MoneyGuard*). In addition, we use automated underwriting within a defined criteria as well as *LincXpress*®, a streamlined issue process, both of which are seen as marketplace competitive advantages.

Underwriting

In the context of life insurance, underwriting is the process of evaluating medical and non-medical information about an individual and determining the effect these factors statistically have on mortality. This process of evaluation is often referred to as risk classification. No one can accurately predict how long any individual will live, but certain risk factors can affect life expectancy and are evaluated during the underwriting process.

Claims Administration

Claims service is handled primarily in-house, and claims examiners are assigned to each claim notification based on coverage amount, type of claim and the experience of the examiner. Claims meeting certain criteria are referred to senior claims examiners. A formal quality assurance program is carried out to ensure the consistency and effectiveness of claims examining activities. A network of in-house legal counsel, compliance officers, medical personnel and an anti-fraud investigative unit also support claims examiners. A special team of claims examiners, in conjunction with claims management, focus on more complex claims matters such as claims incurred during the contestable period, beneficiary disputes and litigated claims. Long-term care claims are handled primarily by a third-party administrator.

ANNUITIES

Overview

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering variable annuities, fixed (including indexed) annuities and indexed variable annuities. Similar to the life insurance product classifications described above, the "fixed" and "variable" classifications describe whether we or the contract holders bear the investment risk of the assets supporting the contract. With "indexed variable" annuities, the extent to which we or the contract holders bear the investment risk of the assets is based on the investment allocations. The annuity classification also determines the manner in which we earn investment margin profits from these products, either as investment spreads for fixed products, as asset-based fees charged to variable products, or as both for indexed variable products.

Annuities have several features that are attractive to customers. Annuities are unique in that contract holders can select a variety of payout alternatives to provide an income flow for life. Many annuity contracts also include guarantee features (living and death benefits) that are not found in any other investment vehicle and that, we believe, make annuities attractive especially in times of economic uncertainty. In addition, growth on the underlying principal in annuities is typically granted tax-deferred treatment, thereby deferring the tax consequences of the growth in value until withdrawals are made from the accumulation values, potentially at lower tax rates occurring during retirement.

Products

In general, an annuity is a contract between an insurance company and an individual in which the insurance company, after receipt of one or more premium payments, agrees to pay an amount of money either in one lump sum or on a periodic basis (i.e., annually, semi-annually, quarterly or monthly), beginning on a certain date and continuing for a period of time as specified in the contract or as requested. Periodic payments can begin within 12 months after the premium is received (referred to as an immediate annuity) or at a future date in time (referred to as a deferred annuity). This retirement vehicle helps protect an individual from outliving their money.

Variable Annuities

A variable annuity provides the contract holder the ability to direct the investment of premium deposits into one or more variable sub-accounts ("variable funds") offered through the product ("variable portion") and, for a specified period, into a fixed account (if available) with a guaranteed return ("fixed portion"). The value of the variable portion of the contract holder's account varies with the performance of the underlying variable funds chosen by the contract holder.

Our variable funds include the Managed Risk Strategies fund options, a series of funds that embed volatility risk management and, with some funds, capital protection strategies inside the funds themselves. These funds seek to reduce equity market volatility risk for both the contract holder and us.

We charge mortality and expense assessments and administrative fees on variable annuity accounts to cover insurance and administrative expenses. These assessments are built into accumulation unit values, which when multiplied by the number of units owned for any variable fund equals the contract holder's account value for that variable fund. In addition, for some contracts, we impose surrender charges, which are typically applicable to withdrawals during the early years of the annuity contract, with a declining level of surrender charges over time.

We offer guaranteed benefit riders with certain of our variable annuity products, such as a guaranteed death benefit ("GDB"), a guaranteed withdrawal benefit ("GWB"), a guaranteed income benefit ("GIB") and a combination of such benefits.

The GDB features offered include those where we contractually guarantee to the contract holder that upon death, depending on the particular product, we will return no less than: the current contract value; the total deposits made to the contract, adjusted to reflect any partial withdrawals; the highest contract value on a specified anniversary date adjusted to reflect any partial withdrawals following the contract anniversary; or an earnings enhancement on gains in the contract.

We offer the optional *Lincoln ProtectedPay*SM lifetime income suite, which provides a GWB and includes: Secure Core, Secure Plus and Secure Max, and Select Core, Select Plus and Select Max. All provide contract holders with protected lifetime income that is based on a maximum rate of the income base that grows annually for a specified period of time at the greater of a specified simple rate or account value growth. The riders provide higher income if the contract holder delays withdrawals. The Secure Core and Select Core riders are hybrid benefit riders combining aspects of GWB and GIB that provide a specified maximum rate of income. The Secure Plus and Secure Max riders and Select Plus and Select Max riders provide contract holders with protected lifetime income up to a specified maximum rate of the income base and a lower specified maximum rate of the income base if the account value falls to zero. Contract holders under the Secure riders are subject to the allocation of their account value to our Managed Risk Strategies fund options and certain fixed-income options. Contract holders under the Select riders are subject to restrictions on the allocation of their account value within the various investment choices.

We also offer the American Legacy® Target Date Income variable annuity with an optional Target Date Income Benefit rider, which combines target date investing with a protected lifetime income. Contract holders who elect the Target Date Income Benefit are automatically allocated to the Target Date Fund based on their year of birth. The protected lifetime income is based on a percentage rate of income for their age at the time of purchase of the optional rider, which will grow at the greater of a specified simple rate (available each year a withdrawal is not taken for a specified period of time) or account value growth.

In addition, we offer the *i4LIFE*® Advantage and *i4LIFE* Advantage Guaranteed Income Benefit (Managed Risk) riders. These riders allow variable annuity contract holders access and control during a portion of the income distribution phase of their contract. In general, GIB is an optional feature available with the *i4LIFE* Advantage rider and a non-optional feature on the *i4LIFE* Advantage Guaranteed Income Benefit (Managed Risk) rider that guarantees regular income payments will not fall below the greater of a minimum income floor set at benefit issue and 75% of the highest income payment on a specified anniversary date (reduced for any subsequent withdrawals). Contract holders under the *i4LIFE* Advantage Guaranteed Income Benefit (Managed Risk) rider are subject to the allocation of their account value to our Managed Risk Strategies fund options and certain fixed-income options.

We also offer the 4LATER® Select Advantage rider. This rider provides a minimum income base used to determine the GIB floor when a client begins income payments under the *i4LIFE* Advantage Select Guaranteed Income Benefit rider. The 4LATER Select Advantage rider provides growth during the accumulation phase through both an enhancement to the income base each year a withdrawal is not taken for a specified period of time and an annual step-up of the income base to the current contract value. Contract holders under the 4LATER Select Advantage rider are subject to restrictions on the allocation of their account value within the various investment choices.

We design and actively manage the features and structure of our guaranteed benefit riders to maintain a competitive suite of products consistent with profitability and risk management goals. We use a variety of hedging strategies to mitigate the risks to the statutory capital of our insurance subsidiaries associated with our guaranteed benefit riders. For more information on our hedging program, see "Introduction – Executive Summary – Significant Operational Matters – Variable Annuity Hedge Program" in the MD&A. For information regarding risks related to our guaranteed benefits and hedging strategies, see "Item 1A. Risk Factors – Market Conditions – Changes in the equity markets, interest rates and/or volatility affect the profitability of our products with guaranteed benefits; therefore, such changes may have a material adverse effect on our business and profitability," and "Item 1A. Risk Factors – Market Conditions – Our hedging strategies may not be fully effective to offset the changes in the carrying value of the guarantees on certain of our products, which could result in volatility in our results of operations and financial condition under GAAP and in the capital levels of our insurance and reinsurance subsidiaries."

Fixed Annuities

A fixed annuity preserves the principal value of the contract while guaranteeing a minimum interest rate to be credited to the accumulation value. Our fixed annuity product offerings consist of traditional fixed-rate and fixed indexed deferred annuities, as well as fixed-rate immediate and deferred income annuities with various payment options, including lifetime incomes. Fixed annuity contracts are general account obligations. We bear the investment risk for fixed annuity contracts. To protect from premature withdrawals, we impose surrender charges. Surrender charges are typically applicable during the early years of the annuity contract, with a declining level of surrender charges over time. On most policies, within the surrender charge period, we also have a market value adjustment provision that protects us against disintermediation risk in the case of rapidly rising interest rates. We expect to earn a spread between what we earn on the underlying general account investments supporting the fixed annuity product line and what we credit to our fixed annuity contract holders' accounts.

We offer single and flexible premium fixed deferred annuities. Single premium fixed deferred annuities are contracts that allow only a single premium to be paid. Flexible premium fixed deferred annuities are contracts that allow multiple premium payments, subject to contractual limits, on either a scheduled or non-scheduled basis.

Our fixed indexed annuities allow the contract holder to choose between a fixed interest crediting rate and an indexed interest crediting rate, which is based on the performance of the S&P 500® Index, the S&P 500 Daily Risk Control 5%TM Index, the S&P 500 Daily Risk Control 10%TM Index, the J.P. Morgan First Trust Balanced Capital Strength 6SM Index, the J.P. Morgan First Trust Balanced Capital Strength 5SM Index, the BlackRock Dynamic Allocation Index, or the Fidelity AIMSM Dividend Index. The indexed interest credit is guaranteed never to be less than zero.

We use derivatives to hedge the equity market risk associated with our fixed indexed annuity products. For more information on our hedging program, see "Critical Accounting Policies and Estimates – Derivatives" and "Realized Gain (Loss)" in the MD&A.

Indexed Variable Annuities

Lincoln Level Advantage® is our indexed variable annuity product, which is commonly referred to in the industry as a registered index-linked annuity. *Lincoln Level Advantage* provides the contract holder the ability to direct the investment of premium deposits into one or more variable funds and/or indexed accounts offered through the product. The value of the variable sub-accounts varies with the performance of the underlying variable funds chosen by the contract holder. The index interest crediting rate for an indexed account is based, in part, on the performance of an index. The available indices are the S&P 500® Index, the Russell 2000® Index, the MSCI EAFE, the Capital Strength Net Fee Index℠, the First Trust American Leadership Index™ and the NASDAQ-100 Index®.

We charge mortality and expense assessments and administrative fees on the variable funds to cover insurance and administrative expenses. These assessments are built into accumulation unit values, which when multiplied by the number of units owned for any variable fund equals the contract holder's account value for that variable fund. In addition, for some contracts, we impose surrender charges, which are typically applicable during the early years of the annuity contract, with a declining level of surrender charges over time.

We offer a GDB rider where we contractually guarantee to the contract holder that upon death, depending on the particular product, we will return no less than the current contract value or the total deposits made to the contract, adjusted to reflect any partial withdrawals.

We also offer the *i4LIFE*® Advantage rider. This rider allows annuity contract holders access and control during a portion of the income distribution phase of their contract. This added flexibility allows the contract holder to access the account value for transfers and additional withdrawals.

We use derivatives to hedge the equity market risk associated with our indexed variable annuity products. For more information on our hedging program, see "Critical Accounting Policies and Estimates – Derivatives" and "Realized Gain (Loss)" in the MD&A.

Distribution

The Annuities segment distributes its individual fixed and variable annuity products through LFD. LFD's distribution channels give the Annuities segment access to its target markets. LFD distributes the segment's products to a large number of financial intermediaries, including LFN. The financial intermediaries include wire/regional firms, independent financial planners, financial institutions, registered investment advisers and managing general agents.

Competition

The annuities market is very competitive and consists of many companies, with no one company dominating the market for all products. The Annuities segment competes with numerous other financial services companies. The main factors upon which entities in this market compete are distribution channel access and the quality of wholesalers, investment performance, cost, breadth of product portfolio and features, speed to market, brand recognition, financial strength ratings, crediting rates and client service.

GROUP PROTECTION

Overview

The Group Protection segment offers group non-medical insurance products and services, including short- and long-term disability, statutory disability and paid family medical leave administration and absence management services, term life, dental, vision and accident, critical illness and hospital indemnity benefits and services to the employer marketplace through various forms of employee-paid and employer-paid plans. Group Protection markets its products and services to employer groups of all sizes, from small companies with fewer than 100 employees to large employers with 10,000 or more employees, with enhanced disability and absence management competency.

Products

Disability Insurance and Services

We offer insured coverage for, as well as administrative services for employer self-funded, short- and long-term employer-sponsored group and voluntary disability insurance, which protects an employee against loss of wages due to illness or injury. Short-term disability insurance generally provides weekly benefits for up to 26 weeks following a short waiting period, ranging from 1 to 30 days. Long-term disability insurance provides benefits following a longer waiting period, usually between 90 and 180 days, and provides benefits for a longer period, ranging from 2 years to normal (Social Security) retirement age. The monthly benefits provided are subject to reduction when Social Security benefits are also paid. We also provide insured coverage for, as well as administrative services for employer self-funded, state-specific statutory disability and paid family leave programs as legislation is passed and implemented.

Absence Management

We offer a robust portfolio of absence management services to help employers manage their state and federal family medical and company leave programs (paid and unpaid), as well as accommodation services that help employers identify accommodations that could be made to help claimants return to work (e.g., assistive devices, ergonomic assessments, etc.). Our comprehensive and compliant solutions, with ease of intake, provide coordinated and integrated management expertise to handle both leave and disability events.

Life Insurance

We offer employer-sponsored group term life insurance products including basic, optional, and voluntary term life insurance to employees and their dependents. Additional benefits may be provided in the event of a covered individual's accidental death or dismemberment.

Dental and Vision

We offer a variety of employer-sponsored group dental insurance plans, which cover a portion of the cost of eligible dental procedures for employees and their dependents. Products offered include: indemnity coverage, which does not distinguish benefits based on a dental provider's participation in a network arrangement; Preferred Provider Organization ("PPO") products, on an insured and administrative services only basis, that do reflect the dental provider's participation in the PPO network arrangement, including an agreement with network fee schedules; a Dental Health Maintenance Organization product that limits benefit coverage to a closed panel of network providers; an in-network-only option that limits benefit coverage to providers in certain states; and self-funded options for groups with more than 200 employees.

We offer comprehensive employer-sponsored fully insured vision plans with a wide range of benefits for protecting employees' and their covered dependents' sight and vision health. All plans provide access to a national network of providers, with in and out-of-network benefits.

Accident, Critical Illness and Hospital Indemnity Insurance

We offer employer-sponsored group accident insurance products for employees and their covered dependents. This product is predominantly purchased on an employee-paid basis. Accident insurance provides scheduled benefits for over 30 types of benefit triggers related to accidental causes, including sports-related injuries, and is available for non-occupational accidents exclusively or on a 24-hour coverage basis.

We also offer employer-sponsored group critical illness insurance to employees and their covered dependents. This product is predominantly purchased on an employee-paid basis. The coverage provides for lump sum payouts upon the occurrence of one of the specified critical illness benefit triggers covered within a critical illness insurance policy. This product also includes benefits and services that assist employees and their family members in the prevention, early detection and treatment of critical illness events.

We also offer hospital indemnity insurance as part of our suite of supplemental health solutions. Similar to our employer-sponsored group accident and critical illness insurance, hospital indemnity is offered to employees and their covered dependents and is predominantly purchased on an employee-paid basis. Hospital indemnity insurance provides scheduled benefits for hospital admission and daily confinement, as well as over 20 benefit triggers related to hospitalization due to an accident and/or illness.

Distribution

The Group Protection segment's products are marketed primarily through a national distribution system. The managers and marketing representatives develop business through employee benefit brokers, consultants, TPAs and other employee benefit firms that work with employers to provide access to our products.

Competition

The group protection marketplace is very competitive. Principal competitive factors include product features, price, quality of customer service and claims management, technological capabilities, quality and efficiency of distribution and financial strength ratings. In this market, the Group Protection segment competes nationally with a number of major companies and regionally with other companies offering all or some of the products within our product set. In addition, there is competition in attracting brokers to actively market our products and attracting and retaining sales representatives to sell our products. Key competitive factors in attracting brokers include product offerings and features, financial strength, support services and compensation.

Underwriting

The Group Protection segment's underwriters evaluate the risk characteristics of each employer group. Generally, the relevant characteristics evaluated include employee census information (such as age, gender, income and occupation), employer industry classification, geographic location, benefit design elements and other factors. The segment employs detailed underwriting policies, guidelines and procedures designed to assist the underwriter to properly assess and quantify risks. Individual underwriting techniques (including evaluation of individual medical history information) may be used on certain covered individuals selecting benefit amounts that are above guarantee issue limits set forth in the insurance policies. For voluntary and other forms of employee paid coverages, minimum participation requirements are used to obtain a better spread of risk and minimize the risk of anti-selection.

Claims Administration

Claims for the Group Protection segment are managed by in-house claim specialists. Claims are evaluated for eligibility and payment of benefits pursuant to the group insurance contract or self-insured plan and in compliance with federal and state regulations. Efficient and accurate disability claims management is especially important to customer service satisfaction and segment results. Results can be impacted by both the incidence and the length of approved disability claims. The segment employs a variety of clinical experts, including employee and contract medical professionals and rehabilitation specialists, to evaluate medically supported functional capabilities and to assist in the development of return to work plans. The accuracy and speed of life claims are important customer service and risk management factors. Some life policies include a waiver of premium provision in the event of the insured's disability. Dental claims management focuses on assisting plan administrators and members with the rising costs of insurance by utilizing tools to optimize dental claims payment accuracy through advanced claims review and validation, improved data analysis, enhanced clinical review of claims and provider utilization monitoring.

RETIREMENT PLAN SERVICES

Overview

The Retirement Plan Services segment provides employers with retirement plan products and services, primarily in the defined contribution retirement plan marketplace. Defined contribution plans are a popular employee benefit offered by employers large and small across a wide spectrum of industries. While our focus is employer-sponsored defined contribution plans, we also serve the defined benefit plan and individual retirement account ("IRA") markets on a limited basis. We provide a variety of plan investment vehicles, including individual and group variable annuities, group fixed annuities and mutual fund-based programs. We also offer a broad array of plan services including plan recordkeeping, compliance testing, participant education and trust and custodial services through our affiliated trust company, Lincoln Financial Group Trust Company.

Products and Services

The Retirement Plan Services segment currently brings three primary offerings to the employer-sponsored market: LINCOLN DIRECTOR℠ group variable annuity, *LINCOLN ALLIANCE*® program and *Multi-Fund*® variable annuity. The *LINCOLN ALLIANCE* program is a mutual fund-based record-keeping platform. These offerings primarily cover the 403(b), 401(k) and 457 plan marketplaces. The 403(b) plans are available to educational institutions, not-for-profit healthcare organizations and certain other not-for-profit entities; 401(k) plans are generally available to for-profit entities; and 457 plans are available to not-for-profit entities and state and local government entities. The investment options for our annuities encompass the spectrum of asset classes with varying levels of risk and include both equity and fixed-income.

LINCOLN DIRECTOR℠ group variable annuity is a 401(k) defined contribution retirement plan solution available to small businesses, typically those with plans having less than $10 million in account values. The LINCOLN DIRECTOR product offers participants a broad array of investment options from several fund families and a fixed account. The Retirement Plan Services segment earns revenue through asset charges and/or separate account charges, which are used to pay our fees for recordkeeping services. We also receive fees from the underlying mutual fund companies for the services we provide, and we earn investment margins on assets in the fixed account. Through the LINCOLN DIRECTOR product, as well the *LINCOLN ALLIANCE*® product discussed below, we also offer our proprietary YourPath® portfolios, a series of target-date portfolios for employer-sponsored retirement plans. These target-date portfolios are managed along multiple risk-based paths to support a more personalized investment approach based upon financial circumstances and risk tolerance. These target-date portfolios are also available with an income solution in the form of a GWB.

The *LINCOLN ALLIANCE* program is a defined contribution retirement plan solution aimed at small, mid-large and large market employers, typically those that have defined contribution plans with $10 million or more in account value. The target market is primarily healthcare providers, public sector employers, corporations and educational institutions. The program bundles our traditional fixed annuity products with the employer's choice of mutual funds, along with recordkeeping, plan compliance services and customized employee education services. The program allows the use of any mutual fund. We earn fees for our recordkeeping and educational services and other services that we provide to plan sponsors and participants. We also earn investment margins on fixed annuities.

Multi-Fund® variable annuity is a defined contribution retirement plan solution with fully bundled administrative services and investment choices for small- to mid-sized healthcare, education, governmental and not-for-profit employers sponsoring 403(b), 457(b) and 401(a)/(k) plans. The product is available to the employer through the *Multi-Fund* group variable annuity contract or directly to the individual participant through the *Multi-Fund* Select variable annuity contract. We earn mortality and expense charges, investment income on the fixed account and surrender charges from this product. We also receive fees for services that we provide to funds in the underlying separate accounts.

Additionally, we offer other products and services that complement our primary offerings:

- The *Lincoln Next Step®* series of products is a suite of mutual fund-based IRAs available exclusively for participants in Lincoln-serviced retirement plans and their spouses. The products can accept rollovers and transfers from other providers as well as ongoing contributions. The *Lincoln Next Step* IRA product has no annual account charges and offers an array of mutual fund investment options provided by 20 fund families all offered at net asset value. The *Lincoln Next Step Select* IRA has an annual record keeping charge and offers an even wider array of mutual fund investment options from over 20 families, all at net asset value. We earn 12b-1 and service fees on the mutual funds within the product.
- Through a group annuity contract, we offer a series of products intended to fulfill future needs of retirement security for our clients. By offering a GWB inside a retirement plan, we provide plan sponsors a solution that gives participants the ability to participate in the market and receive guaranteed income for life while still maintaining access to their plan account value. These products are available both to retirement plans where we provide plan recordkeeping services and those where we do not.
- Through a group annuity contract or funding agreement, we offer fixed return products to retirement plans and other institutional contract holders where we do not provide plan recordkeeping services. The fixed annuity or funding agreement is used within small, mid-large and large employer plan sponsors or institutional investors. The contract provides a conservative investment option for those seeking stability. In some cases, we earn investment margins on assets in the fixed account, and in other product versions we earn a fee on assets in the underlying custodial account.

Distribution

Retirement Plan Services products are primarily distributed in two ways: through our Institutional Retirement Distribution team and by LFD. Wholesalers distribute these products through advisers, consultants, banks, wirehouses and individual planners. We remain focused on wholesaler productivity, increasing relationship management expertise and growing the number of broker-dealer relationships.

The *Multi-Fund* program is sold primarily by affiliated advisers. The *LINCOLN ALLIANCE* program is sold primarily through consultants, registered independent advisers and both affiliated and non-affiliated financial advisers, planners and wirehouses. LINCOLN DIRECTOR group variable annuity is sold in the small marketplace by intermediaries, including financial advisers and planners.

Competition

The retirement plan marketplace is very competitive and comprised of many providers with no one company dominating the market for all products. As stated above, we compete with numerous other financial services corporations in the small, mid and large employer markets. The main factors upon which entities in this market compete are product strength, technology, service model delivery, participant education models, quality of wholesale distribution access to intermediary firms and brand recognition. Our key differentiator is our technology enabled, people-connected service model, which leverages digitally focused tools with personalized support and has been shown to drive positive outcomes for plan sponsors and participants.

OTHER OPERATIONS

Other Operations includes the financial data for operations that are not directly related to the business segments. Other Operations includes investments related to the excess capital in our insurance subsidiaries; corporate investments; benefit plan net liability; the results of certain disability income business; our run-off Institutional Pension business in the form of group annuity and insured funding-type of contracts; debt; and Spark program expenses. For more information on the Spark Initiative, see "Introduction – Executive Summary – Significant Operational Matters – Spark Initiative" in the MD&A.

REINSURANCE

Our reinsurance strategy is designed to protect our insurance subsidiaries against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Although reinsurance does not discharge the insurance subsidiaries from their primary liabilities to their contract holders for losses insured under the insurance policies, it does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. Because we bear the risk of nonpayment by one or more of our reinsurers, we primarily cede reinsurance to well-capitalized, highly rated unaffiliated reinsurers. We also utilize inter-company reinsurance agreements to manage our statutory capital position as well as our hedge program for variable annuity guarantees. These inter-company agreements do not have an effect on the consolidated financial statements.

As of December 31, 2022, the policy for our reinsurance program was to retain up to $20 million on a single insured life. For more information, see Note 8.

Some portions of our annuity business have been reinsured on either a coinsurance or a modified coinsurance basis with other companies to limit our exposure associated with fixed and variable annuities. In a coinsurance program, the reinsurer shares proportionally in all financial terms of the reinsured policies (i.e., premiums, expenses, claims, etc.) based on their respective percentage of the risk. In a modified coinsurance program, we as the ceding company retain the reserves, as well as the assets backing those reserves, and the reinsurer shares proportionally in all financial terms of the reinsured policies based on their respective percentage of the risk.

In addition, we acquire other reinsurance to cover products other than as discussed above with retentions and limits that management believes are appropriate for the circumstances. For example, we use reinsurance to cover larger life and disability claims in our Group Protection business.

We obtain reinsurance from a diverse group of reinsurers, and we monitor concentration and financial strength ratings of our principal reinsurers. Protective, Security Life of Denver Insurance Company (a subsidiary of Resolution Life that we refer to herein as "Resolution Life") and Athene Holding Ltd. ("Athene") represent our largest reinsurance exposures. For more information regarding our reinsurance arrangements and exposure, see "Reinsurance" in the MD&A and Note 8. For risks involving reinsurance, see "Item 1A. Risk Factors – Operational Matters – We face risks of non-collectability of reinsurance and increased reinsurance rates, which could materially affect our results of operations."

RESERVES

The applicable insurance laws under which insurance companies operate require that they report, as liabilities, policy reserves to meet future obligations on their outstanding policies. These reserves are the amounts that, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the reserves shall not be less than reserves calculated using certain specified mortality and morbidity tables, interest rates and methods of valuation. From time to time, the insurance laws, regulations, or regulatory guidance that specify the mortality and morbidity tables, interest rates and methods of valuation may be changed or interpreted differently, which may result in changes in the required reserves of our insurance subsidiaries. For more information on reserves, see "Critical Accounting Policies and Estimates – Future Contract Benefits" and "Critical Accounting Policies and Estimates – Other Contract Holder Funds" in the MD&A. For information on risks regarding changes in regulations, see "Item 1A. Risk Factors – Legislative, Regulatory and Tax – Our businesses are heavily regulated and changes in regulation and in supervisory and enforcement policies may affect our insurance subsidiary capital requirements, reduce our profitability, limit our growth or otherwise adversely affect our business, results of operations and financial condition."

See "Regulatory" below for information on permitted practices and proposed regulations that may impact the amount of statutory reserves necessary to support our current insurance liabilities.

For risks related to reserves, see "Item 1A. Risk Factors – Market Conditions – Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease, impacting our profitability, and make it more challenging to meet certain statutory requirements, and changes in interest rates may also result in increased contract withdrawals" and "Item 1A. Risk Factors – Operational Matters – We face risks of non-collectability of reinsurance and increased reinsurance rates, which could materially affect our results of operations."

INVESTMENTS

An important component of our financial results is the return on investments. Our investment strategy is to balance the need for current income with prudent risk management, with an emphasis on generating sufficient current income to meet our obligations. This approach requires the evaluation of risk and expected return of each asset class utilized, while still meeting our income objectives. This approach also permits us to be more effective in our asset-liability management because decisions can be made based upon both the economic and current investment income considerations affecting assets and liabilities. Investments made by our insurance subsidiaries must comply with the insurance laws and regulations of the states of domicile.

Derivatives are used primarily for hedging purposes and, to a lesser extent, income generation. Hedging strategies are employed for a number of reasons including, but not limited to, hedging certain portions of our exposure to changes in interest rate fluctuations, credit risks, foreign exchange risks, equity risks and the market-implied volatilities associated with guaranteed benefit riders available in our variable annuity products. In September 2022, we announced enhancements to our variable annuity hedge program that continues to focus on generating sufficient assets to fund future claims with a goal of maximizing distributable earnings and explicitly protecting capital. The revised variable annuity hedge program, effective January 1, 2023, aligns with our increased strategic focus on maximizing the economic value as measured by distributable earnings, which is achieved by managing risks to capital generation due to market volatility. For additional information on our investments, including carrying values by category, quality ratings and net investment income, see "Consolidated Investments" in the MD&A, as well as Notes 1 and 4. For additional information on our variable annuity hedging program, see "Introduction – Executive Summary – Significant Operational Matters – Variable Annuity Hedge Program" in the MD&A.

FINANCIAL STRENGTH RATINGS

The Nationally Recognized Statistical Ratings Organizations rate the financial strength of our principal insurance subsidiaries. Rating agencies rate insurance companies based on financial strength and the ability to pay claims, factors more relevant to contract holders than investors. We believe that the ratings assigned by nationally recognized, independent rating agencies are material to our operations. There may be other rating agencies that also rate our insurance companies, which we do not disclose in our reports.

The insurer financial strength rating scales of AM Best, Fitch Ratings ("Fitch"), Moody's Investors Service ("Moody's") and S&P Global Ratings ("S&P") are characterized as follows:

- AM Best – A++ to D
- Fitch – AAA to C
- Moody's – Aaa to C
- S&P – AAA to D

As of February 13, 2023, the financial strength ratings of our principal insurance subsidiaries, as published by the principal rating agencies that rate us, were as follows:

	AM Best	Fitch	Moody's	S&P
The Lincoln National Life Insurance Company ("LNL")	A (3rd highest of 16)	A+ (5th highest of 19)	A1 (5th highest of 21)	A+ (5th highest of 21)
Lincoln Life & Annuity Company of New York ("LLANY")	A (3rd highest of 16)	A+ (5th highest of 19)	A1 (5th highest of 21)	A+ (5th highest of 21)
First Penn-Pacific Life Insurance Company ("FPP")	A (3rd highest of 16)	A+ (5th highest of 19)	A1 (5th highest of 21)	A- (7th highest of 21)

A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry and make it more difficult for us to market our products, as potential customers may select companies with higher financial strength ratings. See also "Item 1A. Risk Factors – Covenants and Ratings – A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors."

Our insurer financial strength ratings assigned by AM Best and S&P for LNL and LLANY and assigned by S&P for FPP are on outlook stable, and all of our other insurer financial strength ratings are on outlook negative. All of our ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that our principal insurance subsidiaries can maintain these ratings. Each rating should be evaluated independently of any other rating. Ratings are not recommendations to buy our securities. See "Liquidity and Capital Resources – Ratings" in the MD&A for a discussion of our credit ratings.

REGULATORY

Insurance Regulation

Our insurance subsidiaries, like other insurance companies, are subject to regulation and supervision by the states, territories and countries in which they are licensed to do business. The extent of such regulation varies, but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to supervisory agencies. In the U.S., this power is vested in state insurance departments.

In supervising and regulating insurance companies, state insurance departments, charged primarily with protecting contract holders and the public rather than investors, enjoy broad authority and discretion in applying applicable insurance laws and regulation for that purpose. Our principal insurance subsidiaries, LNL, LLANY and FPP, are domiciled in the states of Indiana, New York and Indiana, respectively.

The insurance departments of the domiciliary states exercise principal regulatory jurisdiction over our insurance subsidiaries. The extent of regulation by the states varies, but, in general, most jurisdictions have laws and regulations governing standards of solvency, adequacy of reserves, reinsurance, capital adequacy, licensing of companies and agents to transact business, prescribing and approving policy forms, regulating premium rates for some lines of business, prescribing the form and content of financial statements and reports, regulating the type and amount of investments permitted and standards of business conduct. Insurance company regulation is discussed further in this section under "Insurance Holding Company Regulation."

As part of their regulatory oversight process, state insurance departments conduct periodic examinations, generally once every three to five years, of the books, records, accounts and business practices of insurers domiciled in their states. Examinations are generally carried out in cooperation with the insurance regulators of other states under guidelines promulgated by the National Association of Insurance Commissioners ("NAIC"). State and federal insurance and securities regulatory authorities and other state law enforcement agencies and Attorneys General also, from time to time, make inquiries and conduct examinations or investigations regarding the compliance by our company, as well as other companies in our industry, with, among other things, insurance laws and securities laws. Our captive reinsurance and reinsurance subsidiaries are subject to periodic financial examinations by their respective domiciliary state insurance regulators. We have not received any material adverse findings resulting from state insurance department examinations of our insurance, reinsurance and captive reinsurance subsidiaries conducted during the three-year period ended December 31, 2022.

State insurance laws and regulations require our U.S. insurance companies to file financial statements with state insurance departments everywhere they do business, and the operations of our U.S. insurance companies and accounts are subject to examination by those departments at any time. Our U.S. insurance companies prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments. The NAIC has approved a series of statutory accounting principles ("SAP") that have been adopted, in some cases with minor modifications, by virtually all state insurance departments. Changes in these statutory accounting principles can significantly affect our capital and surplus.

In December 2022, the NAIC approved changes to Actuarial Guideline XLIX ("AG49") that affect the way insurance companies are permitted to illustrate certain IUL products. We are required to comply with the amended guideline, AG49-B, for any IUL products sold on, or after, May 1, 2023, and such compliance could impact our sales of such products. The NAIC is also considering modifications to the economic scenario generator used to calculate life and annuity reserves according to the Valuation Manual (e.g., VM-20 and VM-21) and the required capital for these life and annuity contracts, as well as certain fixed annuity and single premium life insurance products, which could affect the level and volatility of statutory reserves and required capital for products in scope. These modifications are expected to be implemented by January 1, 2025, at the earliest. Effective December 31, 2022, the NAIC revised the C-2 mortality calculation that is expected to result in a small decrease in risk-based capital ("RBC"). For more information, see "Item 1A. Risk Factors – Legislative, Regulatory and Tax – Our businesses are heavily regulated and changes in regulation and in supervisory and enforcement policies may affect our insurance subsidiary capital requirements, reduce our profitability, limit our growth or otherwise adversely affect our business, results of operations and financial condition." We are monitoring all potential changes and evaluating the potential impact they could have on our product offerings, financial condition and results of operations.

For more information on statutory reserving and our use of captive reinsurance structures, see "Liquidity and Capital Resources – Holding Company Sources and Uses of Liquidity and Capital –Subsidiaries' Capital" in the MD&A.

Insurance Holding Company Regulation

LNC and its primary insurance subsidiaries are subject to regulation pursuant to the insurance holding company laws of the states of Indiana and New York. These insurance holding company laws generally require an insurance holding company and insurers that are members of such insurance holding company's system to register with the insurance department authorities, to file with it certain reports disclosing information, including their capital structure, ownership, management, financial condition and certain inter-company transactions, including material transfers of assets and inter-company business agreements, and to report material changes in that information. These laws also require that inter-company transactions be fair and reasonable and, under certain circumstances, prior approval of the insurance departments must be received before entering into an inter-company transaction. Further, these laws require that an insurer's contract holders' surplus following any dividends or distributions to shareholder affiliates is reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

In general, under state holding company regulations, no person may acquire, directly or indirectly, a controlling interest in our capital stock unless such person, corporation or other entity has obtained prior approval from the applicable insurance commissioner for such acquisition of control. Pursuant to such laws, in general, any person acquiring, controlling or holding the power to vote, directly or indirectly, 10% or more of the voting securities of an insurance company, is presumed to have "control" of such company. This presumption may be rebutted by a showing that control does not exist in fact. The insurance commissioner, however, may find that "control" exists in circumstances in which a person owns or controls a smaller amount of voting securities. To obtain approval from the insurance commissioner of any acquisition of control of an insurance company, the proposed acquirer must file with the applicable commissioner an application containing information regarding: the identity and background of the acquirer and its affiliates; the nature, source and amount of funds to be used to carry out the acquisition; the financial statements of the acquirer and its affiliates; any potential plans for disposition of the securities or business of the insurer; the number and type of securities to be acquired; any contracts with respect to the securities to be acquired; any agreements with broker-dealers; and other matters.

Other jurisdictions in which our insurance subsidiaries are licensed to transact business may have similar or additional requirements for prior approval of any acquisition of control of an insurance or reinsurance company licensed or authorized to transact business in those jurisdictions. Additional requirements in those jurisdictions may include re-licensing or subsequent approval for renewal of existing licenses upon an acquisition of control. In addition, laws that govern the holding company structure also govern payment of dividends to us by our insurance subsidiaries. See "Liquidity and Capital Resources – Holding Company Sources and Uses of Liquidity and Capital – Restrictions on Subsidiaries' Dividends" in the MD&A for a discussion of restrictions on subsidiaries' dividends and other payments.

Risk-Based Capital

The NAIC has adopted RBC requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. There are five major risks involved in determining the requirements:

Category	Name	Description
Asset risk – affiliates	C-0	Risk of declining value of insurance subsidiaries and risk from off-balance sheet and other miscellaneous accounts
Asset risk – others	C-1	Risk of assets' default of principal and interest or fluctuation in fair value
Insurance risk	C-2	Risk of underestimating liabilities from business already written or inadequately business to be written in the future
Interest rate risk, health risk and market risk	C-3	Risk of losses due to changes in interest rate levels, risk that health benefits prepaid to providers become the obligation of the health insurer once again and risk of loss due to changes in market levels associated with variable products with guarantees
Business risk	C-4	Risk of general business

A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure adequacy of a company's statutory surplus by comparing it to the RBC determined by the formula. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the NAIC, to its company action level of RBC (known as the RBC ratio), also as defined by the NAIC.

Accordingly, factors that have an impact on the total adjusted capital of our insurance subsidiaries, such as the permitted practices discussed above or changes in actuarial assumptions that cause us to increase our reserves, will also affect their RBC levels. Four levels of regulatory attention may be triggered if the RBC ratio is insufficient:

- "Company action level" – If the RBC ratio is between 75% and 100%, then the insurer must submit a plan to the regulator detailing corrective action it proposes to undertake;
- "Regulatory action level" – If the RBC ratio is between 50% and 75%, then the insurer must submit a plan, but a regulator may also issue a corrective order requiring the insurer to comply within a specified period;
- "Authorized control level" – If the RBC ratio is between 35% and 50%, then the regulatory response is the same as at the "Regulatory action level," but, in addition, the regulator may take action to rehabilitate or liquidate the insurer; and
- "Mandatory control level" – If the RBC ratio is less than 35%, then the regulator must rehabilitate or liquidate the insurer.

As of December 31, 2022, the RBC ratios of LNL, LLANY and FPP reported to their respective states of domicile and the NAIC all exceeded the "company action level." We believe that we will be able to maintain the RBC ratios of our insurance subsidiaries in excess of "company action level" through prudent underwriting, claims handling, investing and capital management. However, no assurances can be given that developments affecting the insurance subsidiaries, many of which could be outside of our control, will not cause the RBC ratios to fall below the "company action level" or below our targeted levels, which are significantly higher than the "company action level." These developments may include, but may not be limited to: changes to the manner in which the RBC ratio is calculated; new regulatory requirements for calculating reserves, such as principles-based reserving; economic conditions leading to higher levels of impairments of securities in our insurance subsidiaries' general accounts; and an inability to finance life reserves such as through the issuance of letters of credit ("LOCs") supporting inter-company reinsurance structures.

See "Item 1A. Risk Factors – Liquidity and Capital Position – A decrease in the capital and surplus of our insurance subsidiaries may result in a downgrade to our credit and insurer financial strength ratings" and "Item 1A. Risk Factors – Legislative, Regulatory and Tax – Our businesses are heavily regulated and changes in regulation and in supervisory and enforcement policies may affect our insurance subsidiary capital requirements, reduce our profitability, limit our growth or otherwise adversely affect our business, results of operations and financial condition."

Privacy Regulations

In the course of our business, we collect and maintain personal data from our customers including personally identifiable non-public financial and health information, which subjects us to numerous privacy laws and regulations. These laws require, among other things, that we institute certain policies and procedures in our business to safeguard this information from improper use or disclosure, disclose our collection practices to consumers and customers, and promptly notify and report certain types of incidents involving this data. The laws and regulations vary by jurisdiction, and it is expected that additional laws and regulations will continue to be enacted. While we employ robust and tested privacy and information security programs, as regulators establish further regulations for addressing consumer and customer privacy, we may need to amend our policies and adapt our internal procedures. See "Item 1A. Risk Factors – Legislative, Regulatory and Tax – Compliance with existing and emerging privacy regulations could result in increased compliance costs and/or lead to changes in business practices and policies, and any failure to protect the confidentiality of personal information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations." For information regarding cybersecurity risks, see "Item 1A. Risk Factors – Operational Matters – Our information systems may experience interruptions, breaches in security and/or a failure of disaster recovery systems that could result in a loss or disclosure of confidential information, damage to our reputation, impairment of our ability to conduct business effectively and increased expenses."

Federal Initiatives

The U.S. federal government does not directly regulate the insurance industry; however, federal initiatives from time to time can impact the insurance industry. The marketplace continues to evolve in the changing regulatory environment.

Financial Reform Legislation

Since it was enacted in 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") has imposed considerable reform in the financial services industry. The ongoing implementation continues to present challenges and uncertainties for financial market participants. For instance, the Dodd-Frank Act and corresponding global initiatives imposed significant changes to the regulation of derivatives transactions, which we use to mitigate many types of risk in our business. As we post and collect initial margin in compliance with requirements that began in September 2021, we continue to evaluate the ways we are required to manage our derivatives trading and the attendant liquidity requirements. For more information, see "Item 1A. Risk Factors – Legislative, Regulatory and Tax – Implementation of the provisions of the European Market Infrastructure Regulation relating to the regulation of derivatives transactions subject us to margin requirements, the impact of which remains uncertain."

Our trading activities are also affected by the scheduled phaseout of the London Inter-Bank Offered Rate ("LIBOR") (the publication of which is scheduled to cease by June 2023) and the use of alternative reference rates and related adjustments. We continue to prepare for and monitor developments regarding these changes in order to reduce potential disruptions. As financial services regulatory reform continues to evolve in the U.S. and abroad, and the marketplace continues to respond, the extent to which our derivatives costs and strategies may change and the extent to which those changes may affect the range or pricing of our products remains uncertain.

In addition, the Dodd-Frank Act directed the Securities and Exchange Commission ("SEC") to study the implications resulting from the different standards applicable to broker-dealers and investment advisers and empowered the SEC to adopt a uniform fiduciary standard. In January 2011, the SEC released its study on the obligations and standards of conduct of financial professionals. The SEC staff initially recommended establishing a uniform fiduciary standard for investment advisers and broker-dealers when providing investment advice about securities, including guidance for principal trading and definitions of the duties of loyalty and care owed to retail customers that would be consistent with the standard that currently applies to investment advisers. Then, in June 2019, pursuant to the authority granted by the Dodd-Frank Act, the SEC adopted "Regulation Best Interest," which established a higher standard of care and disclosure for broker-dealers when making recommendations to retail customers, but did not create an explicit fiduciary duty. For more information, see "SEC Rules and Other Regulations relating to the Standard of Care Applicable to Investment Advisers and Broker-Dealers" below.

Additional provisions of the Dodd-Frank Act include, among other things, the creation of a new Consumer Financial Protection Bureau to protect consumers of certain financial products; and changes to certain corporate governance rules. The Federal Insurance Office established under the Dodd-Frank Act issues annually a wide-ranging report on the state of insurance regulation in the U.S., together with a series of recommendations on ways to monitor and improve the regulatory environment. The ultimate impact of these recommendations on our business is undeterminable at this time.

SEC Rules and Other Regulations relating to the Standard of Care Applicable to Investment Advisers and Broker-Dealers

In 2016, the Department of Labor ("DOL") released the DOL Fiduciary Rule, which became effective in 2017 and substantially expanded the range of activities considered to be fiduciary investment advice under the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code. The DOL Fiduciary Rule was subsequently vacated by the U.S. Court of Appeals for the Fifth Circuit (the "Fifth Circuit") in March 2018, and in June 2018, the Fifth Circuit issued a mandate stating that the original definition of "fiduciary," including the original five-part test, would apply going forward.

In 2019, the SEC approved "Regulation Best Interest," including a new standard of conduct for broker-dealers under the Securities Exchange Act of 1934, as amended ("Exchange Act"), which requires broker-dealers and their representatives to act in the best interest of retail customers when making recommendations of any securities transaction, without putting their financial interests ahead of the interests of retail customers. The final rule includes guidance on what constitutes a "recommendation" and a definition of who would be a "retail customer" in addition to provisions setting forth certain required disclosures, policies and procedures to identify conflicts of interest, and customer-specific best interest obligations.

In addition, the SEC approved the use of a new disclosure document, the customer or client relationship summary, or Form CRS. Form CRS is intended to provide retail investors with information about the nature of their relationship with their investment professional and supplements other more detailed disclosures, including existing Form ADV for advisers and the new disclosures under Regulation Best Interest for broker-dealers. Regulation Best Interest and Form CRS became effective as of September 10, 2019, with a transition period for compliance through June 30, 2020, as of which date broker-dealers were required to be compliant.

Finally, the SEC issued interpretative guidance regarding an investment adviser's fiduciary obligation under the Advisers Act. The guidance indicates that investment advisers have a fiduciary duty to their clients that includes both a duty of care and a duty of loyalty and further describes an investment adviser's responsibilities under these fiduciary duties.

In June 2020, the DOL proposed a new prohibited transaction exemption, which was finalized in December 2020. The new exemption went into effect on February 16, 2021, and had a transition period for compliance that extended into 2022. The new exemption allows the payment of compensation to investment advice fiduciaries who comply with the exemption's requirements and generally tracks the standard set forth in Regulation Best Interest. Lawsuits challenging certain aspects of the rule and related guidance have been initiated, and there may be additional efforts to challenge or revise this rule in the future. In addition, the DOL has indicated in its regulatory agenda that it plans to issue updated proposed rulemaking related to fiduciary advice. It is uncertain at this point whether these changes would have a material impact on our business.

In addition to the SEC and DOL rules, the NAIC and several states, including Massachusetts, Nevada, New Jersey and New York, have either enacted or proposed laws and regulations requiring investment advisers, broker-dealers and/or agents to meet a higher standard of care and provide additional disclosures when providing advice to their clients. The recently enacted state laws and regulations have resulted in, and upon adoption by other states such laws and regulations may result in, additional requirements related to the sale of our products. Additional disclosure and other requirements could adversely affect our business by causing us to reevaluate or change certain business practices or otherwise.

If any revised DOL fiduciary rule or any additional new rules that are implemented are more onerous than Regulation Best Interest, or are not coordinated with Regulation Best Interest, the impact on our business could be substantial. While we continue to monitor and evaluate the various proposals, we cannot predict what other proposals may be made, or what new legislation or regulation may be introduced or become law. Therefore, until such time as final rules or laws are in place, the potential impact on our business is uncertain.

Federal Tax Legislation

In late 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act resulted in significant reforms for corporations (in addition to individuals), including a number of provisions that directly impacted insurance companies. The vast majority of the changes became effective January 1, 2018. Throughout 2022, the Internal Revenue Service and U.S. Treasury finalized published guidance on the various provisions of the Tax Act. The issuance of this and prior guidance has not changed our interpretation and related implementation of the law changes in the Tax Act.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The Inflation Reduction Act of 2022 also established a 1% excise tax on stock repurchases made by publicly traded corporations. Both provisions are effective for tax years beginning after December 31, 2022. We are currently evaluating the impact of the corporate alternative minimum tax on our business, results of operations and financial condition.

We will continue to be actively engaged with policymakers including the Biden Administration to ensure the impacts of tax policy changes on our business and our customers are well understood.

Outside of potential tax law changes, the uncertainty of federal funding and the future of the Social Security Disability Insurance ("SSDI") program can have a substantial impact on the entire group benefit market because SSDI benefits are a direct offset to the benefits paid under group disability policies. Congress alleviated some of this uncertainty by passing the Bipartisan Budget Act of 2015. As a result, the Social Security Administration's 2022 Annual Report projects that the SSDI reserves will not be depleted until 2035.

Health Care Reform Legislation

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, which was subsequently amended by the Health Care and Education Reconciliation Act. This legislation, as well as subsequent state and federal laws and regulations, includes provisions that provide for additional taxes to help finance the cost of these reforms and substantive changes and additions to health care and related laws, which could potentially impact some of our lines of business. We continue to monitor any efforts by the government to repeal or replace provisions of the Patient Protection and Affordable Care Act and the effect those efforts may have on our businesses.

Patriot Act

The USA PATRIOT Act of 2001 includes anti-money laundering and financial transparency laws as well as various regulations applicable to broker-dealers and other financial services companies, including insurance companies. Financial institutions are required to collect information regarding the identity of their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies and share information with other financial institutions. As a result, we are required to maintain certain internal compliance practices, procedures and controls.

SECURE Act

In December 2019, President Trump signed into law the Setting Every Community Up for Retirement Enhancement Act (the "SECURE Act"). Most of the provisions of the SECURE Act were effective for plan years beginning after December 31, 2019. Among other things, the provisions of the SECURE Act make it easier for employers to offer lifetime income options in defined contribution retirement plans, facilitate the ability of small employers to offer access to retirement savings vehicles to their employees and increase opportunities for workers to save by enhancing retirement plan automatic enrollment and escalation features. Congress continued to build on the value created by the SECURE Act by passing SECURE Act 2.0 on December 29, 2022. This legislation also helps increase plan adoption and savings opportunities, while also making the offering of lifetime income in plans more feasible. We believe that the financial services industry will continue to benefit from the adoption of these legislative changes through continued or increased savings in retirement and annuity solutions, including through the utilization of Lincoln's suite of offerings.

ERISA Considerations

ERISA is a comprehensive federal statute that applies to U.S. employee benefit plans sponsored by private employers and labor unions. Plans subject to ERISA include pension and profit-sharing plans and welfare plans, including health, life and disability plans. ERISA provisions include reporting and disclosure rules, standards of conduct that apply to plan fiduciaries and prohibitions on transactions known as "prohibited transactions," such as conflict-of-interest transactions and certain transactions between a benefit plan and a party in interest. ERISA also provides for a scheme of civil and criminal penalties and enforcement. Our insurance, asset management, plan administrative services and other businesses provide services to employee benefit plans subject to ERISA, including services where we may act as an ERISA fiduciary. In addition, because certain of our businesses provide products and services to ERISA plans, transactions with those plans are subject to ERISA's prohibited transaction rules, which may affect our ability to enter into transactions, or the terms on which transactions may be entered into, with such plans, even if the business entering into the transaction is unrelated to the business giving rise to party-in-interest status.

Broker-Dealer and Securities Regulation

In addition to being registered under the Securities Act of 1933, some of our separate accounts as well as mutual funds that we sponsor are registered as investment companies under the Investment Company Act of 1940, and the shares of certain of these entities are qualified for sale in some or all states and the District of Columbia. We also have subsidiaries that are registered as broker-dealers under the Exchange Act and are subject to federal and state regulation, including, but not limited to, the Financial Industry Regulation Authority's ("FINRA") net capital rules. In addition, we have subsidiaries that are registered investment advisers under the Investment Advisers Act of 1940. Agents, advisers and employees registered or associated with any of our investment adviser or broker-dealer subsidiaries are subject to federal securities laws and to examination requirements and regulation by state and federal securities regulators. Regulation also extends to various LNC entities that employ or control those individuals. The SEC and other governmental agencies and self-regulatory organizations, as well as state securities commissions in the U.S., have the power to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or suspension and termination or limitation of the activities of the regulated entity or its employees. For more information about regulatory and litigation matters, see Note 13.

Environmental Considerations

Federal, state and local environmental laws and regulations apply to our ownership and operation of real property. Inherent in owning and operating real property are the risks of hidden environmental liabilities and the costs of any required clean-up. Under the laws of certain states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of clean-up, which could adversely affect our commercial mortgage lending. In several states, this lien has priority over the lien of an existing mortgage against such property. In addition, in some states and under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), we may be liable, as an "owner" or "operator," for costs of cleaning-up releases or threatened releases of hazardous substances at a property mortgaged to us. We also risk environmental liability when we foreclose on a property mortgaged to us. Federal legislation provides for a safe harbor from CERCLA liability for secured lenders that foreclose and sell the mortgaged real estate, provided that certain requirements are met. However, there are circumstances in which actions taken could still expose us to CERCLA liability. Application of various other federal and state environmental laws could also result in the imposition of liability on us for costs associated with environmental hazards.

We routinely conduct environmental assessments for real estate we acquire for investment and before taking title through foreclosure to real property collateralizing mortgages that we hold. Although unexpected environmental liabilities can always arise, based on these environmental assessments and compliance with our internal procedures, we believe that any costs associated with compliance with environmental laws and regulations or any clean-up of properties would not have a material adverse effect on our results of operations.

In addition, certain of our regulators have proposed or adopted, or may propose or adopt, environmental, social and governance ("ESG") rules or standards that would apply to our business. For example, in March 2022, the SEC proposed extensive rule changes that would require companies to include certain climate-related disclosures in their registration statements and periodic reports filed with the SEC. See "Item 1A. Risk Factors – Legislative, Regulatory and Tax – Increasing scrutiny and evolving expectations from investors, customers, regulators and other stakeholders regarding ESG matters may adversely affect our reputation or otherwise adversely impact our business and results of operations" and "– Climate change and climate change regulation may adversely affect our investment portfolio and financial condition."

Intellectual Property

We rely on a combination of copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. We have implemented a patent strategy designed to protect innovative aspects of our products and processes which we believe distinguish us from competitors. We currently own several issued U.S. patents.

We have an extensive portfolio of trademarks and service marks that we consider important in the marketing of our products and services, including, among others, the trademarks of the Lincoln National and Lincoln Financial names, the Lincoln silhouette logo and the combination of these marks. Trademark registrations may be renewed indefinitely subject to continued use and registration requirements. We regard our trademarks as valuable assets in marketing our products and services and intend to protect them against infringement and dilution.

HUMAN CAPITAL MANAGEMENT

As of December 31, 2022, we had a total of 11,316 employees, all based in the United States. Our mission is to help Americans achieve financial peace of mind by offering leading products and services. We believe that every move we make, including how we manage talent, shapes the future we share with our customers, communities and investors. Accordingly, each of our employees has access to important resources designed to, among other things, help them improve their well-being, understand the value of their work, develop their careers and thrive in a diverse and inclusive environment. From the moment our employees become part of Lincoln, they're empowered to "Be Lincoln" by living and acting with integrity and optimism in their communities, relationships and daily interactions with colleagues and clients. Our enterprise strategy is driven by continued focus on this unique employee culture, including the following key areas:

Diversity, Equity and Inclusion

We believe that diversity, equity and inclusion are fundamental to our ability to deliver on our promise to help customers secure their financial futures. Our diversity, equity and inclusion strategy is designed to deliver outcomes based on objectives and milestones in our workplace, marketplace and the broader communities we serve. This strategy ensures that a culture of diversity, equity and inclusion permeates every level of our organization as well as our interactions with partners and suppliers.

Our Board of Directors provides executive oversight of stated priorities, progress and strategic plans to support diversity, equity and inclusion across the enterprise. Lincoln's commitment to diversity, equity and inclusion begins at the highest level of management as a formal expectation of our leaders and all employees, as part of our performance management process. In 2022, we launched an annual Diversity, Equity and Inclusion conference available to all employees, featuring internal and external speakers and educational sessions. Our employees are actively involved in our efforts to further diversity, equity and inclusion at the company and beyond, through the work of our seven Business Resource Groups ("BRGs"). We maintain our BRG chapters nationwide across seven categories: African American, Asian American, Latino, LGBTQ+, People with Disabilities, Veterans and Women. Each BRG is sponsored and supported by senior leaders across the enterprise.

Employee Feedback and Employee Engagement

We actively listen to our employees in a variety of ways, including enterprise-wide and department-specific engagement surveys and focus groups, and we gather feedback on an ongoing basis. The Company conducts a comprehensive, company-wide engagement survey every two years, and often conducts department-specific pulse surveys in the alternate years, to inform our human resources strategy, measure progress and adjust plans, as necessary. We focus on equipping our managers to foster employee development and strengthen their voices. We support our managers through tools, resources and development programs to help them be the best leaders possible. We have also created tools to help managers develop and execute on targeted action plans to address areas of opportunity for their work groups.

Talent and Development

Our talent strategy supports Lincoln's ability to identify, develop, engage, retain and reward the talent we need for success in a competitive environment of constant change. Our employees work together with their managers to learn new skills, create an annual individual development plan and shape their careers. Their collaborative efforts are backed by a variety of resources we make available and guided by our Career Framework, which provides tools and resources to help employees discover, assess, plan and invest in their careers. In 2022, we launched Get CAREER FIT, an enterprise-wide program to support all employees in creating a specific and targeted development plan. This boot-camp style program includes expert advice, exercises and tools to clarify career aspirations and define specific steps to achieve success. As part of the program, managers attend virtual instructor-led training to support their effectiveness in having development conversations with their direct reports.

Our vision is to foster a premier learning culture, one that enhances leadership effectiveness, accelerates employee development and helps drive business performance. Employees can access a range of learning and development opportunities including numerous instructor-led, self-paced and curated courses. We have partnered with Harvard Business Publishing, a subsidiary of Harvard Business School, to offer courses specifically designed for our mid-level employees and senior level leaders. All Lincoln employees can also access open online courses offered through third-party providers, including TED@Work and Harvard Business Publishing. In 2022, we launched a new Learner Experience Platform that serves as the front door to all of our learning content, courses and programs.

Total Rewards and Employee Well-Being

We invest in our employees' futures by offering market-competitive compensation and a broad range of health and wellness programs as well as retirement savings, financial health and protection plans. Our employees receive a personalized Your Total Rewards statement that provides a comprehensive look at their direct and indirect compensation - the total investment that we make in them.

We offer paid time off and various flexible work arrangements, as part of a new hybrid work model that was informed by direct feedback from our workforce. In addition, we offer benefits and wellness programs focusing on the physical, emotional, social and financial well-being of our employees. For eligible employees, such programs include:

- a subsidized medical plan with domestic partner eligibility, plus optional dental and vision, a health savings account with a company contribution and a healthcare flexible spending account;
- a well-being program that provides access to personal health coaches, health screenings and flu shots, discounts and reimbursements for programs that promote health;
- an employee assistance program ("EAP") that provides counseling and tools to manage well-being;
- paid parental leave and adoption assistance programs;
- fertility, pregnancy and parenting support;
- a dependent care flexible spending account;
- access to Homework Connection which, provides one-on-one, on-demand homework help to students at no cost to employees;
- dedicated Lincoln Financial Retirement Consultants to evaluate employee retirement readiness and help them map out ways to improve their readiness; in addition to an independent financial wellness advisor for complete financial well-being assistance;
- our employee 401(k) plan with a company match and other convenient features; and
- accident and critical illness insurance coverages, short- and long-term disability plans and company-provided life insurance.


AVAILABLE INFORMATION


We file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, including LNC, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov.

We also make available, free of charge, on or through our website, www.lfg.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The information contained on our website is not included as part of, or incorporated by reference into, this report.

Item 1A. **Risk Factors**

You should carefully consider the risks described below before investing in our securities. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. In that case, the value of our securities could decline substantially.

Market Conditions

Weak conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Major central bank policy actions, inflation, recessionary conditions and political policy uncertainty remain key challenges for markets and our business. These macro-economic conditions have in the past and may in the future have an adverse effect on us given our credit and equity market exposure. In the event of extreme prolonged market events, such as the global credit crisis and recession that occurred during 2008 and 2009, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss and ratings downgrades due to market volatility.

Factors such as consumer spending, business investment, domestic and foreign government spending, the volatility and strength of the capital markets, the potential for inflation or deflation and uncertainty over domestic and foreign government actions all affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic downturn characterized by inflation, recessionary conditions, higher unemployment, lower disposable income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our financial and insurance products could be adversely affected. In addition, we have experienced and expect to continue to experience an elevated incidence of claims, and we could experience changes in the rate of lapses or surrenders of policies or other changes in consumer behavior as a result of financial stress. Our contract holders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Adverse changes in the economy have in the past and could in the future affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition.

Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease, impacting our profitability, and make it more challenging to meet certain statutory requirements.

Interest rate fluctuations and/or a sustained period of low interest rates could negatively affect our profitability. Some of our products, principally fixed annuities and UL, including linked-benefit UL, have interest rate guarantees that expose us to the risk that changes in interest rates will reduce our spread, or the difference between the amounts that we are required to pay under the contracts and the amounts we are able to earn on our general account investments intended to support our obligations under the contracts. Spreads are an important component of our net income. Declines in our spread or instances where the returns on our general account investments are not enough to support the interest rate guarantees on these products could have a material adverse effect on our businesses or results of operations. In addition, low rates increase the cost of providing variable annuity living benefit guarantees, which could negatively affect our variable annuity profitability.

In periods when interest rates are declining or remain at low levels, we may have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments reducing our spread. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which exacerbates this risk. Lowering interest crediting rates helps to mitigate the effect of spread compression on some of our products. However, because we are entitled to reset the interest rates on our fixed-rate annuities only at limited, pre-established intervals, and since many of our contracts have guaranteed minimum interest or crediting rates, our spreads could still decrease. For additional information on our guaranteed crediting rates, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk – Interest Rate Risk on Fixed Insurance Businesses – Falling Rates."

Generally, a decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, our recorded policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened, thereby reducing net income in the affected reporting period. Accordingly, declining interest rates or sustained low-interest rates may materially affect our results of operations, financial condition and cash flows and significantly reduce our profitability. In addition, a decline in or sustained period of low market interest rates may make it more challenging for us to pass certain asset adequacy tests related to statutory reserves, given the required conservatism of some of the regulations with which we must comply. To meet these requirements, we may be required to post asset adequacy reserves, which, depending on the size of the reserve, could materially affect our financial results.

Increases in interest rates may negatively affect our profitability, capital position and the value of our investment portfolio and may also result in increased contract withdrawals.

Throughout 2022, the Federal Reserve increased the federal funds rate target range to combat inflation. In February 2023, the Federal Reserve announced an additional 25 basis points increase, when it set the range at 4.50% to 4.75% and reiterated its commitment to implement and maintain policy as needed to bring inflation down. In periods of rapidly increasing interest rates, such as that we are experiencing currently, while higher interest rates will lead to higher yields on our asset portfolios, such increases in yield may be more than offset by increases in crediting rates necessary to keep our interest-sensitive products competitive and potentially higher borrowing costs, thus lowering our spreads. In such a scenario, we may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets.

An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio and capital position, for example, by decreasing the estimated fair values of the fixed-income securities that comprise a substantial portion of our investment portfolio. This decline in the fair value of fixed-income securities can have an adverse impact on our capital position, particularly from a GAAP perspective, as the decline in fair value of fixed-income securities may not be offset by a corresponding decline in the value of liabilities due to higher interest rates. An increase in interest rates could also result in decreased fee income associated with a decline in the value of variable annuity account values invested in fixed-income funds. In addition, statutory capital requirements for certain fixed annuity and single premium life insurance products incorporate stochastic projections that can result in increased capital requirements, particularly as interest rates increase, which may affect our reported RBC ratio.

Increases in interest rates may cause increased surrenders and withdrawals of insurance products. In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to buy products with perceived higher returns. This process may lead to a flow of cash out of our businesses. These outflows may require investments to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses that reduce our capital position. A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds. Furthermore, unanticipated increases in withdrawals and terminations may accelerate amortization of our deferred acquisition costs ("DAC") and value of business acquired ("VOBA") assets, which would reduce net income.

Because the equity markets impact the profitability and expected profitability of many of our products, changes in equity markets may significantly affect our business and profitability.

The fee income that we earn on certain products, including variable annuities, is based primarily upon account values, and the fee income that we earn on VUL policies is partially based upon account values. Because strong equity markets result in higher account values, strong equity markets positively affect our net income through increased fee income. Conversely, a weakening of the equity markets results in lower fee income and may have a material adverse effect on our results of operations and capital resources.

Changes in the equity markets, interest rates and/or volatility affect the profitability of our products with guaranteed benefits; therefore, such changes may have a material adverse effect on our business and profitability.

Certain of our variable annuity and fixed indexed annuity products include optional guaranteed benefit riders, including GDB (variable annuity only) and GLB riders. The fair value of these guaranteed benefit riders is impacted by changes in equity markets, interest rates, volatility, foreign exchange rates and credit spreads. Accordingly, strong equity markets, increases in interest rates and decreases in volatility will generally decrease the guaranteed benefit riders liability and would result in an increase to our earnings. Conversely, a decrease in the equity markets along with a decrease in interest rates and an increase in volatility will generally result in an increase to the guaranteed benefit riders liability and would result in a decrease to our earnings.

Certain of our VUL products include secondary guarantees. We accrue additional liabilities for these secondary guarantees, and these liabilities are impacted by changes in equity markets. Accordingly, strong equity markets generally decrease these additional liabilities. Conversely, a decrease in the equity markets will generally increase these additional liabilities. We use a hedge to partially mitigate the risk related to equity market volatility and are evaluating other financing solutions, but there can be no guarantee that our hedge or other solutions will be fully effective to mitigate this risk.

Our hedging strategies may not be fully effective to offset the changes in the carrying value of the guarantees on certain of our products, which could result in volatility in our results of operations and financial condition under GAAP and in the capital levels of our insurance and reinsurance subsidiaries.

We use a variety of hedging strategies to mitigate the risks to the capital of our insurance and reinsurance subsidiaries associated with certain guarantees on our variable products. However, the hedging strategies may not be fully effective to offset the changes in the carrying value of these guarantees, as our hedging strategies hedge risks on a basis that does not correspond to their anticipated or actual impact upon our results of operations or financial condition under GAAP. Changes from period to period in the valuation of these guarantees, and in the amount of our obligations effectively hedged, will result in volatility in our results of operations and financial condition under GAAP and in the capital levels of our insurance and reinsurance subsidiaries. Estimates and assumptions we make in connection with hedging activities may fail to reflect or correspond to our actual long-term exposure from our guarantees.

Legislative, Regulatory and Tax

Our businesses are heavily regulated and changes in regulation and in supervisory and enforcement policies may affect our insurance subsidiary capital requirements, reduce our profitability, limit our growth or otherwise adversely affect our business, results of operations and financial condition.

Our insurance subsidiaries are subject to extensive supervision and regulation in the states in which we do business. The insurance departments of the domiciliary states exercise principal regulatory jurisdiction over our insurance subsidiaries. The extent of regulation by the states varies, but, in general, most jurisdictions have laws and regulations governing standards of solvency, adequacy of reserves, reinsurance, capital adequacy, licensing of companies and agents to transact business, prescribing and approving policy forms, regulating premium rates for some lines of business, prescribing the form and content of statutory financial statements and reports, regulating the type and amount of investments permitted, and standards of business conduct. In addition, state insurance holding company laws impose restrictions on certain inter-company transactions and limitations on the amount of dividends that insurance subsidiaries can pay.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, sometimes lead to changes in business practices or additional expense, statutory reserves and/or RBC requirements for the insurer and, thus, could have a material adverse effect on our financial condition and results of operations. For example, the NAIC is considering modifications to the economic scenario generator used to calculate life and annuity reserves according to the Valuation Manual (e.g. VM-20 and VM-21) and the required capital for these life and annuity contracts, as well as certain fixed annuity and single premium life insurance products, which could affect the level and volatility of statutory reserves and required capital for products in scope. The economic scenarios are a key input in the statutory reserve and required capital calculations for certain products, such as variable annuities. If the NAIC adopts an economic scenario generator that produces scenarios with characteristics that differ significantly from what the current economic scenario generator prescribed in these calculations would produce under the same circumstances, this could have a significant impact on the statutory reserves and required capital for products in scope upon adoption as well as affect how the statutory reserves and required capital for these products respond to changes in market conditions. We are monitoring all potential changes and evaluating the potential impact they could have on our product offerings and financial condition and results of operations. See "Item 1. Business – Regulatory – Insurance Regulation" for a discussion of additional changes under consideration and recent changes implemented by the NAIC, including changes to principles-based reserving and changes to actuarial guidelines, and the impact of such changes on our business.

Although we endeavor to maintain all required licenses and approvals, our businesses may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations, which may change from time to time. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines. Further, insurance regulatory authorities have relatively broad discretion to issue orders of supervision, which permit such authorities to supervise the business and operations of an insurance company. As of December 31, 2022, no state insurance regulatory authority had imposed on us any material fines or revoked or suspended any of our licenses to conduct insurance business in any state or issued an order of supervision with respect to our insurance subsidiaries that would have a material adverse effect on our results of operations or financial condition.

Compliance with existing and emerging privacy regulations could result in increased compliance costs and/or lead to changes in business practices and policies, and any failure to protect the confidentiality of personal information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.

Complying with the numerous privacy laws and regulations to which we are subject and other existing, emerging and changing privacy requirements could cause us to incur substantial costs or require us to change our business practices and policies. Non-compliance could result in monetary penalties or significant legal liability. For more information, see "Item 1. Business – Regulatory – Privacy Regulations."

Many of the employees and associates who conduct our business have access to, and routinely process, personal information through a variety of media, including information technology systems. We rely on various internal processes and controls to protect the confidentiality of personal information that is accessible to, or in the possession of, our employees and our associates, including service providers, distribution partners, independent agents and others. It is possible that an employee or associate could, intentionally or unintentionally, disclose or misappropriate confidential consumer or client information or our data could be the subject of a cybersecurity attack. State and federal laws and regulations also require us to disclose our data collection and sharing practices to our consumers and customers and to provide certain consumers and customers with access to certain pieces of their personal information, the right to request correction of their information, the right to request deletion of their information, and the right to opt out of certain tracking, sharing and processing. We rely on various internal processes and associates to report our practices accurately and to respond appropriately to consumer and customer requests. We cannot predict what, if any, actions from U.S. state and federal regulators may be taken if we fail to maintain these processes or if we or our associates fail to comply with our policies or procedures. If we or our associates fail to comply with applicable processes, policies, procedures and controls, misappropriation or intentional or unintentional inappropriate disclosure or misuse of consumer or client information, or violation of applicable state or federal laws, could occur. Such an event could materially damage our reputation or lead to regulatory, civil or criminal investigations and penalties, which, in turn, could have a material impact on our business, financial condition and results of operations.

In addition, we analyze customer data to better manage our business. There has been increased scrutiny, including from U.S. state and federal regulators, regarding the use of "big data" techniques such as price optimization. In August 2020, members of the NAIC unanimously adopted guiding principles on artificial intelligence, to inform and articulate general expectations for businesses, professionals and stakeholders across the insurance industry as they implement artificial intelligence tools to facilitate operations. We cannot predict what, if any, actions may be taken with regard to "big data," but any inquiries and limitations could have a material impact on our business, financial condition and results of operations.

Increasing scrutiny and evolving expectations from investors, customers, regulators and other stakeholders regarding ESG matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.

Certain existing or potential investors, customers, regulators and other stakeholders evaluate our business or other practices according to a variety of ESG standards and expectations. Certain of our regulators have proposed or adopted, or may propose or adopt, ESG rules or standards that would apply to our business. For example, in March 2022, the SEC proposed extensive rule changes that would require companies to include certain climate-related disclosures in their registration statements and periodic reports filed with the SEC. ESG-related rules, guidance and policies may impose additional costs, cause changes to our corporate governance and risk management practices and expose the industry to new or additional risks.

Our practices may be judged by ESG standards that are continually evolving and not always clear. Prevailing ESG standards and expectations may also reflect contrasting or conflicting values or agendas. We may fail to meet our ESG-related commitments or targets, and our policies and processes to evaluate and manage ESG standards in coordination with other business priorities may not prove completely effective or satisfy investors, customers, regulators or others. We may face adverse regulatory, investor, customer, media or public scrutiny leading to business, reputational or legal challenges, which could adversely affect our reputation or otherwise adversely affect our business and results of operations, including but not limited to the ability to sell products, policyholder retention and increased cost of financing.

Federal or state regulatory actions could result in substantial fines, penalties or prohibitions or restrictions on our business activities and could have a material adverse effect on our business, results of operations or financial condition.

Our broker-dealer and investment adviser subsidiaries as well as our variable annuities and variable life insurance products, are subject to regulation and supervision by the SEC, FINRA and/or state securities regulators. Applicable laws and regulations generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the subsidiaries from carrying on their businesses in the event that they fail to comply with such laws and regulations. The foregoing regulatory or governmental bodies, as well as the DOL and others, have the authority to review our products and business practices and those of our agents, advisers, registered representatives, associated persons and employees. In recent years, there has been increased scrutiny by these bodies, which has included more extensive examinations, regular sweep inquiries and more detailed review of disclosure documents. These regulatory or governmental bodies may bring regulatory or other legal actions against us if, in their view, our practices, or those of our agents or employees, are improper. These actions can result in substantial fines, penalties or prohibitions or restrictions on our business activities and could have a material adverse effect on our business, results of operations or financial condition.

Changes to laws or regulations could adversely affect our distribution model and may result in additional disclosure and other requirements related to the sale and delivery of our products and services, which may adversely affect our business.

In 2019, the SEC approved "Regulation Best Interest," including a new standard of conduct for broker-dealers under the Exchange Act, which requires broker-dealers and their representatives to act in the best interest of retail customers when making recommendations of any securities transaction, without putting their financial interests ahead of the interests of retail customers. Among other things, the final rule includes provisions setting forth certain required disclosures, policies and procedures to identify conflicts of interest, and customer-specific best interest obligations. In addition, the SEC approved the use of a new disclosure document, Form CRS, which is intended to provide retail investors with information about the nature of their relationship with their investment professional and supplements other more detailed disclosures. Regulation Best Interest and Form CRS became effective as of September 10, 2019, with a transition period for compliance through June 30, 2020, as of which date broker-dealers were required to be compliant.

In June 2020, the DOL proposed a new prohibited transaction exemption, which was finalized in December 2020. The new exemption went into effect on February 16, 2021, and had a transition period for compliance that extended into 2022. The new exemption allows the payment of compensation to investment advice fiduciaries who comply with the exemption's requirements and generally tracks the standard set forth in Regulation Best Interest. Lawsuits challenging certain aspects of the rule and related guidance have been initiated, and there may be additional efforts to challenge or revise this rule in the future. In addition, the DOL has indicated in its regulatory agenda that it plans to issue proposed rulemaking related to fiduciary advice. It is uncertain at this point whether these changes would have a material impact on our business.

In addition to the SEC and DOL rules, the NAIC and several states have either enacted or proposed laws and regulations requiring investment advisers, broker-dealers and/or agents to meet a higher standard of care and provide additional disclosures when providing advice to their clients, resulting in additional requirements related to the sale of our products. For more information on these regulations, see "Item 1. Business – Regulatory – Federal Initiatives – SEC Rules and Other Regulations relating to the Standard of Care Applicable to Investment Advisers and Broker-Dealers."

Additional disclosure and other requirements could adversely affect our business by causing us to reevaluate or change certain business practices or otherwise. If any revised DOL fiduciary rule or any additional new rules that are implemented are more onerous than Regulation Best Interest, or are not coordinated with Regulation Best Interest, the impact on our business could be substantial. While we continue to monitor and evaluate the various proposals, we cannot predict what other proposals may be made, or what new legislation or regulation may be introduced or become law. Therefore, until such time as final rules or laws are in place, the potential impact on our business is uncertain.

Changes in U.S. federal income tax law could impact our tax costs and the products that we sell.

Changes in tax laws or interpretations of such laws could increase our corporate taxes and negatively impact our results of operations and financial condition. Tax authorities may enact changes in tax law or issue new regulations or other pronouncements that could increase our current tax burden and impose new taxes on our business. Guidance on previously enacted tax law changes could impact our interpretations of existing law and also have an impact on our business.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. This provision is effective for tax years beginning after December 31, 2022. We are currently evaluating the impact of the impact of this new alternative minimum tax on our business, results of operations and financial condition.

Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm our businesses.

We are, and in the future may be, subject to legal and regulatory actions in the ordinary course of our business. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to us and proceedings that are typical of the businesses in which we operate. Some of these legal proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. Substantial legal liability in these or future legal or regulatory actions could have a material financial effect or cause significant harm to our reputation, which in turn could materially harm our business prospects. See Note 13 for a description of legal and regulatory proceedings and actions.

Climate change and climate change regulation may adversely affect our investment portfolio and financial condition.

Climate change and climate change regulation may affect the prospects of companies and other entities whose securities we hold or our willingness to continue to hold their securities. Climate change could also impact our counterparties and other third parties, including, among others, reinsurers and derivatives counterparties. Additionally, the value of investments, including real estate investments we hold, and the broader market indices could be adversely affected, which may impact our product profitability and the ability to write new business. Although we have performed, and will continue to perform, climate change scenario analyses with respect to the investments in portions of our general account, we cannot accurately predict the long-term impacts on us or our portfolio from climate change or related regulation.

Implementation of the provisions of the European Market Infrastructure Regulation relating to the regulation of derivatives transactions subjects us to margin requirements, the impact of which remains uncertain.

The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and corresponding global initiatives, including the European Market Infrastructure Regulation implemented in 2012, imposed significant changes to the regulation of derivatives transactions, which we use to mitigate many types of risk in our business. The European Market Infrastructure Regulation and matching U.K. rules impose initial margin requirements that largely correspond to the requirements of the Dodd-Frank Act. As an exception, our Europe-based swap providers may be subject to additional margin requirements with respect to equity options beginning in 2024, which may require us to post and collect additional initial margin. Until the application of initial margin requirements is complete, the impact of these provisions on liquidity and capital resources remains uncertain.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are prepared in accordance with GAAP as identified in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC"). From time to time, we are required to adopt new or revised accounting standards or guidance that are incorporated into the FASB ASC. It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to the consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Specifically, in August 2018, the FASB released Accounting Standards Update 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts. We began accounting under the new method as of the January 1, 2023, effective date, which has resulted in significant changes to how we account for and report our insurance contracts (both in-force and new business), including updating assumptions used to measure the liability for future policy benefits for traditional and limited-payment contracts, measuring of market risk benefits ("MRBs") and changing the amortization of DAC and DAC-like intangibles. See Note 2 for more information regarding our adoption of this standard. See also "Changes in the equity markets, interest rates and/or volatility affect the profitability of our products with guaranteed benefits; therefore, such changes may have a material adverse effect on our business and profitability" above.

Our domestic insurance subsidiaries are subject to SAP. Any changes in the method of calculating reserves for our life insurance and annuity products under SAP may result in increased reserve requirements.

The NAIC also adopts changes to its regulations from time to time, which, depending on the scope of the change, could materially affect our financial condition and results of operations. See "Item 1. Business – Regulatory – Insurance Regulation."

Anti-takeover provisions could delay, deter or prevent our change in control, even if the change in control would be beneficial to LNC shareholders.

We are an Indiana corporation subject to Indiana state law. Certain provisions of Indiana law could interfere with or restrict takeover bids or other change in control events affecting us. Under Indiana law, directors may, in considering the best interests of a corporation, consider the effects of any action on shareholders, employees, suppliers and customers of the corporation and the communities in which offices and other facilities are located, and other factors the directors consider pertinent. One statutory provision prohibits, except under specified circumstances, LNC from engaging in any business combination with any shareholder who owns 10% or more of our common stock (which shareholder, under the statute, would be considered an "interested shareholder") for a period of five years following the time that such shareholder became an interested shareholder, unless such business combination is approved by the Board of Directors prior to such person becoming an interested shareholder.

In addition to the anti-takeover provisions of Indiana law, there are other factors that may delay, deter or prevent our change in control. As an insurance holding company, we are regulated as an insurance holding company and are subject to the insurance holding company acts of the states in which our insurance company subsidiaries are domiciled. The insurance holding company acts and regulations restrict the ability of any person to obtain control of an insurance company without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company, or an insurance holding company which controls an insurance company, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company or insurance company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Liquidity and Capital Position

Adverse capital and credit market conditions may affect our ability to meet liquidity needs, access to capital and cost of capital.

In the event that our current sources of liquidity do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. See "Liquidity and Capital Resources – Ratings" in the MD&A for a description of our credit ratings. Our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business, most significantly our insurance operations. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy statutory capital requirements; generate fee income and market-related revenue to meet liquidity needs; and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue shorter term securities than we prefer or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

Because we are a holding company with no direct operations, the inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

Our insurance subsidiaries are subject to certain insurance department regulatory restrictions related to the transfer of funds and payment of dividends to LNC, including statutory limitations on the amount of dividends that can be paid. In addition, payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of their respective jurisdictions requiring that our insurance subsidiaries hold a specified amount of minimum reserves in order to meet future obligations on their outstanding policies. In order to meet their claims-paying obligations, our insurance subsidiaries regularly monitor their reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. At times, we may determine that reserves in excess of the minimum may be needed to ensure sufficiency. See "Liquidity and Capital Resources – Holding Company Sources and Uses of Liquidity and Capital – Restrictions on Subsidiaries' Dividends" in the MD&A for additional information regarding these restrictions and requirements.

Changes in, or reinterpretations of, these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses. Requiring our insurance subsidiaries to hold additional reserves has the potential to constrain their ability to pay dividends to the holding company.

The earnings of our insurance subsidiaries impact contract holders' surplus. Lower earnings constrain the growth in our insurance subsidiaries' capital, and therefore, can constrain the payment of dividends and advances or repayment of funds to us. In addition, the amount of surplus that our insurance subsidiaries could pay as dividends is constrained by the amount of surplus they hold to maintain their financial strength ratings, to provide an additional layer of margin for risk protection and for future investment in our businesses. As a result, to the extent our subsidiaries are unable or are materially restricted from being able to pay dividends to us in sufficient amounts, our ability to meet our obligations could be materially affected.

A decrease in the capital and surplus of our insurance subsidiaries may result in a downgrade to our credit and insurer financial strength ratings.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by our insurance subsidiaries (which itself is sensitive to equity market and credit market conditions), the amount of additional capital our insurance subsidiaries must hold to support business growth, changes in reserving requirements, such as principles-based reserving, our inability to obtain reserve relief, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio, the value of certain derivative instruments that do not get hedge accounting treatment, changes in interest rates and foreign currency exchange rates, as well as changes to the NAIC RBC formulas. The RBC ratio is also affected by the product mix of the in-force book of business (i.e., the amount of business without guarantees is not subject to the same level of reserves as the business with guarantees). In extreme scenarios of equity market declines, the amount of additional statutory reserves that we are required to hold for our VUL insurance guarantees and variable annuity guarantees may increase at a rate greater than the rate of change of the markets. Increases in reserves reduce the statutory surplus used in calculating our RBC ratios. Most of these factors are outside of our control. Our credit and insurer financial strength ratings are significantly influenced by the statutory surplus amounts and RBC ratios of our insurance company subsidiaries. The RBC ratio of LNL is an important factor in the determination of the credit and financial strength ratings of LNC and its subsidiaries. For example, shortly after our announcement in November 2022 that we expected decreases to our statutory capital and RBC ratio by the end of 2022, AM Best downgraded LNC's short and long-term issuer credit ratings and the financial strength ratings of LNL and LLANY, due in part to a decrease in our capital, and revised its ratings outlooks from stable to negative for LNC and FPP, while Moody's and Fitch revised their short and long-term issuer credit and financial strength ratings outlooks for LNC and its insurance subsidiaries from stable to negative. See "Item 1. Business – Financial Strength Ratings" and "Liquidity and Capital Resources – Ratings" in the MD&A for a full description of our ratings and ratings outlooks, including our S&P ratings and outlooks, certain of which were also downgraded or revised in November 2022 prior to our above-referenced announcement.

In addition, rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of statutory capital we must hold in order to maintain our current ratings. For example, S&P has announced that it plans to propose changes to its insurer RBC capital adequacy model, which, depending on the final changes, could increase the amount of statutory capital we are required to hold in order to maintain our current ratings. To the extent that our statutory capital resources are deemed to be insufficient to maintain a particular rating by one or more rating agencies, we may seek to raise additional capital through public or private equity or debt financing, which may be on terms not as favorable as in the past.

Alternatively, if we were not to raise additional capital in such a scenario, either at our discretion or because we were unable to do so, our financial strength and credit ratings might be downgraded by one or more rating agencies. For more information on risks regarding our ratings, see "Covenants and Ratings – A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors" below.

An inability to access our credit facilities could result in a reduction in our liquidity and lead to downgrades in our credit and financial strength ratings.

We rely on our credit facilities as a potential source of liquidity. We also use the credit facilities as a potential backstop to provide statutory reserve credit. Our credit facilities are available to provide reserve credit to LNL in such a case. If we were unable to access our facility in such circumstances, it could materially impact LNL's capital position. The availability of these facilities could be critical to our credit and financial strength ratings and our ability to meet our obligations as they come due in a market when alternative sources of credit are tight.

In addition, our failure to comply with the covenants in the credit facilities or fulfill the conditions to borrowings, or the failure of lenders to fund their lending commitments (whether due to insolvency, illiquidity or other reasons) in the amounts provided for under the terms of the facilities, would restrict our ability to access these credit facilities when needed and, consequently, could have a material adverse effect on our financial condition and results of operations.

Assumptions and Estimates

As a result of changes in assumptions, estimates and methods in calculating reserves, our reserves for future policy benefits and claims related to our current and future business as well as businesses we may acquire in the future may prove to be inadequate.

We establish and carry, as a liability, reserves based on estimates of how much we will need to pay for future benefits and claims. For our insurance products, we calculate these reserves based on many assumptions and estimates, including, but not limited to, estimated premiums we will receive over the assumed life of the policies, the timing of the events covered by the insurance policies, the lapse rate of the policies, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive.

The sensitivity of our statutory reserves and surplus established for our variable universal life contracts and variable annuity base contracts and riders to changes in the equity markets will vary depending on the magnitude of the decline. The sensitivity will be affected by the level of account values relative to the level of guaranteed amounts, product design and reinsurance. Statutory reserves for variable annuities depend upon the cumulative equity market impacts on the business in force, and therefore, result in non-linear relationships with respect to the level of equity market performance within any reporting period.

The assumptions and estimates we use in connection with establishing and carrying our reserves are inherently uncertain. Accordingly, we cannot determine with precision the ultimate amount or the timing of the payment of actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims. If our actual experience is different from our assumptions or estimates, our reserves may prove to be inadequate in relation to our estimated future benefits and claims, which would adversely affect our financial condition and results of operations. In addition, increases in reserves have a negative effect on income from operations in the quarter incurred and could also have a negative impact in future periods. For example, in the third quarter of 2022, we incurred a substantial charge related to the company's annual review of DAC and reserve assumptions, related primarily to updated lapse assumptions related to UL products with secondary guarantees in response to emerging experience, combined with recently validated external industry perspectives. This charge also impacted our statutory capital in the fourth quarter of 2022. For more information on our annual assumption review, see "Critical Accounting Policies and Estimates – Annual Assumption Review" in MD&A. For information on impacts to our statutory capital, see "Liquidity and Capital Resources – Overview – Capital" in the MD&A.

We may be required to recognize an impairment of our goodwill or to establish a valuation allowance against our deferred income tax assets.

If our businesses do not perform well and/or their estimated fair values decline or the price of our common stock does not increase, we may be required to recognize an impairment of our goodwill or to establish a valuation allowance against the deferred income tax asset, which could have a material adverse effect on our results of operations and financial condition. For example, during the third quarter of 2022, we recorded goodwill impairment of $634 million related to our Life Insurance segment. Future reviews of goodwill could result in an impairment of goodwill, and such write-downs could have a material adverse effect on our net income and book value, although they would not affect the statutory capital of our insurance subsidiaries. For more information on goodwill, see "Critical Accounting Policies and Estimates – Goodwill and Other Intangible Assets" in the MD&A and Note 9.

If, based on available information, including about the performance of a business and its ability to generate future capital gains, we determine that it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Such valuation allowance could have a material adverse effect on our results of operations and financial condition. For more information on our deferred income tax assets, see Note 6.

The determination of the amount of allowance for credit losses and impairments taken on our investments is highly subjective and could materially impact our results of operations or financial condition.

The determination of the amount of allowances and impairments varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. There can be no assurance that our management has accurately assessed the level of impairments taken and allowances reflected in our financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.

With respect to unrealized losses, we establish deferred tax assets for the tax benefit we may receive in the event that losses are realized. The realization of significant realized losses could result in an inability to recover the tax benefits and may result in the establishment of valuation allowances against our deferred tax assets. Realized losses or impairments may have a material adverse impact on our results of operations and financial condition. See "Critical Accounting Policies and Estimates – Investments" in the MD&A for additional information.

Changes to our valuation of investments and our methodologies, estimations and assumptions could harm our results of operations or financial condition.

During periods of market disruption or rapidly-changing market conditions, such as significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, or infrequent trading, or when market data is limited, our investments may become less liquid and we may base our valuations on less-observable and more subjective inputs, assumptions, or methods that may result in estimated fair values that significantly vary by period, and may exceed the investment's sale price. Decreases in the estimated fair value of our securities may harm our results of operations or financial condition. See "Critical Accounting Policies and Estimates – Investments" in the MD&A for additional information.

Significant adverse mortality experience may result in the loss of, or higher prices for, reinsurance, which could adversely affect our profitability.

We reinsure a portion of the mortality risk on fully underwritten, newly issued, individual life insurance contracts. We regularly review retention limits for continued appropriateness and they may be changed in the future. In the event that we experience adverse mortality or morbidity experience, a significant portion of that is reimbursed by our reinsurers. Prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs and, ultimately, reinsurers being unwilling to offer future coverage. If we are unable to maintain our current level of reinsurance or obtain new reinsurance protection at comparable rates to what we are paying currently, we may have to accept an increase in our net exposures or revise our pricing to reflect higher reinsurance premiums or both. If this were to occur, we may be exposed to reduced profitability and cash flow strain or we may not be able to price new business at competitive rates.

Pandemics and other catastrophes have impacted, and may in the future, adversely impact liabilities for contract holder claims.

Our insurance operations are exposed to the risk of catastrophic mortality and morbidity, such as that caused by a pandemic, an act of terrorism, natural disaster or other event that causes a large number of deaths, injuries or illnesses. In addition, in our group insurance operations, an event that affects the workplace of one or more of our group insurance customers, such as a pandemic or a natural disaster, could also cause a significant loss due to mortality or morbidity claims. Due to the COVID-19 pandemic that emerged in the first quarter of 2020, we experienced higher mortality claim payments due to an elevation in claim incidence. In addition, we experienced an increase in short-term and long-term disability claims related to the pandemic. This elevated level of claim incidence negatively impacted our earnings in each of the last three years. We expect COVID-19-related mortality to continue to follow U.S. death trends. The likelihood, timing or severity of a future pandemic or other catastrophe cannot be predicted. Additionally, the impact of climate change has caused, and may continue to cause, changes in weather patterns, resulting in more severe and more frequent natural disasters such as forest fires, hurricanes, tornados, floods and storm surges. The continuation of the COVID-19 pandemic, or future pandemics or other catastrophic events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Pandemics, natural disasters and man-made catastrophes, including terrorism, may produce significant damage in larger areas, especially those that are heavily populated. Although our investment, product and physical exposures are diversified (e.g., geographically), reducing the enterprise impact to catastrophic events, claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Also, catastrophic events could harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries. Accordingly, our ability to write new business could also be affected.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event. We cannot be certain that the liabilities we have established or applicable reinsurance will be adequate to cover actual claim liabilities, and a catastrophic event or multiple catastrophic events could have a material adverse effect on our business, results of operations and financial condition.

Operational Matters

We may not realize or sustain all of the benefits we expect from the Spark Initiative, our investments associated with the initiative could be greater than expected, and our efforts with respect to the initiative may result in disruption of our businesses or distraction of our management and employees, which could have a material effect on our business, financial condition and results of operations.

In November 2021, we formally communicated a new expense savings initiative, the Spark Initiative, focused on driving efficiencies throughout all aspects of our business, from leveraging automation to simplifying and improving process efficiency. In addition, this program is targeting benefits beyond cost savings, including improving the way we work by focusing on reskilling and upskilling our valuable employee base. The multi-year program will require significant investment and resource prioritization. If we do not successfully manage and execute the Spark Initiative, or if the program is inadequate or ineffective, we may not achieve all of the cost savings we expect from the initiative, or projected savings may be delayed or not sustained. In addition, our investments related to the program may be greater than expected, and the work we are undertaking with respect to the initiative could result in disruption of our business or distraction of our management and employees. If any of these risks occur, our business, financial condition and results of operations could be materially affected.

Our enterprise risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our businesses or result in losses.

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than the historical measures indicate, such as the risk of pandemics causing a large number of deaths. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

We face risks of non-collectability of reinsurance and increased reinsurance rates, which could materially affect our results of operations.

We follow the insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance subsidiaries (known as "ceding"). As of December 31, 2022, we ceded $831.5 billion of life insurance in force to reinsurers for reinsurance protection. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay contract holders for losses insured under the policies we issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. For more information regarding our reinsurance arrangements and exposure, see "Reinsurance" in the MD&A and Note 8.

The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform due diligence on all reinsurers, including, but not limited to, a review of creditworthiness prior to entering into any reinsurance transaction, and we review our reinsurers on an ongoing basis to monitor credit ratings. To support balances due and allow reserve credit when reinsurance is obtained from reinsurers not authorized to transact business in the applicable jurisdictions, we also require assets in trust, LOCs or other acceptable collateral. Despite these measures, the insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract by a large reinsurer or multiple reinsurers could have a material adverse effect on our results of operations and financial condition. For information on reinsurance-related credit losses, see Note 8.

Reinsurers also may attempt to increase rates with respect to our existing reinsurance arrangements. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Some of our reinsurance contracts contain provisions that limit the reinsurer's ability to increase rates on in-force business. An increase in reinsurance rates may affect the profitability of our insurance business. Additionally, such a rate increase could result in our recapture of the business, which may result in a need for additional reserves and increase our exposure to claims. In recent years, we have faced a number of rate increase actions on in-force business, and reinsurers have initiated, and may in the future initiate, legal proceedings against us. Our management of these rate increase actions and the outcomes of legal proceedings have not to date had a material effect on our results of operations or financial condition, but we can make no assurance regarding the impact of future rate increase actions or outcomes of legal proceedings. See Note 13 for a description of reinsurance-related actions.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled people we need to support our business.

Our success depends, in large part, on our ability to attract and retain qualified employees. Intense competition exists for employees with demonstrated ability, and the competition for talent has increased during the last two years. In addition, opportunities to work remotely have expanded the reach of recruiters and options for employees. As a result of this competition, we may be unable to hire or retain the qualified employees we need to support our business. Further, the unexpected loss of services of one or more of our key employees could have a material adverse effect on our operations due to their skills, knowledge of our business, their years of industry experience and the potential difficulty of promptly finding qualified replacement employees. We compete with other financial institutions primarily on the basis of our products, compensation, support services and financial condition. Sales in our businesses and our results of operations and financial condition could be materially adversely affected if we are unsuccessful in attracting and retaining employees, including financial advisers, wholesalers and other employees, as well as independent distributors of our products.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We may have to litigate to enforce and protect our intellectual property, which represents a diversion of resources that may be significant and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon another party's intellectual property rights. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our information systems may experience interruptions, breaches in security and/or a failure of disaster recovery systems that could result in a loss or disclosure of confidential information, damage to our reputation, impairment of our ability to conduct business effectively and increased expense.

Our information systems are critical to the operation of our business. We collect, process, maintain, retain and distribute large amounts of personal financial and health information and other confidential and sensitive data about our customers in the ordinary course of our business. Our business therefore depends on our customers' willingness to entrust us with their personal information. Any failure, interruption or breach in security could result in disruptions to our critical systems and adversely affect our customer relationships. In addition, our flexible hybrid work model, which allows the majority of our employees to work remotely on a regular basis, could increase our operational risk in these areas, including, but not limited to, cybersecurity risks, discussed further below.

Publicly reported cyber-security threats and incidents have increased over recent periods, including a proliferation of ransomware attacks. Although our computer systems have in the past been, and will likely in the future be, subject to or targets of unauthorized or fraudulent access, to date, we have not had a material security breach. While we employ a robust and tested information security program, the preventative actions we take to reduce the incidence and severity of cyber incidents and protect our information technology may be insufficient to prevent physical and electronic break-ins, cyberattacks, including ransomware and malware attacks, attacks targeting remote workers, compromised credentials, fraud, other security breaches or other unauthorized access to our computer systems, and, given the increasing sophistication of cyberattacks, in some cases, such incidents could occur and persist for an extended period of time without detection. As a result, there can be no assurance that any such failure, interruption or security breach will not occur or, if any does occur, that it will be detected in a timely manner or that it can be sufficiently remediated. Such an occurrence may impede or interrupt our business operations, adversely affect our reputation or lead to increased expense, any of which could adversely affect our business, financial condition and results of operations.

In the event of a disaster such as a natural catastrophe, pandemic, epidemic, industrial accident, blackout, computer virus, terrorist attack, cyberattack or war, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, in the event that a significant number of our managers were unavailable following a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our suppliers' ability to provide goods and services and our employees' ability to perform their job responsibilities.

The failure of our computer systems and/or our disaster recovery plans for any reason could cause significant interruptions in our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to our customers. The occurrence of any such failure, interruption or security breach of our systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and financial liability. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify affected individuals about the incident, and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. For more information, see "Legislative, Regulatory and Tax – State Regulation – Compliance with existing and emerging privacy regulations could result in increased compliance costs and/or lead to changes in business practices and policies, and any failure to protect the confidentiality of personal information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations."

Although we conduct due diligence, negotiate contractual provisions and, in many cases, conduct periodic reviews of our vendors, distributors, and other third parties that provide operational or information technology services to us to confirm compliance with our information security standards, the failure of such third parties' computer systems and/or their disaster recovery plans for any reason might cause significant interruptions in our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to our customers. Such a failure could harm our reputation, subject us to regulatory sanctions and legal claims, lead to a loss of customers and revenues and otherwise adversely affect our business and financial results.

Finally, our cyber liability insurance may not be sufficient to protect us against all losses resulting from any cyberattack or other interruption, breach in security or failure of our disaster recovery systems.

Acquisitions of businesses may not produce anticipated benefits resulting in operating difficulties, unforeseen liabilities or asset impairments, which may adversely affect our operating results and financial condition.

Once completed, an acquired business may not perform as projected, expense and revenue synergies may not materialize as expected and costs associated with the integration may be greater than anticipated. Our financial results could be adversely affected by unanticipated performance issues, unforeseen liabilities, transaction-related charges, diversion of management time and resources to acquisition integration challenges or growth strategies, loss of key employees or customers, amortization of expenses related to intangibles, charges for impairment of long-term assets or goodwill and indemnifications. Factors such as receiving the required governmental or regulatory approvals to merge the acquired entity, delays in implementation or completion of transition activities or a disruption to our or the acquired entity's business could impact our results.

Covenants and Ratings

A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors.

A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry by making it more difficult for us to market our products, as potential customers may select companies with higher financial strength ratings, and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. This could lead to a decrease in fees as net outflows of assets increase, and therefore, result in lower fee income and lower spread income. Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions. The interest rates we pay on our borrowings are largely dependent on our credit ratings. A downgrade of our debt ratings could affect our ability to raise additional debt, including bank lines of credit, with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital.

Our ratings and the ratings of our principal insurance subsidiaries are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that our principal insurance subsidiaries or we can maintain our current ratings. See "Item 1. Business – Financial Strength Ratings" and "Liquidity and Capital Resources – Ratings" in the MD&A for a description of our ratings. See also "A decrease in the capital and surplus of our insurance subsidiaries may result in a downgrade to our credit and insurer financial strength ratings" above.

Certain blocks of our insurance business purchased from third-party insurers under indemnity reinsurance agreements may require us to place assets in trust, secure letters of credit or return the business, if the financial strength ratings and/or capital ratios of certain insurance subsidiaries are not maintained at specified levels.

Under certain indemnity reinsurance agreements, two of our insurance subsidiaries, LNL and LLANY, provide 100% indemnity reinsurance for the business assumed; however, the third-party insurer, or the "cedent," remains primarily liable on the underlying insurance business. These indemnity reinsurance arrangements require that our subsidiary, as the reinsurer, maintain certain insurer financial strength ratings and capital ratios. If these ratings or capital ratios are not maintained, depending upon the reinsurance agreement, the cedent may recapture the business, or require us to place assets in trust or provide LOCs at least equal to the relevant statutory reserves. See "Item 1. Business – Reinsurance" for a discussion of the indemnity reinsurance arrangements and the financial strength ratings and/or capital ratios that are required to be maintained under such arrangements. As of December 31, 2022, LNL's and LLANY's financial strength ratings and RBC ratios exceeded the ratings and ratios required under each agreement. See "Item 1. Business – Financial Strength Ratings" for a description of our financial strength ratings. See "Reinsurance" in the MD&A for additional information on these indemnity reinsurance agreements.

If the cedent recaptured the business, LNL and LLANY would be required to release reserves and transfer assets to the cedent. Such a recapture could adversely impact our future profits. Alternatively, if LNL and LLANY established a security trust for the cedent, the ability to transfer assets out of the trust could be severely restricted, thus negatively impacting our liquidity.

Investments

We may have difficulty selling certain holdings in our investment portfolio in a timely manner and realizing full value.

We hold certain investments that may lack liquidity, such as privately placed securities, mortgage loans on real estate, policy loans, limited partnership interests and other investments. These asset classes represented 33% of the carrying value of our total investments as of December 31, 2022. If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio, derivatives transactions or securities lending activities, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

The reported value of our relatively illiquid types of investments, our investments in the asset classes described in the paragraph above and, at times, our high quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we would be able to sell them for the prices at which we have recorded them, and we might be forced to sell them at significantly lower prices.

The amount and timing of income from certain investments can be uneven, and their valuations infrequent or volatile, which can impact the amount of income we record or lead to lower than expected returns, and thereby adversely impact our earnings.

We invest a portion of our investments in investment funds, many of which make private equity investments. The amount and timing of income from such investment funds tends to be uneven as a result of the performance of the underlying investments, including private equity investments. The timing of distributions from the funds, which depends on particular events relating to the underlying investments, as well as the funds' schedules for making distributions and their needs for cash, can be difficult to predict. In addition, because these funds, and private equity investments, do not trade on public markets and indications of realizable market value may not be readily available, valuations can be infrequent and/or more volatile. As a result, the amount of income that we record from these investments can vary substantially from quarter to quarter, and a sudden or sustained decline in the markets or valuation of one or more substantial investments could result in lower than expected returns earned by our investment portfolio and thereby adversely impact our earnings.

Defaults on our mortgage loans and write-downs of mortgage equity may adversely affect our profitability.

Our mortgage loans face default risk and are principally collateralized by commercial properties. The performance of our mortgage loan investments may fluctuate in the future. In addition, some of our mortgage loan investments have balloon payment maturities. An increase in the default rate of our mortgage loan investments could have a material adverse effect on our business, results of operations and financial condition. Further, any geographic or sector exposure in our mortgage loans may have adverse effects on our investment portfolios and consequently on our consolidated results of operations or financial condition. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on the investment portfolios to the extent that the portfolios are exposed.

The difficulties faced by other financial institutions could adversely affect us.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the related loan or derivative exposure. We also may have exposure to these financial institutions in the form of unsecured debt instruments, derivative transactions and/or equity investments. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, corporate governance issues or other reasons. A downturn in the U.S. or other economies could result in increased impairments. There can be no assurance that any such losses or impairments to the carrying value of these assets would not materially and adversely affect our business and results of operations.

Our requirements to post collateral or make payments related to declines in market value of specified assets may adversely affect our liquidity and expose us to counterparty credit risk.

Many of our transactions with financial and other institutions, including settling futures positions, specify the circumstances under which the parties are required to post collateral. The amount of collateral we may be required to post under these agreements may increase under certain circumstances, which could adversely affect our liquidity. In addition, under the terms of some of our transactions, we may be required to make payments to our counterparties related to any decline in the market value of the specified assets.

The elimination of LIBOR may affect the value of certain derivatives and floating rate securities we hold or have issued.

In July 2017, the Chief Executive of the U.K. Financial Conduct Authority (the "FCA"), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any benchmark administrator, or no longer be representative (a) immediately after December 31, 2021, in the case of the 1-week and 2-month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. Since the initial announcement in 2017, we have been monitoring developments, determining how our hedging strategies, asset portfolio, liabilities, systems and operations may be affected by the transition and taking actions to prepare for the transition to a post-LIBOR environment. In December 2022, the Federal Reserve Board adopted regulations implementing the provisions of the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") by identifying the benchmark rates based on SOFR (Secured Overnight Financing Rate) that, after June 30, 2023, will replace LIBOR in certain financial contracts that do not have adequate interest rate fallback provisions. Although we have taken actions to mitigate many of the potential risks, the transition to alternative reference rates may still adversely affect the value of certain derivatives and floating rate securities we hold and the value of our remaining outstanding floating rate capital securities. The ultimate effect of the discontinuation of LIBOR on new or existing financial instruments, liabilities or operational processes will vary depending on a number of factors, including the fallback provisions in contracts; adoption of replacement language or application of the LIBOR Act regulations in contracts where such language is currently absent; potential changes in spreads causing valuation changes; treatment of hedge effectiveness; and impacts on our models and systems. See Note 2 for additional information on reference rate reform.

Competition

Intense competition could negatively affect our ability to maintain or increase our profitability.

Our businesses are intensely competitive. We compete based on a number of factors, including name recognition, service, the quality of investment advice, investment performance, product features, price, perceived financial strength and claims-paying and credit ratings. Our competitors include insurers, broker-dealers, investment advisers, asset managers, hedge funds and other financial institutions. A number of our business units face competitors that have greater market share, offer a broader range of products or have higher financial strength or credit ratings than we do. In recent years, there has been consolidation and convergence among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms. Many of these firms also have been able to increase their distribution systems through mergers or contractual arrangements. Furthermore, larger competitors may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively. Our customers and clients may engage other financial service providers, and the resulting loss of business may harm our results of operations or financial condition.

Our sales representatives are not captive and may sell products of our competitors.

We sell our life insurance and annuity products through independent sales representatives. These representatives are not captive, which means they may also sell our competitors' products. If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitors' products instead of ours.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, LNC and our subsidiaries owned or leased 2.5 million square feet of office and other space. We leased less than 0.1 million square feet of office space in Philadelphia, Pennsylvania, which includes space for LFN. We leased 0.2 million square feet of office space in Radnor, Pennsylvania, for our corporate center and for LFD. We leased 0.6 million square feet of office space in Fort Wayne, Indiana, primarily for our Annuities and Retirement Plan Services segments. We owned 0.8 million square feet of office space in Greensboro, North Carolina, primarily for our Life Insurance segment. We owned or leased 0.3 million square feet of office space in Omaha, Nebraska, 0.2 million square feet of office space in Atlanta, Georgia, and 0.1 million square feet in Dover, New Hampshire, primarily for our Group Protection segment. An additional 0.3 million square feet of office space is leased in other U.S. cities for branch offices. This discussion regarding properties does not include information on field offices and investment properties.

Item 3. Legal Proceedings

For information regarding legal proceedings, see "Regulatory and Litigation Matters" in Note 13, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Information About our Executive Officers

Our Executive Officers as of February 13, 2023, were as follows:

Name	Age [1]	Position with LNC and Business Experience During the Past Five Years
Ellen G. Cooper	58	President, Chief Executive Officer and Director (since May 2022). Until May 2022, Executive Vice President (since August 2012), Head of Enterprise Risk (since 2019) and Head of Annuity Solutions Group (since March 2021). Chief Investment Officer (August 2012 - November 2021).
Craig T. Beazer	55	Executive Vice President and General Counsel (since December 2020). Executive Vice President, General Counsel (January 2020 - December 2020) and Secretary (July 2019 - December 2020), KeyCorp, a bank-based financial services company. Deputy General Counsel, KeyCorp (July 2018 - January 2020). Deputy General Counsel and Corporate Secretary, The Bank of New York Mellon Corporation, a global investments company (July 2015 - July 2018).
Jayson R. Bronchetti	43	Executive Vice President (since May 2022), Chief Investment Officer (since November 2021) and Head of Risk & Sustainability (since May 2022), and President, Lincoln Investment Advisors Corporation [2] (since March 2016). Head of Corporate Fixed Income (February 2020 - November 2021). Managing Director, Head of Manager Selection & Research (July 2015 - March 2016).
Randal J. Freitag	60	Executive Vice President and Chief Financial Officer (since January 2011). Head of Individual Life (June 2017 - July 2022). Senior Vice President, Chief Risk Officer (2007 - December 2010). Senior Vice President, Chief Risk Officer and Treasurer (2007 - October 2009). [3]
Matthew Grove	47	Executive Vice President and Head of Individual Life & Annuities and Lincoln Financial Network (since July 2022). Chief Executive Officer and President (January 2021 - July 2022), Resolution Life USA, a global life insurance company. Co-Chief Operating Officer and Executive Vice President (2017 - 2020), New York Life Insurance Company.
John C. Kennedy	56	Executive Vice President and President, LFD [2] (since March 2021) and Head of Brand (since March 2022). Senior Vice President and Head of Retirement Solutions Distribution for LFD (September 2009 - March 2021).
Jennifer Warne Krow	48	Executive Vice President and Chief People Officer (since June 2021). Senior Vice President, Chief Talent Officer and Head of HR Business Partnering (March 2011 - June 2021).
Christopher Neczypor	42	Executive Vice President and Chief Strategy Officer (since November 2021). Senior Vice President and Head of Investment Risk and Strategy (April 2018 - November 2021). [3]
James Reid	56	Executive Vice President and President, Workplace Solutions (since August 2022). President and Chief Executive Officer (April 2021 - August 2022), Versant Health, a managed vision care company. Executive Vice President and Head of Global Employee Benefits (January 2016 - March 2021), MetLife, Inc.
Kenneth S. Solon	62	Executive Vice President, Chief Information Officer, Head of IT and Digital (since July 2018) and Head of Enterprise Services (since March 2021). Executive Vice President, Chief Information Officer and Head of Administrative Services (January 2016 - July 2018). Senior Vice President, Head of Technology (March 2015 - December 2015). Senior Vice President, Head of Shared Services and Technology (January 2010 - March 2015).

[1] Age shown is based on the officer's age as of February 13, 2023.
[2] Denotes an affiliate of LNC.
[3] Effective February 17, 2023, Mr. Neczypor will succeed Mr. Freitag as Chief Financial Officer and Mr. Freitag will no longer be an Executive Officer of the Company.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a)   Stock Market and Dividend Information

Our common stock is traded on the New York stock exchange under the symbol LNC. As of February 13, 2023, the number of shareholders of record of our common stock was 5,424. The dividend on our common stock is declared each quarter by our Board of Directors if we are eligible to pay dividends and the Board determines that we will pay dividends. In determining dividends, the Board takes into consideration items such as our financial condition, including current and expected earnings, projected cash flows and anticipated financing needs. For potential restrictions on our ability to pay dividends, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Restrictions on Subsidiaries' Dividends" and Note 19 in the accompanying notes to the consolidated financial statements presented in "Item 8. Financial Statements and Supplementary Data."

For information on securities authorized for issuance under equity compensation plans, see "Part III – Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Securities Authorized for Issuance Under Equity Compensation Plans," which is incorporated herein by reference.

(b)   Not Applicable

(c)   Issuer Purchases of Equity Securities

The following summarizes purchases of equity securities by the issuer during the quarter ended December 31, 2022 (dollars in millions, except per share data):

Period	(a) Total Number of Shares Purchased [1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
10/1/22 – 10/31/22	-	$ -	-	$ 714
11/1/22 – 11/30/22	-	-	-	714
12/1/22 – 12/31/22	-	-	-	714

[1]   Of the total number of shares purchased, no shares were received in connection with the exercise of stock options and related taxes. For the quarter ended December 31, 2022, there were no shares purchased as part of publicly announced plans or programs.

[2]   On November 10, 2021, our Board of Directors authorized an increase in our securities repurchase authorization, bringing the total aggregate repurchase authorization to $1.5 billion. As of December 31, 2022, our remaining security repurchase authorization was $714 million. The security repurchase authorization does not have an expiration date. The amount and timing of share repurchases depends on key capital ratios, rating agency expectations, the generation of free cash flow and an evaluation of the costs and benefits associated with alternative uses of capital. Our stock repurchases may be effected from time to time through open market purchases or in privately negotiated transactions and may be made pursuant to an accelerated share repurchase agreement or Rule 10b5-1 plan.

Item 6. [Reserved]

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Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the financial condition as of December 31, 2022, compared with December 31, 2021, and the results of operations in 2022 and 2021 compared to the immediately preceding year of Lincoln National Corporation and its consolidated subsidiaries. Unless otherwise stated or the context otherwise requires, "LNC," "Company," "we," "our" or "us" refers to Lincoln National Corporation and its consolidated subsidiaries.

The MD&A is provided as a supplement to, and should be read in conjunction with, the consolidated financial statements and the accompanying notes to the consolidated financial statements ("Notes") presented in "Part II – Item 8. Financial Statements and Supplementary Data," as well as "Part I – Item 1A. Risk Factors" above.

We have restated our previously issued consolidated financial statements contained in this Form 10-K/A. For background on the restatement, the fiscal periods impacted, control considerations and other information, see "Explanatory Note" preceding "Part I – Item 1. Business" above.

In addition, we have restated certain previously reported financial information as of and for the years ended December 31, 2022, and December 31, 2021, in this MD&A including, but not limited to, information within the consolidated and segment results of operations discussions.

For additional information related to the restatement, see "Part II – Item 8. Financial Statements and Supplementary Data" below.

FORWARD-LOOKING STATEMENTS – CAUTIONARY LANGUAGE

Certain statements made in this report and in other written or oral statements made by us or on our behalf are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may contain words like: "anticipate," "believe," "estimate," "expect," "project," "shall," "will" and other words or phrases with similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, trends in our businesses, prospective services or products, future performance or financial results and the outcome of contingencies, such as legal proceedings. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those expressed in or implied by such forward-looking statements due to a variety of factors, including:

- Weak general economic and business conditions that may affect demand for our products, account values, investment results, guaranteed benefit liabilities, premium levels and claims experience;
- Adverse global capital and credit market conditions that may affect our ability to raise capital, if necessary, and may cause us to realize impairments on investments and certain intangible assets, including goodwill and the valuation allowance against deferred tax assets, which may reduce future earnings and/or affect our financial condition and ability to raise additional capital or refinance existing debt as it matures;
- The inability of our subsidiaries to pay dividends to the holding company in sufficient amounts, which could harm the holding company's ability to meet its obligations;
- Legislative, regulatory or tax changes, both domestic and foreign, that affect: the cost of, or demand for, our subsidiaries' products; the required amount of reserves and/or surplus; our ability to conduct business and our captive reinsurance arrangements as well as restrictions on the payment of revenue sharing and 12b-1 distribution fees;
- The impact of U.S. federal tax reform legislation on our business, earnings and capital;
- The impact of regulations adopted by the Securities and Exchange Commission ("SEC"), the Department of Labor or other federal or state regulators or self-regulatory organizations relating to the standard of care owed by investment advisers and/or broker-dealers that could affect our distribution model;
- The impact of new and emerging privacy regulations that may lead to increased compliance costs and reputation risk;
- Increasing scrutiny and evolving expectations and regulations regarding environmental, social and governance ("ESG") matters that may adversely affect our reputation and our investment portfolio;
- Actions taken by reinsurers to raise rates on in-force business;
- Declines in or sustained low interest rates causing a reduction in investment income, the interest margins of our businesses and demand for our products;
- Rapidly increasing interest rates causing contract holders to surrender life insurance and annuity policies, thereby causing realized investment losses;
- The impact of the implementation of the provisions of the European Market Infrastructure Regulation relating to the regulation of derivatives transactions;
- The initiation of legal or regulatory proceedings against us, and the outcome of any legal or regulatory proceedings, such as: adverse actions related to present or past business practices common in businesses in which we compete; adverse decisions in significant

actions including, but not limited to, actions brought by federal and state authorities and class action cases; new decisions that result in changes in law; and unexpected trial court rulings;

- A decline or continued volatility in the equity markets causing a reduction in the sales of our subsidiaries' products; a reduction of asset-based fees that our subsidiaries charge on various investment and insurance products; and an increase in liabilities related to guaranteed benefit riders of our subsidiaries' variable annuity products;

- Ineffectiveness of our risk management policies and procedures, including our various hedging strategies;

- A deviation in actual experience regarding future persistency, mortality, morbidity, interest rates or equity market returns from the assumptions used in pricing our subsidiaries' products and in establishing related insurance reserves, which may reduce future earnings;

- Changes in accounting principles that may affect our financial statements;

- Lowering of one or more of our debt ratings issued by nationally recognized statistical rating organizations and the adverse effect such action may have on our ability to raise capital and on our liquidity and financial condition;

- Lowering of one or more of the insurer financial strength ratings of our insurance subsidiaries and the adverse effect such action may have on the premium writings, policy retention, profitability of our insurance subsidiaries and liquidity;

- Significant credit, accounting, fraud, corporate governance or other issues that may adversely affect the value of certain financial assets, as well as counterparties to which we are exposed to credit risk, requiring that we realize losses on financial assets;

- Interruption in telecommunication, information technology or other operational systems or failure to safeguard the confidentiality or privacy of sensitive data on such systems, including from cyberattacks or other breaches of our data security systems;

- The effect of acquisitions and divestitures, restructurings, product withdrawals and other unusual items;

- The inability to realize or sustain the benefits we expect from, greater than expected investments in, and the potential impact of efforts related to, our strategic initiatives, including the Spark Initiative;

- The adequacy and collectability of reinsurance that we have obtained;

- Pandemics, acts of terrorism, war or other man-made and natural catastrophes that may adversely impact liabilities for policyholder claims, affect our businesses and increase the cost and availability of reinsurance;

- Competitive conditions, including pricing pressures, new product offerings and the emergence of new competitors, that may affect the level of premiums and fees that our subsidiaries can charge for their products;

- The unknown effect on our subsidiaries' businesses resulting from evolving market preferences and the changing demographics of our client base; and

- The unanticipated loss of key management, financial planners or wholesalers.

The risks and uncertainties included here are not exhaustive. Other sections of this report and other reports that we file with the SEC include additional factors that could affect our businesses and financial performance, including "Part I – Item 1A. Risk Factors" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk," which are incorporated herein by reference. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the effect of all risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.

INTRODUCTION

Executive Summary

We are a holding company that operates multiple insurance and retirement businesses through subsidiary companies. We sell a wide range of wealth protection, accumulation, group protection and retirement income products and solutions through our four business segments:

- Life Insurance;
- Annuities;
- Group Protection; and
- Retirement Plan Services

We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. See "Part I – Item 1. Business" above for a discussion of our business segments and products.

In this report, in addition to providing consolidated revenues and net income (loss), we also provide segment operating revenues and income (loss) from operations because we believe they are meaningful measures of revenues and the profitability of our operating segments. Operating revenues and income (loss) from operations are the financial performance measures we use to evaluate and assess the results of our segments. Accordingly, we define and report operating revenues and income (loss) from operations by segment in Note 21. Our management believes that operating revenues and income (loss) from operations explain the results of our ongoing businesses in a manner that allows for a better understanding of the underlying trends in our current businesses. Certain items are excluded from operating revenue and income (loss) from operations because they are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and, in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments. In addition, we believe that our definitions of operating revenues and income (loss) from operations will provide investors with a more valuable measure of our performance because it better reveals trends in our businesses.

We provide information about our segments' and Other Operations' operating revenue and expense line items and realized gain (loss), key drivers of changes and historical details underlying the line items below. For factors that could cause actual results to differ materially from those set forth, see "Part I – Item 1A. Risk Factors" and "Forward-Looking Statements – Cautionary Language" above.

Industry Trends

We continue to be influenced by a variety of trends that affect the industry.

COVID-19 Pandemic

The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic that emerged in 2020 continued to adversely affect our business, results of operations and financial condition during 2022. While various treatments and vaccines are now available, COVID-19 variants continue to emerge, which could prolong or lead to increased hospitalization and death rates. We continue to monitor U.S. CDC reports related to COVID-19 and the potential continuing impacts of the COVID-19 pandemic on our Life Insurance and Group Protection segments. See "Results of Life Insurance" and "Results of Group Protection" below for impacts from the COVID-19 pandemic.

Interest Rate Environment

Throughout 2022, the Federal Reserve increased the federal funds rate target range to combat inflation. In February 2023, the Federal Reserve announced an additional 25 basis points increase, when it set the range at 4.50% to 4.75% and reiterated its commitment to implement and maintain policy as needed to bring inflation down. Additionally, the Federal Reserve has continued reducing its balance sheet, which started in June 2022, by not reinvesting Treasury securities, agency debt and agency mortgage-backed securities. As interest rates rise, which improves the yield on our new money and floating rate investments, we continue to be proactive in our investment strategies, product designs, crediting rate strategies, expense management actions and overall asset-liability practices to mitigate the risk of unfavorable consequences in this interest rate environment.

We have provided disclosures around risks related to increases in interest rate risk in "Part I – Item 1A. Risk Factors – Market Conditions – Increases in interest rates may negatively affect our profitability, capital position and the value of our investment portfolio and may also result in increased contract withdrawals," "Critical Accounting Policies and Estimates – Annual Assumption Review – Long-Term New Money Investment Yield Sensitivity" below and "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk."

Regulatory Environment

U.S.-domiciled insurance entities are regulated at the state level, while certain products and services are also subject to federal regulation. Regulators may refine capital requirements and introduce new reserving standards for the life insurance industry. Regulations recently adopted or currently under review can potentially affect the capital requirements and profitability of the industry and result in increased regulation and oversight for the industry. In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The Inflation Reduction Act of 2022 also established a 1% excise tax on stock repurchases made by publicly traded corporations. For more information on income taxes, see "Critical Accounting Policies and Estimates – Income Taxes" below. See "Part I – Item 1. Business – Regulatory" and "Part I – Item 1A. Risk Factors – Legislative, Regulatory and Tax" for a discussion of regulatory developments that may impact the Company and the associated risks.

Significant Operational Matters

Rebuild Risk-Based Capital Ratio

To rebuild our statutory capital to our risk-based capital ("RBC") ratio target of 400%, we have taken or intend to take the following actions:

- In the fourth quarter, we paused shares repurchases, and we expect the pause to continue through the end of 2023;
- We executed a partial hedge on our in-force variable universal life insurance ("VUL") products with secondary guarantees to mitigate potential capital volatility;
- In November 2022, we raised approximately $1 billion through the issuance of preferred stock, $780 million of which was contributed to The Lincoln National Life Insurance Company ("LNL") in the fourth quarter; and
- Beginning in the first quarter of 2023, we intend to reduce the amount of capital supporting new business and focus on maximizing our return on this capital, which we expect will allow us to deliver more distributable earnings.

For additional information on the issuance of the preferred stock, see "Liquidity and Capital Resources" below and Note 14. For information on risks related to capital, see "Part I – Item 1A. Risk Factors – Liquidity and Capital Position."

Spark Initiative

In 2021, we formally communicated our new expense savings initiative, the Spark Initiative, focused on driving efficiencies throughout all aspects of our business, from leveraging automation to simplifying and improving process efficiency. In addition, the Spark Initiative targets benefits beyond cost savings including improving the way we work by focusing on reskilling and upskilling our valuable employee base.

During 2022, we recognized benefits of $22 million, pre-DAC and pre-tax, net of investments, as a result of these initiatives. In 2023, we expect to realize benefits of approximately $60 million to $100 million, pre-DAC and pre-tax, net of investments. We ultimately expect to realize annual benefits of approximately $260 million to $300 million, pre-DAC and pre-tax, net of investments, by the end of 2024.

For risks related to the Spark Initiative, see "Part I – Item 1A. Risk Factors – Operational Matters – We may not realize or sustain all of the benefits we expect from the Spark Initiative, our investments associated with the initiative could be greater than expected, and our efforts with respect to the initiative may result in disruption of our businesses or distraction of our management and employees, which could have a material effect on our business, financial condition and results of operations" above.

Variable Annuity Hedge Program

We offer variable annuity products with living and death benefit guarantees. We use derivative instruments to hedge our exposure to selected risk and income statement volatility caused by changes in the equity markets, interest rates and market-implied volatilities associated with guaranteed benefit riders available in our variable annuity products. The hedge program in effect through December 31, 2022, was highly effective and focused on generating sufficient assets to fund future claims with a goal of minimizing the volatility of net income under United States of America generally accepted accounting principles ("GAAP"). In September 2022, we announced enhancements to our variable annuity hedge program that continues to focus on generating sufficient assets to fund future claims with a goal of maximizing distributable earnings and explicitly protecting capital. The revised variable annuity hedge program, effective January 1, 2023, aligns with our increased strategic focus on maximizing the economic value as measured by distributable earnings, which is achieved by managing risks to statutory capital generation due to market volatility. For risks related to our variable annuity hedge program, see "Part I – Item 1A. Risk Factors – Market Conditions – Our hedging strategies may not be fully effective to offset the changes in the carrying value of the guarantees on certain of our products, which could result in volatility in our results of operations and financial condition under GAAP and in the capital levels of our insurance and reinsurance subsidiaries."

Targeted Annual Operating Earnings Per Share Growth

Growth in operating earnings per share ("EPS") is a key driver of our long-term performance. We believe that the key drivers to growing our operating EPS over time include:

- Generating capital-efficient new business and positive net flows through our product development and distribution;
- Capital markets performing in-line with our expectations;
- Ongoing expense discipline as well as our Spark Initiative driving improvement in operating margins; and
- Capital generation and active capital deployment, consisting of returning capital to common stockholders.

Sources of Earnings

We monitor our sources of earnings as a factor in managing our businesses. We continue to focus on achieving our long-term goal of increasing mortality and morbidity margins. Growth in this source of earnings component could be driven by a number of factors, including, but not limited to, pricing actions on our life and group products and acquiring blocks of mortality/morbidity business. The following table presents the sources of earnings components of income (loss) from operations, before income taxes, excluding Other Operations:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Investment spread [1]	-87.7%	26.9%	16.6%
Mortality/morbidity [2]	-204.9%	8.3%	1.4%
Fees on AUM [3]	160.3%	62.3%	88.8%
VA riders [4]	32.3%	2.5%	-6.8%
Total [5]	100.0%	100.0%	100.0%

[1] Investment spread earnings consist primarily of net investment income, net of interest credited, earned on the underlying general account investments supporting our fixed products less related expenses.

[2] Mortality/morbidity earnings result from mortality margins, morbidity margins, and certain expense assessments and related fees that are a function of the rates priced into the product and level of business in force.

[3] Fees on assets under management ("AUM") earnings consist primarily of asset-based fees charged on variable account values less associated benefits and related expenses.

[4] Variable annuity ("VA") riders' earnings consist of fees charged to the contract holder related to guaranteed benefit riders, less the net valuation premium and associated change in benefit reserves and related expenses.

[5] The sources of earnings components include the results from our annual assumption review, which for 2022 and 2020 were significantly unfavorable. See "Critical Accounting Policies and Estimates – Annual Assumption Review" below for more information.

See Note 21 for additional information on income (loss) from operations by segment.

Outlook

Management expects to continue focusing on the following in 2023:

- Continuing to rebuild RBC ratio and improving our ongoing capital generation;
- Exploring reinsurance and other strategies to maximize the value of our in-force business;
- Maximizing distributable earnings and protecting capital with our updated variable annuity hedge program;
- Further optimizing new business capital allocation;
- Continuing to enhance profitability of our Group Protection business;
- Continuing to execute on strategic objectives enabled by our experienced and highly talented senior leadership team;
- Making investments in our businesses, product innovation and distribution to grow revenues, drive margin expansion and reduce costs;
- Continuing to improve profitability through focusing on expense discipline and managing our expenses aggressively, including executing on the Spark Initiative to drive efficiencies throughout all aspects of our business;
- Closely monitoring our capital and liquidity positions taking into account changing economic conditions, ongoing regulatory activities and our capital deployment strategy;
- Closely monitoring ongoing activities in the legal and regulatory environment and taking an active role in the legislative and/or regulatory process; and
- Maintaining risk management and the flexibility to adjust our hedge program in response to regulatory and other changes.

Critical Accounting Policies and Estimates

We have identified the accounting policies below as critical to the understanding of our results of operations and our financial condition. In applying these critical accounting policies in preparing our financial statements, management must use critical assumptions, estimates and judgments concerning future results or other developments, including the likelihood, timing or amount of one or more future events. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our assumptions, estimates and judgments based upon historical experience and various other information that we believe to be reasonable under the circumstances. For a detailed discussion of other significant accounting policies, see Note 1.

The processes, judgments and estimates described herein relate to the accounting standards in effect through December 31, 2022. On January 1, 2023, we adopted Accounting Standards Update 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, that significantly changed how we account for our long-duration contracts both in-force and new business, including updating assumptions used to measure the liability for future policy benefits for traditional and limited-payment contracts, measuring of market risk benefits and changing the amortization of deferred acquisition costs ("DAC") and DAC-like intangibles. For more information, see Note 2.

The hedge program discussed below relates to the variable annuity hedge program design in effect through December 31, 2022. On January 1, 2023, we modified our variable annuity hedge program that continues to focus on generating sufficient assets to fund future claims with a goal of maximizing distributable earnings and explicitly protecting capital. For additional information on our variable annuity hedge program, see "Introduction – Executive Summary – Significant Operational Matters – Variable Annuity Hedge Program." above. For risks related to our variable annuity hedge program, see "Part I – Item 1A. Risk Factors – Market Conditions – Our hedging strategies may not be fully effective to offset the changes in the carrying value of the guarantees on certain of our products, which could result in volatility in our results of operations and financial condition under GAAP and in the capital levels of our insurance and reinsurance subsidiaries."

DAC, VOBA, DSI and DFEL

Deferrals

Qualifying deferrable acquisition expenses are recorded as an asset on the Consolidated Balance Sheets as DAC for products we sold during a period or VOBA for books of business we acquired during a period. In addition, we defer costs associated with DSI and revenues associated with DFEL. DSI is an asset included within other assets on the Consolidated Balance Sheets, and when amortized, increases interest credited on the Consolidated Statements of Comprehensive Income (Loss). DFEL is a liability included within other contract holder funds on the Consolidated Balance Sheets, and when amortized, increases fee income on the Consolidated Statements of Comprehensive Income (Loss).

We incur certain costs that can be capitalized in the acquisition of insurance contracts. Only those costs incurred that result directly from and are essential to the successful acquisition of new or renewal insurance contracts may be capitalized as deferrable acquisition costs. This determination of deferability must be made on a contract-level basis. Some examples of acquisition costs that are subject to deferral include the following:

- Employee, agent or broker commissions;
- Wholesaler production bonuses;
- Renewal commissions and bonuses to agents or brokers;
- Medical and inspection fees;
- Premium-related taxes and assessments; and
- A portion of the salaries and benefits of certain employees involved in the underwriting, contract issuance and processing, medical and inspection and sales force contract selling functions.

All other acquisition-related costs, including costs incurred by the insurer for soliciting potential customers, market research, training, administration, management of distribution and underwriting functions, unsuccessful acquisition or renewal efforts and product development, are considered non-deferrable acquisition costs and must be expensed in the period incurred.

In addition, the following indirect costs are considered non-deferrable acquisition costs and must be charged to expense in the period incurred:

- Administrative costs;
- Rent;
- Depreciation;
- Occupancy costs;
- Equipment costs (including data processing equipment dedicated to acquiring insurance contracts);
- Trail commissions; and
- Other general overhead.

Our DAC, VOBA, DSI and DFEL balances (in millions) by business segment as of December 31, 2022, were as follows:

	Life Insurance		Annuities		Group Protection		Retirement Plan Services		Total	
DAC and VOBA										
Gross	$	6,591	$	4,297	$	164	$	224	$	11,276
Unrealized (gain) loss		1,828		407		-		77		2,312
Carrying value	$	8,419	$	4,704	$	164	$	301	$	13,588
DSI										
Gross	$	32	$	154	$	-	$	16	$	202
Unrealized (gain) loss		-		13		-		-		13
Carrying value	$	32	$	167	$	-	$	16	$	215
DFEL										
Gross	$	3,450	$	308	$	-	$	-	$	3,758
Unrealized (gain) loss		1,910		1		-		-		1,911
Carrying value	$	5,360	$	309	$	-	$	-	$	5,669

Fixed maturity available-for-sale ("AFS") securities and certain derivatives are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) ("AOCI"), net of associated DAC, VOBA, DSI, future contract benefits, other contract holder funds and deferred income taxes. The unrealized balances in the table above represent the DAC, VOBA, DSI and DFEL balances for these effects of unrealized gains and losses on fixed maturity AFS securities and certain derivatives.

Amortization

For our traditional life insurance and group protection products, we amortize deferrable acquisition costs either on a straight-line basis or as a level percent of premium of the related contracts, depending on the block of business. DAC for variable annuity and deferred fixed annuity contracts and universal life insurance ("UL") and VUL policies is amortized over the expected lives of the contracts in relation to the incidence of EGPs derived from the contracts.

EGPs vary based on a number of factors, including assumptions about policy persistency, mortality, fee income, investment margins, expense margins and realized gains and losses on investments. When actual gross profits are higher in the period than EGPs, we recognize more amortization than planned. When actual gross profits are lower in the period than EGPs, we recognize less amortization than planned. In a calendar year where the gross profits for a certain group of policies, or "cohorts," are negative, our actuarial process limits, or floors, the amortization expense offset to zero. For a discussion of the periods over which we amortize our DAC, VOBA, DSI and DFEL see "DAC, VOBA, DSI and DFEL" in Note 1.

During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models used for our EGPs underlying the amortization of DAC, VOBA, DSI and DFEL that may result in unlocking of assumptions. See "Annual Assumption Review" below for more information.

Reversion to the Mean

Because returns within the variable sub-accounts ("variable funds") have a significant effect on the value of variable annuity and VUL products and the fees earned on these accounts, EGPs could increase or decrease with movements in variable fund returns. Significant and sustained changes in variable funds have had and could in the future have an effect on DAC, VOBA, DSI and DFEL amortization primarily within our Annuities and Retirement Plan Services segments, as well as, to a lesser extent, our Life Insurance segment.

As variable fund returns do not move in a systematic manner, we reset the baseline of account values from which EGPs are projected, which we refer to as our reversion to the mean ("RTM") process. Under our RTM process, future EGPs are projected using stochastic modeling of a large number of market scenarios in conjunction with best estimates of lapse rates, interest rate spreads and mortality rates to develop a statistical distribution of the present value of future EGPs for our variable annuity products. Because variable fund returns are unpredictable, the underlying premise of this process is that best estimate projections of future EGPs need not be affected by random short-term and insignificant deviations from expectations in variable fund returns. However, long-term or significant deviations from expected variable fund returns require a change to best estimate projections of EGPs and unlocking of DAC, VOBA, DSI, DFEL and changes in future contract benefits. The statistical distribution is designed to identify when the deviations from expected returns have become significant enough to warrant a change of the future variable fund growth rate assumption.

As discussed above, stochastic modeling is used to develop a range of reasonably possible future EGPs. We compare the range of the present value of the future EGPs from the stochastic modeling to that used in our amortization model. A set of intervals around the mean of these scenarios is utilized to calculate two separate statistical ranges of reasonably possible EGPs. These intervals are then compared to the present value of the EGPs used in the amortization model. If the present value of EGPs utilized for amortization were to exceed the reasonable range of statistically calculated EGPs, a revision of the EGPs used to calculate amortization would be considered. If a revision is deemed necessary, future EGPs would be re-projected using the current account values at the end of the period during which the revision occurred along with a long-term variable fund growth rate assumption such that the re-projected EGPs would be our best estimate of EGPs.

Our practice is not necessarily to unlock immediately after exceeding the first of the two statistical ranges, but, rather, if we stay between the first and second statistical range for several quarters, we would likely unlock. Additionally, if we exceed the ranges as a result of a short-term market reaction, we would not necessarily unlock. However, if the second statistical range is exceeded for more than one quarter, it is likely that we would unlock. While this approach reduces adjustments to DAC, VOBA, DSI and DFEL due to short-term fluctuations, significant changes in variable fund returns that extend beyond one or two quarters could result in a significant favorable or unfavorable unlocking. Notwithstanding these intervals, if a severe decline or increase in variable fund values were to occur or should other circumstances suggest that the present value of future EGPs no longer represents our best estimate, we could determine that a revision of the EGPs is necessary.

Our long-term variable fund growth rate assumption, which is used in the determination of DAC, VOBA, DSI and DFEL amortization for the variable component of our variable annuity and VUL products, is an immediate increase of approximately 2% followed by growth going forward of 6.5% to 8.25% depending on the block of business and reflecting differences in contract holder fund allocations between fixed-income and equity-type investments. If we had unlocked our RTM assumption as of December 31, 2022, we would have recorded unfavorable unlocking of approximately $90 million, pre-tax, primarily within our Annuities segment.

Investments

Investments are an integral part of our operations, and we invest in fixed maturity securities that are primarily classified as AFS and carried at fair value with the difference from amortized cost due to factors other than credit loss included in stockholders' equity as a component of AOCI. The difference between amortized cost and fair value due to credit loss impairment is recognized in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). We also invest in equity securities that are carried at fair value with changes in fair value recognized in realized gain (loss). See "Consolidated Investments" below for more information.

Investment Valuation

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or NPR, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). We categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined in Note 1.

The following summarizes investments on the Consolidated Balance Sheets carried at fair value by pricing source and fair value hierarchy level (in millions) as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Priced by third-party pricing services	$ 400	$ 85,981	$ 162	$ 86,543
Priced by independent broker quotations	-	-	4,297	4,297
Priced by matrices	-	16,506	-	16,506
Priced by other methods [1]	-	-	261	261
Total	$ 400	$ 102,487	$ 4,720	$ 107,607
Percent of total	0%	95%	5%	100%

[1] Represents primarily securities for which pricing models were used to compute fair value.

For the categories and associated fair value of our fixed maturity AFS securities classified within Level 3 of the fair value hierarchy as of December 31, 2022 and 2021, see Notes 1 and 20.

Our investments are valued using the appropriate market inputs based on the investment type, and include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators and industry and economic events are monitored, and further market data is acquired if certain triggers are met. We incorporate the issuer's credit rating and a risk premium, if warranted, given the issuer's industry and the security's time to maturity. We use an internationally recognized pricing service as our primary pricing source, and we do not adjust prices received from third parties or obtain multiple prices when measuring the fair value of our investments. We generally use prices from the pricing service rather than broker quotes because we have documentation from the pricing service on the observable market inputs they use, as compared to the limited information on the pricing inputs from broker quotes. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. It is possible that different valuation techniques and models, other than those described above, could produce materially different estimates of fair value.

When the volume and level of activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability, we believe that the market is not active. Activities that may indicate a market is not active include fewer recent transactions in the market, price quotations that lack current information and/or vary substantially over time or among market makers, limited public information, uncorrelated indexes with recent fair values of assets and abnormally wide bid-ask spread. As of December 31, 2022, we evaluated the markets that our securities trade in and concluded that none were inactive. We will continue to re-evaluate this conclusion, as needed, based on market conditions.

We use unobservable inputs to measure the fair value of securities trading in less liquid or illiquid markets with limited or no pricing information. We obtain broker quotes for securities such as synthetic convertibles, index-linked certificates of deposit and collateralized debt obligations when sufficient security structure or other market information is not available to produce an evaluation. For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants. Broker-quoted securities are based solely on receipt of updated quotes from a single market maker or a broker-dealer recognized as a market participant. Our broker-quoted only securities are generally classified as Level 3 of the fair value hierarchy. As of December 31, 2022, we used broker quotes for 47 securities as our final price source, representing less than 1% of total securities owned.

In order to validate the pricing information and broker quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. Our primary third-party pricing service has policies and processes to ensure that it is using objectively verifiable observable market data. The pricing service regularly reviews the evaluation inputs for securities covered, including broker quotes, executed trades and credit information, as applicable. If the pricing service determines it does not have sufficient objectively verifiable information about a security's valuation, it discontinues providing a valuation for the security. The pricing service regularly publishes and updates a summary of inputs used in its valuations by major security type. In addition, we have policies and procedures in place to review the process that is utilized by the third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source. In addition, we check prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next. If such anomalies in the pricing are observed, we may use pricing information from another pricing source.

Valuation of Alternative Investments

Recognition of investment income on alternative investments is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships' general partners, as our venture capital, real estate and oil and gas portfolios are generally reported to us on a three-month delay, and our hedge funds are reported to us on a one-month delay. In addition, the effect of annual audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the first or second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar year period may not include the complete effect of the change in the underlying net assets for the partnership for that calendar year period. Recorded audit adjustments affect our investment income on alternative investments in the period that the adjustments are recorded.

Measurement of Allowances for Credit Losses and Recognition of Impairments

We regularly review our fixed maturity AFS securities for declines in fair value that we determine to be impairment-related. Realized gains and losses generally originate from asset sales to reposition the portfolio or to respond to product experience. In the process of evaluating whether a security with an unrealized loss reflects declines that are related to credit losses, we consider our ability and intent to sell the security prior to a recovery of value. However, subsequent decisions on securities sales are made within the context of overall risk monitoring, assessing value relative to other comparable securities and overall portfolio maintenance. Although our portfolio managers may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses attributable to factors other than credit loss until such losses are recovered, the dynamic nature of portfolio management may result in a subsequent decision to sell. These subsequent decisions are consistent with the classification of our investment portfolio as AFS. We expect to continue to manage all non-trading investments within our portfolios in a manner that is consistent with the AFS classification.

We consider economic factors and circumstances within industries and countries where recent impairments have occurred in our assessment of the position of securities we own of similarly situated issuers. While it is possible for realized or unrealized losses on a particular investment to affect other investments, our risk management strategy has been designed to identify correlation risks and other risks inherent in managing an investment portfolio. Once identified, strategies and procedures are developed to effectively monitor and manage these risks. The areas of risk correlation that we pay particular attention to are risks that may be correlated within specific financial and business markets, risks within specific industries and risks associated with related parties. When the detailed analysis by our external asset managers and investment portfolio managers leads us to the conclusion that a security's decline in fair value is due to credit loss, a credit loss allowance is recorded. In instances where declines are related to factors other than credit loss, the security will continue to be carefully monitored.

There are risks and uncertainties associated with determining whether an investment shows indications of impairment. These include subsequent significant changes in general overall economic conditions, as well as specific business conditions affecting particular issuers, future financial market effects such as interest rate spreads, stability of foreign governments and economies, future rating agency actions and significant accounting, fraud or corporate governance issues that may adversely affect certain investments. In addition, there are often significant estimates and assumptions that we use to estimate the fair values of securities as described in "Investment Valuation" above. We continually monitor developments and update underlying assumptions and financial models based upon new information.

For certain securitized fixed maturity AFS securities with contractual cash flows, including asset-backed securities ("ABS"), we use our best estimate of cash flows for the life of the security to determine whether it is credit impaired. In addition, we review for other indicators of impairment as required by the Investments – Debt and Equity Securities Topic of the FASB *Accounting Standards Codification*[TM] ("ASC").

Write-downs on real estate and other investments are experienced when the estimated value of the asset is deemed to be less than the carrying value. Write-downs and allowance for credit losses for commercial mortgage loans are established when the estimated value of the asset is deemed to be less than the carrying value. All commercial mortgage loans that are impaired are individually reviewed to determine an appropriate credit loss allowance. Changing economic conditions affect our valuation of commercial mortgage loans. Increasing vacancies, declining rents and the like are incorporated into the allowance for credit losses analysis that we perform for monitored loans and may contribute to an increase in the allowance for credit losses. In addition, we continue to monitor the entire commercial mortgage loan portfolio to identify both current and projected future risk based on reasonable and supportable forecasts. Areas of emphasis include properties that have deteriorating credits or have experienced debt-service coverage and/or loan-to-value reduction. Where warranted, we have established or increased our allowance for credit losses based upon this analysis.

We have also established an allowance for credit losses on our residential mortgage loan portfolio that includes a specific credit loss allowance for loans that are deemed to be impaired as well as an allowance for credit losses for pools of loans with similar risk characteristics. The allowance for credit losses for the performing population of loans is based on historical performance for similar loans, as well as projected future losses based on modeling, which includes reasonable and supportable forecasts. The historical data utilized in the allowance for credit losses calculation process is adjusted for current economic conditions.

Amortization of DAC, VOBA, DSI and DFEL and changes in other contract holder funds reflect an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization and changes in other contract holder funds within realized losses reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments could create volatility in net realized gains and losses.

Derivatives

Derivatives are primarily used for hedging purposes. We hedge certain portions of our exposure to interest rate risk, default risk, basis risk, equity market risk, credit risk and foreign currency exchange risk by entering into derivative transactions. We also purchase and issue financial instruments that contain embedded derivative instruments. See "Future Contract Benefits" and "Other Contract Holder Funds" below for information on embedded derivatives. Assessing the effectiveness of these hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates.

We carry our derivative instruments at fair value, which we determine through valuation techniques or models that use market data inputs or independent broker quotations. The fair values fluctuate from period to period due to the volatility of the valuation inputs, including but not limited to swap interest rates, interest and equity volatility and equity index levels, foreign currency forward and spot rates, credit spreads and correlations, some of which are significantly affected by economic conditions. The effect to revenue is reported in realized gain (loss) and such amount along with the associated federal income taxes is excluded from income (loss) from operations of our segments.

For more information on derivatives, see Notes 1 and 5. For more information on market exposures associated with our derivatives, including sensitivities, see "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Future Contract Benefits

Reserves

Reserves are the amounts that, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated to be sufficient to meet the various policy and contract obligations as they mature. Generally, the reserves in excess of account value are reported within future contract benefits on the Consolidated Balance Sheets. Establishing adequate reserves for our obligations to contract holders requires assumptions to be made that are intended to represent an estimation of experience for the period that policy benefits are payable. If actual experience is better than or equal to the assumptions, then reserves should be adequate to provide for future benefits and expenses. If experience is worse than the assumptions, additional reserves may be required. Significant assumptions include mortality rates, morbidity, policy persistency and interest rates. We periodically review our experience and update our policy reserves for new issues and reserve for all claims incurred, as we believe appropriate.

GLB

We have certain GLB variable annuity products with GWB and GIB features that are embedded derivatives. Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC ("benefit reserves") and embedded derivative reserves. We calculate the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each GLB feature. Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits. We report the insurance portion of the reserves in future contract benefits with the embedded derivative reported in either other assets or other liabilities. During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models underlying our reserves and embedded derivatives. See "Annual Assumption Review" below for more information. These embedded derivatives are valued based on a stochastic projection of scenarios of the embedded derivative cash flows. The scenario assumptions, at each valuation date, are those we view to be appropriate for a hypothetical market participant and include assumptions for capital markets, actuarial lapse, benefit utilization, mortality, risk margin, administrative expenses and a margin for profit. In addition, an NPR component is determined at each valuation date that reflects our risk of not fulfilling the obligations of the underlying liability. The spread for the NPR is added to the discount rates used in determining the fair value from the net cash flows. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop, we will continue to reassess our assumptions. These embedded derivatives are carried at fair value and are all classified as Level 3 of the fair value hierarchy. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value. Changes in the fair value of these embedded derivatives result primarily from changes in market conditions. For more information, see Notes 1 and 20.

We have a dynamic hedging strategy designed to mitigate selected risk and income statement volatility caused by changes in the equity markets, interest rates and market-implied volatilities associated with GWB and GIB features that are available in our variable annuity products. In addition to mitigating selected risk and income statement volatility, the hedge program is also focused on a long-term goal of accumulating assets that could be used to pay claims under these benefits.

Changes in the value of the hedge contracts hedge the income statement effect of changes in GLB embedded derivative reserves and benefit reserves. This dynamic hedging strategy utilizes options and total return swaps on U.S.-based equity indices, and futures on U.S.-based and international equity indices, as well as interest rate futures, interest rate swaps and currency futures. The notional amounts of the underlying hedge instruments are such that the magnitude of the change in the value of the hedge instruments due to changes in equity markets, interest rates and implied volatilities is designed to offset the magnitude of the change in the GLB embedded derivative reserves and benefit reserves caused by changes in equity markets, as well as the change in GLB embedded derivative reserves caused by changes in interest rates and implied volatilities. See "Realized Gain (Loss) – Variable Annuity Net Derivatives Results" below for information on how we determine our NPR, including the sensitivity of the NPR factor.

As part of our hedging program, equity market, interest rate and market-implied volatility conditions are monitored on a daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these positions may not completely offset changes in the fair value of embedded derivative reserves and benefit reserves caused by movements in these factors due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets, interest rates and market-implied volatilities, realized market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments or our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

Within our annuity business, we have certain products that contain GLB features. The proportion of our variable annuity account values that contained GLB features to our total annuity account values, net of reinsurance, was 45% and 50% as of December 31, 2022 and 2021, respectively. Underperforming equity markets increase our exposure to potential benefits with the GLB features. A contract with a GLB feature is "in the money" if the contract holder's account value falls below the present value of guaranteed withdrawal or income benefits, assuming no lapses. As of December 31, 2022 and 2021, 37% and 7%, respectively, of all in-force contracts with a GLB feature were "in the money," and our exposure, after reinsurance, as of December 31, 2022 and 2021, was $3.1 billion and $453 million, respectively. However, the only way the contract holder can realize the excess of the present value of benefits over the account value of the contract is through a series of withdrawals or income payments that do not exceed a maximum amount. If, after the series of withdrawals or income payments, the account value is exhausted, the contract holder will continue to receive a series of annuity payments. The account value can also fluctuate with equity market returns on a daily basis resulting in increases or decreases in the excess of the present value of benefits over account value.

As a result of these factors, the ultimate amount to be paid by us related to GLB guarantees is uncertain and could be significantly more or less than $3.1 billion, net of reinsurance. Our fair value estimates of the GLB embedded derivatives, which are based on detailed models of future cash flows under a wide range of market-consistent scenarios, reflect a more comprehensive view of the related factors and represent our best estimate of the present value of these potential liabilities. The market-consistent scenarios used in the determination of the fair value of the GLB embedded derivatives are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. We use risk-neutral Monte Carlo simulations in our calculation to value the entire block of guarantees, which involve 100 unique scenarios per policy or approximately 44 million scenarios. The market-consistent scenario assumptions, at each valuation date, are those we view to be appropriate for a hypothetical market participant. The market-consistent inputs include, but are not limited to, assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), contract holder behavior (e.g., policy lapse, rider utilization, etc.), mortality, risk margins, maintenance expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop, we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value. For information on our variable annuity hedge program performance, see our discussion in "Realized Gain (Loss) – Variable Annuity Net Derivatives Results" below.

The following table presents our estimates of the potential instantaneous effect to net income (loss) that could result from sudden changes that may occur in equity markets, interest rates and implied market volatilities (in millions) at the levels indicated in the table and excludes the net cost of operating the hedging program. The amounts represent the estimated difference between the change in the portion of GLB reserves that is calculated on a fair value basis and the change in the value of the underlying hedge instruments after the amortization of DAC, VOBA, DSI and DFEL and taxes. These effects do not include any estimate of unlocking that could occur, nor do they estimate any change in the NPR component of the GLB reserve or any estimate of effects to our GLB benefit ratio unlocking. These estimates are based upon the recorded reserves as of December 31, 2022, and the related hedge instruments in place as of that date. The effects presented in the table below are not representative of the aggregate impacts that could result if a combination of such changes to equity market returns, interest rates and implied volatilities occurred.

	In-Force Sensitivities			
Equity Market Return	**-20%**	**-10%**	**-5%**	**5%**
Hypothetical effect to net income	$ 864	$ 427	$ 205	$ (194)
Interest Rates	**-50 bps**	**-25 bps**	**+25 bps**	**+50 bps**
Hypothetical effect to net income	$ 21	$ 12	$ (14)	$ (30)
Implied Volatilities	**4%**	**2%**	**-2%**	**-4%**
Hypothetical effect to net income	$ 25	$ 13	$ (14)	$ (28)

The following table shows the effect (dollars in millions) of indicated changes in instantaneous shifts in equity market returns, interest rate scenarios and market-implied volatilities:

	Assumptions of Changes In			
	Equity Market Return	Interest Rate Yields	Market Implied Volatilities	Net Income
Scenario 1	-5%	-12.5 bps	+1%	$ 210
Scenario 2	-10%	-25.0 bps	+2%	421
Scenario 3	-20%	-50.0 bps	+4%	790

The actual effects of the results illustrated in the two tables above could vary significantly depending on a variety of factors, many of which are out of our control, and consideration should be given to the following:

- The analysis is only valid as of December 31, 2022, due to changing market conditions, contract holder activity, hedge positions and other factors;
- The analysis assumes instantaneous shifts in the capital market factors and no ability to rebalance hedge positions prior to the market changes;
- The analysis assumes constant exchange rates and implied dividend yields;
- Assumptions regarding shifts in the market factors, such as assuming parallel shifts in interest rate and implied volatility term structures, may be overly simplistic and not indicative of actual market behavior in stress scenarios;
- It is very unlikely that one capital market sector (e.g., equity markets) will sustain such a large instantaneous movement without affecting other capital market sectors; and
- The analysis assumes that there is no tracking or basis risk between the funds and/or indices affecting the GLB reserves and the instruments utilized to hedge these exposures.

GDB

The reserves related to the GDB features available in our variable annuity products are based on the application of a "benefit ratio" (the present value of total expected benefit payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) to total variable annuity assessments received in the period. The level and direction of the change in reserves will vary over time based on the emergence of the benefit ratio and the level of assessments associated with the variable annuity. These reserves are reported within future contract benefits on the Consolidated Balance Sheets with the change reported in benefits in the Consolidated Statements of Comprehensive Income (Loss). The change in the liability for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. As experience or assumption changes result in a change in expected benefit payments or assessments, the benefit ratio is unlocked or, in other words, recalculated using the updated expected benefit payments and assessments over the life of the contract since inception. During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models used in estimating these reserves and unlock assumptions similar to the DAC discussion above. We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of these reserves. See "Annual Assumption Review" below for more information.

We utilize a delta hedging strategy for variable annuity products with a GDB feature, which uses futures and total return swaps on equity market indices to hedge against movements in equity markets. The hedging strategy is designed to hedge our exposure to earnings volatility that results from equity market driven changes in the reserve for GDB contracts. Because the GDB reserves are based upon projected long-term equity market return assumptions, and because the value of the hedging contracts will reflect current capital market conditions, the quarterly changes in values for the GDB reserves and the hedging contracts may not exactly offset each other. For information on our variable annuity hedge program performance, see our discussion in "Realized Gain (Loss) – Variable Annuity Net Derivative Results" below.

UL Products with Secondary Guarantees

We issue UL-type contracts where we provide a secondary guarantee to the contract holder. The policy can remain in force, even if the base policy account value is zero, as long as contractual secondary guarantee requirements have been met. The reserves related to UL products with secondary guarantees are based on the application of a benefit ratio the same as our GDB features, which are discussed above. These secondary guarantees are reported within future contract benefits on the Consolidated Balance Sheets. The level and direction of the change in reserves will vary over time based on the emergence of the benefit ratio and the level of assessments associated with the contracts. During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models used in estimating these reserves and unlock assumptions similar to the DAC discussion above. We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of these reserves. See "Annual Assumption Review" below for more information.

Liability for Unpaid Claims

Future contract benefits include reserves for long-term life and disability claims associated with our Group Protection segment. These reserves are based on assumptions as to interest, claim resolution rates and offsets for other insurance including social security. Claim resolution rate assumptions and social security offsets are based on our actual experience. The interest rate assumption used for discounting long-term claim reserves is an important part of the reserving process due to the long benefit period for these claims. The interest rate assumptions used for discounting claim reserves are based on projected portfolio yield rates, after consideration for defaults and investment expenses, for assets supporting the liabilities. Our long-term disability reserves are discounted using rates ranging from 2.5% to 5.0% and vary by year of claim incurral. During the third quarter of each year, we conduct our comprehensive review of the assumptions and reserving models used in calculating these reserves. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of these reserves. See "Annual Assumption Review" below for more information.

Other Contract Holder Funds

Other contract holder funds includes account values on UL and VUL insurance and investment-type annuity products where account values are equal to deposits plus interest credited less withdrawals, surrender charges, asset-based fees and contract administration charges, as well as amounts representing the fair value of embedded derivative instruments associated with our IUL and indexed annuity products. During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models underlying our reserves and embedded derivatives. We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our comprehensive review. See "Annual Assumption Review" below for more information.

Our indexed annuity and IUL contracts permit the holder to elect a fixed interest rate return or a return where interest credited to the contracts is linked to the performance of the S&P 500® Index or other indices. The value of the variable portion of the contract holder's account balance varies with the performance of the underlying variable funds chosen by the contract holder. Contract holders may elect to rebalance among the various accounts within the product at renewal dates. At the end of each indexed term, which can be up to six years, we have the opportunity to re-price the indexed component by establishing different participation rates, caps, spreads or specified rates, subject to contractual guarantees. We purchase and sell index options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held generally offsets the change in value of the embedded derivative within the contract, both of which are recorded as a component of realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). The Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC require that we calculate fair values of index options we may purchase or sell in the future to hedge contract holder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase or sell in the future, discounted back to the date of the balance sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included as a component of realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). For information on our index benefits hedging results, see our discussion in "Realized Gain (Loss)" below.

Annual Assumption Review

During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models used for our EGPs underlying the amortization of DAC, VOBA, DSI and DFEL as well as our reserves and embedded derivatives. For more information on our comprehensive review, see Note 1. Details underlying the effect to net income (loss) from our annual assumption review (in millions) were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Income (loss) from operations:			
Life Insurance	$ (2,197)	$ (26)	$ (440)
Annuities	217	(5)	(101)
Group Protection	1	16	(3)
Retirement Plan Services	6	-	(3)
Excluded realized gain (loss)	(86)	6	58
Net income (loss)	$ (2,059)	$ (9)	$ (489)

The impacts of our annual assumption review were driven primarily by the following:

2022

- For Life Insurance, unfavorable unlocking was driven by updates to policyholder behavior assumptions related to UL products with secondary guarantees in the amount of $1.8 billion, after-tax, as well as updates to mortality, morbidity and reinsurance assumptions and other items.
- For Annuities, favorable unlocking was driven by increases to interest rate assumptions, partially offset by unfavorable updates to other items.
- For Group Protection, the favorable impact was driven by updates to life waiver assumptions and increases to interest rate assumptions, partially offset by unfavorable updates to long-term disability incidence and severity assumptions.
- For Retirement Plan Services, favorable unlocking was driven by increases to interest rate assumptions and other items.
- For excluded realized gain (loss), unfavorable unlocking was driven by updates to policyholder behavior assumptions that impacted ceded reserves, partially offset by favorable updates to expense and capital market assumptions.

2021

- For Life Insurance, unfavorable unlocking was driven by updates to policyholder behavior and interest rate assumptions, partially offset by favorable updates to investment allocation assumptions.
- For Annuities, unfavorable unlocking was driven by updates to policyholder behavior and interest rate assumptions, partially offset by favorable updates to expense assumptions.
- For Group Protection, the favorable impact was driven by updates to long-term disability termination rate assumptions, partially offset by unfavorable updates to interest rate assumptions.
- For excluded realized gain (loss), favorable unlocking was driven by updates to expense assumptions and other items, partially offset by unfavorable updates to policyholder behavior assumptions.

Long-Term New Money Investment Yield Sensitivity

New money rates have increased but underlying interest rate volatility remains high. As a result, new money rates require careful analysis when forecasting the future direction of changes in rates. If we change our view of future new money rates and lower our current long-term new money investment yield assumption, then, assuming that all other assumptions remain constant, we estimate the impact of lowering this assumption by 50 basis points would be approximately $(225) million to income (loss) from operations due primarily to unlocking our DAC and VOBA assets. This impact would be most pronounced in our Life Insurance segment. The actual impact of a 50 basis point decline in the yield would be based upon a number of factors existing at the time of the assumption update, and, therefore, the actual amount of the loss may differ from our current estimate. In addition, lower investment margins may also impact the recoverability of intangible assets such as goodwill, require the establishment of additional liabilities or trigger loss recognition events on certain policyholder liabilities. For more information on our interest rate risk, see "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk."

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment annually as of October 1 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Intangibles that do not have indefinite lives are amortized over their estimated useful lives. We perform a quantitative goodwill impairment test where the fair value of the reporting unit is determined and compared to the carrying value of the reporting unit. If the carrying value of the reporting unit exceeds the reporting unit's fair value, goodwill is impaired and written down to the reporting unit's fair value. The results of one test on one reporting unit cannot subsidize the results of another reporting unit. For the purposes of the evaluation of the carrying value of goodwill, our reporting units (Life Insurance, Annuities, Group Protection and Retirement Plan Services) correspond with our reporting segments.

The fair values of our reporting units are comprised of the value of in-force (i.e., existing) business and the value of new business. Specifically, new business is representative of cash flows and profitability associated with policies or contracts we expect to issue in the future, reflecting our forecasts of future sales volume and product mix over a 10-year period. To determine the values of in-force and new business, we use a discounted cash flows technique that applies a discount rate reflecting the market expected, weighted-average rate of return adjusted for the risk factors associated with operations to the projected future cash flows for each reporting unit.

We apply significant judgment when determining the estimated fair value of our reporting units. Factors that can influence the value of goodwill include the capital markets, competitive landscape, regulatory environment, consumer confidence and any items that can directly or indirectly affect new business future cash flows. Factors that could affect production levels and profitability of new business include mix of new business, pricing changes, customer acceptance of our products and distribution strength. Spread compression and related effects to profitability caused by lower interest rates affect the valuation of in-force business more significantly than the valuation of new business, as new business pricing assumptions reflect the current and anticipated future interest rate environment. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. Examples of unfavorable changes to assumptions or factors that could result in future impairment include, but are not limited to, the following:

- Lower expectations for future sales levels or future sales profitability;
- Higher discount rates on new business assumptions;
- Weakened expectations for the ability to execute future reserve financing transactions for life insurance business over the long-term or expectations for significant increases in the associated costs;
- Legislative, regulatory or tax changes that affect the cost of, or demand for, our subsidiaries' products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserve requirements or changes to RBC requirements; and
- Valuations of significant mergers or acquisitions of companies or blocks of business that would provide relevant market-based inputs for our impairment assessment that could support less favorable conclusions regarding the estimated fair value of our reporting units.

As a result of the capital market environment during the third quarter of 2022, including (i) declining equity markets and (ii) the impact of rising interest rates on our discount rate assumption, we accelerated our quantitative goodwill impairment test for our Life Insurance reporting unit as we concluded that there were indicators of impairment. Based on this quantitative test, which included updating our best estimate assumptions therein, we incurred an impairment during the third quarter of 2022 of the Life Insurance reporting unit goodwill of $634 million, which represented a write-off of the entire balance of goodwill for the reporting unit. As of October 1, 2022, we performed our annual quantitative goodwill impairment test for the remaining reporting units, and, as of October 1, 2022, the fair value was in excess of each such other reporting unit's carrying value.

Refer to Note 9 for goodwill and specifically identifiable intangible assets by segment.

Income Taxes

Management uses certain assumptions and estimates in determining the income taxes payable or refundable for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are re-evaluated on a continual basis as regulatory and business factors change. Legislative changes to the Internal Revenue Code of 1986, as amended, modifications or new regulations, administrative rulings, or court decisions could increase or decrease our effective tax rate.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The Inflation Reduction Act of 2022 also established a 1% excise tax on stock repurchases made by publicly traded corporations. Both provisions are effective for tax years beginning after December 31, 2022. We are currently evaluating the impact of the corporate alternative minimum tax on our business, results of operations and financial condition.

The application of GAAP requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce our deferred tax asset to an amount that is more likely than not to be realizable. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of existing temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

As of December 31, 2022, we had an approximate $2.3 billion deferred tax asset related to net unrealized losses on fixed maturity AFS securities. In the assessment of the future realizability of this deferred tax asset, management considered tax planning strategy and concluded that unrealized losses were caused by factors other than credit loss, and we have the intent and ability to hold these securities to recovery and collect all of the contractual cash flows. Additionally, as of December 31, 2022, we had a $278 million deferred tax asset related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce our income taxes payable in those future periods. The net operating loss carryforwards do not expire and can be carried forward indefinitely. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, including our net operating loss deferred tax asset, will be realized. For additional information on income taxes, see Note 6.

RESULTS OF CONSOLIDATED OPERATIONS

Details underlying the consolidated results, deposits, net flows and account values (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Net Income (Loss)			
Income (loss) from operations:			
Life Insurance	$ (1,965)	$ 525	$ (34)
Annuities	1,246	1,282	983
Group Protection	102	(127)	43
Retirement Plan Services	210	235	168
Other Operations	(496)	(374)	(295)
Excluded realized gain (loss), after-tax	116	167	(570)
Benefit ratio unlocking, after-tax	(820)	196	194
Impairment of intangibles	(634)	-	-
Net impact from the Tax Cuts and Jobs Act	-	-	37
Transaction and integration costs related to mergers, acquisitions and divestitures, after-tax	-	(11)	(15)
Gain (loss) on modification or early extinguishment of debt, after-tax	-	(6)	(12)
Net income (loss)	$ (2,241)	$ 1,887	$ 499

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Deposits			
Life Insurance	$ 5,735	$ 5,693	$ 5,890
Annuities	11,879	11,740	11,260
Retirement Plan Services	11,886	10,840	10,017
Total deposits	$ 29,500	$ 28,273	$ 27,167
Net Flows			
Life Insurance	$ 3,998	$ 3,982	$ 4,137
Annuities	(415)	(2,569)	(341)
Retirement Plan Services	2,905	464	166
Total net flows	$ 6,488	$ 1,877	$ 3,962

	As of December 31, 2022	As Restated As of December 31, 2021	As of December 31, 2020
Account Values			
Life Insurance	$ 48,634	$ 51,846	$ 57,605
Annuities	144,966	172,734	157,518
Retirement Plan Services	88,735	99,114	88,307
Total account values	$ 282,335	$ 323,694	$ 303,430

Comparison of 2022 to 2021

Net income decreased due primarily to the following:

- The effect of our annual assumption review.
- Realized gain in 2021 related to the fourth quarter reinsurance transaction and unfavorable variable annuity net derivative results.
- Goodwill impairment in our Life Insurance segment.
- Lower investment income on alternative investments and lower prepayment and bond make-whole premiums.
- Lower fee income driven by lower average daily variable account values.

The decrease in net income was partially offset by the following:

- Lower mortality claims in our Life Insurance and Group Protection segments.
- Lower expenses driven by lower compensation-related expenses, partially offset by higher Spark program and legal expenses.
- Growth in business in force.

Comparison of 2021 to 2020

Net income increased due primarily to the following:

- Realized gains in 2021 as compared to realized losses in 2020.
- Higher investment income on alternative investments, and higher prepayment and bond make-whole premiums.
- The effect of unlocking.
- Growth in average account values, business in force and group earned premiums.

The increase in net income was partially offset by the following:

- Unfavorable experience in our Group Protection segment driven by the COVID-19 pandemic.
- Higher trail commissions, legal expenses, incentive compensation and Spark program expense, partially offset by continued focus on expense management.
- Spread compression due to average new money rates trailing our current portfolio yields, partially offset by actions implemented to reduce interest crediting rates.

For a discussion of the goodwill impairment, see "Introduction – Critical Accounting Policies and Estimates – Goodwill and Other Intangible Assets" above. For a discussion of the COVID-19 pandemic, see "Introduction – Executive Summary" above.

RESULTS OF LIFE INSURANCE

Income (Loss) from Operations

Details underlying the results for Life Insurance (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Operating Revenues			
Insurance premiums [1]	$ 1,146	$ 1,033	$ 950
Fee income	3,374	3,881	3,727
Net investment income	2,586	3,207	2,823
Operating realized gain (loss) [2]	(6)	(9)	(6)
Amortization of deferred gain on business sold through reinsurance	18	12	12
Other revenues	8	21	10
Total operating revenues	7,126	8,145	7,516
Operating Expenses			
Interest credited	1,307	1,457	1,491
Benefits	7,020	4,275	4,586
Commissions and other expenses	1,316	1,769	1,506
Total operating expenses	9,643	7,501	7,583
Income (loss) from operations before taxes	(2,517)	644	(67)
Federal income tax expense (benefit)	(552)	119	(33)
Income (loss) from operations	$ (1,965)	$ 525	$ (34)

[1] Includes term insurance premiums, which have a corresponding partial offset in benefits for changes in reserves.
[2] See "Realized Gain (Loss)" below.

Comparison of 2022 to 2021

Income from operations for this segment decreased due primarily to the following:

- Higher benefits due to the effect of unlocking and growth in business in force, partially offset by lower mortality claims.
- Lower net investment income, net of interest credited, driven by negative performance on alternative investments in 2022 compared to investment income in 2021, and the impact of the fourth quarter 2021 reinsurance transaction.
- Lower fee income due to the effect of unlocking and the impact of the fourth quarter 2021 reinsurance transaction, partially offset by growth in business in force.

The decrease in income from operations was partially offset by the following:

- Lower commissions and other expenses due to the effect of unlocking and lower incentive compensation as a result of production performance.
- Higher insurance premiums due to growth in business in force.

Comparison of 2021 to 2020

Income from operations for this segment increased due primarily to the following:

- Higher net investment income, net of interest credited, driven by investment income on alternative investments and prepayment and bond make-whole premiums, partially offset by the impact of the fourth quarter 2021 reinsurance transaction (see "Additional Information" below) and spread compression due to average new money rates trailing our current portfolio yields.
- Lower benefits due to the effect of unlocking, partially offset by growth in business in force; both periods were impacted by elevated mortality claims due to the COVID-19 pandemic.
- Higher fee income due to the effect of unlocking, growth in business in force and higher DFEL amortization as a result of higher actual gross profits, partially offset by the impact of the fourth quarter 2021 reinsurance transaction.

The increase in income from operations was partially offset by higher commissions and other expenses due to the effect of unlocking and incentive compensation as a result of production performance, partially offset by expense management.

See "Critical Accounting Policies and Estimates – Annual Assumption Review" above for information about unlocking.

Additional Information

We expect an ongoing reduction in income from operations in future quarters of approximately $45 million per quarter as a result of the significantly unfavorable impact of the third quarter 2022 annual assumption review.

For information on our fourth quarter 2021 reinsurance transaction, see Note 8.

For information on interest rate spreads and interest rate risk, see "Part I – Item 1A. Risk Factors – Market Conditions – Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease, impacting our profitability, and make it more challenging to meet certain statutory requirements," "Part I – Item 1A. Risk Factors – Market Conditions – Increases in interest rates may negatively affect our profitability, capital position and the value of our investment portfolio and may also result in increased contract withdrawals" and "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk." For information on the current interest rate environment, see "Introduction – Executive Summary – Industry Trends – Interest Rate Environment" above.

Insurance Premiums

Insurance premiums relate to traditional products and are a function of the rates priced into the product and insurance in force. Insurance in force, in turn, is driven by sales, persistency and mortality claims.

Fee Income

Details underlying fee income, sales, net flows, account values and in-force face amount (in millions) were as follows:

	For the Year Ended December 31, 2022	As Restated For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Fee Income			
Cost of insurance assessments	$ 2,258	$ 2,362	$ 2,377
Expense assessments	1,540	1,525	1,502
Surrender charges	30	31	33
DFEL:			
Deferrals	(1,061)	(989)	(972)
Amortization, net of interest:			
Amortization, net of interest, excluding unlocking	558	560	514
Unlocking	49	392	273
Total fee income	$ 3,374	$ 3,881	$ 3,727

	For the Year Ended December 31, 2022	As Restated For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Sales by Product			
IUL/UL	$ 135	$ 104	$ 111
MoneyGuard®	94	101	127
VUL	163	181	188
Term	177	152	132
Executive Benefits	136	122	72
Total sales	$ 705	$ 660	$ 630
Net Flows			
Deposits	$ 5,735	$ 5,693	$ 5,890
Withdrawals and deaths	(1,737)	(1,711)	(1,753)
Net flows	$ 3,998	$ 3,982	$ 4,137
Contract Holder Assessments	$ 5,361	$ 5,219	$ 5,154

	As of December 31,		
	2022	2021	2020
Account Values [1]			
General account	$ 32,158	$ 32,532	$ 37,496
Separate account	16,476	19,314	20,109
Total account values	$ 48,634	$ 51,846	$ 57,605
In-Force Face Amount			
UL and other	$ 363,884	$ 362,106	$ 358,554
Term insurance	707,747	611,854	535,387
Total in-force face amount	$ 1,071,631	$ 973,960	$ 893,941

	For the Years Ended December 31,		
	2022	2021	2020
Average General Account Values [1]	$ 32,701	$ 36,560	$ 37,791

[1] Net of reinsurance ceded.

Fee income relates only to interest-sensitive products and includes cost of insurance assessments, expense assessments and surrender charges. Both cost of insurance and expense assessments can have deferrals and amortization related to DFEL. Cost of insurance and expense assessments are deducted from our contract holders' account values. These amounts are a function of the rates priced into the product and premiums received, face amount in force and account values.

Sales are not recorded as a component of revenues (other than for traditional products) and do not have a significant effect on current quarter income from operations but are indicators of future profitability. Generally, we have higher sales during the second half of the year with the fourth quarter being our strongest. For more information on sales, see "Additional Information" above.

Sales in the table above and as discussed above were reported as follows:

- UL, IUL and VUL – first-year commissionable premiums plus 5% of excess premiums received;
- *MoneyGuard®* linked-benefit products – *MoneyGuard* (UL), 15% of total expected premium deposits, and *MoneyGuard Market Advantage*[SM] (VUL), 150% of commissionable premiums;
- Executive Benefits – insurance and corporate-owned UL and VUL, first-year commissionable premiums plus 5% of excess premium received, and single premium bank-owned UL and VUL, 15% of single premium deposits; and
- Term – 100% of annualized first-year premiums.

We monitor the business environment, including but not limited to the regulatory and interest rate environments, and make changes to our product offerings and in-force products as needed, and as permitted under the terms of the policies, to sustain the future profitability of our segment.

Net Investment Income and Interest Credited

Details underlying net investment income and interest credited (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Net Investment Income			
Fixed maturity AFS securities, mortgage loans on real estate and other, net of investment expenses	$ 2,366	$ 2,512	$ 2,531
Commercial mortgage loan prepayment and bond make-whole premiums [1]	37	46	24
Alternative investments [2]	47	522	140
Surplus investments [3]	136	127	128
Total net investment income	$ 2,586	$ 3,207	$ 2,823
Interest Credited	$ 1,307	$ 1,457	$ 1,491

[1] See "Consolidated Investments – Commercial Mortgage Loan Prepayment and Bond Make-Whole Premiums" below for additional information.

[2] See "Consolidated Investments – Alternative Investments" below for additional information.

[3] Represents net investment income on the required statutory surplus for this segment and includes the effect of investment income on alternative investments for such assets that are held in the portfolios supporting statutory surplus versus the portfolios supporting product liabilities.

A portion of the investment income earned for this segment is credited to contract holder accounts. Statutory reserves will typically grow at a faster rate than account values because of reserve requirements. Investments allocated to this segment are based upon the statutory reserve liabilities and are affected by various reserve adjustments, including financing transactions providing relief from reserve requirements. These financing transactions lead to a transfer of investments from this segment to Other Operations. We expect to earn a spread between what we earn on the underlying general account investments and what we credit to our contract holders' accounts. We use our investment income to offset the earnings effect of the associated growth of our policy reserves for traditional products. Commercial mortgage loan prepayments and bond make-whole premiums and investment income on alternative investments can vary significantly from period to period due to a number of factors, and, therefore, may contribute to investment income results that are not indicative of the underlying trends.

Benefits

Details underlying benefits (dollars in millions) were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Benefits			
Death claims direct and assumed	$ 5,440	$ 5,866	$ 5,521
Death claims ceded	(2,110)	(2,325)	(2,019)
Reserves released on death	(609)	(708)	(738)
Net death benefits	2,721	2,833	2,764
Change in secondary guarantee life insurance product reserves:			
Change in reserves, excluding unlocking	627	703	644
Unlocking	2,533	(190)	112
Change in *MoneyGuard*® reserves:			
Change in reserves, excluding unlocking	588	548	482
Unlocking	157	33	272
Other benefits [1]	394	348	312
Total benefits	$ 7,020	$ 4,275	$ 4,586
Death claims per $1,000 of in-force	2.66	3.05	3.21

[1] Includes primarily changes in reserves and dividends on traditional and other products.

Benefits for this segment include claims incurred during the period in excess of the associated reserves for its interest-sensitive and traditional products. In addition, benefits include the change in secondary guarantee and linked-benefit life insurance product reserves. These reserves are affected by changes in expected future trends of assessments and benefits causing unlocking adjustments to these liabilities similar to DAC, VOBA and DFEL. Generally, we experience higher mortality in the first quarter of the year due to the seasonality of claims. We expect COVID-19-related mortality to continue to follow U.S. death trends.

Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	For the Year Ended December 31, 2022	As Restated For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Commissions and Other Expenses			
Commissions	$ 698	$ 639	$ 687
General and administrative expenses	554	576	557
Expenses associated with reserve financing	105	100	99
Taxes, licenses and fees	159	165	163
Total expenses incurred	1,516	1,480	1,506
DAC and VOBA deferrals	(805)	(745)	(788)
Total expenses recognized before amortization	711	735	718
DAC and VOBA amortization, net of interest:			
Amortization, net of interest, excluding unlocking	458	450	339
Unlocking	143	580	445
Other intangible amortization	4	4	4
Total commissions and other expenses	$ 1,316	$ 1,769	$ 1,506
DAC and VOBA Deferrals			
As a percentage of sales	114.2%	112.9%	125.1%

Commissions and costs that result directly from and are essential to successful acquisition of new or renewal business are deferred to the extent recoverable and for our interest-sensitive products are generally amortized over the life of the contracts in relation to EGPs. For our traditional products, DAC and VOBA are amortized on either a straight-line basis or as a level percent of premium of the related contracts, depending on the block of business. When comparing DAC and VOBA deferrals as a percentage of sales for 2022 and 2021, the fluctuations were primarily a result of changes in sales mix to products with different commission rates. For more information, see "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – DAC, VOBA, DSI and DFEL" above.

RESULTS OF ANNUITIES

Income (Loss) from Operations

Details underlying the results for Annuities (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Operating Revenues			
Insurance premiums [1]	$ 165	$ 116	$ 121
Fee income	2,434	2,724	2,394
Net investment income	1,463	1,400	1,272
Operating realized gain (loss) [2]	207	208	214
Amortization of deferred gain on business sold through reinsurance	25	26	29
Other revenues [3]	482	527	425
Total operating revenues	4,776	5,001	4,455
Operating Expenses			
Interest credited	895	811	773
Benefits [1]	468	548	696
Commissions and other expenses	1,960	2,119	1,854
Total operating expenses	3,323	3,478	3,323
Income (loss) from operations before taxes	1,453	1,523	1,132
Federal income tax expense (benefit)	207	241	149
Income (loss) from operations	$ 1,246	$ 1,282	$ 983

[1] Insurance premiums include primarily our income annuities that have a corresponding offset in benefits. Benefits include changes in income annuity reserves driven by premiums.

[2] See "Realized Gain (Loss)" below.

[3] Consists primarily of revenues attributable to broker-dealer services, which are subject to market volatility, and the net settlement related to certain reinsurance transactions, which has a corresponding offset in net investment income and interest credited.

Comparison of 2022 to 2021

Income from operations for this segment decreased due primarily to the following:

- Lower fee income driven by lower average daily variable account values.
- Lower net investment income, net of interest credited, driven by lower investment income on alternative investments within our surplus portfolio and lower prepayment and bond make-whole premiums, partially offset by higher average fixed account values and impacts to portfolio yields from the current interest rate environment.

The decrease in income from operations was partially offset by the following:

- Lower commissions and other expenses driven by lower trail commissions resulting from lower average daily variable account values, lower incentive compensation as a result of production performance and lower amortization expense as a result of lower actual gross profits.
- Lower benefits, net of changes in income annuity reserves, due to the effect of unlocking, partially offset by an increase in the growth of GLB and GDB benefit reserves due to market performance.

Comparison of 2021 to 2020

Income from operations for this segment increased due primarily to the following:

- Higher fee income driven by higher average daily variable account values.
- Lower benefits due to the effect of unlocking.
- Higher net investment income, net of interest credited, driven by prepayment and bond make-whole premiums and investment income on alternative investments within our surplus portfolio.

The increase in income from operations was partially offset by higher commissions and other expenses due to trail commissions resulting from higher average account values, amortization expense as a result of higher actual gross profits and incentive compensation as a result of production performance, partially offset by expense management.

See "Critical Accounting Policies and Estimates – Annual Assumption Review" above for information about unlocking.

Additional Information

New deposits are an important component of net flows and key to our efforts to grow our business. Although deposits do not significantly affect current period income from operations, they can significantly impact future income from operations.

The other component of net flows relates to the retention of new business and account values. An important measure of retention is the reduction in account values caused by full surrenders, deaths and other contract benefits. These outflows as a percentage of average gross account values were 7%, 8% and 7% in 2022, 2021 and 2020, respectively.

Our fixed and indexed variable annuities have discretionary fixed and indexed crediting rates that reset on an annual or periodic basis and may be subject to surrender charges. Our ability to retain these annuities will be subject to current competitive conditions at the time interest rates for these products reset. We expect to manage the effects of spreads on near-term income from operations through portfolio management and, to a lesser extent, crediting rate actions, which assumes no significant changes in net flows or other changes that may cause interest rate spreads to differ from our expectations. For information on interest rate spreads and interest rate risk, see "Part I – Item 1A. Risk Factors – Market Conditions – Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease, impacting our profitability, and make it more challenging to meet certain statutory requirements," "Part I – Item 1A. Risk Factors – Market Conditions – Increases in interest rates may negatively affect our profitability, capital position and the value of our investment portfolio and may also result in increased contract withdrawals" and "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk." For information on the current interest rate environment, see "Introduction – Executive Summary – Industry Trends – Interest Rate Environment" above.

Fee Income

Details underlying fee income, account values and net flows (in millions) were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Fee Income			
Mortality, expense and other assessments	$ 2,411	$ 2,713	$ 2,381
Surrender charges	23	11	16
DFEL:			
Deferrals	(22)	(27)	(31)
Amortization, net of interest:			
Amortization, net of interest, excluding unlocking	23	32	26
Unlocking	(1)	(5)	2
Total fee income	$ 2,434	$ 2,724	$ 2,394

	As of or For the Years Ended December 31,					
	2022		**2021**		**2020**	
Variable Account Value Information						
Variable annuity deposits [1]	$	3,370	$	5,220	$	3,978
Increases (decreases) in variable annuity account values:						
Net flows [1]		(5,871)		(6,283)		(5,262)
Change in market value [1]		(23,205)		16,997		16,106
Contract holder assessments [1]		(2,604)		(2,838)		(2,554)
Transfers to the variable portion of variable annuity products from the fixed portion of variable annuity products		492		588		831
Variable annuity account values [1]		105,613		136,721		128,175
Average daily variable annuity account values [1]		114,882		133,888		116,117
Average daily S&P 500® Index [2]		4,100		4,269		3,218

[1] Excludes the fixed portion of variable.
[2] We generally use the S&P 500 Index as a benchmark for the performance of our variable account values. The account values of our variable annuity contracts are invested by our policyholders in a variety of investment options including, but not limited to, domestic and international equity securities and fixed income, which do not necessarily align with S&P 500 Index performance. See Note 10 for additional information.

We charge contract holders mortality and expense assessments on variable annuity accounts to cover insurance and administrative expenses. These assessments are a function of the rates priced into the product and the average daily variable account values. Average daily variable account values are driven by net flows and variable fund returns. Charges on GLB riders are assessed based on a contractual rate that is applied either to the account value or the guaranteed amount. We may collect surrender charges when our fixed and variable annuity contract holders surrender their contracts during the surrender charge period to protect us from premature withdrawals. Fee income includes charges on both our variable and fixed annuity products, but excludes the attributed fees on our GLB riders; see "Realized Gain (Loss) – Operating Realized Gain (Loss)" below for discussion of these attributed fees.

Net Investment Income and Interest Credited

Details underlying net investment income, interest credited and fixed account values (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Net Investment Income			
Fixed maturity AFS securities, mortgage loans on real estate and other, net of investment expenses	$ 1,305	$ 1,155	$ 1,122
Commercial mortgage loan prepayment and bond make-whole premiums [1]	31	70	23
Surplus investments [2]	127	175	127
Total net investment income	$ 1,463	$ 1,400	$ 1,272
Interest Credited			
Amount provided to contract holders	$ 880	$ 794	$ 755
DSI deferrals	(2)	(3)	(4)
Interest credited before DSI amortization	878	791	751
DSI amortization:			
Amortization, excluding unlocking	18	21	21
Unlocking	(1)	(1)	1
Total interest credited	$ 895	$ 811	$ 773

[1] See "Consolidated Investments – Commercial Mortgage Loan Prepayment and Bond Make-Whole Premiums" below for additional information.

[2] Represents net investment income on the required statutory surplus for this segment and includes the effect of investment income on alternative investments for such assets that are held in the portfolios supporting statutory surplus versus the portfolios supporting product liabilities. See "Consolidated Investments – Alternative Investments" below for more information on alternative investments.

	As Restated As of or For the Years December 31,		As of or For the Year Ended December 31,
	2022	2021	2020
Fixed Account Value Information			
Fixed annuity deposits [1]	$ 8,509	$ 6,520	$ 7,282
Increases (decreases) in fixed annuity account values:			
Net flows [1]	5,456	3,714	4,921
Contract holder assessments [1]	(52)	(86)	(66)
Transfers from the fixed portion of variable annuity products to the variable portion of variable annuity products	(492)	(588)	(831)
Reinvested interest credited [1][3]	(1,056)	3,294	1,686
Fixed annuity account values [1][2]	39,353	36,012	29,343
Average fixed account values [1][2]	36,914	32,803	25,804

[1] Includes the fixed portion of variable.

[2] Net of reinsurance ceded.

[3] The decrease in reinvested interest credited was driven by the change in embedded derivatives related to our indexed annuity products.

A portion of our investment income earned is credited to the contract holders of our deferred fixed annuity products, including the fixed portion of variable annuity contracts. We expect to earn a spread between what we earn on the underlying general account investments supporting the fixed annuity product line, including the fixed portion of variable annuity contracts, and what we credit to our fixed annuity contract holders' accounts, including the fixed portion of variable annuity contracts. Changes in commercial mortgage loan prepayments and bond make-whole premiums, investment income on alternative investments and surplus investment income can vary significantly from period to period due to a number of factors and, therefore, may contribute to investment income results that are not indicative of the underlying trends.

Benefits

Details underlying benefits (in millions) were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Benefits			
Net death and other benefits, excluding unlocking	$ 736	$ 540	$ 553
Unlocking	(268)	8	143
Total benefits	$ 468	$ 548	$ 696

Benefits for this segment include changes in income annuity reserves driven by premiums, changes in benefit reserves and costs associated with the hedging of our benefit ratio unlocking on benefit reserves associated with our variable annuity GDB and GLB riders. For a corresponding offset of changes in income annuity reserves, see footnote 1 of "Income (Loss) from Operations" above.

Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Commissions and Other Expenses			
Commissions:			
Deferrable	$ 389	$ 450	$ 480
Non-deferrable	629	689	581
General and administrative expenses	408	439	427
Inter-segment reimbursement associated with reserve financing and LOC expenses [1]	4	2	3
Taxes, licenses and fees	45	45	31
Total expenses incurred, excluding broker-dealer	1,475	1,625	1,522
DAC deferrals	(449)	(515)	(548)
Total pre-broker-dealer expenses incurred, excluding amortization, net of interest	1,026	1,110	974
DAC and VOBA amortization, net of interest:			
Amortization, net of interest, excluding unlocking	405	446	401
Unlocking	(7)	(7)	(14)
Broker-dealer expenses incurred	536	570	493
Total commissions and other expenses	$ 1,960	$ 2,119	$ 1,854
DAC Deferrals			
As a percentage of sales/deposits	3.8%	4.4%	4.9%

[1] Includes reimbursements to Annuities from the Life Insurance segment for reserve financing, net of expenses incurred by Annuities for its use of letters of credit ("LOCs"). The inter-segment amounts are not reported on the Consolidated Statements of Comprehensive Income (Loss).

Commissions and other costs that result directly from and are essential to the successful acquisition of new or renewal business are deferred to the extent recoverable and are amortized over the lives of the contracts in relation to EGPs. Certain types of commissions, such as trail commissions that are based on account values, are expensed as incurred rather than deferred and amortized. Broker-dealer expenses that vary with and are related to sales are expensed as incurred and not deferred and amortized. Fluctuations in these expenses correspond with fluctuations in other revenues. For more information, see "Critical Accounting Policies and Estimates – DAC, VOBA, DSI and DFEL" above.

RESULTS OF GROUP PROTECTION

Income (Loss) from Operations

Details underlying the results for Group Protection (in millions) were as follows:

	As Restated For the Years Ended December 31,				For the Year Ended December 31,	
	2022		**2021**		**2020**	
Operating Revenues						
Insurance premiums	$	4,768	$	4,450	$	4,280
Net investment income		334		365		330
Other revenues [1]		202		180		183
Total operating revenues		5,304		4,995		4,793
Operating Expenses						
Interest credited		5		6		5
Benefits		3,844		3,890		3,500
Commissions and other expenses		1,325		1,260		1,234
Total operating expenses		5,174		5,156		4,739
Income (loss) from operations before taxes		130		(161)		54
Federal income tax expense (benefit)		28		(34)		11
Income (loss) from operations	$	102	$	(127)	$	43

[1] Consists of revenue from third parties for administrative services performed, which has a corresponding partial offset in commissions and other expenses.

	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Income (Loss) from Operations by Product Line						
Life	$	12	$	(243)	$	(95)
Disability		91		122		126
Dental		(1)		(6)		12
Income (loss) from operations	$	102	$	(127)	$	43

Comparison of 2022 to 2021

Income from operations for this segment increased due primarily to the following:

- Higher insurance premiums due to growth in business in force and favorable persistency.
- Lower benefits driven by lower COVID-19-related incidence in our life business and lower incidence in our disability business, partially offset by less favorable reserve adjustments.

The increase in income from operations was partially offset by the following:

- Higher commissions and other expenses driven by investments in claims management to help improve ongoing operations and higher sales volumes.
- Lower net investment income, net of interest credited, driven by lower investment income on alternative investments within our surplus portfolio and lower prepayment and bond make-whole premiums.

Comparison of 2021 to 2020

Income from operations for this segment decreased due primarily to the following:

- Higher benefits driven by higher mortality in our life business and higher morbidity in our disability business as a result of the impacts of the COVID-19 pandemic, and lower utilization in our dental business in 2020, partially offset by favorable reserve adjustments in our disability business.
- Higher commissions and other expenses due to incentive compensation as a result of production performance and investments in our claims organization to address higher claims volume attributable to the COVID-19 pandemic, partially offset by a decrease in amortization as a VOBA intangible asset was fully amortized in 2020.

The decrease in income from operations was partially offset by the following:

- Higher insurance premiums due to growth in the business and favorable persistency.
- Higher net investment income, net of interest credited, driven by investment income on alternative investments within our surplus portfolio and prepayment and bond make-whole premiums.

See "Critical Accounting Policies and Estimates – Annual Assumption Review" above for information on our reserve adjustments.

Additional Information

The total loss ratio for the year ended December 31, 2022, decreased as compared to the prior year, due primarily to lower COVID-19-related incidence and favorable reserve adjustments in our life business and lower incidence in our disability business, partially offset by unfavorable reserve adjustments in our disability business in 2022 compared to favorable reserve adjustments in 2021. For a discussion of the COVID-19 pandemic, see "Introduction – Executive Summary – Industry Trends – COVID-19 Pandemic" above.

Management compares trends in actual loss ratios to pricing expectations as group-underwriting risks change over time. We expect normal fluctuations in our total loss ratio, as claims experience is inherently uncertain. For every one percent increase in the total loss ratio, we would expect an annual decrease to income from operations of approximately $37 million to $41 million. The effects are symmetrical for a comparable decrease in the loss ratio and, therefore, move in an equal and opposite direction.

For information on the effects of current interest rates on our long-term disability claim reserves, see "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk – Effect of Interest Rate Sensitivity." For information on the current interest rate environment, see "Introduction – Executive Summary – Industry Trends – Interest Rate Environment" above.

Insurance Premiums

Details underlying insurance premiums (in millions) were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Insurance Premiums by Product Line			
Life	$ 1,808	$ 1,653	$ 1,613
Disability	2,763	2,569	2,401
Dental	197	228	266
Total insurance premiums	$ 4,768	$ 4,450	$ 4,280
Sales by Product Line			
Life	299	264	265
Disability	337	284	397
Dental	40	38	44
Total sales	$ 676	$ 586	$ 706

Our cost of insurance and policy administration charges are embedded in the premiums charged to our customers. The premiums are a function of the rates priced into the product and our business in force. Business in force, in turn, is driven by sales and persistency experience.

Sales relate to new contract holders and new programs sold to existing contract holders. We believe that the trend in sales is an important indicator of development of business in force over time. Sales in the table above are the combined annualized premiums for our products.

Net Investment Income

We use our investment income to offset the earnings effect of the associated build of our reserves, which are a function of our insurance premiums and the yields on our investments. Details underlying net investment income (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Net Investment Income			
Fixed maturity AFS securities, mortgage loans on real estate and other, net of investment expenses	$ 254	$ 236	$ 240
Commercial mortgage loan prepayment and bond make-whole premiums [1]	6	16	9
Surplus investments [2]	74	113	81
Total net investment income	$ 334	$ 365	$ 330

[1] See "Consolidated Investments – Commercial Mortgage Loan Prepayment and Bond Make-Whole Premiums" below for additional information.

[2] Represents net investment income on the required statutory surplus for this segment and includes the effect of investment income on alternative investments for such assets that are held in the portfolios supporting statutory surplus versus the portfolios supporting product liabilities. See "Consolidated Investments – Alternative Investments" below for more information on alternative investments.

Benefits and Interest Credited

Details underlying benefits and interest credited (in millions) and loss ratios by product line were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Benefits and Interest Credited by Product Line			
Life	$ 1,434	$ 1,630	$ 1,399
Disability	2,270	2,092	1,938
Dental	145	174	168
Total benefits and interest credited	$ 3,849	$ 3,896	$ 3,505
Loss Ratios by Product Line			
Life	79.4%	98.6%	86.7%
Disability	82.2%	81.4%	80.5%
Dental	73.5%	76.3%	63.1%
Total	80.7%	87.5%	81.8%

Generally, we experience higher mortality in the first quarter of the year and higher disability claims in the fourth quarter of the year due to the seasonality of claims. We expect COVID-19-related mortality to continue to follow U.S. death trends. For additional information on our loss ratios, see "Additional Information" above.

Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Commissions and Other Expenses			
Commissions	$ 394	$ 361	$ 359
General and administrative expenses	768	731	697
Taxes, licenses and fees	124	120	122
Total expenses incurred	1,286	1,212	1,178
DAC deferrals	(99)	(91)	(92)
Total expenses recognized before amortization	1,187	1,121	1,086
DAC and VOBA amortization, net of interest	106	107	115
Other intangible amortization	32	32	33
Total commissions and other expenses	$ 1,325	$ 1,260	$ 1,234
DAC Deferrals			
As a percentage of insurance premiums	2.1%	2.0%	2.1%

Commissions and other costs that result directly from and are essential to the successful acquisition of new or renewal business are deferred to the extent recoverable and are amortized as a level percent of insurance premiums of the related contracts, depending on the block of business. Certain broker commissions that vary with and are related to paid premiums are expensed as incurred rather than deferred and amortized. For more information, see "Critical Accounting Policies and Estimates – DAC, VOBA, DSI and DFEL" above.

RESULTS OF RETIREMENT PLAN SERVICES

Income (Loss) from Operations

Details underlying the results for Retirement Plan Services (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Operating Revenues			
Fee income	$ 261	$ 296	$ 253
Net investment income	976	991	933
Other revenues [1]	37	36	27
Total operating revenues	1,274	1,323	1,213
Operating Expenses			
Interest credited	630	617	615
Benefits	3	3	2
Commissions and other expenses	396	420	404
Total operating expenses	1,029	1,040	1,021
Income (loss) from operations before taxes	245	283	192
Federal income tax expense (benefit)	35	48	24
Income (loss) from operations	$ 210	$ 235	$ 168

[1] Consists primarily of mutual fund account program revenues from mid to large employers.

Comparison of 2022 to 2021

Income from operations for this segment decreased due primarily to the following:

- Lower fee income driven by lower average daily account values.
- Lower net investment income, net of interest credited, driven by lower investment income on alternative investments within our surplus portfolio and lower prepayment and bond make-whole premiums, partially offset by higher average fixed account values and impacts to portfolio yields from the current interest rate environment.

The decrease in income from operations was partially offset by lower commissions and other expenses driven by amortization as a result of lower actual gross profits, the effect of unlocking, incentive compensation as a result of production performance and trail commissions resulting from lower average account values.

Comparison of 2021 to 2020

Income from operations for this segment increased due primarily to the following:

- Higher net investment income, net of interest credited, driven by prepayment and bond make-whole premiums and investment income on alternative investments within our surplus portfolio, partially offset by spread compression due to average new money rates trailing our current portfolio yields.
- Higher fee income driven by higher average account values.

The increase in income from operations was partially offset by higher commissions and other expenses driven by trail commissions resulting from higher average account values and incentive compensation as a result of production performance, partially offset by expense management.

See "Critical Accounting Policies and Estimates – Annual Assumption Review" above for information about unlocking.

Additional Information

Net flows in this business fluctuate based on the timing of larger plans being implemented and terminating over the course of the year. New deposits are an important component of net flows and key to our efforts to grow our business. Although deposits do not significantly affect current period income from operations, they can significantly impact future income from operations. The other component of net flows relates to the retention of the business. An important measure of retention is the reduction in account values caused by plan sponsor terminations and participant withdrawals. These outflows as a percentage of average account values were 10%, 11% and 13% for 2022, 2021 and 2020, respectively.

Our net flows are negatively affected by the continued net outflows from our oldest blocks of annuities business (as presented on our Net Flows By Market table below as "*Multi-Fund*® and other"), which are among our higher margin product lines in this segment, due to the fact that they are mature blocks with low distribution and servicing costs. The proportion of these products to our total account values was 17%, 18% and 19% for 2022, 2021 and 2020, respectively. Due to this overall shift in business mix toward products with lower returns, new deposit production continues to be necessary to maintain earnings at current levels.

Our fixed annuity business includes products with discretionary and index-based crediting rates that are reset on either a quarterly or semi-annual basis. Our ability to retain quarterly or semi-annual reset annuities will be subject to current competitive conditions at the time interest rates for these products reset. We expect to manage the effects of spreads on near-term income from operations through portfolio management and, to a lesser extent, crediting rate actions, which assumes no significant changes in net flows into or out of our fixed accounts or other changes that may cause interest rate spreads to differ from our expectations. For information on interest rate spreads and interest rate risk, see "Part I – Item 1A. Risk Factors – Market Conditions – Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease, impacting our profitability, and make it more challenging to meet certain statutory requirements," "Part I – Item 1A. Risk Factors – Market Conditions – Increases in interest rates may negatively affect our profitability, capital position and the value of our investment portfolio and may also result in increased contract withdrawals" and "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk." For information on the current interest rate environment, see "Introduction – Executive Summary – Industry Trends – Interest Rate Environment" above.

Fee Income

Details underlying fee income, net flows and account values (in millions) were as follows:

	For the Years Ended December 31,					
	2022		2021		2020	
Fee Income						
Annuity expense assessments	$	192	$	219	$	184
Mutual fund fees		68		77		68
Total expense assessments		260		296		252
Surrender charges		1		-		1
Total fee income	$	261	$	296	$	253

	For the Years Ended December 31,					
	2022		2021		2020	
Net Flows By Market						
Small market	$	295	$	133	$	350
Mid – large market		3,811		1,800		792
Multi-Fund® and other		(1,201)		(1,469)		(976)
Total net flows	$	2,905	$	464	$	166

	As of or For the Years Ended December 31,		
	2022	2021	2020
Variable Account Value Information			
Variable annuity deposits [1]	$ 2,348	$ 2,218	$ 1,843
Increases (decreases) in variable annuity account values:			
Net flows [1]	10	(733)	(333)
Change in market value [1]	(3,713)	3,247	2,731
Contract holder assessments [1]	(164)	(185)	(156)
Variable annuity account values [1]	16,891	20,957	18,755
Average daily variable annuity account values [1]	17,946	20,147	16,426
Average daily S&P 500® Index	4,100	4,269	3,218

[1] Excludes the fixed portion of variable.

	As of or For the Years Ended December 31,		
	2022	2021	2020
Mutual Fund Account Value Information			
Mutual fund deposits	$ 6,542	$ 6,297	$ 5,449
Mutual fund net flows	2,251	1,323	100
Mutual fund account values [1]	46,707	54,518	46,636

[1] Mutual funds are not included in the separate accounts reported on the Consolidated Balance Sheets as we do not have any ownership interest in them.

Our fee income is primarily composed of expense assessments that we charge to cover insurance and administrative expenses, and mutual fund fees earned for services we provide to our mutual fund programs. Fee income is primarily based on average account values, both fixed and variable, which are driven by net flows and the equity markets. Fee income is also driven by non-account value-related items such as participant counts. We may collect surrender charges when our fixed and variable annuity contract holders surrender their contracts during the surrender charge period to protect us from premature withdrawals.

Net Investment Income and Interest Credited

Details underlying net investment income, interest credited and fixed account values (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Net Investment Income			
Fixed maturity AFS securities, mortgage loans on real estate and other, net of investment expenses	$ 883	$ 828	$ 834
Commercial mortgage loan prepayment and bond make-whole premiums [1]	23	58	23
Surplus investments [2]	70	105	76
Total net investment income	$ 976	$ 991	$ 933
Interest Credited	$ 630	$ 617	$ 615

[1] See "Consolidated Investments – Commercial Mortgage Loan Prepayment and Bond Make-Whole Premiums" below for additional information.

[2] Represents net investment income on the required statutory surplus for this segment and includes the effect of investment income on alternative investments for such assets that are held in the portfolios supporting statutory surplus versus the portfolios supporting product liabilities. See "Consolidated Investments – Alternative Investments" below for more information on alternative investments.

	As of or For the Years Ended December 31,		
	2022	2021	2020
Fixed Account Value Information			
Fixed annuity deposits [1]	$ 2,996	$ 2,325	$ 2,725
Increases (decreases) in fixed annuity account values:			
Net flows [1]	644	(126)	399
Reinvested interest credited [1]	629	616	613
Contract holder assessments [1]	(13)	(14)	(13)
Fixed annuity account values [1]	25,137	23,639	22,916
Average fixed account values [1]	24,571	23,147	21,696

[1] Includes the fixed portion of variable.

A portion of our investment income earned is credited to the contract holders of our fixed annuity products, including the fixed portion of variable annuity contracts. We expect to earn a spread between what we earn on the underlying general account investments supporting the fixed annuity product line, including the fixed portion of variable annuity contracts, and what we credit to our fixed annuity contract holders' accounts, including the fixed portion of variable annuity contracts. Commercial mortgage loan prepayments and bond make-whole premiums, investment income on alternative investments and surplus investment income can vary significantly from period to period due to a number of factors and, therefore, may contribute to investment income results that are not indicative of the underlying trends.

Benefits

Benefits for this segment include changes in annuity benefit reserves.

Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Commissions and Other Expenses			
Commissions:			
Deferrable	$ 4	$ 5	$ 5
Non-deferrable	75	79	71
General and administrative expenses	303	309	304
Taxes, licenses and fees	17	17	16
Total expenses incurred	399	410	396
DAC deferrals	(21)	(22)	(21)
Total expenses recognized before amortization	378	388	375
DAC and VOBA amortization, net of interest:			
Amortization, net of interest, excluding unlocking	25	32	25
Unlocking	(7)	-	4
Total commissions and other expenses	$ 396	$ 420	$ 404
DAC Deferrals			
As a percentage of annuity sales/deposits	0.4%	0.5%	0.5%

Commissions and other costs that result directly from and are essential to the successful acquisition of new or renewal business are deferred to the extent recoverable and are amortized over the lives of the contracts in relation to EGPs. Certain types of commissions, such as trail commissions that are based on account values, are expensed as incurred rather than deferred and amortized. Distribution expenses associated with the sale of mutual fund products are expensed as incurred. For more information, see "Critical Accounting Policies and Estimates – DAC, VOBA, DSI and DFEL" above.

RESULTS OF OTHER OPERATIONS

Income (Loss) from Operations

Details underlying the results for Other Operations (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Operating Revenues			
Insurance premiums [(1)]	$ 8	$ 19	$ 21
Net investment income	156	148	152
Other revenues	(6)	14	12
Total operating revenues	158	181	185
Operating Expenses			
Interest credited	39	42	39
Benefits	79	81	117
Other expenses	203	189	69
Interest and debt expense	283	262	269
Spark program expense	167	87	68
Total operating expenses	771	661	562
Income (loss) from operations before taxes	(613)	(480)	(377)
Federal income tax expense (benefit)	(117)	(106)	(82)
Income (loss) from operations	$ (496)	$ (374)	$ (295)

[(1)] Includes our disability income business, which has a corresponding offset in benefits for changes in reserves.

Comparison of 2022 to 2021

Loss from operations for Other Operations increased due primarily to the following:

- Higher Spark program expense.
- Higher interest and debt expense driven by an increase in average interest rates.
- Lower other revenues due to the effect of market fluctuations on assets held as part of certain compensation plans, which decreased during 2022 compared to an increase during 2021.
- Higher other expenses related to higher legal expenses, partially offset by the effect of changes in our stock price on our deferred compensation plans, as our stock price decreased during 2022, compared to an increase during 2021.

The increase in loss from operations was partially offset by higher net investment income, net of interest credited, related to higher allocated investments driven by an increase in excess capital retained by Other Operations.

Comparison of 2021 to 2020

Loss from operations for Other Operations increased due primarily to the following:

- Higher other expenses related to a one-time legal expense and the effect of changes in our stock price on our deferred compensation plans, as our stock price increased significantly during 2021, compared to a significant decrease during 2020.
- Higher Spark program expense.
- Lower net investment income, net of interest credited, related to lower allocated investments driven by a decrease in excess capital retained by Other Operations.

The increase in loss from operations was partially offset by the following:

- Lower benefits attributable to favorable experience in our run-off institutional pension and disability income businesses and modifying certain assumptions in 2020 on the reserves supporting our institutional pension business.
- Lower interest and debt expense driven by a decline in average interest rates.

Additional Information

We expect to continue making investments as part of our Spark Initiative. For more information, see "Introduction – Executive Summary – Significant Operational Matters – Spark Initiative."

Net Investment Income and Interest Credited

We utilize an internal formula to determine the amount of capital that is allocated to our business segments. Investment income on capital in excess of the calculated amounts is reported in Other Operations. If our business segments require increases in statutory reserves, surplus or investments, the amount of excess capital that is retained by Other Operations would decrease and net investment income would be negatively affected.

Write-downs for impairments decrease the recorded value of investments owned by the business segments. These write-downs are not included in the income from operations of our business segments. When impairment occurs, assets are transferred to the business segments' portfolios and will reduce the future net investment income for Other Operations. Statutory reserve adjustments for our business segments can also cause allocations of investments between the business segments and Other Operations.

The majority of our interest credited relates to our reinsurance operations sold to Swiss Re Life & Health America, Inc. ("Swiss Re") in 2001. A substantial amount of the business was sold through indemnity reinsurance transactions, which is still recorded in the consolidated financial statements. The interest credited corresponds to investment income earnings on the assets we continue to hold for this business. There is no effect to income or loss in Other Operations or on a consolidated basis for these amounts because interest earned on the blocks that continue to be reinsured is passed through to Swiss Re in the form of interest credited.

Benefits

Benefits are recognized when incurred for institutional pension products and disability income business.

Other Expenses

Details underlying other expenses (in millions) were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
General and administrative expenses:			
Legal	$ 156	$ 94	$ -
Branding	43	45	43
Other [1]	10	61	46
Total general and administrative expenses	209	200	89
Taxes, licenses and fees [2]	(3)	(9)	(11)
Other [3]	(3)	(2)	(9)
Total other expenses	$ 203	$ 189	$ 69

[1] Includes the portion of our deferred compensation plan expense attributable to participants' selection of LNC stock as the measure for their investment return, expenses that are corporate in nature including charitable contributions and other expenses not allocated to our business segments.
[2] Includes state guaranty funds assessments to cover losses to contract holders of insolvent or rehabilitated insurance companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states.
[3] Consists primarily of reimbursements to Other Operations from the Life Insurance segment for the use of proceeds from certain issuances of senior notes that were used as long-term structured solutions, net of expenses incurred by Other Operations for its access to a financing facility and issuance of LOCs.

Interest and Debt Expense

Our current level of interest expense may not be indicative of the future due to, among other things, the timing of the use of cash, the availability of funds from our inter-company cash management program and the future cost of capital. For additional information on our financing activities, see "Liquidity and Capital Resources – Holding Company Sources and Uses of Liquidity and Capital – Debt" below.

REALIZED GAIN (LOSS)

Details underlying realized gain (loss), after-DAC [1] (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Components of Realized Gain (Loss), Pre-Tax			
Total operating realized gain (loss)	$ 201	$ 200	$ 208
Total excluded realized gain (loss)	144	214	(721)
Total realized gain (loss), pre-tax	$ 345	$ 414	$ (513)
Components of Excluded Realized Gain (Loss), After-Tax			
Credit loss benefit (expense) on mortgage loans on real estate	$ (7)	$ 79	$ (85)
Credit loss benefit (expense) on reinsurance-related assets	(99)	1	-
Credit loss benefit (expense) on other financial assets	(12)	(9)	(20)
Realized gain (loss) related to certain financial assets	(66)	488	(35)
Realized gain (loss) on equity securities	13	32	4
Realized gain (loss) on the mark-to-market on certain instruments [2]	52	57	33
Total realized gain (loss) related to financial instruments and reinsurance-related assets	(119)	648	(103)
Variable annuity net derivative results:			
Hedge program performance, including unlocking for GLB reserves hedged and benefit ratio unlocking	(590)	(110)	(564)
GLB NPR component	17	(195)	293
Total variable annuity net derivative results	(573)	(305)	(271)
Indexed annuity forward-starting option	10	20	(2)
Excluded realized gain (loss), including benefit ratio unlocking	(682)	363	(376)
Less: benefit ratio unlocking on GDB and GLB riders	(798)	196	194
Total excluded realized gain (loss), after-tax	$ 116	$ 167	$ (570)

[1] DAC refers to the associated amortization of DAC, VOBA, DSI and DFEL and changes in other contract holder funds and funds withheld reinsurance assets and liabilities.

[2] The modified coinsurance investment portfolio includes fixed maturity securities classified as AFS with changes in fair value recorded in other comprehensive income (loss) ("OCI"). Since the corresponding and offsetting changes in fair value of the embedded derivatives related to the modified coinsurance investment portfolio are recorded in realized gain (loss), volatility can occur within net income (loss). See Note 8 for more information.

Comparison of 2022 to 2021

We had realized losses compared to realized gains due primarily to the following:

- Gains related to certain financial assets related primarily to the fourth quarter 2021 reinsurance transaction.
- Unfavorable variable annuity net derivative results driven by unfavorable hedge program performance due to more volatile capital markets, partially offset by a favorable GLB NPR component due to credit spreads widening and our associated reserves increasing.
- Losses related to an increase in the credit loss allowance for reinsurance-related assets in 2022 due to updates to policyholder behavior assumptions that impacted ceded reserves.
- Losses related to an increase in the credit loss allowance for mortgage loans on real estate in 2022 compared to a decrease in 2021 due to changes in economic projections.
- Lower gains related to the indexed annuity forward-starting option driven primarily by an increase of option costs and other items, partially offset by the effect of unlocking.
- Lower gains on equity securities due to unfavorable equity market performance in 2022 compared to favorable equity market performance in 2021.
- Lower gains on the mark-to-market on certain instruments driven by declines in trading securities due to increases in interest rates, partially offset by gains on certain derivatives.

Comparison of 2021 to 2020

We had realized gains compared to realized losses due primarily to the following:

- Gains related to certain financial assets related primarily to the fourth quarter 2021 reinsurance transaction.
- Gains related to a decrease in the credit loss allowance for mortgage loans on real estate in 2021 compared to an increase in 2020 due to changes in economic projections.
- Gains related to our indexed annuity forward-starting option driven by an increase in discount rates, partially offset by the effect of unlocking.
- Gains related to the mark-to-market on certain instruments due to favorable changes in the fair value of embedded derivatives related to certain modified coinsurance arrangements.

The realized gains were partially offset by unfavorable variable annuity net derivative results driven by an update to our NPR input to the fair value calculation of our GLB embedded derivatives in 2020 and the effects of unlocking, partially offset by less unfavorable hedge program performance due to less volatile capital markets.

The above components of excluded realized gain (loss) are described including benefit ratio unlocking, after-tax.

See "Critical Accounting Policies and Estimates – Annual Assumption Review" above for information about unlocking.

For information on our fourth quarter 2021 reinsurance transaction, see Note 8.

Operating Realized Gain (Loss)

Operating realized gain (loss) includes indexed annuity and IUL net derivative results representing the net difference between the change in the fair value of the options that we hold and a portion of the change in the fair value of the embedded derivative liabilities of our indexed annuity and IUL products. The portion of the change in the fair value of the embedded derivative liabilities reported in operating realized gain (loss) represents the amount that is credited to the indexed annuity and IUL contracts.

Our GWB, GIB and 4LATER® features have elements of both benefit reserves and embedded derivative reserves. We calculate the value of the benefit reserves and the embedded derivative reserves based on the specific characteristics of each GLB feature. For our GLBs that meet the definition of an embedded derivative under the Derivatives and Hedging Topic of the FASB ASC, we record them at fair value on the Consolidated Balance Sheets with changes in fair value recorded in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). In bifurcating the embedded derivative, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relates to the GLB riders (the "attributed fees"). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract (the "net valuation premium") plus a margin that a theoretical market participant would include for risk/profit (the "risk/profit margin").

We also include the risk/profit margin portion of the GLB attributed rider fees in operating realized gain (loss) and include the net valuation premium of the GLB attributed rider fees in excluded realized gain (loss). For our Annuities and Retirement Plan Services segments, the excess of total fees collected from the contract holders over the GLB attributed rider fees is reported in fee income.

Realized Gain (Loss) Related to Financial Instruments and Reinsurance-Related Assets

For information on realized gain (loss) related to financial instruments and reinsurance-related assets, see Note 15.

Gain (loss) on the mark-to-market on certain instruments, including those associated with our consolidated variable interest entities ("VIEs") represents changes in the fair values of certain derivative investments (not including those associated with our variable annuity net derivative results), reinsurance-related embedded derivatives and trading securities.

See Note 3 for information about our consolidated VIEs.

We also recognize the mark-to-market on certain mortgage loans on real estate for which we have elected the fair value option. See Note 20 for additional information.

Variable Annuity Net Derivative Results

Our variable annuity net derivative results include the net valuation premium, the change in the GLB embedded derivative reserves and the change in the fair value of the derivative instruments we own to hedge them, including the cost of purchasing the hedging instruments. In addition, these results include the changes in reserves not accounted for at fair value and results from benefit ratio unlocking on our GDB and GLB riders and the change in the fair value of the derivative instruments we own to hedge the benefit ratio unlocking on our GDB and GLB riders.

We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from changes in the GLB embedded derivative reserves. The change in fair value of these derivative instruments is designed to generally offset the change in embedded derivative reserves. Our variable annuity net derivative results can be volatile, especially when sudden and significant changes in equity markets and/or interest rates occur. We do not attempt to hedge the change in the NPR component of the liability. The NPR factors affect the discount rate used in the calculation of the GLB embedded derivative reserve. Our methodology for calculating the NPR component of the embedded derivative reserve utilizes an extrapolated 30-year NPR spread curve applied to a series of expected cash flows over the expected life of the embedded derivative. Our cash flows consist of both expected fees to be received from contract holders and benefits to be paid, and these cash flows are different on a pre- and post-NPR basis. We utilize a model based on our holding company's credit default swap ("CDS") spread adjusted to reflect the credit quality of our insurance subsidiary as the issuing entity. Because the guaranteed benefit liabilities are contained within our insurance subsidiaries, we apply items, such as the effect of our insurance subsidiaries' claims-paying ratings compared to holding company credit risk and the over-collateralization of insurance liabilities, in order to determine factors that are representative of a theoretical market participant's view of the NPR of the specific liability within our insurance subsidiaries.

Details underlying our variable annuity hedging program (dollars in millions) were as follows:

			As Restated		
	As of December 31, 2022	As of September 30, 2022	As of June 30, 2022	As of March 31, 2022	As of December 31, 2021
Variable annuity hedge program assets (liabilities)	$ 1,928	$ 1,952	$ 1,623	$ 625	$ 721
Variable annuity reserves – asset (liability):					
Embedded derivative reserves, pre-NPR [1]	$ 1,513	$ 1,180	$ 1,150	$ 1,708	$ 1,822
NPR	40	145	164	46	17
Embedded derivative reserves	1,553	1,325	1,314	1,754	1,839
Insurance benefit reserves	(2,468)	(2,668)	(2,349)	(1,547)	(1,231)
Total variable annuity reserves – asset (liability)	$ (915)	$ (1,343)	$ (1,035)	$ 207	$ 608
10-year CDS spread	2.31%	2.10%	2.05%	1.44%	1.15%
NPR factor related to 10-year CDS spread	1.58%	1.47%	1.33%	0.99%	0.70%

[1] Embedded derivative reserves in an asset (liability) position indicate we estimate the present value of future benefits to be less (greater) than the present value of future net valuation premiums.

The following shows the hypothetical effect (in millions) to net income (loss) for changes in the NPR factor along all points on the spread curve as of December 31, 2022:

	Hypothetical Effect
NPR factor:	
Down 158 basis points to zero	$ (180)
Up 20 basis points	9

See "Critical Accounting Policies and Estimates – Future Contract Benefits – GLB" above for additional information about our guaranteed benefits.

Indexed Annuity Forward-Starting Option

The liability for the forward-starting option reflects changes in the fair value of embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC. These fair values represent an estimate of the cost of the options we will purchase or sell in the future, discounted back to the date of the balance sheet, using current market indications of volatility and interest rates, which can vary significantly from period to period due to a number of factors and therefore can provide results that are not indicative of the underlying trends.

CONSOLIDATED INVESTMENTS

Details underlying our consolidated investment balances (in millions) were as follows:

	As Restated		As Restated Percentage of Total Investments	
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
Investments				
Fixed maturity AFS securities	$ 99,736	$ 118,711	75.8%	77.1%
Trading securities	3,498	4,460	2.7%	2.9%
Equity securities	427	375	0.3%	0.2%
Mortgage loans on real estate	18,301	17,991	13.9%	11.7%
Policy loans	2,359	2,364	1.8%	1.5%
Derivative investments	3,594	5,697	2.7%	3.8%
Alternative investments	3,021	2,666	2.3%	1.7%
Other investments	718	1,622	0.5%	1.1%
Total investments	$ 131,654	$ 153,886	100.0%	100.0%

Investment Objective

Investments are an integral part of our operations. We follow a balanced approach to investing for both current income and prudent risk management, with an emphasis on generating sufficient current income, net of income tax, to meet our obligations to customers, as well as other general liabilities. This balanced approach requires the evaluation of expected return and risk of each asset class utilized, while still meeting our income objectives. This approach is important to our asset-liability management because decisions can be made based upon both the economic and current investment income considerations affecting assets and liabilities. For a discussion of our risk management process, see "Part II – Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Investment Portfolio Composition and Diversification

Fundamental to our investment policy is diversification across asset classes. Our investment portfolio, excluding cash and invested cash, is composed of fixed maturity securities, mortgage loans on real estate, real estate (either wholly-owned or in joint ventures) and other long-term investments. We purchase investments for our segmented portfolios that have yield, duration and other characteristics that take into account the liabilities of the products being supported.

We have the ability to maintain our investment holdings throughout credit cycles because of our capital position, the long-term nature of our liabilities and the matching of our portfolios of investment assets with the liabilities of our various products.

Fixed Maturity and Equity Securities Portfolios

Fixed maturity securities consist of portfolios classified as AFS and trading. Details underlying our fixed maturity AFS securities by industry classification (in millions) are presented in the tables below. These tables agree in total with the presentation of fixed maturity AFS securities in Note 4; however, the categories below represent a more detailed breakout of the fixed maturity AFS portfolio. Therefore, the investment classifications listed below do not agree to the investment categories provided in Note 4.

	As of December 31, 2022				
	Net Amortized Cost (1)	Gross Unrealized		Fair Value	% Fair Value
		Gains	Losses		
Fixed Maturity AFS Securities					
Industry corporate bonds:					
Financial services	$ 17,762	$ 133	$ 1,998	$ 15,897	15.9%
Basic industry	4,352	45	478	3,919	3.9%
Capital goods	7,374	63	884	6,553	6.6%
Communications	4,239	72	519	3,792	3.8%
Consumer cyclical	6,056	40	698	5,398	5.4%
Consumer non-cyclical	17,080	184	2,395	14,869	14.9%
Energy	4,776	53	485	4,344	4.4%
Technology	5,581	27	675	4,933	4.9%
Transportation	3,666	19	421	3,264	3.3%
Industrial other	2,330	3	416	1,917	1.9%
Utilities	14,204	111	1,822	12,493	12.5%
Government-related entities	1,820	37	213	1,644	1.6%
Collateralized mortgage and other obligations ("CMOs"):					
Agency backed	1,451	3	166	1,288	1.3%
Non-agency backed	364	18	14	368	0.4%
Mortgage pass through securities ("MPTS"):					
Agency backed	394	1	42	353	0.4%
Commercial mortgage-backed securities ("CMBS"):					
Agency backed	15	-	-	15	0.0%
Non-agency backed	1,902	3	246	1,659	1.7%
Asset-backed securities ("ABS"):					
Collateralized loan obligations ("CLOs")	8,497	1	671	7,827	7.8%
Credit card	85	6	1	90	0.1%
Home equity	196	27	4	219	0.2%
Other	3,014	4	250	2,768	2.8%
Municipals:					
Taxable	5,319	171	506	4,984	5.0%
Tax-exempt	91	1	6	86	0.1%
Government:					
United States	405	5	31	379	0.4%
Foreign	348	17	47	318	0.3%
Hybrid and redeemable preferred securities	364	25	30	359	0.4%
Total fixed maturity AFS securities	111,685	1,069	13,018	99,736	100.0%
Trading Securities (2)	3,833	44	379	3,498	
Equity Securities	383	104	60	427	
Total fixed maturity AFS, trading and equity securities	$ 115,901	$ 1,217	$ 13,457	$ 103,661	

| | As Restated | | | | |
| | As of December 31, 2021 | | | | |
	Net Amortized Cost [1]	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	% Fair Value
Fixed Maturity AFS Securities					
Industry corporate bonds:					
Financial services	$ 16,438	$ 1,981	$ 81	$ 18,338	15.4%
Basic industry	4,436	741	11	5,166	4.4%
Capital goods	7,316	1,040	31	8,325	7.0%
Communications	4,124	734	7	4,851	4.1%
Consumer cyclical	5,811	616	22	6,405	5.4%
Consumer non-cyclical	16,905	2,565	83	19,387	16.3%
Energy	4,932	728	13	5,647	4.8%
Technology	5,173	546	34	5,685	4.8%
Transportation	3,414	423	11	3,826	3.2%
Industrial other	2,159	174	11	2,322	2.0%
Utilities	13,785	2,250	38	15,997	13.5%
Government-related entities	1,863	315	7	2,171	1.8%
CMOs:					
Agency backed	1,544	123	1	1,666	1.4%
Non-agency backed	360	52	1	411	0.3%
MPTS:					
Agency backed	429	21	2	448	0.4%
CMBS:					
Agency backed	20	-	-	20	0.0%
Non-agency backed	1,532	61	14	1,579	1.3%
ABS:					
CLOs	6,356	11	49	6,318	5.3%
Credit card	82	24	1	105	0.1%
Home equity	236	54	-	290	0.2%
Other	1,765	38	4	1,799	1.5%
Municipals:					
Taxable	5,250	1,290	12	6,528	5.5%
Tax-exempt	72	21	-	93	0.1%
Government:					
United States	375	60	2	433	0.4%
Foreign	373	64	5	432	0.4%
Hybrid and redeemable preferred securities	373	107	11	469	0.4%
Total fixed maturity AFS securities	105,123	14,039	451	118,711	100.0%
Trading Securities [2]	4,148	343	31	4,460	
Equity Securities	341	56	22	375	
Total fixed maturity AFS, trading and equity securities	$ 109,612	$ 14,438	$ 504	$ 123,546	

[1] Represents amortized cost, net of the allowance for credit losses.
[2] Certain of our trading securities support our reinsurance funds withheld and modified coinsurance agreements and the investment results are passed directly to the reinsurers. See "Trading Securities" below for more information.

Fixed Maturity AFS Securities

In accordance with the fixed maturity AFS accounting guidance, we reflect stockholders' equity as if unrealized gains and losses were actually recognized and consider all related accounting adjustments that would occur upon such a hypothetical recognition of unrealized gains and losses. Such related balance sheet effects include adjustments to the balances of DAC, VOBA, DFEL, future contract benefits, other contract holder funds and deferred income taxes. Adjustments to each of these balances are charged or credited to AOCI. For instance, DAC is adjusted upon the recognition of unrealized gains or losses because the amortization of DAC is based upon an assumed emergence of gross profits on certain insurance business. Deferred income tax balances are also adjusted because unrealized gains or losses do not affect actual taxes currently paid.

The quality of our fixed maturity AFS securities portfolio, as measured at estimated fair value and by the percentage of fixed maturity AFS securities invested in various ratings categories, relative to the entire fixed maturity AFS security portfolio (in millions) was as follows:

		As of December 31, 2022			As Restated As of December 31, 2021		
NAIC Designation [1]	Rating Agency Equivalent Designation [1]	Net Amortized Cost	Fair Value	% of Total	Net Amortized Cost	Fair Value	% of Total
Investment Grade Securities							
1	AAA / AA / A	$ 63,741	$ 56,892	57.0%	$ 58,542	$ 66,571	56.1%
2	BBB	44,103	39,230	39.4%	42,762	48,095	40.5%
Total investment grade securities		107,844	96,122	96.4%	101,304	114,666	96.6%
Below Investment Grade Securities							
3	BB	2,101	1,938	1.9%	2,278	2,492	2.1%
4	B	1,679	1,620	1.6%	1,424	1,441	1.2%
5	CCC and lower	59	53	0.1%	51	53	0.0%
6	In or near default	2	3	0.0%	66	59	0.1%
Total below investment grade securities		3,841	3,614	3.6%	3,819	4,045	3.4%
Total fixed maturity AFS securities		$ 111,685	$ 99,736	100.0%	$ 105,123	$ 118,711	100.0%
Total securities below investment grade as a percentage of total fixed maturity AFS securities		3.4%	3.6%		3.6%	3.4%	

[1] Based upon the rating designations determined and provided by the National Association of Insurance Commissioners ("NAIC") or the major credit rating agencies (Fitch Ratings ("Fitch"), Moody's Investors Service ("Moody's") and S&P Global Ratings ("S&P")). For securities where the ratings assigned by the major credit rating agencies are not equivalent, the second lowest rating assigned is used. For those securities where ratings by the major credit rating agencies are not available, which does not represent a significant amount of our total fixed maturity AFS securities, we base the ratings disclosed upon internal ratings.

Comparisons between the NAIC designations and rating agency designations are published by the NAIC. The NAIC assigns securities quality designations and uniform valuations, which are used by insurers when preparing their annual statements. The NAIC designations are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds generally considered investment grade (rated Baa3 or higher by Moody's, or rated BBB- or higher by S&P and Fitch) by such ratings organizations. However, securities designated NAIC 1 and 2 could be deemed below investment grade by the rating agencies as a result of the current RBC rules for residential mortgage-backed securities ("RMBS") and CMBS for statutory reporting. NAIC designations 3 through 6 include bonds generally considered below investment grade (rated Ba1 or lower by Moody's, or rated BB+ or lower by S&P and Fitch).

As of December 31, 2022 and 2021, 97% and 94%, respectively, of the total fixed maturity AFS securities in an unrealized loss position were investment grade. See Note 4 for maturity date information for our fixed maturity investment portfolio. Our gross unrealized losses recognized in OCI on fixed maturity AFS securities as of December 31, 2022, increased by $12.6 billion since December 31, 2021. For further information on our unrealized losses on fixed maturity AFS securities, see "Composition by Industry Categories of our Unrealized Losses on Fixed Maturity AFS Securities" below.

We regularly review our fixed maturity AFS securities for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require a credit allowance. We believe the unrealized loss position as of December 31, 2022, did not require an impairment recognized in earnings as: (i) we did not intend to sell these fixed maturity AFS securities; (ii) it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis; and (iii) the difference in the fair value compared to the amortized cost was due to factors other than credit loss. This conclusion is consistent with our asset-liability management process. Management considered the following as part of the evaluation:

- The current economic environment and market conditions;
- Our business strategy and current business plans;
- The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;
- Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;
- The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;
- The capital risk limits approved by management; and
- Our current financial condition and liquidity demands.

We recognized $(15) million and $(11) million of credit loss benefit (expense) on our fixed maturity AFS securities for the years ended December 31, 2022 and 2021, respectively. In order to determine the amount of credit loss, we calculated the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. To determine the recoverability, we considered the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

- Historical and implied volatility of the security;
- The extent to which the fair value has been less than amortized cost;
- Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;
- Failure, if any, of the issuer of the security to make scheduled payments; and
- Recoveries or additional declines in fair value subsequent to the balance sheet date.

For information on credit loss impairment on fixed maturity AFS securities, see Notes 1, 4 and 15.

As reported on the Consolidated Balance Sheets, we had $143.1 billion of liabilities for future obligations under insurance policies and contracts, net of amounts recoverable from reinsurers, which exceeded investments and cash and invested cash, which totaled $135.0 billion (as restated) as of December 31, 2022. If it were necessary to liquidate fixed maturity AFS securities prior to maturity or call to meet cash flow needs, we would first look to those fixed maturity AFS securities that are in an unrealized gain position, which had a fair value of $16.6 billion as of December 31, 2022, rather than selling fixed maturity AFS securities in an unrealized loss position. The amount of cash that we have on hand at any point in time takes into account our liquidity needs in the future, other sources of cash, such as the maturities of investments, interest and dividends we earn on our investments and the ongoing cash flows from new and existing business. For additional discussion, see "Fixed Maturity AFS Securities – Evaluation for Recovery of Amortized Cost" in Note 1 and "Liquidity and Capital Resources" below.

As of December 31, 2022 and 2021, the estimated fair value for all private placement securities was $19.0 billion and $20.7 billion, respectively, representing 14% and 13% of total investments, respectively.

Trading Securities

Trading securities, which in certain cases support reinsurance funds withheld and our modified coinsurance agreements, are carried at fair value and changes in fair value are recorded in net income as they occur. Investment results for these certain portfolios, including gains and losses from sales, are passed directly to the reinsurers through the contractual terms of the reinsurance arrangements. Offsetting these amounts in certain cases are corresponding changes in fair value of the embedded derivative liability associated with the underlying reinsurance arrangement. See Notes 1 and 8 for more information regarding modified coinsurance.

Mortgage-Backed Securities (Included in Fixed Maturity AFS and Trading Securities)

Our fixed maturity securities include mortgage-backed securities ("MBS"). These securities are subject to risks associated with variable prepayments. This may result in differences between the actual cash flow and maturity of these securities than that expected at the time of purchase. Securities that have an amortized cost greater than par and are backed by mortgages that prepay faster than expected will incur a reduction in yield or a loss. Those securities with an amortized cost lower than par that prepay faster than expected will generate an increase in yield or a gain. In addition, we may incur reinvestment risks if market yields are lower than the book yields earned on the securities. Prepayments occurring slower than expected have the opposite effect. The degree to which a security is susceptible to either gains or losses is influenced by: the difference between its amortized cost and par; the relative sensitivity of the underlying mortgages backing the assets to prepayment in a changing interest rate environment; and the repayment priority of the securities in the overall securitization structure.

We limit the extent of our risk on MBS by prudently limiting exposure to the asset class, by generally avoiding the purchase of securities with a cost that significantly exceeds par, by purchasing securities with improving collateral performance, and by primarily investing in securities that are current pay and senior priority in their trust structure. A significant amount of assets in our MBS portfolio are either guaranteed by U.S. government-sponsored enterprises, supported in the securitization structure by junior securities or purchased at discounted prices significantly lower than their expected recovery value, enabling the assets to achieve high investment grade status.

Our exposure to subprime mortgage lending is limited to investments in banks and other financial institutions that may be affected by subprime lending and direct investments in ABS and RMBS. Mortgage-related ABS are backed by home equity loans and RMBS are backed by residential mortgages. These securities are backed by loans that are characterized by borrowers of differing levels of creditworthiness: prime; Alt-A; and subprime. Prime lending is the origination of residential mortgage loans to customers with excellent credit profiles. Alt-A lending is the origination of residential mortgage loans to customers who have prime credit profiles but lack documentation to substantiate income. Subprime lending is the origination of loans to customers with weak or impaired credit profiles.

Delinquency and loss rates on residential mortgages and home equity loans have been showing positive trends, and, as long as the unemployment rate remains stable to improving, we expect these trends to continue. We continue to expect to receive payments in accordance with contractual terms for a significant amount of our securities, largely due to the seniority of the claims on the collateral of the securities that we own. The tranches of the securities will experience losses according to their seniority level with the least senior (or most junior), typically the unrated residual tranche, taking the first loss. As of December 31, 2022 and 2021, our ABS home equity and RMBS had a market value of $2.3 billion and $2.9 billion, respectively, and a net unrealized gain (loss) of $(195) million and $245 million, respectively.

The market value of fixed maturity AFS and trading securities backed by subprime loans was $191 million and represented less than 1% of our total investment portfolio as of December 31, 2022. Fixed maturity AFS securities represented $183 million, or 96%, and trading securities represented $8 million, or 4%, of the subprime exposure as of December 31, 2022. The table below summarizes our investments in fixed maturity AFS securities backed by pools of residential mortgages (in millions) as of December 31, 2022:

	Agency		Prime		Alt-A		Subprime/ Option ARM [1]		Total	
	Net Amortized Cost	Fair Value	Net Amortized Cost	Fair Value	Net Amortized Cost	Fair Value	Net Amortized Cost	Fair Value	Net Amortized Cost	Fair Value
Type										
RMBS	$ 1,845	$ 1,641	$ 190	$ 182	$ 65	$ 70	$ 109	$ 116	$ 2,209	$ 2,009
ABS home equity	1	-	18	19	18	26	159	174	196	219
Total by type [2][3]	$ 1,846	$ 1,641	$ 208	$ 201	$ 83	$ 96	$ 268	$ 290	$ 2,405	$ 2,228
Rating										
AAA	$ 1,495	$ 1,333	$ 104	$ 100	$ -	$ -	$ 6	$ 6	$ 1,605	$ 1,439
AA	345	302	8	8	5	5	4	4	362	319
A	6	6	1	1	-	-	8	8	15	15
BBB	-	-	31	27	5	5	6	6	42	38
BB and below	-	-	64	65	73	86	244	266	381	417
Total by rating [2][3][4]	$ 1,846	$ 1,641	$ 208	$ 201	$ 83	$ 96	$ 268	$ 290	$ 2,405	$ 2,228
Origination Year										
2012 and prior	$ 341	$ 338	$ 84	$ 85	$ 83	$ 96	$ 268	$ 290	$ 776	$ 809
2013	112	101	-	-	-	-	-	-	112	101
2014	49	45	1	1	-	-	-	-	50	46
2015	145	128	15	14	-	-	-	-	160	142
2016	459	387	-	-	-	-	-	-	459	387
2017	220	194	-	-	-	-	-	-	220	194
2018	180	166	-	-	-	-	-	-	180	166
2019	158	131	-	-	-	-	-	-	158	131
2020	67	55	3	3	-	-	-	-	70	58
2021	89	72	33	28	-	-	-	-	122	100
2022	26	24	72	70	-	-	-	-	98	94
Total by origination year [2][3]	$ 1,846	$ 1,641	$ 208	$ 201	$ 83	$ 96	$ 268	$ 290	$ 2,405	$ 2,228

Total fixed maturity AFS securities backed by pools of residential mortgages as a percentage of total fixed maturity AFS securities	2.2%	2.2%
Total prime, Alt-A and subprime/option ARM as a percentage of total fixed maturity AFS securities	0.5%	0.6%

[1] Includes the net amortized cost and fair value of option adjustable rate mortgages ("ARM") within RMBS, totaling $101 million and $107 million, respectively.

[2] Does not include the amortized cost of trading securities totaling $120 million that primarily support our reinsurance funds withheld and modified coinsurance agreements because investment results for these agreements are passed directly to the reinsurers. The $120 million in trading securities consisted of $110 million prime, $1 million Alt-A and $9 million subprime.

[3] Does not include the fair value of trading securities totaling $102 million that primarily support our reinsurance funds withheld and modified coinsurance agreements because investment results for these agreements are passed directly to the reinsurers. The $102 million in trading securities consisted of $93 million prime, $1 million Alt-A and $8 million subprime.

[4] Based upon the rating designations determined and provided by the major credit rating agencies (Fitch, Moody's and S&P). For securities where the ratings assigned by the major credit rating agencies are not equivalent, the second lowest rating assigned is used. For those securities where ratings by the major credit rating agencies are not available, which does not represent a significant amount of our total fixed maturity AFS securities, we base the ratings disclosed upon internal ratings.

None of these investments included any direct investments in subprime lenders or mortgages. We are not aware of material exposure to subprime loans in our alternative investment portfolio.

The following summarizes our investments in fixed maturity AFS securities backed by pools of commercial mortgages (in millions) as of December 31, 2022:

	Multiple Property		Single Property		Total	
	Net Amortized Cost	Fair Value	Net Amortized Cost	Fair Value	Net Amortized Cost	Fair Value
Type						
CMBS [1][2]	$ 1,844	$ 1,614	$ 73	$ 60	$ 1,917	$ 1,674
Rating						
AAA	$ 1,354	$ 1,218	$ 16	$ 15	$ 1,370	$ 1,233
AA	490	396	53	41	543	437
A	-	-	4	4	4	4
Total by rating [1][2][3]	$ 1,844	$ 1,614	$ 73	$ 60	$ 1,917	$ 1,674
Origination Year						
2012 and prior	$ 12	$ 12	$ 11	$ 10	$ 23	$ 22
2013	80	79	-	-	80	79
2014	15	14	-	-	15	14
2015	28	26	-	-	28	26
2016	111	100	4	4	115	104
2017	355	327	-	-	355	327
2018	194	181	-	-	194	181
2019	350	309	-	-	350	309
2020	259	207	5	4	264	211
2021	235	177	39	30	274	207
2022	205	182	14	12	219	194
Total by origination year [1][2]	$ 1,844	$ 1,614	$ 73	$ 60	$ 1,917	$ 1,674

Total fixed maturity AFS securities backed by pools of commercial mortgages as a percentage of total fixed maturity AFS securities	1.7%	1.7%

[1] Does not include the amortized cost of trading securities totaling $160 million that primarily support our reinsurance funds withheld and modified coinsurance agreements because investment results for these agreements are passed directly to the reinsurers. The $160 million in trading securities consisted of $120 million of multiple property CMBS and $40 million of single property CMBS.

[2] Does not include the fair value of trading securities totaling $137 million that primarily support our reinsurance funds withheld and modified coinsurance agreements because investment results for these agreements are passed directly to the reinsurers. The $137 million in trading securities consisted of $101 million of multiple property CMBS and $36 million of single property CMBS.

[3] Based upon the rating designations determined and provided by the major credit rating agencies (Fitch, Moody's and S&P). For securities where the ratings assigned by the major credit rating agencies are not equivalent, the second lowest rating assigned is used. For those securities where ratings by the major credit rating agencies are not available, which does not represent a significant amount of our total fixed maturity AFS securities, we base the ratings disclosed upon internal ratings.

As of December 31, 2022, the net amortized cost and fair value of our fixed maturity AFS exposure to monoline insurers was $306 million and $296 million, respectively.

Composition by Industry Categories of our Unrealized Losses on Fixed Maturity AFS Securities

When considering unrealized gain and loss information, it is important to recognize that the information relates to the position of securities at a particular point in time and may not be indicative of the position of our investment portfolios subsequent to the balance sheet date. Further, because the timing of the recognition of realized investment gains and losses through the selection of which securities are sold is largely at management's discretion, it is important to consider the information provided below within the context of the overall unrealized gain or loss position of our investment portfolios. These are important considerations that should be included in any evaluation of the potential effect of securities in an unrealized loss position on our future earnings.

The composition by industry categories of all fixed maturity AFS securities in an unrealized loss position (in millions) as of December 31, 2022, was as follows:

	Net Amortized Cost	% Net Amortized Cost	Gross Unrealized Losses	% Gross Unrealized Losses	Fair Value	% Fair Value
Healthcare	$ 6,229	6.5%	$ 1,238	9.5%	$ 4,991	6.0%
Electric	8,233	8.6%	1,216	9.3%	7,017	8.4%
ABS	10,559	11.0%	904	6.9%	9,655	11.6%
Banking	6,967	7.2%	765	5.9%	6,202	7.5%
Technology	5,142	5.3%	675	5.2%	4,467	5.4%
Food and beverage	4,293	4.5%	613	4.7%	3,680	4.4%
Local authorities	2,756	2.9%	518	4.0%	2,238	2.7%
Manufacturing	3,066	3.2%	422	3.2%	2,644	3.2%
Industrial – other	2,237	2.3%	422	3.2%	1,815	2.2%
Natural gas	1,901	2.0%	320	2.5%	1,581	1.9%
Pharmaceuticals	2,642	2.7%	317	2.4%	2,325	2.8%
Brokerage asset management	1,983	2.1%	306	2.4%	1,677	2.0%
Chemicals	2,296	2.4%	305	2.3%	1,991	2.4%
Retail	1,983	2.1%	282	2.2%	1,701	2.0%
Transportation services	2,327	2.4%	268	2.1%	2,059	2.5%
Property and casualty	1,879	2.0%	258	2.0%	1,621	2.0%
Life	1,627	1.7%	257	2.0%	1,370	1.6%
Non-agency CMBS	1,782	1.9%	246	1.9%	1,536	1.8%
Midstream	1,853	1.9%	224	1.7%	1,629	2.0%
Aerospace and defense	1,483	1.5%	201	1.5%	1,282	1.5%
Utility – other	1,100	1.1%	187	1.4%	913	1.1%
Consumer products	1,259	1.3%	175	1.3%	1,084	1.3%
Wirelines	1,151	1.2%	174	1.3%	977	1.2%
Automotive	1,565	1.6%	172	1.3%	1,393	1.7%
Railroads	953	1.0%	139	1.1%	814	1.0%
Wireless	844	0.9%	136	1.0%	708	0.9%
Integrated	925	1.0%	134	1.0%	791	1.0%
Government sponsored	541	0.6%	127	1.0%	414	0.5%
Metals and mining	960	1.0%	115	0.9%	845	1.0%
Entertainment	835	0.9%	108	0.8%	727	0.9%
Project finance	957	0.9%	102	0.9%	855	1.0%
Building materials	876	0.9%	102	0.8%	774	0.9%
Cable – satellite	646	0.7%	101	0.8%	545	0.7%
Industries with unrealized losses less than $100 million	12,290	12.7%	1,489	11.5%	10,801	12.9%
Total by industry	$ 96,140	100.0%	$ 13,018	100.0%	$ 83,122	100.0%
Total by industry as a percentage of total fixed maturity AFS securities	86.1%		100.0%		83.3%	

As of December 31, 2022, the net amortized cost and fair value of securities subject to enhanced analysis and monitoring for potential changes in unrealized loss position was $58 million and $55 million, respectively.

Mortgage Loans on Real Estate

The following tables summarize key information on mortgage loans on real estate (in millions):

	As of December 31, 2022			
	Commercial	Residential	Total	%
Credit Quality Indicator				
Current	$ 16,987	$ 1,379	$ 18,366	99.8%
Delinquent [1]	-	13	13	0.1%
Foreclosure [2]	-	21	21	0.1%
Total mortgage loans on real estate before allowance	16,987	1,413	18,400	100.0%
Allowance for credit losses	(84)	(15)	(99)	
Total mortgage loans on real estate	$ 16,903	$ 1,398	$ 18,301	

	As of December 31, 2021			
	Commercial	Residential	Total	%
Credit Quality Indicator				
Current	$ 17,168	$ 889	$ 18,057	99.8%
Delinquent [1]	-	14	14	0.1%
Foreclosure [2]	-	16	16	0.1%
Total mortgage loans on real estate before allowance	17,168	919	18,087	100.0%
Allowance for credit losses	(79)	(17)	(96)	
Total mortgage loans on real estate	$ 17,089	$ 902	$ 17,991	

[1] As of December 31, 2022, no commercial mortgage loans and 24 residential mortgage loans were delinquent. As of December 31, 2021, 2 commercial mortgage loans and 31 residential mortgage loans were delinquent.

[2] As of December 31, 2022, no commercial mortgage loans and 49 residential mortgage loans were in foreclosure. As of December 31, 2021, no commercial mortgage loans and 34 residential mortgage loans were in foreclosure.

As of December 31, 2022, there were 2 specifically identified impaired commercial mortgage loans on real estate with an aggregate carrying value of less than $1 million and 37 specifically identified impaired residential mortgage loans on real estate with an aggregate carrying value of $16 million. As of December 31, 2021, there were 4 specifically identified impaired commercial mortgage loans on real estate with an aggregate carrying value of $1 million and 50 specifically identified impaired residential mortgage loans on real estate with an aggregate carrying value of $22 million.

The total outstanding principal and interest on commercial mortgage loans on real estate that were two or more payments delinquent, excluding foreclosures, as of December 31, 2022 and 2021, was less than $1 million. The total outstanding principal and interest on residential mortgage loans on real estate that were three or more payments delinquent, excluding foreclosures, as of December 31, 2022 and 2021, was $13 million and $14 million, respectively.

See Note 1 for more information regarding our accounting policy relating to the impairment of mortgage loans on real estate.

The carrying value of mortgage loans on real estate by business segment (in millions) was as follows:

	As of December 31, 2022	As of December 31, 2021
Segment		
Life Insurance	$ 3,536	$ 3,890
Annuities	7,008	6,732
Group Protection	1,417	1,435
Retirement Plan Services	4,253	4,326
Other Operations	2,087	1,608
Total mortgage loans on real estate	$ 18,301	$ 17,991

The composition of commercial mortgage loans (in millions) by property type, geographic region and state is shown below:

| | As of December 31, 2022 | | | As of December 31, 2022 | |
	Carrying Value	%		Carrying Value	%
Property Type			**State**		
Apartment	$ 5,445	32.2%	CA	$ 4,641	27.5%
Industrial	4,071	24.1%	TX	1,569	9.3%
Office building	3,588	21.2%	NY	1,011	6.0%
Retail	2,595	15.4%	PA	869	5.1%
Other commercial	773	4.6%	FL	788	4.7%
Hotel/motel	226	1.3%	MD	704	4.3%
Mixed use	205	1.2%	WA	662	3.9%
Total	$ 16,903	100.0%	AZ	615	3.6%
Geographic Region			GA	614	3.6%
Pacific	5,633	33.3%	TN	548	3.2%
South Atlantic	3,427	20.3%	OH	423	2.5%
Middle Atlantic	2,153	12.7%	VA	412	2.4%
West South Central	1,706	10.1%	NC	402	2.4%
Mountain	1,231	7.3%	WI	358	2.1%
East North Central	1,218	7.2%	OR	329	1.9%
East South Central	671	4.0%	SC	306	1.8%
West North Central	461	2.7%	IL	302	1.8%
New England	371	2.2%	Non U.S.	32	0.2%
Non U.S.	32	0.2%	All other states	2,318	13.7%
Total	$ 16,903	100.0%	Total	$ 16,903	100.0%

The following table shows the principal amount (in millions) of our commercial and residential mortgage loans by year in which the principal is contractually obligated to be repaid:

| | As of December 31, 2022 | | | |
	Commercial	Residential	Total	%
Principal Repayment Year				
2023	$ 800	$ 17	$ 817	4.4%
2024	973	18	991	5.4%
2025	1,044	19	1,063	5.8%
2026	1,400	20	1,420	7.7%
2027	1,681	22	1,703	9.3%
2028 and thereafter	11,124	1,281	12,405	67.4%
Total	$ 17,022	$ 1,377	$ 18,399	100.0%

See Note 4 for information regarding our loan-to-value and debt-service coverage ratios and our allowance for credit losses.

Alternative Investments

Investment income (loss) on alternative investments by business segment (in millions) was as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Life Insurance	$ 47	$ 522	$ 140
Annuities	8	63	23
Group Protection	5	41	15
Retirement Plan Services	4	38	14
Other Operations	2	15	5
Total [1]	$ 66	$ 679	$ 197

[1] Includes net investment income on the alternative investments supporting the required statutory surplus of our insurance businesses.

As of December 31, 2022 and 2021, alternative investments included investments in 337 and 311 different partnerships, respectively, and the portfolio represented approximately 2% of total investments. The partnerships do not represent off-balance sheet financing and generally involve several third-party partners. Some of our partnerships contain capital calls, which require us to contribute capital upon notification by the general partner. These capital calls are contemplated during the initial investment decision and are planned for well in advance of the call date. The capital calls are not material in size and are not material to our liquidity. Alternative investments are accounted for using the equity method of accounting and are included in other investments on the Consolidated Balance Sheets.

Non-Income Producing Investments

As of December 31, 2022 and 2021, the carrying amount of fixed maturity securities, mortgage loans on real estate and real estate that were non-income producing was $11 million and $14 million, respectively.

Net Investment Income

Details underlying net investment income (in millions) and our investment yield were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Net Investment Income			
Fixed maturity AFS securities	$ 4,469	$ 4,351	$ 4,334
Trading securities	182	167	202
Equity securities	11	3	3
Mortgage loans on real estate	689	680	677
Policy loans	101	115	125
Cash and invested cash	13	-	12
Commercial mortgage loan prepayment and bond make-whole premiums [1]	105	199	82
Alternative investments [2]	66	679	197
Consent fees	8	10	7
Other investments	79	64	46
Investment income	5,723	6,268	5,685
Investment expense	(208)	(157)	(175)
Net investment income	$ 5,515	$ 6,111	$ 5,510

[1] See "Commercial Mortgage Loan Prepayment and Bond Make-Whole Premiums" below for additional information.
[2] See "Alternative Investments" above for additional information.

	For the Years Ended December 31,		
	2022	2021	2020
Interest Rate Yield			
Fixed maturity AFS securities, mortgage loans on real estate and other, net of investment expenses	3.87%	3.92%	4.12%
Commercial mortgage loan prepayment and bond make-whole premiums	0.08%	0.15%	0.06%
Alternative investments	0.05%	0.51%	0.16%
Net investment income yield on invested assets	4.00%	4.58%	4.34%

We earn investment income on our general account assets supporting fixed annuity, term life, whole life, UL, interest-sensitive whole life and the fixed portion of retirement plan and VUL products. The profitability of our fixed annuity and life insurance products is affected by our ability to achieve target spreads, or margins, between the interest income earned on the general account assets and the interest credited to the contract holder on our average fixed account values, including the fixed portion of variable. Net investment income and the interest rate yield table each include commercial mortgage loan prepayments and bond make-whole premiums, alternative investments and contingent interest and standby real estate equity commitments. These items can vary significantly from period to period due to a number of factors and, therefore, can provide results that are not indicative of the underlying trends.

Commercial Mortgage Loan Prepayment and Bond Make-Whole Premiums

Prepayment and make-whole premiums are collected when borrowers elect to call or prepay their debt prior to the stated maturity. A prepayment or make-whole premium allows investors to attain the same yield as if the borrower made all scheduled interest payments until maturity. These premiums are designed to make investors indifferent to prepayment.

REINSURANCE

Our insurance companies cede insurance to other companies. The portion of our life insurance risks exceeding each of our insurance companies' retention limit is reinsured with other insurers. We seek life and annuity reinsurance coverage to limit our exposure to mortality losses and/or to enhance our capital and risk management. We acquire other reinsurance as applicable with retentions and limits that management believes are appropriate for the circumstances. The consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" reflect insurance premiums, insurance fees, benefits and DAC amortization net of insurance ceded. Our insurance companies remain liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements. We utilize inter-company reinsurance agreements to manage our statutory capital position as well as our hedge program for variable annuity guarantees. With regard to risk retention from a consolidated basis, these inter-company agreements do not have an effect on the consolidated financial statements. For information regarding reserve financing and LOC expenses from inter-company reinsurance agreements, see "Liquidity and Capital Resources – Material Cash Outflows" below.

We focus on obtaining reinsurance from a diverse group of reinsurers. We have established standards and criteria for our use and selection of reinsurers. In order for a new reinsurer to participate in our current program, we generally require the reinsurer to have an AM Best rating of A+ or greater or an S&P rating of AA- or better and a specified RBC percentage (or similar capital ratio measure). If the reinsurer does not have these ratings, we may require them to post collateral as described below; however, we may waive the collateral requirements based on the facts and circumstances. In addition, we may require collateral from a reinsurer to mitigate credit/collectability risk. Typically, in such cases, the reinsurer must either maintain minimum specified ratings and RBC ratios or establish the specified quality and quantity of collateral. Similarly, we have also required collateral in connection with books of business sold pursuant to indemnity reinsurance agreements.

Reinsurers, including affiliated reinsurers, that are not licensed, accredited or authorized in the state of domicile of the reinsured ("ceding company"), i.e., unauthorized reinsurers, are required to post statutorily prescribed forms of collateral for the ceding company to receive reinsurance credit. The three primary forms of collateral are: (i) qualifying assets held in a reserve credit trust; (ii) irrevocable, unconditional, evergreen LOCs issued by a qualified U.S. financial institution; and (iii) assets held by the ceding company in a segregated funds withheld account. Collateral must be maintained in accordance with the rules of the ceding company's state of domicile and must be readily accessible by the ceding company to cover claims under the reinsurance agreement. Accordingly, our insurance subsidiaries require unauthorized reinsurers to post acceptable forms of collateral to support their reinsurance obligations to us.

As a result of our modified coinsurance agreement with Athene to reinsure fixed annuity products, we reported a $3.8 billion deposit asset within other assets on the Consolidated Balance Sheets as of December 31, 2022. For additional information, see Note 8.

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. As of December 31, 2022, 83%, or $16.6 billion, of our total reinsurance recoverable was secured by collateral for our benefit. Of this amount, $16.4 billion was held by reinsurers in reserve credit trusts (such reserve credit trusts are held by non-affiliated reinsurers; therefore, they are not reflected on the Consolidated Balance Sheets), $130 million was held in our funds withheld portfolios and $93 million was secured by LOCs for which we are the beneficiary, an off-balance sheet arrangement. The total in our funds withheld portfolios was $2.3 billion and reported in other liabilities on the Consolidated Balance Sheets as of December 31, 2022. The excess funds withheld represent funds above the reinsurance recoverable from our reinsurers.

We regularly evaluate the financial condition of our reinsurers and monitor concentration risk with our largest reinsurers. We monitor all of our existing reinsurers' financial strength ratings on a monthly basis. We also monitor our reinsurers' financial health, trends and commitment to the reinsurance business, statutory surplus, RBC levels, statutory earnings and fluctuations, current claims payment aging and our reinsurers' own reinsurers. In addition, we present at least annually information regarding our reinsurance exposures to the Finance Committee of our Board of Directors. For more discussion of our counterparty risk with our reinsurers, see "Part I – Item 1A. Risk Factors – Operational Matters – We face risks of non-collectability of reinsurance and increased reinsurance rates, which could materially affect our results of operations."

Under certain indemnity reinsurance agreements, two of our insurance subsidiaries, LNL and Lincoln Life & Annuity Company of New York ("LLANY"), provide 100% indemnity reinsurance for the business assumed; however, the third-party insurer, or the "cedent," remains primarily liable on the underlying insurance business. These indemnity reinsurance arrangements require that our subsidiary, as the reinsurer, maintain certain insurer financial strength ratings and capital ratios. If these ratings or capital ratios are not maintained, depending upon the reinsurance agreement, the cedent may recapture the business, or require us to place assets in trust or provide LOCs at least equal to the relevant statutory reserves. Under the LNL reinsurance arrangement, we held approximately $2.7 billion of statutory reserves as of December 31, 2022. LNL must maintain an AM Best financial strength rating of at least B++, an S&P financial strength rating of at least BBB- and a Moody's financial strength rating of at least Baa3. This arrangement may require LNL to place assets in trust equal to the relevant statutory reserves. Under LLANY's largest indemnity reinsurance arrangement, we held approximately $1.1 billion of statutory reserves as of December 31, 2022. LLANY must maintain an AM Best financial strength rating of at least B+, an S&P financial strength rating of at least BB+ and a Moody's financial strength rating of at least Ba1, as well as maintain an RBC ratio of at least 160% or an S&P capital adequacy ratio of 100%, or the cedent may recapture the business. Under two other LLANY arrangements, by which we established $612 million of statutory reserves as of December 31, 2022, LLANY must maintain an AM Best financial strength rating of at least B++, an S&P financial strength rating of at least BBB- and a Moody's financial strength rating of at least Baa3. One of these arrangements also requires LLANY to maintain an RBC ratio of at least 185% or an S&P capital adequacy ratio of 115%. Each of these arrangements may require LLANY to place assets in trust equal to the relevant statutory reserves. See "Item 1. Business – Financial Strength Ratings" for a description of our financial strength ratings.

For more information about reinsurance, see Notes 8 and 13 and "Liquidity and Capital Resources – Holding Company Sources and Uses of Liquidity and Capital –Subsidiaries' Capital" below.

For factors that could cause actual results to differ materially from those set forth in this section, see "Part I – Item 1A. Risk Factors" and "Forward-Looking Statements – Cautionary Language" above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Liquidity

Liquidity refers to our ability to generate adequate amounts of cash from our normal operations to meet cash requirements with a prudent margin of safety. Our ability to generate and maintain sufficient liquidity depends on the profitability of our businesses, general economic conditions and access to the capital markets and other sources of liquidity and capital as described below.

When considering our liquidity, it is important to distinguish between the needs of our insurance subsidiaries and the needs of the holding company, LNC. As a holding company with no operations of its own, LNC is largely dependent upon the dividend capacity of its insurance subsidiaries as well as their ability to advance or repay funds to it through inter-company borrowing arrangements, which may be affected by factors influencing the insurance subsidiaries' RBC and statutory earnings performance. Based on the sources of liquidity available to us as discussed below, we currently expect to be able to meet the holding company's ongoing cash needs.

Capital

Capital refers to our long-term financial resources to support the operations of our businesses, to fund long-term growth strategies and to support our operations during adverse conditions. Our ability to generate and maintain sufficient capital depends on the profitability of our businesses, general economic conditions and access to the capital markets and other sources of liquidity and capital as described below. Disruptions, uncertainty or volatility in the capital and credit markets may materially affect our business operations and results of operations. These poor market conditions may reduce our insurance subsidiaries' statutory surplus and RBC.

Reductions to our subsidiaries' statutory surplus and RBC may cause them to retain more capital, which may pressure their ability to pay dividends to LNC, which may lead us to take steps to preserve or raise additional capital. As a result of the charge taken in connection with the annual assumption review in the third quarter of 2022, we expect an approximate $300 million statutory capital impact in the fourth quarter of 2022 that will reduce our RBC ratio by approximately 12 points. We believe we have adequate capital to operate our business as we replenish statutory capital back to our targeted levels. For more information, see "Subsidiaries' Capital" below.

For factors that could cause actual results to differ materially from those set forth in this section and that could affect our expectations for liquidity and capital, see "Part I – Item 1A. Risk Factors" and "Forward-Looking Statements – Cautionary Language" above.

Consolidated Sources and Uses of Liquidity and Capital

Our primary sources of liquidity and capital are insurance premiums and fees, investment income, maturities and sales of investments, issuance of debt or other types of securities and contract holder deposits. We also have access to alternative sources of liquidity as discussed below. Our primary uses are to pay policy claims and benefits, to fund commissions and other general operating expenses, to purchase investments, to fund policy surrenders and withdrawals, to pay dividends to our common and preferred stockholders, to repurchase our common stock and to repay debt. Our operating activities provided (used) cash of $4.0 billion, $168 million (as restated) and $534 million in 2022, 2021 and 2020, respectively.

Holding Company Sources and Uses of Liquidity and Capital

The primary sources of liquidity and capital at the holding company level are dividends and interest payments from subsidiaries, augmented by holding company short-term investments, bank lines of credit and the ongoing availability of long-term public financing under an effective shelf registration statement, which allows us to issue, in unlimited amounts, securities, including debt securities, preferred stock, common stock, warrants, stock purchase contracts, stock purchase units and depository shares. These sources support the general corporate needs of the holding company, including its common and preferred stock dividends, common stock repurchases, interest and debt service, funding of callable securities, acquisitions and investment in core businesses.

Details underlying the primary sources of the holding company's liquidity (in millions) were as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Dividends from Subsidiaries			
LNL	$ 645	$ 1,910	$ 660
First Penn-Pacific Life Insurance Company	22	45	-
Lincoln Investment Management Company	38	20	25
Lincoln National Management Corporation	7	10	5
Lincoln National Reinsurance Company (Barbados) Limited	85	75	150
Total dividends from subsidiaries	$ 797	$ 2,060	$ 840
Interest from Subsidiaries			
Interest on inter-company notes	$ 118	$ 111	$ 123

See Note 19 for information on the increase in dividends from LNL in 2021. The table above focuses on significant and recurring cash flow items and excludes the effects of certain financing activities, including the periodic issuance and retirement of debt, issuance of preferred stock, cash flows related to our inter-company cash management program and certain investing activities, including capital contributions to subsidiaries. These activities are discussed below. Taxes have been eliminated from the analysis due to a tax sharing agreement among our primary subsidiaries resulting in a modest effect on net cash flows at the holding company. Also excluded from this analysis is the modest amount of investment income on short-term investments of the holding company and employee stock exercise activity related to our stock-based incentive compensation plans. See "Part IV – Item 15(a)(2) Financial Statement Schedules – Schedule II – Condensed Financial Information of Registrant" for the holding company cash flow statement.

Restrictions on Subsidiaries' Dividends

Our insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, our Indiana insurance subsidiaries, including our primary insurance subsidiary, LNL, may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the "Commissioner") only from unassigned surplus or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer's contract holders' surplus, as shown on its last annual statement on file with the Commissioner or the insurer's statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. LNL's subsidiary LLANY, a New York-domiciled insurance company, is bound by similar restrictions under New York law, with the applicable statutory limitation on dividends equal to the lesser of 10% of surplus to contract holders as of the end of the immediately preceding calendar year or net gain from operations for the immediately preceding calendar year, not including realized capital gains.

Indiana law also provides that following the payment of any dividend, the insurer's contract holders' surplus must be reasonable in relation to its outstanding liabilities and adequate for its financial needs, and permits the Commissioner to bring an action to rescind a dividend that violates these standards. In the event the Commissioner determines that the contract holders' surplus of one subsidiary is inadequate, the Commissioner could use his or her broad discretionary authority to seek to require us to apply payments received from another subsidiary for the benefit of that insurance subsidiary.

We expect our direct domestic insurance subsidiaries could pay dividends to LNC of approximately $1.7 billion in 2023 without prior approval from the respective state commissioners. The amount of surplus that our insurance subsidiaries could pay as dividends is constrained by the amount of surplus we hold to maintain our ratings, to provide an additional layer of margin for risk protection and for future investment in our businesses. See "Part I – Item 1A. Risk Factors – Liquidity and Capital Position – A decrease in the capital and surplus of our insurance subsidiaries may result in a downgrade to our credit and insurer financial strength ratings."

We maintain an investment portfolio of various holdings, types and maturities. These investments are subject to general credit, liquidity, market and interest rate risks. An extended disruption in the credit and capital markets could adversely affect LNC and its subsidiaries' ability to access sources of liquidity, and there can be no assurance that additional financing will be available to us on favorable terms, or at all, in the current market environment. In addition, further impairment could reduce our statutory surplus, leading to lower RBC ratios and potentially reducing future dividend capacity from our insurance subsidiaries. See "Part I – Item 1A. Risk Factors – Liquidity and Capital Position – Adverse capital and credit market conditions may affect our ability to meet liquidity needs, access to capital and cost of capital."

Subsidiaries' Capital

Our insurance subsidiaries must maintain certain regulatory capital levels. We utilize the RBC ratio as a primary measure of the capital adequacy of our insurance subsidiaries. The RBC ratio is an important factor in the determination of the credit and financial strength ratings of LNC and its subsidiaries, as a reduction in our insurance subsidiaries' surplus will affect their RBC ratios and dividend-paying capacity. For a discussion of the actions management is taking to rebuild statutory capital, see "Introduction – Executive Summary – Significant Operational Matters – Rebuilding Risk-Based Capital." For additional information on RBC ratios, see "Part I – Item 1. Business – Regulatory – Insurance Regulation – Risk-Based Capital."

Our insurance subsidiaries' regulatory capital levels are affected by statutory accounting rules, which are subject to change by each applicable insurance regulator. Our term products and UL products containing secondary guarantees require reserves calculated pursuant to Actuarial Guideline XXXVIII ("AG38"). Our insurance subsidiaries employ strategies to reduce the strain caused by AG38 by reinsuring the business to reinsurance captives. Our captive reinsurance and reinsurance subsidiaries provide a mechanism for financing a portion of the excess reserve amounts in a more efficient manner and free up capital the insurance subsidiaries can use for any number of purposes, including paying dividends to the holding company. We use long-dated LOCs and debt financing as well as other financing strategies to finance those reserves. Included in the LOCs issued as of December 31, 2022, was $1.8 billion of long-dated LOCs issued to support inter-company reinsurance arrangements for UL products containing secondary guarantees. For information on the LOCs, see the credit facilities table in Note 12. Our captive reinsurance and reinsurance subsidiaries have also issued long-term notes of $3.9 billion to finance a portion of the excess reserves as of December 31, 2022; of this amount, $3.1 billion involve exposure to VIEs. For information on these long-term notes issued by our captive reinsurance and reinsurance subsidiaries, see Note 3. We have also used the proceeds from senior note issuances of $875 million to execute long-term structured solutions primarily supporting reinsurance of UL products containing secondary guarantees. LOCs and related capital market solutions lower the capital effect of term products and UL products containing secondary guarantees.

Statutory reserves established for variable annuity guaranteed benefit riders are sensitive to changes in the equity markets and interest rates and are affected by the level of account values relative to the level of any guarantees, product design and reinsurance arrangements. As a result, the relationship between reserve changes and equity market performance is non-linear during any given reporting period. Our insurance subsidiaries' cede a portion of the guaranteed benefit riders to Lincoln National Reinsurance Company (Barbados) Limited ("LNBAR") through inter-company reinsurance arrangements. Our variable annuity hedge program in LNBAR seeks to hedge our exposure to selected risk and income statement volatility caused by changes in the capital markets associated with the variable annuity guarantees. Market conditions greatly influence the ultimate capital required due to its effect on the valuation of reserves and derivative instruments hedging these reserves. The capital markets environment in 2022 led to market volatility and increased hedge breakage that has impacted capital in LNBAR. As a result, we did not take dividends out of LNBAR after the first quarter of 2022. In December 2022, LNC issued a $500 million long-term note to a non-affiliated variable interest entity in exchange for a corporate bond AFS security of like principal and duration. LNC contributed the security to LNBAR to address asset value volatility based on market conditions. There are no impacts to the LNC Consolidated Balance Sheets based on the set-off right provided in the transaction. For more information, see Note 3.

In September 2022, we announced enhancements to our variable annuity hedge program that continues to focus on generating sufficient assets to fund future claims with a goal of maximizing distributable earnings and explicitly protecting capital. The revised variable annuity hedge program, effective January 1, 2023, aligns with our increased strategic focus on maximizing the economic value as measured by distributable earnings, which is achieved by managing risks to capital generation due to market volatility. For additional information on our variable annuity hedge program, see "Introduction – Executive Summary – Significant Operational Matters – Variable Annuity Hedge

Program." For risks related to our variable annuity hedge program, see "Part I – Item 1A. Risk Factors – Market Conditions – Our hedging strategies may not be fully effective to offset the changes in the carrying value of the guarantees on certain of our products, which could result in volatility in our results of operations and financial condition under GAAP and in the capital levels of our insurance and reinsurance subsidiaries."

We also use long-dated LOCs or other capital market solutions to reduce the potential strain caused by temporary mismatches between movements in the statutory reserves and derivative instruments for variable annuity guaranteed benefit riders reinsured to LNBAR. Included in the LOCs issued as of December 31, 2022, was $1.6 billion of long-dated LOCs issued to support inter-company reinsurance arrangements for variable annuity guaranteed benefit riders. For information on the LOCs, see the credit facilities table in Note 12.

Changes in equity markets may also affect the capital position of our insurance subsidiaries. We may decide to reallocate available capital among our insurance subsidiaries, including our captive reinsurance subsidiaries, which would result in different RBC ratios for our insurance subsidiaries. In addition, changes in the equity markets can affect the value of our variable annuity and variable universal life insurance separate accounts. When the market value of our separate account assets increases, the statutory surplus within our insurance subsidiaries also increases. Contrarily, when the market value of our separate account assets decreases, the statutory surplus within our insurance subsidiaries may also decrease, which will affect RBC ratios, and in the case of our separate account assets becoming less than the related product liabilities, we must allocate additional capital to fund the difference.

We continue to analyze the use of our existing captive reinsurance structures, as well as additional third-party reinsurance arrangements, and our hedging strategies relative to managing the effects of equity markets and interest rates on the statutory reserves, statutory capital and the dividend capacity of our life insurance subsidiaries.

Debt

Although our subsidiaries currently generate adequate cash flow to meet the needs of our normal operations, periodically LNC may issue debt to maintain ratings and increase liquidity, as well as to fund internal growth, acquisitions and the retirement of its debt.

Details underlying our debt activities (in millions) for the year ended December 31, 2022, were as follows:

	Beginning Balance	Issuance	Maturities, Repayments and Refinancing	Change in Fair Value Hedges	Other Changes [1]	Ending Balance
Short-Term Debt						
Current maturities of long-term debt [2]	$ 300	$ -	$ (300)	$ -	$ 500	$ 500
Long-Term Debt						
Senior notes	$ 4,867	$ 300	$ -	$ (156)	$ (514)	$ 4,497
Term loans	250	-	-	-	-	250
Subordinated notes [3]	995	-	-	-	-	995
Capital securities [3]	213	-	-	-	-	213
Total long-term debt	$ 6,325	$ 300	$ -	$ (156)	$ (514)	$ 5,955

[1] Includes the non-cash reclassification of long-term debt to current maturities of long-term debt, accretion (amortization) of discounts and premiums, amortization of debt issuance costs and amortization of adjustments from discontinued hedges, as applicable.
[2] As of December 31, 2022, consisted of $500 million principal amount of our 4.00% Senior Notes due September 1, 2023.
[3] To hedge the variability in rates, we purchased interest rate swaps to lock in a fixed rate of approximately 5% over the remaining terms of the subordinated notes and capital securities.

On March 1, 2022, we completed the issuance and sale of $300 million aggregate principal amount of our 3.40% Senior Notes due 2032. We intend to use the net proceeds from the offering for general corporate purposes, which may include the repayment of debt on or prior to its maturity.

LNC made interest payments to service debt of $298 million, $294 million and $277 million for the years ended December 31, 2022, 2021 and 2020, respectively.

For additional information about our short-term and long-term debt and our credit facilities, see Note 12.

Preferred Stock

In November 2022, we raised approximately $1 billion through the issuance of preferred stock, $780 million of which was contributed to LNL in the fourth quarter to strengthen LNL's statutory capital. We intend to use the remaining proceeds to fund part of the repayment upon maturity of our 4.00% Senior Notes due September 1, 2023. For additional information, see "Introduction – Executive Summary – Significant Operational Matters – Rebuild Risk-Based Capital Ratio" above and Note 14.

Capital Contributions to Subsidiaries

LNC made capital contributions to subsidiaries of $925 million, $65 million and $518 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Return of Capital to Common Stockholders

One of our primary goals is to provide a return to our common stockholders through share price accretion, dividends and stock repurchases. In determining dividends, the Board of Directors takes into consideration items such as current and expected earnings, capital needs, rating agency considerations and requirements for financial flexibility. The amount and timing of share repurchases depends on key capital ratios, rating agency expectations, the generation of dividends from our subsidiaries and an evaluation of the costs and benefits associated with alternative uses of capital. We paused our common stock repurchases under our buyback program beginning in the fourth quarter of 2022, and we expect the pause to continue through the end of 2023. For additional information regarding share repurchases, see "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – (c) Issuer Purchases of Equity Securities."

Details underlying return of capital to common stockholders (in millions) were as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Dividends to common stockholders	$ 310	$ 319	$ 311
Repurchase of common stock	550	1,105	275
Total cash returned to common stockholders	$ 860	$ 1,424	$ 586
Number of shares repurchased	8.7	16.2	4.9

Alternative Sources of Liquidity

Inter-Company Cash Management Program

In order to manage our capital more efficiently, we have an inter-company cash management program where certain subsidiaries can lend to or borrow from the holding company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans between LNC and participating subsidiaries that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs. As of December 31, 2022, the holding company had a net outstanding receivable (payable) of $62 million from (to) certain subsidiaries resulting from loans made by subsidiaries in excess of amounts placed (borrowed) by the holding company and subsidiaries in the inter-company cash management account. Any change in holding company cash management program balances is offset by the immediate and equal change in holding company cash and invested cash. Loans under the cash management program are permitted under applicable insurance laws subject to certain restrictions. For our Indiana-domiciled insurance subsidiary, the borrowing and lending limit is currently 3% of the insurance company's admitted assets as of its most recent year end. For our New York-domiciled insurance subsidiary, it may borrow from LNC less than 2% of its admitted assets as of its most recent year end but may not lend any amounts to LNC.

Facility Agreement for Senior Notes Issuance

LNC entered into a facility agreement in 2020 with a Delaware trust that gives LNC the right over a 10-year period to issue, from time to time, up to $500 million of 2.330% senior notes to the trust in exchange for a corresponding amount of U.S. Treasury securities held by the trust. By agreeing to purchase the 2.330% senior notes in exchange for U.S. Treasury securities upon exercise of the issuance right, the trust will provide a source of liquid assets for the Company. The issuance right will be exercised automatically in full upon our failure to make certain payments to the trust, if the failure to pay is not cured within 30 days, or upon certain bankruptcy events involving LNC. We are also required to exercise the issuance right in full if our consolidated stockholders' equity (excluding AOCI) falls below a minimum threshold (which was $2.75 billion as of December 31, 2022, and is subject to adjustment from time to time in certain cases) and upon certain other events described in the facility agreement. For additional information, see Note 12.

Federal Home Loan Bank

Our primary insurance subsidiary, LNL, is a member of the Federal Home Loan Bank ("FHLB") of Indianapolis ("FHLBI"). Membership allows LNL access to the FHLBI's financial services, including the ability to obtain loans and to issue funding agreements as an alternative source of liquidity that are collateralized by qualifying mortgage-related assets, agency securities or U.S. Treasury securities. Borrowings under this facility are subject to the FHLBI's discretion and require the availability of qualifying assets at LNL. As of December 31, 2022, LNL had an estimated maximum borrowing capacity of $7.0 billion under the FHLBI facility and maximum available borrowing based on qualifying assets of $6.1 billion. As of December 31, 2022, LNL had outstanding borrowings of $3.1 billion under this facility reported within payables for collateral on investments on the Consolidated Balance Sheets. LLANY is a member of the Federal Home Loan Bank of New York ("FHLBNY") with an estimated maximum borrowing capacity of $750 million. Borrowings under this facility are subject to the FHLBNY's discretion and require the availability of qualifying assets at LLANY. As of December 31, 2022, LLANY had no outstanding borrowings under this facility. For additional information, see "Payables for Collateral on Investments" in Note 4.

Securities Lending Programs and Repurchase Agreements

Our insurance subsidiaries, by virtue of their general account fixed-income investment holdings, can access liquidity through securities lending programs and repurchase agreements. As of December 31, 2022, our insurance subsidiaries had securities pledged under securities lending agreements with a carrying value of $298 million. In addition, our insurance and reinsurance subsidiaries had access to $2.25 billion through committed repurchase agreements, of which $25 million was utilized as of December 31, 2022. The cash received in our securities lending programs and repurchase agreements is typically invested in cash and invested cash or fixed maturity AFS securities. For additional information, see "Payables for Collateral on Investments" in Note 4.

Collateral on Derivative Contracts

Our cash flows associated with collateral received from counterparties (when we are in a net collateral payable position) and posted with counterparties (when we are in a net collateral receivable position) change as the market value of the underlying derivative contract changes. The net collateral position depends on changes in interest rates and equity markets related to the amount of the exposures hedged. As of December 31, 2022, we were in a net collateral payable position of $3.1 billion compared to $4.9 billion as of December 31, 2021. In the event of adverse changes in fair value of our derivative instruments, we may need to post collateral with a counterparty. If we do not have sufficient high-quality securities or cash and invested cash to provide as collateral, we have committed liquidity sources through facilities that can provide up to $1.25 billion of additional liquidity to help meet collateral needs. Access to such facilities is contingent upon interest rates having achieved certain threshold levels. In addition to these facilities, we have the facility agreement for senior notes issuance, the FHLB facilities and the repurchase agreements discussed above as well as the five-year revolving credit facility discussed in Note 12 to leverage that would be eligible for collateral posting. For additional information, see "Credit Risk" in Note 5.

Material Cash Outflows

Details underlying our estimated material cash outflows as of December 31, 2022, were as follows:

	Less Than 1 Year		1 - 3 Years		3 - 5 Years		More Than 5 Years		Total	
Future contract benefits and other contract holder obligations [1]	$	22,681	$	46,546	$	48,204	$	402,968	$	520,399
Short-term and long-term debt [2]		500		550		400		4,881		6,331
Reserve financing and LOC expenses [3]		66		125		112		256		559
Payables for collateral on investments [4]		3,428		-		-		-		3,428
Investment commitments [5]		651		441		1,142		151		2,385
Operating leases [6]		44		80		52		15		191
Finance leases [6]		82		25		4		-		111
Certain financing arrangements [7]		43		222		366		-		631
Retirement and other plans [8]		101		200		195		453		949
Total	$	27,596	$	48,189	$	50,475	$	408,724	$	534,984

[1] Estimates are based on financial projections over 40 years and are not discounted for the time value of money. New business issued or acquired, business ceded or sold, changes to or variances from actuarial assumptions and economic conditions will cause these amounts to change over time, possibly materially. See Note 1 for details of what these liabilities include and represent.

[2] Represents principal amounts of debt only. See Note 12 for additional information.

[3] Estimates are based on the level of capacity we expect to utilize during the life of the LOCs and other reserve financing arrangements. See Note 12 for additional information.

[4] Excludes collateral payable held for derivative investments. See Note 4 for additional information.

[5] See Note 4 for additional information.

[6] See Note 13 for additional information.

[7] Represents certain financing arrangements that did not meet the requirements to be classified as a sale-leaseback arrangement. See Note 13 for additional information.

[8] Includes anticipated funding for benefit payments for our retirement and postretirement plans through 2032 and known payments under deferred compensation arrangements. In addition to these benefit payments, we periodically fund the employees' defined benefit plans. See Note 17 for additional information.

Ratings

Financial Strength Ratings

See "Part I – Item 1. Business – Financial Strength Ratings" for information on our financial strength ratings.

Credit Ratings

Our indicative credit ratings published by the primary rating agencies are set forth below. Securities are rated at the time of issuance so actual ratings may differ from the indicative ratings. There may be other rating agencies that also provide credit ratings, which we do not disclose in our reports. Each rating should be evaluated independently of any other rating. All credit ratings are on outlook negative except for the ratings assigned by S&P, which are on outlook stable.

As of February 13, 2023, our indicative long-term credit ratings as published by the principal rating agencies that rate our long-term credit are indicated in the following table.

AM Best	Fitch	Moody's	S&P
"aaa to c"	*"AAA to D"*	*"Aaa to C"*	*"AAA to D"*
bbb+	BBB+	Baa1	BBB+
(8th of 22)	(8th of 21)	(8th of 21)	(8th of 22)

As of February 13, 2023, our indicative short-term credit ratings as published by the principal rating agencies that rate our short-term credit are indicated in the following table.

AM Best	Fitch	Moody's	S&P
"AMB-1+ to AMB-4"	*"F1 to D"*	*"P-1 to NP"*	*"A-1+ to D"*
AMB-2	F2	P-2	A-2
(3rd of 6)	(3rd of 8)	(2nd of 4)	(3rd of 7)

All of our credit ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that we can maintain these ratings. A downgrade of our credit ratings could affect our ability to raise additional debt with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital. In addition, a downgrade of these ratings could make it more difficult to raise capital to refinance any maturing debt obligations, to support business growth at our insurance subsidiaries and to maintain or improve the current financial strength ratings of our insurance subsidiaries described in "Part I – Item 1. Business – Financial Strength Ratings."

If our current financial strength ratings or credit ratings were downgraded in the future, terms in our derivative agreements may be triggered, which could negatively affect overall liquidity. For the majority of our derivative counterparties, there is a termination event with respect to LNC if its long-term senior debt ratings drop below BBB-/Baa3 (S&P/Moody's); or with respect to LNL if its financial strength ratings drop below BBB-/Baa3 (S&P/Moody's). In addition, contractual selling agreements with intermediaries could be negatively affected, which could have an adverse effect on overall sales of annuities, life insurance and investment products.

See "Part I – Item 1A. Risk Factors – Covenants and Ratings – A downgrade in our financial strength or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors" for more information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We analyze and manage the risks arising from market exposures of financial instruments, as well as other risks, in an integrated asset-liability management process that considers diversification. By aggregating the potential effect of market and other risks on the entire enterprise, we estimate, review and in some cases manage the risk to our earnings and shareholder value. We have exposures to several market risks including interest rate risk, equity market risk, credit risk and, to a lesser extent, foreign currency exchange risk. The exposures of financial instruments to market risks, and the related risk management processes, are most important to our business where most of the investments support accumulation and investment-oriented insurance products. As an important element of our integrated asset-liability management processes, we use derivatives to minimize the effects of changes in interest levels, the shape of the yield curve, currency movements and volatility. In this context, derivatives serve to minimize interest rate risk by mitigating the effect of significant increases in interest rates on our earnings. Additional market exposures exist in our other general account insurance products and in our debt structure and derivatives positions. Our primary sources of market risk are substantial, relatively rapid and sustained increases or decreases in interest rates or a sharp drop in equity market values. These market risks are discussed in detail in the following pages and should be read in conjunction with the consolidated financial statements and the accompanying Notes presented in "Item 8. Financial Statements and Supplementary Data," as well as "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Interest Rate Risk

Interest rate risk is the risk of financial loss due to adverse changes in the value of assets and liabilities due to movements in interest rates. We are exposed to interest rate risk arising from our fixed maturity securities and interest sensitive liabilities.

With respect to accumulation and investment-oriented products, we seek to earn a stable and profitable spread, or margin, between investment income we earn on our investments and interest credited to account values of our contract holders. If we have adverse experience on investments that cannot be passed on to customers, our spreads are reduced. The combination of a probable range of interest rate changes over the next 12 months, asset-liability management strategies, flexibility in adjusting policy crediting rate levels and protection afforded by policy surrender charges all work together to mitigate this risk. The interest rate scenarios of concern are those in which there is a substantial, relatively prolonged decrease in interest rates that is sustained over a long period or a rapid increase in interest rates.

Significant Interest Rate Exposures

The following provides a general measure of our significant interest rate risk; principal, including amortization of premiums and discounts, notional amounts, and estimated fair values of assets, liabilities and derivatives are shown by year of maturity (dollars in millions) as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total	Estimated Fair Value
Rate Sensitive Assets								
Fixed maturity AFS securities:								
Fixed interest rate securities	$ 3,340	$ 3,409	$ 3,577	$ 4,246	$ 5,467	$ 85,036	$ 105,075	$ 93,274
Average interest rate	3.7%	3.7%	3.8%	3.5%	3.8%	4.2%	4.1%	
Variable interest rate securities	$ 139	$ 222	$ 328	$ 559	$ 519	$ 4,865	$ 6,632	$ 6,462
Average interest rate	9.3%	8.9%	8.8%	9.1%	8.8%	5.7%	6.6%	
Trading securities:								
Fixed interest rate securities	$ 180	$ 142	$ 155	$ 91	$ 106	$ 2,363	$ 3,037	$ 2,767
Average interest rate	4.5%	4.6%	4.6%	4.3%	4.9%	4.4%	4.5%	
Variable interest rate securities	$ -	$ 29	$ -	$ 5	$ -	$ 762	$ 796	$ 731
Average interest rate	0.0%	5.7%	0.0%	4.7%	0.0%	6.5%	6.4%	
Mortgage loans on real estate:								
Total mortgage loans	$ 817	$ 991	$ 1,063	$ 1,420	$ 1,703	$ 12,405	$ 18,399	$ 16,553
Average interest rate	4.7%	4.2%	3.9%	3.7%	4.0%	3.9%	4.0%	
Rate Sensitive Liabilities								
Investment type insurance contracts [1]	$ 1,969	$ 1,981	$ 2,199	$ 3,052	$ 3,684	$ 30,283	$ 43,168	$ 38,653
Average interest rate [1]	3.7%	3.7%	3.7%	3.4%	3.7%	3.9%	3.8%	
Debt	$ 500	$ 250	$ 300	$ 400	$ -	$ 4,881	$ 6,331	$ 5,501
Average interest rate	4.0%	5.9%	3.4%	3.6%	0.0%	5.1%	4.9%	
Rate Sensitive Derivative Financial Instruments								
Interest rate, foreign currency swaps and forwards: [4]								
Pay variable/receive fixed	$ 4,486	$ 2,755	$ 689	$ 4,649	$ 788	$ 31,777	$ 45,144	$ (3,139)
Average pay rate	4.6%	6.3%	4.5%	4.4%	3.8%	4.1%	4.3%	
Average receive rate	0.4%	2.7%	3.3%	1.7%	2.5%	2.4%	2.2%	
Pay fixed/receive variable	$ 5,026	$ 2,580	$ 2	$ 4,345	$ 325	$ 22,312	$ 34,590	$ 2,261
Average pay rate	0.3%	2.7%	1.2%	1.1%	1.3%	2.4%	2.0%	
Average receive rate	3.8%	6.6%	1.2%	2.6%	1.7%	4.5%	4.3%	
Interest rate cap corridors:	$ 13,500	$ 12,300	$ -	$ -	$ -	$ -	$ 25,800	$ 2
Average buy strike rate [2]	7.0%	6.0%	0.0%	0.0%	0.0%	0.0%	6.5%	
Average sell strike rate [2]	11.0%	10.0%	0.0%	0.0%	0.0%	0.0%	10.5%	
Forward swap curve	3.7%	3.5%	0.0%	0.0%	0.0%	0.0%	3.6%	
Reverse Treasury locks:								
5-year on-the-run Treasury	$ 110	$ 75	$ -	$ -	$ -	$ -	$ 185	$ (10)
Average strike rate	3.8%	3.2%	0.0%	0.0%	0.0%	0.0%	3.6%	
Forward CMT curve [3]	3.8%	3.8%	0.0%	0.0%	0.0%	0.0%	3.8%	
10-year on-the-run Treasury	$ 230	$ 75	$ -	$ -	$ -	$ -	$ 305	$ (43)
Average strike rate	3.1%	2.9%	0.0%	0.0%	0.0%	0.0%	3.0%	
Forward CMT curve [3]	3.8%	3.9%	0.0%	0.0%	0.0%	0.0%	3.8%	
30-year on-the-run Treasury	$ 710	$ 105	$ -	$ -	$ -	$ -	$ 815	$ (177)
Average strike rate	2.6%	2.7%	0.0%	0.0%	0.0%	0.0%	2.6%	
Forward CMT curve [3]	3.9%	3.9%	0.0%	0.0%	0.0%	0.0%	3.9%	
Total return swaps:								
Pay variable/receive fixed	$ 1,106	$ -	$ -	$ -	$ -	$ -	$ 1,106	$ (3)
Pay fixed/receive variable	5,922	-	-	-	-	-	5,922	41
Interest rate futures:								
2-year Treasury notes	$ 342	$ -	$ -	$ -	$ -	$ -	$ 342	$ -
5-year Treasury notes	160	-	-	-	-	-	160	-
10-year Treasury notes	54	$ -	$ -	$ -	$ -	$ -	54	$ -
Treasury bonds	79	-	-	-	-	-	79	-

[1] The information shown is for our fixed maturity securities and mortgage loans on real estate that support these insurance contracts.
[2] The indexes are the 5-year and 10-year constant maturity swap.
[3] The Constant Maturity Treasury ("CMT") curve is the applicable 5-year, 10-year or 30-year CMT forward curve.
[4] Includes notional of $354 million and fair value of $21 million that support our modified coinsurance agreements. Investment results for these agreements are passed directly to the reinsurers.

The following provides the principal, including amortization of premiums and discounts, notional amounts, and estimated fair values of assets, liabilities and derivatives (in millions) having significant interest rate risks as of December 31, 2021:

	As Restated	
	Principal/ Notional Amount	Estimated Fair Value
Fixed maturity AFS securities	$ 105,142	$ 118,711
Trading securities	4,148	4,460
Mortgage loans on real estate	18,074	18,700
Investment-type insurance contracts [1]	50,605	53,416
Debt	6,331	7,009
Interest rate and foreign currency swaps	61,991	276
Interest rate cap corridors	26,800	-
Reverse Treasury locks	1,950	80
Total return swaps	5,407	(3)
Interest rate futures	728	-
Foreign currency futures	163	-

[1] The information shown is for our fixed maturity securities and mortgage loans on real estate that support these insurance contracts.

Effect of Interest Rate Sensitivity

The following table presents our estimate of the effect on income (loss) from operations by segment (in millions) for the next 12-month period if the level of interest rates were to instantaneously increase or decrease by 1% and remain at those levels immediately after December 31, 2022, relative to interest rates remaining flat:

	1% Increase	1% Decrease
Life Insurance	$ 7	$ (7)
Annuities [1]	(8)	12
Group Protection	4	(4)
Retirement Plan Services	5	(7)
Other Operations	-	(8)
Income (loss) from operations	$ 8	$ (14)

[1] Includes the impact on bond funds in our separate accounts, which move in the opposite direction of interest rates.

For purposes of this estimate, we assumed asset purchases are made at prevailing new money rates and exclude the impact of new business, unlocking, persistency, hedge program performance or customer behavior caused by the interest rate changes.

Interest Rate Risk on Fixed Insurance Businesses – Falling Rates

In periods of declining interest rates, we have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and MBS in our general accounts in order to borrow at lower market rates, which exacerbates this risk. Because we are entitled to reset the interest rates on our fixed-rate annuities only at limited, pre-established intervals, and because many of our contracts have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

Prolonged historically low rates are not healthy for our business fundamentals. However, we have recognized this risk and have been proactive in our investment strategies, product designs, crediting rate strategies and overall asset-liability practices to mitigate the risk of unfavorable consequences in this type of environment. For some time now, new products have been sold with low minimum crediting floors, and we apply disciplined asset-liability management standards, such as locking in spreads on these products at the time of issue. See "Part I – Item 1A. Risk Factors – Market Conditions – Changes in interest rates and sustained low interest rates may cause interest rate spreads to decrease, impacting our profitability, and make it more challenging to meet certain statutory requirements" for additional information on low interest rate risks.

The following provides detail on the percentage differences between the December 31, 2022, interest rates being credited to contract holders based on the fourth quarter of 2022 declared rates and the respective minimum guaranteed policy rate (in millions), broken out by contract holder account values reported within our segments:

| | Account Values | | | | |
	Life Insurance [1]	Annuities	Retirement Plan Services	Total	% Account Values
Excess of Crediting Rates over Contract Minimums					
Discretionary rate setting products: [2]					
Occurring within the next twelve months: [3]					
No difference	$ 28,464	$ 9,184	$ 17,678	$ 55,326	52.4%
Up to 0.50%	158	2,664	1,467	4,289	4.1%
0.51% to 1.00%	196	2,964	3,415	6,575	6.2%
1.01% to 1.50%	57	2,027	236	2,320	2.2%
1.51% to 2.00%	3,536	1,422	-	4,958	4.7%
2.01% to 2.50%	13	223	-	236	0.2%
2.51% to 3.00%	113	95	-	208	0.2%
3.01% or greater	59	2,323	-	2,382	2.3%
Occurring after the next twelve months [4]	-	4,234	-	4,234	4.0%
Total discretionary rate setting products	32,596	25,136	22,795	80,527	76.3%
Other contracts [5]	-	22,603	2,342	24,945	23.7%
Total account values	$ 32,596	$ 47,739	$ 25,137	$ 105,472	100.0%
Percentage of discretionary rate setting product account values at minimum guaranteed rates	87.3%	36.5%	77.6%	68.7%	

[1] Excludes policy loans.

[2] Contracts currently within new money rate bands are grouped according to the corresponding portfolio rate band in which they will fall upon their first anniversary.

[3] The average crediting rates were 88 basis points, 14 basis points and 24 basis point in excess of average minimum guaranteed rates for our Life Insurance, Annuities and Retirement Plan Services segments, respectively.

[4] The average crediting rates were 148 basis points in excess of average minimum guaranteed rates. Of our account values for these products, 71% are scheduled to reset in more than one year but not more than two years; 15% are scheduled to reset in more than two years but not more than three years; and 14% are scheduled to reset in more than three years.

[5] For Annuities, this amount relates primarily to income annuity and short-term dollar cost averaging business. For Retirement Plan Services, this amount relates primarily to indexed-based rate setting products in which the average crediting rates were 8 basis points in excess of average minimum guaranteed rates, and 82% of account values were already at their minimum guaranteed rates.

The maturity structure and call provisions of the related portfolios are structured to afford protection against erosion of investment portfolio yields during periods of declining interest rates. We devote extensive effort to evaluating the risks associated with falling interest rates by simulating asset and liability cash flows for a wide range of interest rate scenarios. We seek to manage these exposures by maintaining a suitable maturity structure and by limiting our exposure to call risk in each respective investment portfolio.

Interest Rate Risk on Fixed Insurance Businesses – Rising Rates

For both universal life insurance and annuities, a rapid rise in interest rates poses risks of deteriorating spreads and high surrenders. The portfolios supporting these products have fixed-rate assets laddered over maturities generally ranging from 1 to 10 years or more. Accordingly, the earned rate on each portfolio lags behind changes in market yields. As rates rise, the lag may be increased by slowing MBS prepayments. The greater and faster the rise in interest rates, the more the earned rate will tend to lag behind market rates. If we set renewal crediting rates to earn the desired spread, the gap between our renewal crediting rates and competitors' new money rates may be wide enough to cause increased surrenders that could cause us to liquidate a portion of our portfolio to fund these surrenders. If we credit more competitive renewal rates to limit surrenders, our spreads will narrow. We devote extensive effort to evaluating these risks by simulating asset and liability cash flows for a wide range of interest rate scenarios. Such analysis has led to adjustments in the target maturity structure and to hedging the risk of rising rates by entering into interest rate cap corridor agreements. With these instruments in place, the potential adverse effect of a rapid and sustained rise in rates is kept within our risk tolerances. See "Part I – Item 1A. Risk Factors – Market Conditions – Increases in interest rates may negatively affect our profitability, capital position and the value of our investment portfolio and may also result in increased contract withdrawals" for more information on the risks related to rising interest rates.

Short-Term and Long-Term Debt

We manage the timing of maturities and the mixture of fixed-rate and floating-rate debt as part of the process of integrated management of interest rate risk for the entire enterprise. See Note 12 for additional information on our debt.

Derivatives

See Note 5 for information on our derivatives used to hedge our exposure to changes in interest rates.

Equity Market Risk

Equity market risk is the risk of financial loss due to changes in the value of equity securities or equity indices. Our revenues, assets and liabilities are exposed to equity market risk that we often hedge with derivatives. Due to the use of our RTM process and our hedging strategies, we expect that, in general, short-term fluctuations in the equity markets should not have a significant effect on our quarterly earnings from unlocking of assumptions for DAC, VOBA, DSI and DFEL. However, earnings are affected by equity market movements on account values and the related fees we earn on those assets. Refer to "Critical Accounting Policies and Estimates – DAC, VOBA, DSI and DFEL – Reversion to the Mean" in the MD&A for further discussion of the effects of equity markets on our RTM.

Fee Income

The fees earned from variable life insurance and variable annuities products are exposed to the risk of a decline in equity market values. These fees are generally a fixed percentage of the market value of account values. In a severe equity market decline, fee income could be reduced by not only reduced market valuations but also by customer withdrawals and redemptions. Such withdrawals and redemptions from equity funds and accounts might be partially offset by transfers to our fixed-income accounts and the transfer of funds to us from our competitors' customers.

Equity Assets

While we invest in equity assets with the expectation of achieving higher returns than would be available in our core fixed-income investments, the returns on and values of these equity investments are subject to somewhat greater market risk than our fixed-income investments. These investments, however, add diversification benefits to our fixed-income investments.

Derivatives Hedging Equity Market Risk

We enter into derivative transactions to hedge our exposure to equity market risk. Such derivatives include over-the-counter equity options, total return swaps, variance swaps, and equity futures. See Note 5 for additional information on our derivatives used to hedge our exposure to equity market fluctuations.

The following provides the sensitivity of price changes (in millions) to our equity assets owned and derivatives hedging equity market risk:

	As of December 31, 2022				As Restated As of December 31, 2021	
	Carrying/ Notional Value	Estimated Fair Value	10% Fair Value Increase [1]	10% Fair Value Decrease [1]	Carrying/ Notional Value	Estimated Fair Value
Equity Assets						
Domestic equities	$ 282	$ 282	$ 28	$ (28)	$ 307	$ 307
Foreign equities	145	145	15	(15)	68	68
Total equity securities	427	427	43	(43)	375	375
Hedge funds	265	265	27	(27)	265	265
Private equities	2,793	2,793	279	(279)	2,631	2,631
Other equity interests	3	3	-	-	12	14
Total equity assets	$ 3,488	$ 3,488	$ 349	$ (349)	$ 3,283	$ 3,285
Derivatives Hedging Equity Market Risk						
Call options [2]	$ 40,821	$ 4,330	$ 1,407	$ (1,201)	$ 34,140	$ 5,441
Equity futures	983	-	(98)	98	1,453	-
Put options	47,206	(911)	(34)	455	17,971	(931)
Total return swaps	25,247	(144)	(701)	701	25,031	(157)
Total derivatives hedging equity market risk	$ 114,257	$ 3,275	$ 574	$ 53	$ 78,595	$ 4,353

[1] Assumes a plus or minus 10% change in underlying indexes. Estimated fair value does not reflect daily settlement of futures or monthly settlement of total return swaps.

[2] Includes notional of $1.8 billion and fair value of $18 million that support our modified coinsurance agreements. Investment results for these agreements are passed directly to the reinsurers.

Liabilities

We have exposure to changes in our stock price through both our deferred and stock-based incentive compensation plans. For additional information on our deferred and stock-based incentive compensations plans, see Notes 17 and 18, respectively.

Effect of Equity Market Sensitivity

If the level of the equity markets were to have instantaneously increased or decreased by 1% immediately after December 31, 2022, we estimate the effect on income (loss) from operations for the next 12-month period from the change in asset-based fees and related expenses would be approximately $10 million. For purposes of this estimate, we excluded any effect related to net flows, unlocking, persistency, hedge program performance, policyholder behavior or reduction in account values attributable to contract holder assessments.

The effect of quarterly equity market changes upon fee income and asset-based expenses is generally not fully recognized in the first quarter of the change because fee income is earned and related expenses are incurred based upon daily variable account values. The difference between the current period average daily variable account values compared to the end-of-period variable account values affects fee income in subsequent periods. Additionally, the effect on earnings may not necessarily be symmetrical with comparable increases or decreases in the equity markets. This discussion concerning the estimated effects of ongoing equity market volatility on the fees we earn from account values is intended to be illustrative and is concentrated primarily in our Annuities and Retirement Plan Services segments. Actual effects may vary depending on a variety of factors, many of which are outside of our control, such as changing customer behaviors that might result in changes in the mix of our business between variable and fixed annuity contracts, switching among investment alternatives available within variable products, changes in sales production levels or changes in policy persistency. For purposes of this guidance, the change in account values is assumed to correlate with the change in the relevant index.

Credit Risk

Credit risk is the risk to earnings and capital that arises from uncertainty of an obligor's or counterparty's ability or willingness to meet its obligations in accordance with contractually agreed upon terms. We are exposed to credit risk primarily by our investments in corporate bonds and mortgage loans on real estate and through our use of derivatives.

Investments

The majority of our credit risk is concentrated in investment holdings. Our portfolio of investments was $131.8 billion and $153.6 billion as of December 31, 2022 and 2021, respectively. Of this total, $81.3 billion and $100.9 billion consisted of corporate bonds and $18.3 billion and $18.0 billion consisted of mortgage loans on real estate as of December 31, 2022 and 2021, respectively. We manage the risk of adverse default experience on these investments by applying disciplined credit evaluation and underwriting standards, prudently limiting allocations to lower-quality, higher-yielding investments and diversifying exposures by issuer, industry, region and property type. For each counterparty or borrowing entity and its affiliates, our exposures from all transactions are aggregated and managed in relation to formal limits set by rating quality. Additional diversification limits, such as limits per industry, are also applied. We remain exposed to occasional adverse cyclical economic downturns during which default rates may be significantly higher than the long-term historical average used in pricing.

Derivatives

We are exposed to counterparty credit risk through our various derivative contracts. We depend on the ability of derivative product dealers and their guarantors to honor their obligations to pay the contract amounts under various derivatives agreements. In order to minimize the risk of default losses, we diversify our exposures among several dealers and limit the amount of exposure to each in accordance with the credit rating of each dealer or its guarantor. We generally limit our selection of counterparties that are obligated under these derivative contracts to those with an "A" credit rating or above. See Note 5 for additional information on managing the credit risk of our counterparties.

We are also exposed to credit risk through the use of certain derivatives. We buy CDSs to minimize our exposure to credit-related events with respect to a single entity or referenced index. We also sell CDSs to offer credit protection to our contract holders and investors with respect to a single entity or referenced index. See Note 5 for additional information on our use of credit derivatives.

Foreign Currency Exchange Risk

Foreign Currency Denominated Investments

Foreign currency exchange risk is the risk of financial loss due to changes in the relative value between currencies. We have foreign currency exchange risk in our non-U.S. dollar denominated investments, which primarily consist of fixed maturity securities. The currency risk is hedged using foreign currency derivatives of the same currency as the foreign denominated security.

We invest in fixed maturity securities denominated in foreign currencies for incremental return and risk diversification relative to U.S. dollar-denominated securities. We use foreign currency swaps to hedge the foreign exchange risk related to our investment in fixed maturity securities denominated in foreign currencies. As of December 31, 2022 and 2021, our unhedged positions consisted of zero and $4 million, respectively, of principal in U.S. dollar equivalents of Canadian-denominated investments with maturity dates up to 2025 and an average interest rate of 2%. As of the same dates, our modified coinsurance portfolios were partially hedged and consisted of $164 million and $181 million, respectively, of principal in U.S. dollar equivalents of foreign denominated investments with maturity dates up to 2063 and an average interest rate of 4%. Investment results for our modified coinsurance agreements are passed directly to the reinsurers. See "Interest Rate Risk – Significant Interest Rate Exposures" above for our notional amounts in U.S. dollar equivalents (in millions) by year of maturity for our foreign currency swaps.

See Note 5 for additional information on our foreign currency swaps used to hedge our exposure to foreign currency exchange risk.

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Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Table of Contents

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Lincoln National Corporation to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with United States of America generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States of America generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control over financial reporting effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management assessed our internal control over financial reporting as of December 31, 2022, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on the assessment, management has concluded that our internal control over financial reporting was ineffective as of the end of the fiscal year due to the identification of the material weakness discussed below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Based on this definition, management has concluded that the material weakness noted below existed in the Company's internal control over financial reporting.

Existence of Material Weakness as of December 31, 2022

Based on our management assessment described above, the Company's control over the review of significant reinsurance transactions did not operate effectively. Specifically, management's review control did not detect an error in the accounting related to the recognition of realized gains on investments transferred in conjunction with a 2021 reinsurance transaction. The realized gains were included in the deferred gain on reinsurance rather than recognized as realized gains in the Consolidated Statements of Comprehensive Income (Loss). As a result, realized gains on investments was understated and the deferred gain on reinsurance was overstated by $498 million, net of tax. The Company restated its consolidated financial statements as of and for the years ended December 31, 2022 and 2021 to reflect the correction of this error in this Form 10-K/A.

Remediation Plan

Since identifying the material weakness related to management's review controls over significant reinsurance transactions, management has taken the following steps towards remediating the material weakness:

- The formation of a technical review committee comprising cross-functional accounting, business, legal, and risk personnel that is in place and operating with a dedicated charter in overseeing the technical accounting and reporting implications of complex significant transactions;
- The establishment of protocols that are in place and operating, enabling the involvement of external subject matter experts providing support and insights to management from third party firms;
- Formalization of the documentation and review of key considerations and critical decision matters resulting from significant reinsurance transactions by the aforementioned technical review committee; and
- Communication across the organization to reinforce the steps taken to strengthen the control environment related to significant reinsurance transactions.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included on the following page.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lincoln National Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Lincoln National Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Lincoln National Corporation (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

In our report dated February 16, 2023, we expressed an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria. Management has subsequently identified a deficiency in controls related to the operating effectiveness of the control over the review of significant reinsurance transactions and has further concluded that such deficiency represented a material weakness as of December 31, 2022. As a result, management has revised its assessment, as presented in the accompanying Management's Report on Internal Control over Financial Reporting; to conclude that the Company's internal control over financial reporting was not effective as of December 31, 2022. Accordingly, our present opinion on the effectiveness of December 31, 2022's internal control over financial reporting as of December 31, 2022, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls related to the operating effectiveness of the control over the review of significant reinsurance transactions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2022 consolidated financial statements, and this report does not affect our report dated February 16, 2023, except for the error correction discussed in Note 1 as to which the date is March 30, 2023, which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
February 16, 2023, except for the effect of the material weakness
described in the second and third paragraphs above,
as to which the date is March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lincoln National Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lincoln National Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2023, except for the effect of the material weakness, as to which the date is March 30, 2023, expressed an adverse opinion thereon.

Restatement of 2022 and 2021 Financial Statements

As discussed in Note 1 to the consolidated financial statements, the 2022 and 2021 consolidated financial statements have been restated to correct certain misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Acquisition Costs Asset and Future Contract Benefits Liability

Description of the Matter

At December 31, 2022, deferred acquisition costs totaled $12.8 billion and future contract benefits liabilities totaled $42.2 billion, a portion of which related to universal life-type contracts with secondary guarantees and variable annuity contracts with guaranteed benefit riders.

The carrying amount of the deferred acquisition costs related to these products is the total of costs deferred less amortization, which is calculated in relation to the present value of estimated gross profits of the underlying contracts. As described in Notes 1 (see section on *DAC, VOBA, DSI and DFEL*) and 7 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions, such as expected future frequency and level of mortality claims, investment margins, retention and rider utilization. Management's assumptions are adjusted, also known as unlocked, for emerging experience and expected changes in trends. The unlocking results in deferred acquisition cost amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

The future contract benefits liability related to these product guarantees is based on estimates of how much the Company will need to pay for future benefits and the amount of fees to be collected from policyholders for these policy features. As described in Note 1 to the consolidated financial statements (see section on *Future Contract Benefits*), there is significant uncertainty inherent in estimating this liability because there is a significant amount of management judgment involved in developing certain assumptions that impact the liability balance, which are consistent with the assumptions used to amortize the related deferred acquisition cost asset as noted above and which include expected future frequency and level of mortality claims, investment margins, retention and rider utilization.

Auditing the valuation of deferred acquisition costs and future contract benefits liabilities related to these products was complex and required the involvement of our actuarial specialists due to the high degree of judgment used by management in setting the assumptions used in the estimate of both the amortization of deferred acquisition costs and the future contract benefits liability related to these products.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the deferred acquisition costs and future contract benefits liability estimation processes, including, among others, controls related to the review and approval processes that management has in place for the assumptions used in estimating the estimated gross profits related to deferred acquisition costs and the future contract benefits liability. This included testing controls related to management's evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We involved actuarial specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management's estimates of prospective changes in these assumptions. In addition, we performed an independent recalculation of estimated gross profits related to deferred policy acquisition costs and the future policy benefit reserves for a sample of cohorts or contracts which we compared to the actuarial model used by management.

Variable Annuity Guaranteed Living Benefit Riders Embedded Derivatives

Description of the Matter

The Company's variable annuity guaranteed living benefit riders include an embedded derivative, represented by an asset totaling $1.7 billion as of December 31, 2022, related to the non-life contingent feature of the product which is accounted for at fair value, with changes in fair value recognized in income. As described in Notes 1 (see section on *Future Contract Benefits*), 5 and 20 to the consolidated financial statements, there is a significant amount of estimation uncertainty inherent in measuring the fair value of the embedded derivative because of the sensitivity of certain assumptions underlying the estimate, including stock market performance, policy lapse experience and rider utilization. Management's assumptions are adjusted over time for emerging experience and expected changes in trends, resulting in changes to the estimated fair value of the embedded derivative.

Auditing the valuation of the embedded derivative related to variable annuity guaranteed living benefit riders was complex and required the involvement of our actuarial specialists due to the high degree of judgment used by management in setting the assumptions used in the estimate of the value of the embedded derivative.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the embedded derivative estimation process, including, among others, controls related to the review and approval processes that management has in place to develop the assumptions used in measuring the fair value of the embedded derivative. This included testing controls related to management's evaluation of current and future market conditions and the need to update policy lapse and rider utilization assumptions.

We involved actuarial specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management's estimates of prospective changes in these assumptions. In addition, we performed an independent recalculation of the embedded derivative for a sample of contracts which we compared to the fair value model used by management.

Goodwill Impairment Charge

Description of the Matter

For the year ended December 31, 2022, the Company recorded a goodwill impairment charge of $634 million. As discussed in Notes 1 (see section on *Goodwill*) and 9 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. As a result of the capital market environment during the third quarter of 2022, including (i) declining equity markets and (ii) the impact of rising interest rates on the Company's discount rate assumption, the Company accelerated the quantitative goodwill impairment test for the Life Insurance reporting unit as the Company concluded that there were indicators of impairment. Based on this quantitative test, the Company incurred an impairment during the third quarter of 2022 of the Life Insurance reporting unit goodwill of $634 million, which represented a write-off of the entire balance of goodwill for the reporting unit. Determining the fair value of the Life Insurance reporting unit as part of the goodwill impairment analysis is sensitive to significant assumptions such as the discount rate, and other relevant assumptions impacting projected financial information, including policyholder behavior assumptions, and those impacted by market or economic conditions.

Auditing the fair value of the Company's Life Insurance reporting unit was complex and required the involvement of our valuation and actuarial specialists due to the high degree of judgment used by management.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process. This included, among others, controls related to the review and approval processes that management has in place to develop the assumptions used in the estimation process, including management's determination of the applicable discount rate, and the profitability of in-force business including policyholder behavior assumptions for the Life Insurance reporting unit.
	We involved actuarial and valuation specialists to assist with our audit procedures which included, among others, an evaluation of the methodology applied by management with those methods used in prior periods. To assess the significant assumptions used by management, we compared the significant assumptions noted above to current industry and economic trends and recent market transactions. We reviewed the historical accuracy of management's estimate and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the Life Insurance reporting unit that would result from changes in the assumptions.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 1966.
Philadelphia, Pennsylvania
February 16, 2023, except for the effect of the restatement disclosed in Note 1,
as to which the date is March 30, 2023

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As Restated	
	As of December 31,	
	2022	**2021**
ASSETS		
Investments:		
Fixed maturity available-for-sale securities, at fair value		
(amortized cost: 2022 - $111,707; 2021 - $105,142; allowance for credit losses: 2022 - $22; 2021 - $19)	$ 99,736	$ 118,711
Trading securities	3,498	4,460
Equity securities	427	375
Mortgage loans on real estate, net of allowance for credit losses		
(portion at fair value: 2022 - $487; 2021 - $739)	18,301	17,991
Policy loans	2,359	2,364
Derivative investments	3,594	5,697
Other investments	3,739	4,288
Total investments	131,654	153,886
Cash and invested cash	3,343	2,612
Deferred acquisition costs and value of business acquired	13,588	6,083
Accrued investment income	1,253	1,189
Reinsurance recoverables, net of allowance for credit losses	19,882	20,295
Goodwill	1,144	1,778
Other assets	20,708	18,519
Separate account assets	143,536	182,583
Total assets	$ 335,108	$ 386,945
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Future contract benefits	$ 42,151	$ 41,030
Other contract holder funds	120,800	111,710
Short-term debt	500	300
Long-term debt	5,955	6,325
Payables for collateral on investments	6,712	8,946
Other liabilities	10,885	15,297
Separate account liabilities	143,536	182,583
Total liabilities	330,539	366,191
Contingencies and Commitments (See Note 13)		
Stockholders' Equity		
Preferred stock – 10,000,000 shares authorized:		
Series C preferred stock – 20,000 shares authorized, issued and outstanding as of December 31, 2022	493	-
Series D preferred stock – 20,000 shares authorized, issued and outstanding as of December 31, 2022	493	-
Common stock – 800,000,000 shares authorized; 169,220,511 and 177,193,515 shares		
issued and outstanding as of December 31, 2022, and December 31, 2021, respectively	4,544	4,735
Retained earnings	6,707	9,578
Accumulated other comprehensive income (loss)	(7,668)	6,441
Total stockholders' equity	4,569	20,754
Total liabilities and stockholders' equity	$ 335,108	$ 386,945

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions, except per share data)

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Revenues			
Insurance premiums	$ 6,087	$ 5,617	$ 5,372
Fee income	6,054	6,905	6,371
Net investment income	5,515	6,111	5,510
Realized gain (loss)	345	414	(513)
Amortization of deferred gain on business sold through reinsurance	42	38	41
Other revenues	723	777	658
Total revenues	18,766	19,862	17,439
Expenses			
Interest credited	2,870	2,933	2,923
Benefits	12,546	8,529	8,677
Commissions and other expenses	5,096	5,794	5,064
Interest and debt expense	283	270	284
Spark program expense	167	87	68
Impairment of intangibles	634	-	-
Total expenses	21,596	17,613	17,016
Income (loss) before taxes	(2,830)	2,249	423
Federal income tax expense (benefit)	(589)	362	(76)
Net income (loss)	(2,241)	1,887	499
Other comprehensive income (loss), net of tax:			
Unrealized investment gains (losses)	(14,030)	(2,535)	3,192
Foreign currency translation adjustment	(20)	(2)	5
Funded status of employee benefit plans	(59)	47	61
Total other comprehensive income (loss), net of tax	(14,109)	(2,490)	3,258
Comprehensive income (loss)	$ (16,350)	$ (603)	$ 3,757
Net Income (Loss) Per Common Share			
Basic	$ (13.11)	$ 10.07	$ 2.58
Diluted	$ (13.19)	$ 9.98	$ 2.56
Cash Dividends Declared Per Common Share	$ 1.80	$ 1.71	$ 1.62

See accompanying Notes to Consolidated Financial Statements

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Preferred Stock			
Balance as of beginning-of-year	$ -	$ -	$ -
Issuance of Series C preferred stock	493	-	-
Issuance of Series D preferred stock	493	-	-
Balance as of end-of-year	986	-	-
Common Stock			
Balance as of beginning-of-year	4,735	5,082	5,162
Stock compensation/issued for benefit plans	40	85	48
Retirement of common stock/cancellation of shares	(231)	(432)	(128)
Balance as of end-of-year	4,544	4,735	5,082
Retained Earnings			
Balance as of beginning-of-year	9,578	8,686	8,854
Cumulative effect from adoption of new accounting standards	-	-	(203)
Net income (loss)	(2,241)	1,887	499
Retirement of common stock	(319)	(673)	(147)
Common stock dividends declared	(311)	(322)	(317)
Balance as of end-of-year	6,707	9,578	8,686
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-year	6,441	8,931	5,673
Other comprehensive income (loss), net of tax	(14,109)	(2,490)	3,258
Balance as of end-of-year	(7,668)	6,441	8,931
Total stockholders' equity as of end-of-year	$ 4,569	$ 20,754	$ 22,699

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities			
Net income (loss)	$ (2,241)	$ 1,887	$ 499
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	(345)	(414)	513
Sales and maturities (purchases) of trading securities, net	300	(87)	266
Amortization of deferred gain on business sold through reinsurance	(42)	(38)	(41)
Impairment of intangibles	634	-	-
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	118	312	48
Premiums and fees receivable	(54)	(93)	(21)
Accrued investment income	(67)	16	(84)
Insurance liabilities and reinsurance-related balances	5,958	(1,955)	(699)
Accrued expenses	(89)	392	(18)
Federal income tax accruals	(535)	361	(98)
Other	399	(213)	169
Net cash provided by (used in) operating activities	4,036	168	534
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(14,813)	(16,915)	(16,761)
Sales of available-for-sale securities and equity securities	2,297	2,268	1,426
Maturities of available-for-sale securities	5,453	9,621	5,354
Purchases of alternative investments	(664)	(757)	(396)
Sales and repayments of alternative investments	446	377	171
Issuance of mortgage loans on real estate	(2,507)	(3,079)	(1,800)
Repayment and maturities of mortgage loans on real estate	2,255	1,881	1,154
Repayment (issuance) of policy loans, net	5	62	50
Net change in collateral on investments, derivatives and related settlements	(4,070)	3,261	1,474
Other	(48)	(303)	(153)
Net cash provided by (used in) investing activities	(11,646)	(3,584)	(9,481)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	-	(1,096)
Issuance of long-term debt, net of issuance costs	296	-	1,289
Payment related to modification or early extinguishment of debt	-	(8)	(13)
Payment related to sale-leaseback transactions	(70)	(59)	(47)
Proceeds from certain financing arrangements	186	159	109
Deposits of fixed account values, including the fixed portion of variable	15,229	12,643	14,034
Withdrawals of fixed account values, including the fixed portion of variable	(6,913)	(6,554)	(6,113)
Transfers from (to) separate accounts, net	(195)	(397)	528
Common stock issued for benefit plans	(16)	20	(7)
Issuance of preferred stock, net of issuance costs	986	-	-
Repurchase of common stock	(550)	(1,105)	(275)
Dividends paid to common stockholders	(310)	(319)	(311)
Other	(2)	(60)	(6)
Net cash provided by (used in) financing activities	8,341	4,320	8,092
Net increase (decrease) in cash, invested cash and restricted cash	731	904	(855)
Cash, invested cash and restricted cash as of beginning-of-year	2,612	1,708	2,563
Cash, invested cash and restricted cash as of end-of-year	$ 3,343	$ 2,612	$ 1,708

See accompanying Notes to Consolidated Financial Statements

LINCOLN NATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

Lincoln National Corporation and its subsidiaries ("LNC" or the "Company," which also may be referred to as "we," "our" or "us") operate multiple insurance businesses through four business segments. See Note 21 for additional details. The collective group of businesses uses "Lincoln Financial Group" as its marketing identity. Through our business segments, we sell a wide range of wealth protection, accumulation, group protection and retirement income products and solutions. These products primarily include universal life insurance ("UL"), variable universal life insurance ("VUL"), linked-benefit UL and VUL, indexed universal life insurance ("IUL"), term life insurance, fixed and indexed annuities, variable annuities, group life, disability and dental and employer-sponsored retirement plans and services.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

Restatement of Previously Issued Consolidated Financial Statements

We have restated herein our audited consolidated financial statements for the years ended December 31, 2022, and December 31, 2021. We have also restated interim financial statement periods for the quarters of 2022 and 2021 and restated impacted amounts within the accompanying notes to the consolidated financial statements.

Restatement Background

Previously, we had entered into a block reinsurance agreement with Resolution Life to reinsure approximately $9.4 billion of in-force executive benefit and universal life reserves. A portion of the transaction was structured as coinsurance, and we paid as consideration investments with a book value of approximately $4.6 billion and a fair value of approximately $5.2 billion as of October 1, 2021, triggering a realized gain of $635 million. This contributed to a total deferred gain of $797 million. At the time of the transaction, we concluded that the $635 million realized gain would be deferred and amortized into income over the benefit period of the reinsurance treaty. The Company's management has concluded that a gain or loss amount pertaining to the transfer of investments to the assuming company in a coinsurance transaction should be recorded as a realized gain or loss at the time of the transfer.

As a result, it was determined that the $635 million deferred gain pertaining to the sale of investments should have been recognized immediately in the fourth quarter of 2021 when the investments were transferred to Resolution Life. This misstatement is described in more detail in "Description of Misstatements – Misstatement Associated with the Coinsurance Reinsurance Transaction" below. As part of the restatement, we also recorded adjustments to correct for previously identified other immaterial misstatements in the impacted periods that are described in more detail in "Description of Misstatements – Other Immaterial Misstatements" below. Accordingly, we have restated herein the consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, in accordance with Accounting Standards Codification ("ASC") Topic 250, Accounting Changes and Error Corrections.

The unaudited restated interim financial information for the quarterly periods in 2022 and 2021 is included in Note 23. The categories of misstatements and their impact on the previously issued consolidated financial statements are described in more detail below.

Description of Misstatements

Misstatement Associated with the Coinsurance Reinsurance Transaction

We recorded adjustments to recognize the realized gain related to the transaction through net income in 2021 instead of deferring and amortizing this gain into net income. These adjustments, which are discussed below, are reflected in the restatement tables below and in Note 23.

For the year ended December 31, 2021, the correction of the misstatement resulted in a $635 million increase to realized gain (loss), an $8 million decrease to amortization of deferred gain on business sold through reinsurance, a $4 million increase to commissions and other expenses related to state income taxes associated with the realized gain and a $131 million increase to federal income tax expense on our Consolidated Statements of Comprehensive Income (Loss). Additionally, the correction of the misstatement resulted in a $492 million decrease to other liabilities and a $492 million increase to retained earnings on our Consolidated Balance Sheets as of December 31, 2021.

For the year ended December 31, 2022, the correction of the misstatement resulted in a $32 million decrease to amortization of deferred gain on business sold through reinsurance on our Consolidated Statements of Comprehensive Income (Loss). Additionally, the correction of the misstatement resulted in a $467 million increase to retained earnings on our Consolidated Balance Sheets as of December 31, 2022.

Other Immaterial Misstatements

As part of the restatement, we made corrections to previously identified errors that the Company determined to be immaterial, both individually and in the aggregate (the "Other Adjustments") for the years ended December 31, 2022, and December 31, 2021.

The Other Adjustments resulted in an increase of $12 million to income (loss) before taxes and a decrease of $12 million to income (loss) before taxes for the years ended December 31, 2022, and December 31, 2021, respectively.

The Other Adjustments included adjustments and reclassifications on our Consolidated Balance Sheets as of December 31, 2022, and December 31, 2021, that had no impact on stockholders' equity. We reclassified derivative investments that resulted in a decrease to derivative investments of $142 million, a decrease to other assets of $70 million and a decrease to other liabilities of $212 million as of December 31, 2022. We reclassified derivative investments that resulted in a decrease to other assets of $760 million, an increase to derivative investments of $260 million and a decrease to other liabilities of $500 million as of December 31, 2021.

The combined impacts of the correction of the misstatement associated with the coinsurance reinsurance transaction and the Other Adjustments are reflected in the "restatement impacts" column of the restatement tables below and in Note 23.

Description of Restatement Tables

The following tables present the amounts previously reported and a reconciliation to the restated amounts reported on the restated Consolidated Balance Sheets as of December 31, 2022, and December 31, 2021, and the restated Consolidated Statements of Comprehensive Income (Loss), the restated Consolidated Statements of Stockholders' Equity and the restated Consolidated Statements of Cash Flows for the years ended December 31, 2022, and December 31, 2021. The amounts as previously reported for the years ended December 31, 2022, and December 31, 2021, were derived from our Annual Report on Form 10-K for the year ended December 31, 2022, originally filed on February 16, 2023.

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value (amortized cost: 2021 - $105,142; allowance for credit losses: 2021 - $19)	$ 118,746	$ (35)	$ 118,711
Trading securities	4,482	(22)	4,460
Equity securities	318	57	375
Mortgage loans on real estate, net of allowance for credit losses (portion at fair value: 2021 - $739)	17,991	-	17,991
Policy loans	2,364	-	2,364
Derivative investments	5,437	260	5,697
Other investments	4,292	(4)	4,288
Total investments	153,630	256	153,886
Cash and invested cash	2,612	-	2,612
Deferred acquisition costs and value of business acquired	6,081	2	6,083
Accrued investment income	1,189	-	1,189
Reinsurance recoverables, net of allowance for credit losses	20,295	-	20,295
Goodwill	1,778	-	1,778
Other assets	19,133	(614)	18,519
Separate account assets	182,583	-	182,583
Total assets	$ 387,301	$ (356)	$ 386,945
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 41,030	$ -	$ 41,030
Other contract holder funds	111,702	8	111,710
Short-term debt	300	-	300
Long-term debt	6,325	-	6,325
Payables for collateral on investments	8,946	-	8,946
Other liabilities	16,143	(846)	15,297
Separate account liabilities	182,583	-	182,583
Total liabilities	367,029	(838)	366,191
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized; 177,193,515 shares issued and outstanding as of December 31, 2021	4,735	-	4,735
Retained earnings	9,096	482	9,578
Accumulated other comprehensive income (loss)	6,441	-	6,441
Total stockholders' equity	20,272	482	20,754
Total liabilities and stockholders' equity	$ 387,301	$ (356)	$ 386,945

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value (amortized cost: 2022 - $111,707; allowance for credit losses: 2022 - $22)	$ 99,736	$ -	$ 99,736
Trading securities	3,498	-	3,498
Equity securities	427	-	427
Mortgage loans on real estate, net of allowance for credit losses (portion at fair value: 2022 - $487)	18,301	-	18,301
Policy loans	2,359	-	2,359
Derivative investments	3,736	(142)	3,594
Other investments	3,739	-	3,739
Total investments	131,796	(142)	131,654
Cash and invested cash	3,343	-	3,343
Deferred acquisition costs and value of business acquired	13,588	-	13,588
Accrued investment income	1,253	-	1,253
Reinsurance recoverables, net of allowance for credit losses	19,882	-	19,882
Goodwill	1,144	-	1,144
Other assets	20,895	(187)	20,708
Separate account assets	143,536	-	143,536
Total assets	$ 335,437	$ (329)	$ 335,108
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 42,151	$ -	$ 42,151
Other contract holder funds	120,800	-	120,800
Short-term debt	500	-	500
Long-term debt	5,955	-	5,955
Payables for collateral on investments	6,712	-	6,712
Other liabilities	11,682	(797)	10,885
Separate account liabilities	143,536	-	143,536
Total liabilities	331,336	(797)	330,539
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized:			
Series C preferred stock – 20,000 shares authorized, issued and outstanding as of December 31, 2022	493	-	493
Series D preferred stock – 20,000 shares authorized, issued and outstanding as of December 31, 2022	493	-	493
Common stock – 800,000,000 shares authorized;			
169,220,511 shares issued and outstanding as of December 31, 2022	4,544	-	4,544
Retained earnings	6,239	468	6,707
Accumulated other comprehensive income (loss)	(7,668)	-	(7,668)
Total stockholders' equity	4,101	468	4,569
Total liabilities and stockholders' equity	$ 335,437	$ (329)	$ 335,108

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions, except per share data)

	For the Year Ended December 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 5,617	$ -	$ 5,617
Fee income	6,887	18	6,905
Net investment income	6,115	(4)	6,111
Realized gain (loss)	(212)	626	414
Amortization of deferred gain on business sold through reinsurance	46	(8)	38
Other revenues	777	-	777
Total revenues	19,230	632	19,862
Expenses			
Interest credited	2,915	18	2,933
Benefits	8,529	-	8,529
Commissions and other expenses	5,791	3	5,794
Interest and debt expense	270	-	270
Spark program expense	87	-	87
Total expenses	17,592	21	17,613
Income (loss) before taxes	1,638	611	2,249
Federal income tax expense (benefit)	233	129	362
Net income (loss)	1,405	482	1,887
Other comprehensive income (loss), net of tax:			
Unrealized investment gains (losses)	(2,535)	-	(2,535)
Foreign currency translation adjustment	(2)	-	(2)
Funded status of employee benefit plans	47	-	47
Total other comprehensive income (loss), net of tax	(2,490)	-	(2,490)
Comprehensive income (loss)	$ (1,085)	$ 482	$ (603)
Net Income (Loss) Per Common Share			
Basic	$ 7.50	$ 2.57	$ 10.07
Diluted	$ 7.43	$ 2.55	$ 9.98
Cash Dividends Declared Per Common Share	$ 1.71	$ -	$ 1.71

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions, except per share data)

	For the Year Ended December 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 6,087	$ -	$ 6,087
Fee income	6,054	-	6,054
Net investment income	5,511	4	5,515
Realized gain (loss)	336	9	345
Amortization of deferred gain on business sold through reinsurance	74	(32)	42
Other revenues	722	1	723
Total revenues	18,784	(18)	18,766
Expenses			
Interest credited	2,870	-	2,870
Benefits	12,546	-	12,546
Commissions and other expenses	5,095	1	5,096
Interest and debt expense	283	-	283
Spark program expense	167	-	167
Impairment of intangibles	634	-	634
Total expenses	21,595	1	21,596
Income (loss) before taxes	(2,811)	(19)	(2,830)
Federal income tax expense (benefit)	(584)	(5)	(589)
Net income (loss)	(2,227)	(14)	(2,241)
Other comprehensive income (loss), net of tax:			
Unrealized investment gains (losses)	(14,030)	-	(14,030)
Foreign currency translation adjustment	(20)	-	(20)
Funded status of employee benefit plans	(59)	-	(59)
Total other comprehensive income (loss), net of tax	(14,109)	-	(14,109)
Comprehensive income (loss)	$ (16,336)	$ (14)	$ (16,350)
Net Income (Loss) Per Common Share			
Basic	$ (13.02)	$ (0.09)	$ (13.11)
Diluted	$ (13.10)	$ (0.09)	$ (13.19)
Cash Dividends Declared Per Common Share	$ 1.80	$ -	$ 1.80

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	For the Year Ended December 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-year	$ 5,082	$ -	$ 5,082
Stock compensation/issued for benefit plans	85	-	85
Retirement of common stock/cancellation of shares	(432)	-	(432)
Balance as of end-of-year	4,735	-	4,735
Retained Earnings			
Balance as of beginning-of-year	8,686	-	8,686
Net income (loss)	1,405	482	1,887
Retirement of common stock	(673)	-	(673)
Common stock dividends declared	(322)	-	(322)
Balance as of end-of-year	9,096	482	9,578
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-year	8,931	-	8,931
Other comprehensive income (loss), net of tax	(2,490)	-	(2,490)
Balance as of end-of-year	6,441	-	6,441
Total stockholders' equity as of end-of-year	$ 20,272	$ 482	$ 20,754

	For the Year Ended December 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Preferred Stock			
Balance as of beginning-of-year	$ -	$ -	$ -
Issuance of Series C preferred stock	493	-	493
Issuance of Series D preferred stock	493	-	493
Balance as of end-of-year	986	-	986
Common Stock			
Balance as of beginning-of-year	4,735	-	4,735
Stock compensation/issued for benefit plans	40	-	40
Retirement of common stock/cancellation of shares	(231)	-	(231)
Balance as of end-of-year	4,544	-	4,544
Retained Earnings			
Balance as of beginning-of-year	9,096	482	9,578
Net income (loss)	(2,227)	(14)	(2,241)
Retirement of common stock	(319)	-	(319)
Common stock dividends declared	(311)	-	(311)
Balance as of end-of-year	6,239	468	6,707
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-year	6,441	-	6,441
Other comprehensive income (loss), net of tax	(14,109)	-	(14,109)
Balance as of end-of-year	(7,668)	-	(7,668)
Total stockholders' equity as of end-of-year	$ 4,101	$ 468	$ 4,569

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Year Ended December 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ 1,405	$ 482	$ 1,887
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	212	(626)	(414)
Sales and maturities (purchases) of trading securities, net	(108)	21	(87)
Amortization of deferred gain on business sold through reinsurance	(46)	8	(38)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	315	(3)	312
Premiums and fees receivable	(93)	-	(93)
Accrued investment income	16	-	16
Insurance liabilities and reinsurance-related balances	(1,954)	(1)	(1,955)
Accrued expenses	389	3	392
Federal income tax accruals	232	129	361
Other	(217)	4	(213)
Net cash provided by (used in) operating activities	151	17	168
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(16,893)	(22)	(16,915)
Sales of available-for-sale securities and equity securities	2,268	-	2,268
Maturities of available-for-sale securities	9,621	-	9,621
Purchases of alternative investments	(757)	-	(757)
Sales and repayments of alternative investments	377	-	377
Issuance of mortgage loans on real estate	(3,084)	5	(3,079)
Repayment and maturities of mortgage loans on real estate	1,881	-	1,881
Repayment (issuance) of policy loans, net	62	-	62
Net change in collateral on investments, derivatives and related settlements	3,261	-	3,261
Other	(303)	-	(303)
Net cash provided by (used in) investing activities	(3,567)	(17)	(3,584)
Cash Flows from Financing Activities			
Payment related to modification or early extinguishment of debt	(8)	-	(8)
Payment related to sale-leaseback transactions	(59)	-	(59)
Proceeds from certain financing arrangements	159	-	159
Deposits of fixed account values, including the fixed portion of variable	12,639	4	12,643
Withdrawals of fixed account values, including the fixed portion of variable	(6,607)	53	(6,554)
Transfers from (to) separate accounts, net	(340)	(57)	(397)
Common stock issued for benefit plans	20	-	20
Repurchase of common stock	(1,105)	-	(1,105)
Dividends paid to common stockholders	(319)	-	(319)
Other	(60)	-	(60)
Net cash provided by (used in) financing activities	4,320	-	4,320
Net increase (decrease) in cash, invested cash and restricted cash	904	-	904
Cash, invested cash and restricted cash as of beginning-of-year	1,708	-	1,708
Cash, invested cash and restricted cash as of end-of-year	$ 2,612	$ -	$ 2,612

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Year Ended December 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ (2,227)	$ (14)	$ (2,241)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	(336)	(9)	(345)
Sales and maturities (purchases) of trading securities, net	300	-	300
Amortization of deferred gain on business sold through reinsurance	(74)	32	(42)
Impairment of intangibles	634	-	634
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	115	3	118
Premiums and fees receivable	(54)	-	(54)
Accrued investment income	(67)	-	(67)
Insurance liabilities and reinsurance-related balances	5,956	2	5,958
Accrued expenses	(89)	-	(89)
Federal income tax accruals	(530)	(5)	(535)
Other	405	(6)	399
Net cash provided by (used in) operating activities	4,033	3	4,036
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(14,813)	-	(14,813)
Sales of available-for-sale securities and equity securities	2,297	-	2,297
Maturities of available-for-sale securities	5,453	-	5,453
Purchases of alternative investments	(664)	-	(664)
Sales and repayments of alternative investments	446	-	446
Issuance of mortgage loans on real estate	(2,503)	(4)	(2,507)
Repayment and maturities of mortgage loans on real estate	2,255	-	2,255
Repayment (issuance) of policy loans, net	5	-	5
Net change in collateral on investments, derivatives and related settlements	(4,071)	1	(4,070)
Other	(48)	-	(48)
Net cash provided by (used in) investing activities	(11,643)	(3)	(11,646)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	-	(300)
Issuance of long-term debt, net of issuance costs	296	-	296
Payment related to sale-leaseback transactions	(70)	-	(70)
Proceeds from certain financing arrangements	186	-	186
Deposits of fixed account values, including the fixed portion of variable	15,229	-	15,229
Withdrawals of fixed account values, including the fixed portion of variable	(6,913)	-	(6,913)
Transfers from (to) separate accounts, net	(195)	-	(195)
Common stock issued for benefit plans	(16)	-	(16)
Issuance of preferred stock, net of issuance costs	986	-	986
Repurchase of common stock	(550)	-	(550)
Dividends paid to common stockholders	(310)	-	(310)
Other	(2)	-	(2)
Net cash provided by (used in) financing activities	8,341	-	8,341
Net increase (decrease) in cash, invested cash and restricted cash	731	-	731
Cash, invested cash and restricted cash as of beginning-of-year	2,612	-	2,612
Cash, invested cash and restricted cash as of end-of-year	$ 3,343	$ -	$ 3,343

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LNC and all other entities in which we have a controlling financial interest and any variable interest entities ("VIEs") in which we are the primary beneficiary. We use the equity method of accounting to recognize all of our investments in limited liability partnerships. All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest. We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders. We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in the consolidated financial statements.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. In applying these estimates and assumptions, management makes subjective and complex judgments that frequently require assumptions about matters that are uncertain and inherently subject to change, including matters related to or impacted by the COVID-19 pandemic. Actual results could differ from these estimates and assumptions. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), goodwill and other intangibles, future contract benefits, other contract holder funds including deferred front-end loads ("DFEL"), pension plans, stock-based incentive compensation, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters.

Business Combinations

We use the acquisition method of accounting for all business combination transactions, and accordingly, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests in the consolidated financial statements. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

Fair Value Measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk ("NPR"), which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification*™ ("ASC"), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to "blockage discounts" that are excluded;
- Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
- Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

Fixed Maturity Available-For-Sale Securities – Fair Valuation Methodologies and Associated Inputs

Securities classified as available-for-sale ("AFS") consist of fixed maturity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) ("AOCI"), net of associated DAC, VOBA, DSI, future contract benefits, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as fixed maturity AFS based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach primarily include third-party pricing services, independent broker quotations or pricing matrices. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our fixed maturity AFS securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all fixed maturity AFS securities on any given day. For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants. For securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs to measure fair value.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our fixed maturity AFS securities discussed above:

- Corporate bonds and U.S. government bonds – We also use Trade Reporting and Compliance Engine™ reported tables for our corporate bonds and vendor trading platform data for our U.S. government bonds.
- Mortgage- and asset-backed securities ("ABS") – We also utilize additional inputs, which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our mortgage-backed securities ("MBS"), which include collateralized mortgage obligations and mortgage pass through securities backed by residential mortgages ("RMBS"), commercial mortgage-backed securities ("CMBS") and collateralized loan obligations ("CLOs").
- State and municipal bonds – We also use additional inputs that include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.
- Hybrid and redeemable preferred securities – We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred securities.

In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source. We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

Fixed Maturity AFS Securities – Evaluation for Recovery of Amortized Cost

We regularly review our fixed maturity AFS securities (also referred to as "debt securities") for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require a credit loss allowance.

For our debt securities, we generally consider the following to determine whether our debt securities with unrealized losses are credit impaired:

- The estimated range and average period until recovery;
- The estimated range and average holding period to maturity;
- Remaining payment terms of the security;
- Current delinquencies and nonperforming assets of underlying collateral;
- Expected future default rates;
- Collateral value by vintage, geographic region, industry concentration or property type;
- Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
- Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security, or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). If we do not intend to sell a debt security, or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an impairment has occurred, and a credit loss allowance is recorded, with a corresponding charge to realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). The remainder of the decline to fair value related to factors other than credit loss is recorded in other comprehensive income ("OCI") to unrealized losses on fixed maturity AFS securities on the Consolidated Statements of Stockholders' Equity, as this amount is considered a noncredit impairment.

When assessing our intent to sell a debt security, or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. Management considers the following as part of the evaluation:

- The current economic environment and market conditions;
- Our business strategy and current business plans;
- The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;
- Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;
- The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;
- The capital risk limits approved by management; and
- Our current financial condition and liquidity demands.

In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield, or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, that we use to determine the amount of a credit loss.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

- Historical and implied volatility of the security;
- The extent to which the fair value has been less than amortized cost;
- Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;
- Failure, if any, of the issuer of the security to make scheduled payments; and
- Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of a credit loss impairment through a credit loss allowance, we continue to reassess the expected cash flows of the debt security at each subsequent measurement date as necessary. If the measurement of credit loss changes, we recognize a provision for (or reversal of) credit loss expense through realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss), limited by the amount that amortized cost exceeds fair value. Losses are charged against the allowance for credit losses when management believes the uncollectibility of a debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest on debt securities is written-off when deemed uncollectible.

To determine the recovery value of a corporate bond or CLO, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

- Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;
- Fundamentals of the industry in which the issuer operates;
- Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;
- Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);
- Expectations regarding defaults and recovery rates;
- Changes to the rating of the security by a rating agency; and
- Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter, we review the cash flows for the MBS portfolio, including current credit enhancements and trends in the underlying collateral performance to determine whether or not they are sufficient to provide for the recovery of our amortized cost. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

- Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;
- Level of borrower creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;
- Susceptibility to fair value fluctuations for changes in the interest rate environment;
- Susceptibility to reinvestment risks, in cases where market yields are lower than the securities' book yield earned;
- Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;
- Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and
- Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security requires a credit loss allowance. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include the credit characteristics of borrowers, geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for a credit loss by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired through a credit loss allowance or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no credit loss allowance is required. Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then an impairment through a credit loss allowance is recognized.

We further monitor the cash flows of all of our debt securities backed by mortgages on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our debt securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment through a credit loss allowance for the security.

Trading Securities

Trading securities consist of fixed maturity securities in designated portfolios, some of which support modified coinsurance and coinsurance with funds withheld reinsurance agreements. Investment results for the portfolios that support modified coinsurance and coinsurance with funds withheld reinsurance agreements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance agreements. Trading securities are carried at fair value, and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance agreements are recorded in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss) as they occur.

Equity Securities

Equity securities are carried at fair value, and changes in fair value are recorded in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss) as they occur. Equity securities consist primarily of common stock of publicly-traded companies, privately placed securities and mutual fund shares. We measure the fair value of our equity securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the equity security. Fair values of publicly-traded equity securities are determined using quoted prices in active markets for identical or comparable securities. When quoted prices are not available, we use valuation methodologies most appropriate for the specific asset. Fair values for private placement securities are determined using discounted cash flow, earnings multiple and other valuation models. The fair values of mutual fund shares that transact regularly are based on transaction prices of identical fund shares.

Mortgage Loans on Real Estate

Mortgage loans on real estate consist of commercial and residential mortgage loans and are generally carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of allowance for credit losses. We carry certain commercial mortgage loans at fair value where the fair value option has been elected. Interest income is accrued on the principal balance of the loan based on the loan's contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on the Consolidated Statements of Comprehensive Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our policy for commercial mortgage loans is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. Our policy for residential mortgage loans is to report loans that are 90 or more days past due, which equates to three or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on the Consolidated Statements of Comprehensive Income (Loss) when received, depending on the assessment of the collectability of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are likewise credited to the allowance for credit losses. Accrued interest on mortgage loans is written-off when deemed uncollectible.

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. Our model estimates expected credit losses over the contractual terms of the loans, which are the periods over which we are exposed to credit risk, adjusted for expected prepayments. Credit loss estimates are segmented by commercial mortgage loans, residential mortgage loans, and unfunded commitments related to commercial mortgage loans.

The allowance for credit losses for pooled loans of similar risk (i.e., commercial and residential mortgage loans) is estimated using relevant historical credit loss information adjusted for current conditions and reasonable and supportable forecasts of future conditions. Historical credit loss experience provides the basis for the estimation of expected credit losses with adjustments for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, delinquency level, or term lengths as well as adjustments for changes in environmental conditions, such as unemployment rates, property values, or other factors that management deems relevant. We apply probability weights to the positive, base and adverse scenarios we use. For periods beyond our reasonable and supportable forecast, we use implicit mean reversion over the remaining life of the recoverable, meaning our model will inherently revert to the baseline scenario as the baseline is representative of the historical average over a longer period of time.

Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a specific credit loss allowance is established for the excess carrying value of the loan over its estimated value. The loan's estimated value is based on: the present value of expected future cash flows discounted at the loan's effective interest rate; the loan's observable market price; or the fair value of the loan's collateral.

Allowance for credit losses are maintained at a level we believe is adequate to absorb current expected lifetime credit losses. Our periodic evaluation of the adequacy of the allowance for credit losses is based on historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, reasonable and supportable forecasts about the future and other relevant factors.

Mortgage loans on real estate are presented net of the allowance for credit losses on the Consolidated Balance Sheets. Changes in the allowance are reported in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). Mortgage loans on real estate deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Our commercial loan portfolio is primarily comprised of long-term loans secured by existing commercial real estate. We believe all of the commercial loans in our portfolio share three primary risks: borrower credit worthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods of monitoring and assessing credit risk are consistent for our entire portfolio.

For our commercial mortgage loan portfolio, trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase a credit loss allowance for a specific loan based upon this analysis.

We measure and assess the credit quality of our commercial mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan. The debt-service coverage ratio compares a property's net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan. These credit quality metrics are monitored and reviewed at least annually.

We have off-balance sheet commitments related to commercial mortgage loans. As such, an allowance for credit losses is developed based on the commercial mortgage loan process outlined above, along with an internally developed conversion factor.

Our residential loan portfolio is primarily comprised of first lien mortgages secured by existing residential real estate. In contrast to the commercial mortgage loan portfolio, residential mortgage loans are primarily smaller-balance homogenous loans that share similar risk characteristics. Therefore, these pools of loans are collectively evaluated for inherent credit losses. Such evaluations consider numerous factors, including, but not limited to borrower credit scores, collateral values, loss forecasts, geographic location, delinquency rates and economic trends. These evaluations and assessments are revised as conditions change and new information becomes available, including updated forecasts, which can cause the allowance for credit losses to increase or decrease over time as such evaluations are revised. Generally, residential mortgage loan pools exclude loans that are nonperforming, as those loans are evaluated individually using the evaluation framework for specific allowance for credit losses described above.

For residential mortgage loans, our primary credit quality indicator is whether the loan is performing or nonperforming. We generally define nonperforming residential mortgage loans as those that are 90 or more days past due and/or in nonaccrual status. There is generally a higher risk of experiencing credit losses when a residential mortgage loan is nonperforming. We monitor and update aging schedules and nonaccrual status on a monthly basis.

Policy Loans

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

Derivative Instruments

We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions. Our derivative instruments are recognized as either assets or liabilities on the Consolidated Balance Sheets at estimated fair value. We have master netting agreements with each of our derivative counterparties that allow for the netting of our derivative asset and liability positions by counterparty. We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in "Fair Value Measurement." The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument based upon the exposure being hedged: as a cash flow hedge or a fair value hedge.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values. For derivative instruments not designated as hedging instruments, but that are economic hedges, the gain or loss is recognized in net income.

We purchase and issue financial instruments and products that contain embedded derivative instruments that are recorded with the associated host contract. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes and reported within other assets or other liabilities on the Consolidated Balance Sheets. The embedded derivative is carried at fair value with changes in fair value recognized in net income during the period of change.

We employ several different methods for determining the fair value of our derivative instruments. The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to measure the current fair market value of the derivative.

Other Investments

Other investments consist primarily of alternative investments, cash collateral receivables related to our derivative instruments, Federal Home Loan Bank ("FHLB") common stock and short-term investments.

Alternative investments consist primarily of investments in limited partnerships ("LPs"). We account for our investments in LPs using the equity method to determine the carrying value. Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships' general partners. As a result, our private equity investments are generally on a three-month delay and our hedge funds are on a one-month delay. In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

In uncleared derivative transactions, we and the counterparty enter into a credit support annex requiring either party to post collateral, which may be in the form of cash, equal to the net derivative exposure. Cash collateral we have posted to a counterparty is recorded within other investments. Cash collateral a counterparty has posted is recorded within payables for collateral on investments. We also have investments in FHLB common stock, carried at cost, that enable access to the FHLB lending program. For more information on our collateralized financing arrangements, see "Payables for Collateral on Investments" below.

Short-term investments consist of securities with original maturities of one year or less, but greater than three months. Securities included in short-term investments are carried at fair value, with valuation methods and inputs consistent with those applied to fixed maturity AFS securities.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

DAC, VOBA, DSI and DFEL

Acquisition costs directly related to successful contract acquisitions or renewals of UL, VUL, traditional life insurance, group life and disability insurance, annuities and other investment contracts have been deferred (i.e., DAC) to the extent recoverable. Such acquisition costs are capitalized in the period they are incurred and primarily include commissions, certain bonuses, portion of total compensation and benefits of certain employees involved in the acquisition process and medical and inspection fees. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus credits and excess interest for dollar cost averaging contracts are considered DSI, and the unamortized balance is reported within other assets on the Consolidated Balance Sheets. Contract sales charges that are collected in the early years of an insurance contract are deferred (i.e., DFEL), and the unamortized balance is reported in other contract holder funds on the Consolidated Balance Sheets.

Both DAC and VOBA amortization, excluding amounts reported in realized gain (loss), is reported within commissions and other expenses on the Consolidated Statements of Comprehensive Income (Loss). DSI amortization, excluding amounts reported in realized gain (loss), is reported in interest credited on the Consolidated Statements of Comprehensive Income (Loss). The amortization of DFEL, excluding amounts reported in realized gain (loss), is reported within fee income on the Consolidated Statements of Comprehensive Income (Loss). The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type. Amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as fixed maturity AFS and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

We account for modifications of insurance contracts that result in a substantially unchanged contract as a continuation of the replaced contract. We account for modifications of insurance contracts that result in a substantially changed contract as an extinguishment of the replaced contract.

For reinsurance transactions where we receive proceeds that represent recovery of our previously incurred acquisition costs, we reduce the applicable unamortized acquisition costs such that the net acquisition costs are capitalized and charged to commissions and other expenses on the Consolidated Statements of Comprehensive Income (Loss).

Acquisition costs for all traditional contracts, including term life insurance, individual whole life and group business, are amortized over the premium-paying period or level term period, depending on the contract, which generally results in amortization less than or equal to 30 years. Acquisition costs are either amortized on a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no intangible balance or related amortization for fixed and variable payout annuities.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits ("EGPs") from surrender charges, investment, death benefits expected to be paid, net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 40 years based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are generally between 15 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated lower lapse experience.

During the third quarter of each year, we conduct our comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL. These assumptions include, but are not limited to, capital markets, investment margins, mortality rates, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts, and with the processing of premium collections, deposits, withdrawals and commissions). Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL included on the Consolidated Balance Sheets are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change related to our expectations of future EGPs ("unlocking"). We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of DAC, VOBA, DSI and DFEL.

DAC, VOBA, DSI and DFEL are reviewed to ensure that the unamortized portion does not exceed the expected recoverable amounts.

Reinsurance

Our insurance subsidiaries enter into reinsurance agreements in the normal course of business to limit our exposure to the risk of loss and to enhance our capital management.

In order for a reinsurance agreement to qualify for reinsurance accounting, the agreement must satisfy certain risk transfer conditions that include, among other items, a reasonable possibility of a significant loss for the assuming entity. When we apply reinsurance accounting, premiums, benefits and DAC amortization are reported net of reinsurance ceded on the Consolidated Statements of Comprehensive Income (Loss). Amounts currently recoverable, such as ceded reserves, are reported in reinsurance recoverables and amounts currently payable to the reinsurers, such as premiums, are included in other liabilities on the Consolidated Balance Sheets. Assets and liabilities and revenues and expenses from certain reinsurance contracts that grant statutory surplus relief to our insurance companies are netted on the Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss), respectively, if there is a contractual right of offset.

We use deposit accounting to recognize reinsurance agreements that do not transfer significant insurance risk. This accounting treatment results in amounts paid or received by our insurance subsidiaries to be considered on deposit with the reinsurer and such amounts are reported in other assets and other liabilities, respectively, on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, deposit assets or liabilities are adjusted.

We estimated an allowance for credit losses for all reinsurance recoverables and related reinsurance deposit assets held by our subsidiaries. As such, we performed a quantitative analysis using a probability of loss model approach to estimate expected credit losses for reinsurance recoverables, inclusive of similar assets recognized using the deposit method of accounting. The credit loss allowance is a general allowance for pools of receivables with similar risk characteristics segmented by credit risk ratings and receivables assessed on an individual basis that do not share similar risk characteristics where we anticipate a credit loss over the life of reinsurance-related assets.

Our model uses relevant internal or external historical loss information adjusted for current conditions and reasonable and supportable forecasts of future events and conditions in developing our credit loss estimate. We utilized historical credit rating data to form an estimation of probability of default of counterparties by means of a transition matrix that provides the rates of credit migration for credit ratings transitioning to impairment. We updated reinsurer credit ratings during the period to incorporate the most up-to-date information on the current state of the financial stability of our reinsurers. To simulate changes in economic conditions, we used positive, base and adverse scenarios that include varying levels of loss given default assumptions to reflect the impact of changes in severity of losses. We applied probability weights to the positive, base and adverse scenarios. For periods beyond our reasonable and supportable forecasts, we used implicit mean reversion over the remaining life of the recoverable. Additionally, we considered factors that impact our exposure at default that are driven by actuarial expectations around term assumptions rather than being directly driven by market or economic environment.

Our model estimates the expected credit losses over the life of the reinsurance asset. Credit loss estimates are segmented based on counterparty credit risk. Our modeling process utilizes counterparty credit ratings, collateral types and amounts, and term and run-off assumptions. For reinsurance recoverables that do not share similar risk characteristics, we assessed on an individual basis to determine a specific credit loss allowance.

We estimated expected credit losses over the contractual term of the recoverable, which is the period during which we are exposed to the credit risk. Reinsurance recoverables may not have explicit contractual lives, but are tied to the underlying insurance products; as a result, we estimated the contractual life by utilizing actuarial estimates of the timing of payouts related to those underlying products.

Reinsurance agreements often require the reinsurer to collateralize the recoverable with funds in a trust account or with a letter of credit for the benefit of the ceding insurance entity that can reduce the expected credit losses on a given agreement. As such, we review reinsurance collateral by individual agreement to sensitize risk of loss based on level of collateralization. This review is driven by the assumption that non-collateralized reinsurance recoverables would have materially higher losses in times of default. Therefore, reinsurance recoverables are pooled as either fully-collateralized or non-collateralized.

Reinsurance recoverables are presented net of the allowance for credit losses on the Consolidated Balance Sheets. Changes in the allowance for credit losses are reported in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss). Reinsurance recoverables deemed uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance for credit losses, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Goodwill

We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed for impairment annually as of October 1 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

We perform a quantitative goodwill impairment test where the fair value of the reporting unit is determined and compared to the carrying value of the reporting unit. If the carrying value of the reporting unit is greater than the reporting unit's fair value, goodwill is impaired and written down to the reporting unit's fair value; and a charge is reported in impairment of intangibles on the Consolidated Statements of Comprehensive Income (Loss). The results of one goodwill impairment test on one reporting unit cannot subsidize the results of another reporting unit.

Other Assets and Other Liabilities

Other assets consist primarily of certain reinsurance assets, net of allowance for credit losses, certain guaranteed living benefit ("GLB") features, current and deferred taxes, premiums and fees receivable, property and equipment owned by the Company, balances associated with corporate-owned and bank-owned life insurance, receivables resulting from sales of securities that had not yet settled as of the balance sheet date, specifically identifiable intangible assets, DSI, operating lease right-of-use ("ROU") assets and other receivables and prepaid expenses. Other liabilities consist primarily of certain reinsurance payables, certain GLB features, current and deferred taxes, pension and other employee benefit liabilities, deferred gain on business sold through reinsurance, derivative instrument liabilities, payables resulting from purchases of securities that had not yet settled as of the balance sheet date, long-term operating lease liabilities, certain financing arrangements, finance lease liabilities and other accrued expenses.

The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are related to credit loss or non-credit, including unexpected or adverse changes in the following: the economic or competitive environments in which the company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation. If there was an indication of impairment, then the discounted cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on the Consolidated Statements of Comprehensive Income (Loss). Sales force intangibles are attributable to the value of the new business distribution system acquired through business combinations. These assets are amortized on a straight-line basis over their useful life of 25 years. Specifically identifiable intangible assets also includes the value of customer relationships acquired ("VOCRA") and value of distribution agreements ("VODA"). The carrying values of VOCRA and VODA are amortized using a straight-line basis over their weighted average life of 20 years and 13 years, respectively. See Note 9 for more information regarding specifically identifiable intangible assets.

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment. Certain assets on the Consolidated Balance Sheets are related to finance leases and certain financing arrangements and are depreciated in a manner consistent with our current depreciation policy for owned assets. We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed. Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

We lease office space and certain equipment under various long-term lease agreements. We determine if an arrangement is a lease at inception. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Our leases do not provide an implicit rate; therefore, we use our incremental borrowing rate at the commencement date in determining the present value of future payments. The ROU asset is calculated using the lease liability carrying amount, plus or minus prepaid/accrued lease payments, minus the unamortized balance of lease incentives received, plus unamortized initial direct costs. Lease terms used to calculate our lease obligation include options when we are reasonably certain that we will exercise such options. Our lease agreements may contain both lease and non-lease components, which are accounted for separately. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Other liabilities include deferred gains on business sold through reinsurance. Effective October 1, 2021, we entered into a reinsurance agreement with Security Life of Denver Insurance Company (a subsidiary of Resolution Life that we refer to herein as "Resolution Life"). We are recognizing the gain related to this transaction over the projected life of the policies, or 30 years. Effective January 1, 2020, we entered into a reinsurance agreement with Swiss Re Life & Health America, Inc ("Swiss Re"). We are recognizing the gain related to this transaction over the period in which the in-force policies are expected to run off, or 15 years. Effective October 1, 2018, we entered into a reinsurance agreement with Athene Holding Ltd. ("Athene"). We are recognizing the gain related to this transaction over the period in which the majority of account values is expected to run off, or 20 years. See Note 8 for additional information.

Separate Account Assets and Liabilities

Separate accounts represent segregated funds that are maintained to meet specific investment objectives of contract holders who direct the investments and bear the investment risk, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

We report separate account assets as a summary total on the Consolidated Balance Sheets based on the fair value of the underlying investments. The underlying investments consist primarily of mutual funds, fixed maturity AFS securities, short-term investments and cash. Investment income and net realized and unrealized gains (losses) of the separate accounts generally accrue directly to the contract holders; therefore, they are not reflected on the Consolidated Statements of Comprehensive Income (Loss), and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts. Asset-based fees and contract administration charges are assessed against the accounts and included within fee income on the Consolidated Statements of Comprehensive Income (Loss). An amount equivalent to the separate account assets is recorded as separate account liabilities, representing the account balance obligated to be returned to the contract holder.

Future Contract Benefits

Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims. We continually review overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary.

The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality rates and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue. The liabilities for future contract benefits and claims reserves for immediate and deferred paid-up annuities are computed using investment yield assumptions that range from 0.50% to 12.15%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liability for future claim reserves for long-term disability contracts for incurred and reported claims are calculated based on assumptions as to interest, claim resolution rates and offsets for other insurance including social security. Claim resolution rate assumptions and social security offsets are based on our actual experience. The interest rate assumptions used for discounting claim reserves are based on projected portfolio yield rates, after consideration for defaults and investment expenses, for assets supporting the liabilities. During the third quarter of each year, we conduct our comprehensive review of the assumptions and reserving models used in calculating these reserves. The incurred but not reported claim reserves are based on our experiences as to the reporting lags and ultimate loss experience. Claim reserves are subject to revision as current claim experience and projections of future factors affecting claim experience change. Claim reserves do not include a provision for adverse deviation.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2022, 2021 and 2020, participating policies comprised less than 1% of the face amount of business in force, and dividend expenses were $49 million, $48 million and $53 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We issue variable annuity and life contracts through separate accounts that may include various types of guaranteed benefits. The liabilities for these guarantees are calculated by estimating the present value of total expected benefit payments over the life of the contract from inception divided by the present value of total expected assessments over the life of the contract ("benefit ratio") multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative payments plus interest on the liability. The change in the liability for a period is the benefit ratio multiplied by the assessments recorded for the period less payments made in the period plus interest. As experience or assumption changes result in a change in expected benefit payments or assessments, the benefit ratio is unlocked or, in other words, recalculated using the updated expected benefit payments and assessments over the life of the contract since inception. The revised benefit ratio is then applied to the liability calculation described above, with the resulting change in liability reported in benefits on the Consolidated Statements of Comprehensive Income (Loss). During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models used in estimating these reserves and unlock assumptions similar to the DAC discussion above. We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying value of these reserves. The change in liability impacts EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Certain of our variable annuity contracts reported within future contract benefits contain GLB reserves embedded derivatives, a portion of which may be reported in either other assets or other liabilities, and include guaranteed interest and similar contracts, that are carried at fair value on the Consolidated Balance Sheets, which represents approximate exit price including an estimate for our NPR. Certain of these features have elements of both insurance benefits and embedded derivatives. Through our hybrid accounting approach, for reserve calculation purposes we assign product cash flows to the embedded derivative or insurance portion of the reserves based on the life-contingent nature of the benefits. We report the insurance portion of the reserves in future contract benefits. We classify these GLB reserves embedded derivatives items in Level 3 within the hierarchy levels described above in "Fair Value Measurement." The "market consistent scenarios" used in the determination of the fair value of the GLB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. We use risk-neutral Monte Carlo simulations in our calculation to value the entire block of guarantees, which involve 100 unique scenarios per policy or approximately 44 million scenarios. The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include, but are not limited to, assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, rider utilization, etc.), mortality rates, risk margins, maintenance expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value. As discussed in Note 5, we use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves. The net impact of these changes is reported as a component of realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss).

Other Contract Holder Funds

Other contract holder funds includes account values on UL and VUL insurance and investment-type annuity products where account values are equal to deposits plus interest credited less withdrawals, surrender charges, asset-based fees and contract administration charges, as well as amounts representing the fair value of embedded derivative instruments associated with our IUL and indexed annuity products. During the third quarter of each year, we conduct our comprehensive review of the assumptions and projection models used in estimating these embedded derivatives and unlock assumptions similar to the DAC discussion above. We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying value of these embedded derivatives. Other contract holder funds also includes DFEL (see "DAC, VOBA, DFEL and DSI" above), dividends payable to contract holders and undistributed earnings on participating business.

Short-Term and Long-Term Debt

Short-term debt has contractual or expected maturities of one year or less. Long-term debt has contractual or expected maturities greater than one year.

Payables for Collateral on Investments

When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash or non-cash collateral received. This liability is included within payables for collateral on investments on the Consolidated Balance Sheets. Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on the Consolidated Statements of Comprehensive Income (Loss). Changes in payables for collateral on investments are reflected within cash flows from investing activities on the Consolidated Statements of Cash Flows.

Contingencies and Commitments

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable, based on our best estimate.

Fee Income

Fee income for investment and interest-sensitive life insurance contracts consists of asset-based fees, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account values. Investment products consist primarily of individual and group variable and fixed annuities. Interest-sensitive life insurance products include UL, VUL, linked-benefit UL and VUL and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the "attributed fees"), which are not reported within fee income on the Consolidated Statements of Comprehensive Income (Loss). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees and contract administration charges are assessed on a daily or monthly basis and recognized as revenue as performance obligations are met, over the period underlying customer assets are owned or advisory services are provided. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms. For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

Wholesaling-related 12b-1 fees received from separate account fund sponsors as compensation for servicing the underlying mutual funds are recorded as revenues based on a contractual percentage of the market value of mutual fund assets over the period shares are owned by customers. Net investment advisory fees related to asset management of certain separate account funds are recorded as revenues based on a contractual percentage of the customer's managed assets over the period advisory services are provided. Fee income related to 12b-1 fees and net investment advisory fees, reported primarily within our Annuities segment, was $743 million, $848 million and $732 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Insurance Premiums

Insurance premiums consist primarily of group insurance products, traditional life insurance and payout annuities with life contingencies. These premiums are recognized as revenue when due.

Net Investment Income

We earn investment income on the underlying general account investments supporting our fixed products less related expenses. Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For CLOs and MBS, included in the trading and fixed maturity AFS securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Any adjustments resulting from changes in effective yield are reflected in net investment income on the Consolidated Statements of Comprehensive Income (Loss).

Realized Gain (Loss)

Realized gain (loss) includes realized gains and losses from the sale of investments, write-downs for impairments of investments and changes in the allowance for credit losses for financial assets, changes in fair value of mortgage loans on real estate accounted for under the fair value option, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance-related embedded derivatives and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements and certain modified coinsurance for which we have a contractual obligation.

Other Revenues

Other revenues consist primarily of fees attributable to broker-dealer services recorded as performance obligations are met, either at the time of sale or over time based on a contractual percentage of customer account values, and proceeds from reinsurance recaptures. The broker-dealer services primarily relate to our retail sales network and consist of commission revenue for the sale of non-affiliated securities recorded on a trade date basis and advisory fee income. Advisory fee income is asset-based revenues recorded as earned based on a contractual percentage of customer account values. Other revenues attributable to broker-dealer services and advisory fee income, reported primarily within our Annuities segment, were $584 million, $628 million and $516 million for the years ended December 31, 2022, 2021 and 2020, respectively. Other revenues earned by our Group Protection segment consist of fees from administrative services performed, which are recognized as performance obligations are met over the terms of the underlying agreements, and were $203 million, $180 million and $177 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Interest Credited

We credit interest to our contract holder account values based on the contractual terms supporting our products.

Benefits

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account values. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits, annuity products with guaranteed death and living benefits and certain annuities with life contingencies. For traditional life, group life and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

Spark Program Expense

Spark program expense consists primarily of costs related to our Spark Initiative.

Pension and Other Postretirement Benefit Plans

Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. The mortality assumption is based on actual and anticipated plan experience, determined using acceptable actuarial methods. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate.

Stock-Based Compensation

In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date our stock awards are approved, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholders' equity. We apply an estimated forfeiture rate to our accrual of compensation cost. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on the Consolidated Balance Sheets, and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in commissions and other expenses on the Consolidated Statements of Comprehensive Income (Loss).

Interest and Debt Expense

Interest expense on our short-term and long-term debt is recognized as due and any associated premiums, discounts and debt issuance costs are amortized (accreted) over the term of the related borrowing utilizing the effective interest method. In addition, gains or losses related to certain derivative instruments associated with debt are recognized in interest and debt expense during the period of the change.

Income Taxes

We file a U.S. consolidated income tax return that includes all of our eligible subsidiaries. Ineligible subsidiaries file separate individual corporate tax returns. Subsidiaries operating outside of the U.S. are taxed, and income tax expense is recorded, based on applicable foreign statutes. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

Foreign Currency Translation

The balance sheet accounts and income statement items of foreign subsidiaries, reported in functional currencies other than the U.S. dollar are translated at the current and average exchange rates for the year, respectively. Resulting translation adjustments and other translation adjustments for foreign currency transactions that affect cash flows are reported in AOCI, a component of stockholders' equity.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the average common shares outstanding. Diluted EPS is computed assuming the conversion or exercise of non-vested stock, stock options and performance share units outstanding during the year.

For any period where a net loss is experienced, shares used in the diluted EPS calculation represent basic shares, as the use of diluted shares would result in a lower loss per share.

2. New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates ("ASUs") issued by the FASB and the impact of the adoption on the consolidated financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2020-04, Reference Rate Reform (Topic 848) and related amendments	The amendments in this update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions impacted by reference rate reform. If certain criteria are met, an entity will not be required to remeasure or reassess contracts impacted by reference rate reform. Additionally, changes to the critical terms of a hedging relationship affected by reference rate reform will not require entities to de-designate the relationship if certain requirements are met. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, with certain exceptions. The amendments are effective for contract modifications made between March 12, 2020, and December 31, 2024.	March 12, 2020 through December 31, 2024	This standard may be elected and applied prospectively as reference rate reform unfolds. We have elected practical expedients to maintain hedge accounting for certain derivatives. We will continue to evaluate our options under this guidance as our reference rate reform adoption process continues. This ASU has not had a material impact to our consolidated financial condition and results of operations, but we will continue to evaluate those impacts as our transition progresses.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts and related amendments	These amendments make changes to the accounting and reporting for long-duration contracts issued by an insurance entity that will significantly change how insurers account for long-duration contracts, including how they measure, recognize and make disclosures about insurance liabilities and DAC. Under this ASU, insurers will be required to review cash flow assumptions at least annually and update them if necessary. They also will have to make quarterly updates to the discount rate assumptions they use to measure the liability for future policyholder benefits. The ASU creates a new category of market risk benefits (i.e., features that protect the contract holder from capital market risk and expose the insurer to that risk) that insurers will have to measure at fair value. The ASU provides various transition methods by topic that entities may elect upon adoption. The ASU is effective January 1, 2023, and early adoption is permitted.	January 1, 2023	We will adopt this ASU effective January 1, 2023, with a transition date of January 1, 2021, using a modified retrospective approach, except for market risk benefits in which we will apply a full retrospective transition approach. We currently estimate that, at the transition date of January 1, 2021, the adoption of this standard and related amendments will result in a decrease to previously reported stockholders' equity in an after-tax range of approximately $1.4 billion to $1.9 billion, including a decrease to previously reported retained earnings in an after-tax range of approximately $6.0 billion to $6.5 billion, and an increase to previously reported AOCI in an after-tax range of approximately $4.4 billion to $4.9 billion. The remeasurement of certain current benefits (e.g., guaranteed death benefits on variable annuities) to fair valued market risk benefits, excluding the portion attributable to NPR, is expected to have the most significant impact to retained earnings. The most significant drivers of the cumulative adjustment to AOCI are expected to be the NPR associated with the fair valued market risk benefits, the elimination of DAC and DAC-like intangible balances recorded in AOCI related to changes in unrealized gains and losses on investments, and the changes in the discount rate assumption since the inception of the contracts to reflect the changes in the upper-medium-grade fixed-income instrument (single-A) interest rate for the liability for future policy benefits associated with certain long-duration contracts. The effect this standard adoption has on stockholders' equity will be impacted by economic conditions, including fluctuations in both the capital markets and interest rates, as well as certain actuarial assumptions. As such, based on market movements subsequent to January 1, 2021, we expect the impact to stockholders' equity will be less significant as of December 31, 2022, in comparison to the expected transition impact.

3. Variable Interest Entities

Consolidated VIEs

Reinsurance-Related Notes

We are the sole equity owner of Lincoln Financial Limited Liability Company I ("LFLLCI"), which we formed in July 2013. The activities of LFLLCI relate solely to our captive reinsurance subsidiary, the Lincoln Reinsurance Company of Vermont V ("LRCVV"), and are primarily to acquire, hold and issue notes with LRCVV as well as pay and collect interest on the notes. LFLLCI holds a surplus note issued by LRCVV that had an outstanding principal balance of $568 million as of December 31, 2022. LFLLCI issued a long-term note to LRCVV that has a principal balance that moves concurrently with any variability in the face amount of the surplus note LFLLCI received from LRCVV. We concluded that LFLLCI is a VIE and that LNC is the primary beneficiary as we have the power to direct the most significant activities affecting the performance of LFLLCI.

Asset information (dollars in millions) for the consolidated VIEs included on the Consolidated Balance Sheets was as follows:

	As of December 31, 2022			As of December 31, 2021		
	Number of Instruments	Notional Amounts	Carrying Value	Number of Instruments	Notional Amounts	Carrying Value
Assets						
Total return swap	1	$ 568	$ -	1	$ 594	$ -

There were no gains or losses for consolidated VIEs recognized on the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022 and 2021.

Unconsolidated VIEs

Reinsurance-Related Notes

Effective September 30, 2014, we entered into a transaction with a non-affiliated VIE whose primary activities are to acquire, hold and issue notes and loans, pay and collect interest on the notes and loans, and enter into derivative instruments. We issued a long-term senior note to the non-affiliated VIE in exchange for a corporate bond AFS security of like principal and duration that was assigned to one of our subsidiaries. The outstanding principal balance of this long-term senior note was $1.0 billion as of December 31, 2022, and it is variable in nature; moving concurrently with any variability in the face amount of the corporate bond AFS security up to a maximum amount of $1.1 billion. We have concluded that we are not the primary beneficiary of the non-affiliated VIE because we do not have power over the activities that most significantly affect its economic performance. In addition, the terms of the senior note provide us with a set-off right with the corporate bond AFS security we purchased from the VIE; therefore, neither appears on the Consolidated Balance Sheets. The VIE has entered into a total return swap with an unaffiliated third party that supports any necessary principal funding of the corporate bond AFS security required by our subsidiaries while the security is outstanding.

Effective October 1, 2017, our captive reinsurance subsidiary, the Lincoln Reinsurance Company of Vermont VI, restructured the $275 million, long-term surplus note which was originally issued to a non-affiliated VIE in October 2015 in exchange for two corporate bond AFS securities of like principal and duration. The activities of the VIE are primarily to acquire, hold and issue notes and loans and to pay and collect interest on the notes and loans. The outstanding principal balance of the long-term surplus note is variable in nature; moving concurrently with any variability in the face amount of the corporate bond AFS securities. We have concluded that we are not the primary beneficiary of the non-affiliated VIE because we do not have power over the activities that most significantly affect its economic performance. As of December 31, 2022, the principal balance of the long-term surplus note was zero and we do not currently have any exposure to this VIE.

Effective November 1, 2019, we entered into a transaction with a non-affiliated VIE whose primary activities are to acquire, hold and issue notes, as well as pay and collect interest on the notes. We issued a long-term senior note to the non-affiliated VIE in exchange for a corporate bond AFS security of like principal and duration that was assigned to one of our subsidiaries. The outstanding principal balance of this long-term senior note was $391 million as of December 31, 2022, and it is variable in nature, moving concurrently with any variability in the face amount of the corporate bond AFS security up to a maximum amount of $500 million. We have concluded that we are not the primary beneficiary of the non-affiliated VIE due to our lack of power over the activities that most significantly affect its economic performance as well as the extent of our obligation to absorb its losses. In addition, the terms of the senior note provide us with a set-off right with the corporate bond AFS security we purchased from the VIE; therefore, neither appears on the Consolidated Balance Sheets.

Effective September 30, 2021, we entered into a transaction with a non-affiliated VIE whose primary activities are to acquire, hold and issue notes, as well as pay and collect interest on the notes. We issued a long-term senior note to the non-affiliated VIE in exchange for a corporate bond AFS security of like principal and duration that was assigned to one of our subsidiaries. The outstanding principal balance of this long-term senior note was $400 million as of December 31, 2022, and it is variable in nature, moving concurrently with any variability in the face amount of the corporate bond AFS security up to a maximum amount of $400 million. We have concluded that we are not the primary beneficiary of the non-affiliated VIE due to our lack of power over the activities that most significantly affect its economic performance as well as the extent of our obligation to absorb its losses. In addition, the terms of the senior note provide us with a set-off right with the corporate bond AFS security we purchased from the VIE; therefore, neither appears on the Consolidated Balance Sheets.

Effective December 31, 2022, we entered into a transaction with a non-affiliated VIE whose primary activities are to acquire, hold and issue notes, as well as pay and collect interest on the notes. We issued a long-term note to the non-affiliated VIE in exchange for a corporate bond AFS security of like principal and duration that was assigned to one of our subsidiaries. The outstanding principal balance of this long-term note was $500 million as of December 31, 2022, and it is variable in nature, moving concurrently with any variability in the face amount of the corporate bond AFS security up to a maximum amount of $500 million. We have concluded that we are not the primary beneficiary of the non-affiliated VIE due to our lack of power over the activities that most significantly affect its economic performance as well as the extent of our obligation to absorb its losses. In addition, the terms of the note provide us with a set-off right with the corporate bond AFS security we received from the VIE; therefore, neither appears on the Consolidated Balance Sheets.

Structured Securities

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These structured securities include our ABS, RMBS and CMBS. We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on the Consolidated Balance Sheets. For information about these structured securities, see Note 4.

Limited Partnerships and Limited Liability Companies

We invest in certain LPs and limited liability companies ("LLCs") that we have concluded are VIEs. Our exposure to loss is limited to the capital we invest in the LPs and LLCs. We do not hold any substantive kick-out or participation rights in the LPs and LLCs, and we do not receive any performance fees or decision maker fees from the LPs and LLCs. Based on our analysis of the LPs and LLCs, we are not the primary beneficiary of the VIEs as we do not have the power to direct the most significant activities of the LPs and LLCs. The carrying amounts of our investments in the LPs and LLCs are recognized in other investments on the Consolidated Balance Sheets and were $3.1 billion and $2.9 billion as of December 31, 2022 and 2021, respectively.

4. Investments

Fixed Maturity AFS Securities

The amortized cost, gross unrealized gains and losses, allowance for credit losses and fair value of fixed maturity AFS securities (in millions) were as follows:

	As of December 31, 2022				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Fixed maturity AFS securities:					
Corporate bonds	$ 89,249	$ 787	$ 11,004	$ 9	$ 79,023
U.S. government bonds	405	5	31	-	379
State and municipal bonds	5,410	172	512	-	5,070
Foreign government bonds	348	17	47	-	318
RMBS	2,216	22	222	7	2,009
CMBS	1,917	3	246	-	1,674
ABS	11,797	38	926	5	10,904
Hybrid and redeemable preferred securities	365	25	30	1	359
Total fixed maturity AFS securities	$ 111,707	$ 1,069	$ 13,018	$ 22	$ 99,736

	As Restated								
	As of December 31, 2021								
	Amortized Cost		Gross Unrealized				Allowance for Credit Losses		Fair Value
			Gains		Losses				
Fixed maturity AFS securities:									
Corporate bonds	$	86,373	$	12,113	$	349	$	17	$	98,120
U.S. government bonds		375		60		2		-		433
State and municipal bonds		5,322		1,311		12		-		6,621
Foreign government bonds		373		64		5		-		432
RMBS		2,334		196		4		1		2,525
CMBS		1,552		61		14		-		1,599
ABS		8,439		127		54		-		8,512
Hybrid and redeemable preferred securities		374		107		11		1		469
Total fixed maturity AFS securities	$	105,142	$	14,039	$	451	$	19	$	118,711

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) as of December 31, 2022, were as follows:

	Amortized Cost		Fair Value	
Due in one year or less	$	3,386	$	3,352
Due after one year through five years		17,659		16,816
Due after five years through ten years		18,568		16,736
Due after ten years		56,164		48,245
Subtotal		95,777		85,149
Structured securities (RMBS, CMBS, ABS)		15,930		14,587
Total fixed maturity AFS securities	$	111,707	$	99,736

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses of fixed maturity AFS securities (dollars in millions) for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	As of December 31, 2022											
	Less Than or Equal to Twelve Months				Greater Than Twelve Months				Total			
	Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses [1]	
Fixed maturity AFS securities:												
Corporate bonds	$	59,929	$	9,049	$	7,094	$	1,955	$	67,023	$	11,004
U.S. government bonds		261		25		27		6		288		31
State and municipal bonds		1,958		440		237		72		2,195		512
Foreign government bonds		130		19		58		28		188		47
RMBS		1,490		179		193		43		1,683		222
CMBS		1,224		156		320		90		1,544		246
ABS		6,715		552		3,326		374		10,041		926
Hybrid and redeemable preferred securities		63		5		97		25		160		30
Total fixed maturity AFS securities	$	71,770	$	10,425	$	11,352	$	2,593	$	83,122	$	13,018

Total number of fixed maturity AFS securities in an unrealized loss position		8,175

| | As of December 31, 2021 | | | | | |
| | Less Than or Equal to Twelve Months | | Greater Than Twelve Months | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses [1]
Fixed maturity AFS securities:						
Corporate bonds	$ 10,796	$ 234	$ 1,567	$ 115	$ 12,363	$ 349
U.S. government bonds	6	-	26	2	32	2
State and municipal bonds	522	11	24	1	546	12
Foreign government bonds	61	3	56	2	117	5
RMBS	262	3	22	1	284	4
CMBS	446	12	37	2	483	14
ABS	4,646	49	165	5	4,811	54
Hybrid and redeemable preferred securities	47	1	76	10	123	11
Total fixed maturity AFS securities	$ 16,786	$ 313	$ 1,973	$ 138	$ 18,759	$ 451

Total number of fixed maturity AFS securities in an unrealized loss position						2,597

[1] As of December 31, 2022 and 2021, we recognized $6 million and $8 million of gross unrealized losses, respectively, in OCI for fixed maturity AFS securities for which an allowance for credit losses has been recorded.

The fair value, gross unrealized losses (in millions) and number of fixed maturity AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

| | As of December 31, 2022 | | |
	Fair Value	Gross Unrealized Losses	Number of Securities [1]
Less than six months	$ 11,351	$ 3,659	1,500
Six months or greater, but less than nine months	4,411	2,226	650
Nine months or greater, but less than twelve months	447	302	74
Twelve months or greater	2	1	15
Total	$ 16,211	$ 6,188	2,239

| | As of December 31, 2021 | | |
	Fair Value	Gross Unrealized Losses	Number of Securities [1]
Less than six months	$ 12	$ 3	6
Twelve months or greater	58	8	24
Total	$ 70	$ 11	30

[1] We may reflect a security in more than one aging category based on various purchase dates.

Our gross unrealized losses on fixed maturity AFS securities increased by $12.6 billion for the year ended December 31, 2022. As discussed further below, we believe the unrealized loss position as of December 31, 2022, did not require an impairment recognized in earnings as (i) we did not intend to sell these fixed maturity AFS securities; (ii) it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis; and (iii) the difference in the fair value compared to the amortized cost was due to factors other than credit loss. Based upon this evaluation as of December 31, 2022, management believes we have the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums, fee income and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our impaired securities.

As of December 31, 2022, the unrealized losses associated with our corporate bond, U.S. government bond, state and municipal bond and foreign government bond securities were attributable primarily to rising interest rates and widening credit spreads since purchase. We performed a detailed analysis of the financial performance of the underlying issuers and determined that we expected to recover the entire amortized cost of each impaired security.

Credit ratings express opinions about the credit quality of a security. Securities rated investment grade (those rated BBB- or higher by S&P Global Ratings ("S&P") or Baa3 or higher by Moody's Investors Service ("Moody's")) are generally considered by the rating agencies and market participants to be low credit risk. As of December 31, 2022 and 2021, 96% of the fair value of our corporate bond portfolio was rated investment grade. As of December 31, 2022 and 2021, the portion of our corporate bond portfolio rated below investment grade had an amortized cost of $3.7 billion, and a fair value of $3.5 billion and $3.8 billion, respectively. Based upon the analysis discussed above, we believe that as of December 31, 2022 and 2021, we would have recovered the amortized cost of each corporate bond.

As of December 31, 2022, the unrealized losses associated with our MBS and ABS were attributable primarily to rising interest rates and widening credit spreads since purchase. We assessed for credit impairment using a cash flow model that incorporates key assumptions including default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost of each impaired security.

As of December 31, 2022, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of underlying issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the underlying issuers based upon credit performance and investment ratings and determined that we expected to recover the entire amortized cost of each impaired security.

Credit Loss Impairment on Fixed Maturity AFS Securities

We regularly review our fixed maturity AFS securities for declines in fair value that we determine to be impairment-related, including those attributable to credit risk factors that may require an allowance for credit losses. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our fixed maturity AFS securities.

Changes in the allowance for credit losses on fixed maturity AFS securities (in millions), aggregated by investment category, were as follows:

	For the Year Ended December 31, 2022			
	Corporate Bonds	RMBS	Other	Total
Balance as of beginning-of-year	$ 17	$ 1	$ 1	$ 19
Additions from purchases of PCD debt securities [1]	-	-	-	-
Additions for securities for which credit losses were not previously recognized	4	3	1	8
Additions (reductions) for securities for which credit losses were previously recognized	2	3	4	9
Reductions for securities disposed	(2)	-	-	(2)
Reductions for securities charged-off	(12)	-	-	(12)
Balance as of end-of-year [2]	$ 9	$ 7	$ 6	$ 22

	For the Year Ended December 31, 2021			
	Corporate Bonds	RMBS	Other	Total
Balance as of beginning-of-year	$ 12	$ 1	$ -	$ 13
Additions from purchases of PCD debt securities [1]	-	-	-	-
Additions for securities for which credit losses were not previously recognized	8	-	1	9
Additions (reductions) for securities for which credit losses were previously recognized	5	-	-	5
Reductions for securities disposed	(2)	-	-	(2)
Reductions for securities charged-off	(6)	-	-	(6)
Balance as of end-of-year [2]	$ 17	$ 1	$ 1	$ 19

| | For the Year Ended December 31, 2020 | | | |
	Corporate Bonds	RMBS	Other	Total
Balance as of beginning-of-year	$ -	$ -	$ -	$ -
Additions from purchases of PCD debt securities [1]	-	-	-	-
Additions for securities for which credit losses were not previously recognized	43	1	1	45
Additions (reductions) for securities for which credit losses were previously recognized	(1)	-	(1)	(2)
Reductions for securities disposed	(17)	-	-	(17)
Reductions for securities charged-off	(13)	-	-	(13)
Balance as of end-of-year [2]	$ 12	$ 1	$ -	$ 13

[1] Represents purchased credit-deteriorated ("PCD") fixed maturity AFS securities.
[2] As of December 31, 2022, 2021 and 2020, accrued investment income on fixed maturity AFS securities totaled $1.1 billion, $972 million and $1.0 billion, respectively, and was excluded from the estimate of credit losses.

Trading Securities

Trading securities at fair value (in millions) consisted of the following:

	As of December 31, 2022	As Restated As of December 31, 2021
Fixed maturity securities:		
Corporate bonds	$ 2,248	$ 2,734
U.S. government bonds	-	32
State and municipal bonds	21	27
Foreign government bonds	49	73
RMBS	99	95
CMBS	137	137
ABS	919	1,338
Hybrid and redeemable preferred securities	25	24
Total trading securities	$ 3,498	$ 4,460

The portion of the market adjustment for trading gains and losses recognized in realized gain (loss) that relate to trading securities still held as of December 31, 2022, 2021 and 2020, was $(632) million, $(51) million and $118 million, respectively.

Mortgage Loans on Real Estate

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

| | As of December 31, 2022 | | | As of December 31, 2021 | | |
	Commercial	Residential	Total	Commercial	Residential	Total
Current	$ 17,003	$ 1,315	$ 18,318	$ 17,167	$ 837	$ 18,004
30 to 59 days past due	19	23	42	15	21	36
60 to 89 days past due	-	6	6	-	5	5
90 or more days past due	-	33	33	-	29	29
Allowance for credit losses	(84)	(15)	(99)	(79)	(17)	(96)
Unamortized premium (discount)	(8)	36	28	(11)	27	16
Mark-to-market gains (losses) [1]	(27)	-	(27)	(3)	-	(3)
Total carrying value	$ 16,903	$ 1,398	$ 18,301	$ 17,089	$ 902	$ 17,991

[1] Represents the mark-to-market on certain mortgage loans on real estate for which we have elected the fair value option. See Note 20 for additional information.

Our commercial mortgage loan portfolio had the largest concentrations in California, which accounted for 27% and 26% of commercial mortgage loans on real estate as of December 31, 2022 and 2021, respectively, and Texas, which accounted for 9% of commercial mortgage loans on real estate as of December 31, 2022 and 2021.

As of December 31, 2022, our residential mortgage loan portfolio had the largest concentrations in California and New Jersey, which accounted for 17% and 12% of residential mortgage loans on real estate, respectively. As of December 31, 2021, our residential mortgage loan portfolio had the largest concentrations in California and Florida, which accounted for 22% and 14% of residential mortgage loans on real estate, respectively.

As of December 31, 2022 and 2021, we had 73 and 65 residential mortgage loans, respectively, that were either delinquent or in foreclosure. As of December 31, 2022 and 2021, we had 49 and 34 residential mortgage loans in foreclosure, respectively, with an aggregate carrying value of $21 million and $15 million, respectively.

As of December 31, 2022 and 2021, there were two and four specifically identified impaired commercial mortgage loans, respectively, with an aggregate carrying value of less than $1 million and $1 million, respectively.

As of December 31, 2022 and 2021, there were 37 and 50 specifically identified impaired residential mortgage loans, respectively, with an aggregate carrying value of $16 million and $22 million, respectively.

Additional information related to impaired mortgage loans on real estate (in millions) was as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Average aggregate carrying value for impaired mortgage loans on real estate	$ 16	$ 32	$ 21
Interest income recognized on impaired mortgage loans on real estate	-	-	-
Interest income collected on impaired mortgage loans on real estate	-	-	-

The amortized cost of mortgage loans on real estate on nonaccrual status (in millions) was as follows:

	As of December 31, 2022		As of December 31, 2021	
	Nonaccrual with no Allowance for Credit Losses	Nonaccrual	Nonaccrual with no Allowance for Credit Losses	Nonaccrual
Commercial mortgage loans on real estate	$ -	$ -	$ -	$ -
Residential mortgage loans on real estate	-	34	-	30
Total	$ -	$ 34	$ -	$ 30

We use loan-to-value and debt-service coverage ratios as credit quality indicators for our commercial mortgage loans on real estate. The amortized cost of commercial mortgage loans on real estate (dollars in millions) by year of origination and credit quality indicator was as follows:

	As of December 31, 2022						
	Less than 65%	Debt-Service Coverage Ratio	65% to 75%	Debt-Service Coverage Ratio	Greater than 75%	Debt-Service Coverage Ratio	Total
Origination Year							
2022	$ 1,769	2.06	$ 105	1.50	$ 2	1.45	$ 1,876
2021	2,354	3.05	72	1.53	-	-	2,426
2020	1,289	3.00	17	1.58	-	-	1,306
2019	2,685	2.18	81	1.50	29	1.58	2,795
2018	2,225	2.17	71	1.62	-	-	2,296
2017 and prior	6,184	2.44	131	1.75	-	-	6,315
Total	$ 16,506		$ 477		$ 31		$ 17,014

		As of December 31, 2021					
	Less than 65%	Debt-Service Coverage Ratio	65% to 75%	Debt-Service Coverage Ratio	Greater than 75%	Debt-Service Coverage Ratio	Total
Origination Year							
2021	$ 2,384	3.04	$ 136	1.74	$ -	-	$ 2,520
2020	1,358	3.03	144	2.06	-	-	1,502
2019	2,917	2.15	188	1.42	-	-	3,105
2018	2,274	2.13	172	1.59	15	1.02	2,461
2017	1,655	2.33	149	1.74	27	0.83	1,831
2016 and prior	5,554	2.41	171	1.76	27	1.08	5,752
Total	$ 16,142		$ 960		$ 69		$ 17,171

We use loan performance status as the primary credit quality indicator for our residential mortgage loans on real estate. The amortized cost of residential mortgage loans on real estate (in millions) by year of origination and credit quality indicator was as follows:

	As of December 31, 2022		
	Performing	Nonperforming	Total
Origination Year			
2022	$ 578	$ 5	$ 583
2021	527	6	533
2020	90	3	93
2019	119	18	137
2018	65	2	67
2017 and prior	-	-	-
Total	$ 1,379	$ 34	$ 1,413

	As of December 31, 2021		
	Performing	Nonperforming	Total
Origination Year			
2021	$ 467	$ 2	$ 469
2020	129	2	131
2019	189	21	210
2018	104	5	109
2017	-	-	-
2016 and prior	-	-	-
Total	$ 889	$ 30	$ 919

Credit Losses on Mortgage Loans on Real Estate

In connection with our recognition of an allowance for credit losses for mortgage loans on real estate, we perform a quantitative analysis using a probability of default/loss given default/exposure at default approach to estimate expected credit losses in our mortgage loan portfolio as well as unfunded commitments related to commercial mortgage loans, exclusive of certain mortgage loans held at fair value. See Note 1 for a detailed discussion regarding our accounting policy relating to the allowance for credit losses on our mortgage loans on real estate.

Changes in the allowance for credit losses on mortgage loans on real estate (in millions) were as follows:

	For the Year Ended December 31, 2022		
	Commercial	Residential	Total
Balance as of beginning-of-year	$ 79	$ 17	$ 96
Additions (reductions) from provision for credit loss expense [1]	5	(2)	3
Additions from purchases of PCD mortgage loans on real estate	-	-	-
Balance as of end-of-year [2]	$ 84	$ 15	$ 99

	For the Year Ended December 31, 2021		
	Commercial	Residential	Total
Balance as of beginning-of-year	$ 187	$ 17	$ 204
Additions (reductions) from provision for credit loss expense [1]	(108)	-	(108)
Additions from purchases of PCD mortgage loans on real estate	-	-	-
Balance as of end-of-year [2]	$ 79	$ 17	$ 96

	For the Year Ended December 31, 2020		
	Commercial	Residential	Total
Balance as of beginning-of-year	$ -	$ 2	$ 2
Impact of adopting new accounting standard	62	26	88
Additions (reductions) from provision for credit loss expense [1]	125	(11)	114
Additions from purchases of PCD mortgage loans on real estate	-	-	-
Balance as of end-of-year [2]	$ 187	$ 17	$ 204

[1] We did not recognize any credit loss benefit (expense) related to unfunded commitments for mortgage loans on real estate for the year ended December 31, 2022. We recognized $4 million and $(2) million of credit loss benefit (expense) related to unfunded commitments for mortgage loans on real estate for the years ended December 31, 2021 and 2020, respectively.

[2] Accrued investment income on mortgage loans on real estate totaled $51 million, $49 million and $49 million as of December 31, 2022, 2021 and 2020, respectively, and was excluded from the estimate of credit losses.

Alternative Investments

As of December 31, 2022 and 2021, alternative investments included investments in 337 and 311 different partnerships, respectively, and represented approximately 2% of total investments.

Net Investment Income

The major categories of net investment income (in millions) on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Fixed maturity AFS securities	$ 4,469	$ 4,351	$ 4,334
Trading securities	182	167	202
Equity securities	11	3	3
Mortgage loans on real estate	689	680	677
Policy loans	101	115	125
Cash and invested cash	13	-	12
Commercial mortgage loan prepayment and bond make-whole premiums	105	199	82
Alternative investments	66	679	197
Consent fees	8	10	7
Other investments	79	64	46
Investment income	5,723	6,268	5,685
Investment expense	(208)	(157)	(175)
Net investment income	$ 5,515	$ 6,111	$ 5,510

Impairments on Fixed Maturity AFS Securities

Details underlying credit loss benefit (expense) incurred as a result of impairments that were recognized in net income (loss) and included in realized gain (loss) on fixed maturity AFS securities (in millions) were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Credit Loss Benefit (Expense)			
Fixed maturity AFS securities:			
Corporate bonds	$ (5)	$ (10)	$ (25)
RMBS	(6)	-	(1)
ABS	(4)	-	-
Hybrid and redeemable preferred securities	-	(1)	-
Gross credit loss benefit (expense)	(15)	(11)	(26)
Associated amortization of DAC, VOBA, DSI and DFEL	-	-	1
Net credit loss benefit (expense)	$ (15)	$ (11)	$ (25)

Payables for Collateral on Investments

The carrying value of the payables for collateral on investments included on the Consolidated Balance Sheets and the fair value of the related investments or collateral (in millions) consisted of the following:

	As of December 31, 2022		As of December 31, 2021	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Collateral payable for derivative investments [1]	$ 3,284	$ 3,284	$ 5,575	$ 5,575
Securities pledged under securities lending agreements [2]	298	287	241	235
Investments pledged for FHLBI [3]	3,130	3,925	3,130	4,876
Total payables for collateral on investments	$ 6,712	$ 7,496	$ 8,946	$ 10,686

[1] We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties' credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that if exceeded result in the receipt of cash that is typically invested in cash and invested cash. This also includes interest payable on collateral. See Note 5 for additional information.

[2] Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on the Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

[3] Our pledged investments for FHLBI are included in fixed maturity AFS securities and mortgage loans on real estate on the Consolidated Balance Sheets. The collateral requirements are generally 105% to 115% of the fair value for fixed maturity AFS securities and 155% to 175% of the fair value for mortgage loans on real estate. The cash received in these transactions is primarily invested in cash and invested cash or fixed maturity AFS securities.

We have repurchase agreements through which we can obtain liquidity by pledging securities. The collateral requirements are generally 80% to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. The cash received in our repurchase program is typically invested in fixed maturity AFS securities. As of December 31, 2022 and 2021, we were not participating in any open repurchase agreements.

Increase (decrease) in payables for collateral on investments (in millions) consisted of the following:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Collateral payable for derivative investments	$ (2,291)	$ 2,599	$ 1,588
Securities pledged under securities lending agreements	57	125	2
Investments pledged for FHLBI	-	-	(450)
Total increase (decrease) in payables for collateral on investments	$ (2,234)	$ 2,724	$ 1,140

We have elected not to offset our securities lending transactions in the consolidated financial statements. The remaining contractual maturities of securities lending transactions accounted for as secured borrowings (in millions) were as follows:

| | As of December 31, 2022 | | | | |
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending					
Corporate bonds	$ 288	$ -	$ -	$ -	$ 288
Foreign government bonds	2	-	-	-	2
Equity securities	8	-	-	-	8
Total gross secured borrowings	$ 298	$ -	$ -	$ -	$ 298

| | As of December 31, 2021 | | | | |
	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater Than 90 Days	Total
Securities Lending					
Corporate bonds	$ 239	$ -	$ -	$ -	$ 239
Foreign government bonds	1	-	-	-	1
Equity securities	1	-	-	-	1
Total gross secured borrowings	$ 241	$ -	$ -	$ -	$ 241

We accept collateral in the form of securities in connection with repurchase agreements. In instances where we are permitted to sell or re-pledge the securities received, we report the fair value of the collateral received and a related obligation to return the collateral in the consolidated financial statements. In addition, we receive securities in connection with securities borrowing agreements that we are permitted to sell or re-pledge. As of December 31, 2022, the fair value of all collateral received that we are permitted to sell or re-pledge was $25 million, and we had re-pledged all of this collateral to cover initial margin and over-the-counter collateral requirements on certain derivative investments.

Investment Commitments

As of December 31, 2022, our investment commitments were $2.4 billion, which included $1.9 billion of LPs, $310 million of private placement securities and $226 million of mortgage loans on real estate.

Concentrations of Financial Instruments

As of December 31, 2022 and 2021, our most significant investments in one issuer were our investments in securities issued by the Federal National Mortgage Association with a fair value of $745 million and $926 million, respectively, or 1% of total investments, and our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $720 million and $953 million, respectively, or 1% of total investments. These concentrations include fixed maturity AFS, trading and equity securities.

As of December 31, 2022 and 2021, our most significant investments in one industry were our investments in securities in the financial services industry with a fair value of $16.6 billion and $19.2 billion, respectively, or 13% and 12%, respectively, of total investments, and our investments in securities in the consumer non-cyclical industry with a fair value of $15.1 billion and $19.6 billion, respectively, or 11% and 13%, respectively, of total investments. These concentrations include fixed maturity AFS, trading and equity securities.

5. Derivative Instruments

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, basis risk, commodity risk and credit risk. We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Derivative activities are monitored by various management committees. The committees are responsible for overseeing the implementation of various hedging strategies that are developed through the analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. See Note 20 for additional disclosures related to the fair value of our derivative instruments and Note 3 for derivative instruments related to our consolidated VIEs.

Interest Rate Contracts

We use derivative instruments as part of our interest rate risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Forward-Starting Interest Rate Swaps

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchases of certain assets and anticipated issuances of fixed-rate securities.

We also use forward-starting interest rate swaps to hedge the interest rate exposure within our life and annuity products.

Interest Rate Cap Corridors

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for certain life insurance products and annuity contracts. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate. For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor.

Interest Rate Futures

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Interest Rate Swap Agreements

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges to hedge the interest rate risk of floating-rate bond coupon payments by replicating a fixed-rate bond.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the fair value of certain fixed-rate long-term debt and fixed maturity securities due to interest rate risks.

Treasury and Reverse Treasury Locks

We use treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to our issuance of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates. In addition, we use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the anticipated purchase of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

Foreign Currency Contracts

We use derivative instruments as part of our foreign currency risk management strategy. These instruments are economic hedges unless otherwise noted and include:

Currency Futures

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products. Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

Foreign Currency Swaps

We use foreign currency swaps to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange one currency for another at specified dates in the future at a specified exchange rate.

We also use foreign currency swaps designated and qualifying as cash flow hedges to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies.

Foreign Currency Forwards

We use foreign currency forwards to hedge foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency forward is a contractual agreement to exchange one currency for another at specified dates in the future at a specified current exchange rate.

Equity Market Contracts

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

Call Options Based on the S&P 500® Index and Other Indices

We use call options to hedge the liability exposure on certain options in variable annuity, indexed variable annuity, fixed indexed annuity, IUL and VUL products.

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, which can be up to six years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Consumer Price Index Swaps

We use consumer price index swaps to hedge the liability exposure on certain options in fixed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed-rate determined as of inception.

Equity Futures

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

Put Options

We use put options to hedge the liability exposure on certain options in variable annuity, indexed variable annuity and VUL products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

Total Return Swaps

We use total return swaps to hedge the liability exposure on certain options in variable annuity products and indexed variable annuity products.

In addition, we use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total return on a portfolio of indexes and pay a floating-rate of interest.

Commodity Contracts

We use commodity contracts to economically hedge certain investments that are closely tied to the changes in commodity values. The commodity contract is an over-the-counter contract that combines a purchase put/sold call to lock in a commodity price within a predetermined range in exchange for a net premium.

Credit Contracts

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

Credit Default Swaps – Buying Protection

We use credit default swaps ("CDSs") to hedge the liability exposure on certain options in variable annuity products.

We buy CDSs to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A CDS allows us to put the bond back to the counterparty at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

CDSs – Selling Protection

We use CDSs to hedge the liability exposure on certain options in variable annuity products.

We sell CDSs to offer credit protection to contract holders and investors. The CDSs hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A CDS allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Embedded Derivatives

We have embedded derivatives that include:

GLB Reserves Embedded Derivatives

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC ("benefit reserves") and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC ("embedded derivative reserves"). We calculate the value of the benefit reserves and the embedded derivative reserves based on the specific characteristics of each GLB feature.

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs offered in our variable annuity products, including products with GWB and GIB features. Changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities hedge the income statement effect of changes in embedded derivative GLB reserves caused by those same factors. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally effective in offsetting changes in the embedded derivative reserve due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off.

Indexed Annuity and IUL Contracts Embedded Derivatives

Our indexed annuity and IUL contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® Index or other indices. Contract holders may elect to rebalance index options at renewal dates. At the end of each indexed term, which can be up to six years, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We use options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

Reinsurance-Related Embedded Derivatives

We have certain modified coinsurance and coinsurance with funds withheld reinsurance agreements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance agreements.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the related credit exposure. Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:

	As Restated					
	As of December 31, 2022			As of December 31, 2021		
	Notional Amounts	Fair Value		Notional Amounts	Fair Value	
		Asset	Liability		Asset	Liability
Qualifying Hedges						
Cash flow hedges:						
Interest rate contracts [1]	$ 2,590	$ 123	$ 232	$ 3,222	$ 98	$ 436
Foreign currency contracts [1]	4,383	643	18	3,979	283	51
Total cash flow hedges	6,973	766	250	7,201	381	487
Fair value hedges:						
Interest rate contracts [1]	1,155	2	44	1,157	-	213
Non-Qualifying Hedges						
Interest rate contracts [1]	105,977	709	935	82,786	897	176
Foreign currency contracts [1]	395	27	2	487	7	2
Equity market contracts [1]	142,946	5,135	2,035	107,515	8,490	3,909
Commodity contracts [1]	13	14	3	-	-	-
Credit contracts [1]	-	-	-	49	-	-
Embedded derivatives:						
GLB direct [2]	-	1,697	-	-	1,967	-
GLB ceded [2]	-	29	167	-	56	182
Reinsurance-related [2]	-	416	-	-	-	206
Indexed annuity and IUL contracts [2] [3]	-	525	4,783	-	528	6,131
Total derivative instruments	$ 257,459	$ 9,320	$ 8,219	$ 199,195	$ 12,326	$ 11,306

[1] Reported in derivative investments and other liabilities on the Consolidated Balance Sheets.
[2] Reported in other assets and other liabilities on the Consolidated Balance Sheets.
[3] Reported in future contract benefits on the Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

		As Restated				
		Remaining Life as of December 31, 2022				
	Less Than 1 Year	**1 - 5 Years**	**6 - 10 Years**	**11 - 30 Years**	**Over 30 Years**	**Total**
Interest rate contracts [1]	$ 31,463	$ 27,958	$ 24,892	$ 21,196	$ 4,213	$ 109,722
Foreign currency contracts [2]	261	730	1,681	2,037	69	4,778
Equity market contracts	95,134	28,952	7,796	9	11,055	142,946
Commodity contracts	13	-	-	-	-	13
Total derivative instruments with notional amounts	$ 126,871	$ 57,640	$ 34,369	$ 23,242	$ 15,337	$ 257,459

[1] As of December 31, 2022, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was April 20, 2067.

[2] As of December 31, 2022, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 16, 2061.

The following amounts (in millions) were recorded on the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges:

	Amortized Cost of the Hedged Assets / (Liabilities)		**Cumulative Fair Value Hedging Adjustment Included in the Amortized Cost of the Hedged Assets / (Liabilities)**	
	As of December 31, 2022	**As of December 31, 2021**	**As of December 31, 2022**	**As of December 31, 2021**
Line Item in the Consolidated Balance Sheets in which the Hedged Item is Included				
Fixed maturity AFS securities, at fair value	$ 587	$ 764	$ 44	$ 211
Long-term debt [1]	(698)	(854)	177	21

[1] Includes $(341) million and $(356) million of unamortized adjustments from discontinued hedges as of December 31, 2022 and 2021, respectively.

The change in our unrealized gain (loss) on derivative instruments within AOCI (in millions) was as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Unrealized Gain (Loss) on Derivative Instruments			
Balance as of beginning-of-year	$ (103)	$ (402)	$ (11)
Other comprehensive income (loss):			
Unrealized holding gains (losses) arising during the period:			
Cash flow hedges:			
Interest rate contracts	196	116	(350)
Foreign currency contracts	182	130	93
Change in foreign currency exchange rate adjustment	312	152	(174)
Change in DAC, VOBA, DSI and DFEL	27	8	(17)
Income tax benefit (expense)	(150)	(87)	94
Less:			
Reclassification adjustment for gains (losses) included in net income (loss):			
Cash flow hedges:			
Interest rate contracts [1]	2	3	2
Interest rate contracts [2]	(11)	(23)	(16)
Foreign currency contracts [1]	62	48	56
Foreign currency contracts [3]	39	(2)	6
Associated amortization of DAC, VOBA, DSI and DFEL	(6)	(1)	(1)
Income tax benefit (expense)	(18)	(5)	(10)
Balance as of end-of-year	$ 396	$ (103)	$ (402)

[1] The OCI offset is reported within net investment income on the Consolidated Statements of Comprehensive Income (Loss).
[2] The OCI offset is reported within interest and debt expense on the Consolidated Statements of Comprehensive Income (Loss).
[3] The OCI offset is reported within realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss).

The effects of qualifying and non-qualifying hedges (in millions) on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

| | As Restated | | |
| | Gain (Loss) Recognized in Income For the Year Ended December 31, 2022 | | |
	Realized Gain (Loss)	Net Investment Income	Interest and Debt Expense
Total Line Items in which the Effects of Fair Value or Cash Flow Hedges are Recorded	$ 345	$ 5,515	$ 283
Qualifying Hedges			
Gain or (loss) on fair value hedging relationships:			
Interest rate contracts:			
Hedged items	-	(167)	156
Derivatives designated as hedging instruments	-	167	(156)
Gain or (loss) on cash flow hedging relationships:			
Interest rate contracts:			
Amount of gain or (loss) reclassified from AOCI into income	-	2	(11)
Foreign currency contracts:			
Amount of gain or (loss) reclassified from AOCI into income	39	62	-
Non-Qualifying Hedges			
Interest rate contracts	(2,113)	-	-
Foreign currency contracts	3	-	-
Equity market contracts	(2,075)	-	-
Commodity contracts	11		
Credit contracts	(4)	-	-
Embedded derivatives:			
GLB	(282)	-	-
Reinsurance-related	622	-	-
Indexed annuity and IUL contracts	1,760	-	-

	As Restated		
	Gain (Loss) Recognized in Income		
	For the Year Ended December 31, 2021		
	Realized Gain (Loss)	**Net Investment Income**	**Interest and Debt Expense**
Total Line Items in which the Effects of Fair Value or Cash Flow Hedges are Recorded	$ 414	$ 6,111	$ 270
Qualifying Hedges			
Gain or (loss) on fair value hedging relationships:			
Interest rate contracts:			
Hedged items	-	(60)	46
Derivatives designated as hedging instruments	-	60	(46)
Gain or (loss) on cash flow hedging relationships:			
Interest rate contracts:			
Amount of gain or (loss) reclassified from AOCI into income	-	3	(23)
Foreign currency contracts:			
Amount of gain or (loss) reclassified from AOCI into income	(2)	48	-
Non-Qualifying Hedges			
Interest rate contracts	(957)	-	-
Foreign currency contracts	(1)	-	-
Equity market contracts	3,354	-	-
Credit contracts	(1)	-	-
Embedded derivatives:			
GLB	1,309	-	-
Reinsurance-related	185	-	-
Indexed annuity and IUL contracts	(2,622)	-	-

	Gain (Loss) Recognized in Income		
	For the Year Ended December 31, 2020		
	Realized Gain (Loss)	**Net Investment Income**	**Interest and Debt Expense**
Total Line Items in which the Effects of Fair Value or Cash Flow Hedges are Recorded	$ (513)	$ 5,510	$ 284
Qualifying Hedges			
Gain or (loss) on fair value hedging relationships:			
Interest rate contracts:			
Hedged items	-	69	136
Derivatives designated as hedging instruments	-	(69)	(136)
Gain or (loss) on cash flow hedging relationships:			
Interest rate contracts:			
Amount of gain or (loss) reclassified from AOCI into income	-	2	(16)
Foreign currency contracts:			
Amount of gain or (loss) reclassified from AOCI into income	6	56	-
Non-Qualifying Hedges			
Interest rate contracts	1,287	-	-
Foreign currency contracts	(3)	-	-
Equity market contracts	971	-	-
Credit contracts	(6)	-	-
Embedded derivatives:			
GLB	32	-	-
Reinsurance-related	(65)	-	-
Indexed annuity and IUL contracts	(471)	-	-

As of December 31, 2022, $68 million of the deferred net gains (losses) on derivative instruments in AOCI were expected to be reclassified to earnings during the next 12 months. This reclassification would be due primarily to interest rate variances related to our interest rate swap agreements.

For the years ended December 31, 2022 and 2021, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

As of December 31, 2022 and 2021, we did not have any exposure related to CDSs for which we are the seller.

Credit Risk

We are exposed to credit losses in the event of non-performance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or NPR. The NPR is based upon assumptions for each counterparty's credit spread over the estimated weighted average life of the counterparty exposure, less collateral held. As of December 31, 2022, the NPR adjustment was zero. The credit risk associated with such agreements is minimized by entering into agreements with financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, our insurance subsidiaries have agreed to maintain certain financial strength or claims-paying ratings. A downgrade below these levels could result in termination of derivative contracts, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contracts. In certain transactions, we and the counterparty have entered into a credit support annex requiring either party to post collateral when net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. We did not have any exposure as of December 31, 2022 or 2021.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

S&P Credit Rating of Counterparty	As of December 31, 2022		As of December 31, 2021	
	Collateral Posted by Counter-Party (Held by LNC)	Collateral Posted by LNC (Held by Counter-Party)	Collateral Posted by Counter-Party (Held by LNC)	Collateral Posted by LNC (Held by Counter-Party)
AA-	$ 383	$ (6)	$ 2,346	$ (281)
A+	1,718	(166)	2,772	(251)
A	1,172	-	456	(189)
	$ 3,273	$ (172)	$ 5,574	$ (721)

Balance Sheet Offsetting

Information related to the effects of offsetting on the Consolidated Balance Sheets (in millions) was as follows:

	As Restated		
	As of December 31, 2022		
	Derivative Instruments	Embedded Derivative Instruments	Total
Financial Assets			
Gross amount of recognized assets	$ 6,604	$ 2,667	$ 9,271
Gross amounts offset	(3,010)	-	(3,010)
Net amount of assets	3,594	2,667	6,261
Gross amounts not offset:			
Cash collateral	(3,273)	-	(3,273)
Non-cash collateral [1]	(321)	-	(321)
Net amount	$ -	$ 2,667	$ 2,667
Financial Liabilities			
Gross amount of recognized liabilities	$ 260	$ 4,950	$ 5,210
Gross amounts offset	(50)	-	(50)
Net amount of liabilities	210	4,950	5,160
Gross amounts not offset:			
Cash collateral	(172)	-	(172)
Non-cash collateral [1]	(38)	-	(38)
Net amount	$ -	$ 4,950	$ 4,950

[1] Excludes excess non-cash collateral received of $1.1 billion and excess non-cash collateral pledged of $8 million, as the collateral offset is limited to the net estimated fair value of derivatives after application of netting arrangements.

	As Restated		
	As of December 31, 2021		
	Derivative Instruments	Embedded Derivative Instruments	Total
Financial Assets			
Gross amount of recognized assets	$ 9,705	$ 2,551	$ 12,256
Gross amounts offset	(4,008)	-	(4,008)
Net amount of assets	5,697	2,551	8,248
Gross amounts not offset:			
Cash collateral [1]	(5,574)	-	(5,574)
Non-cash collateral [2]	(123)	-	(123)
Net amount	$ -	$ 2,551	$ 2,551
Financial Liabilities			
Gross amount of recognized liabilities	$ 779	$ 6,519	$ 7,298
Gross amounts offset	(70)	-	(70)
Net amount of liabilities	709	6,519	7,228
Gross amounts not offset:			
Cash collateral [1]	(709)	-	(709)
Non-cash collateral [2]	-	-	-
Net amount	$ -	$ 6,519	$ 6,519

[1] Excludes excess cash collateral pledged of $12 million, as the cash collateral offset is limited to the net estimated fair value of derivatives after application of netting arrangements.

[2] Excludes excess non-cash collateral received of $409 million, as the collateral offset is limited to the net estimated fair value of derivatives after application of netting arrangements.

6. Federal Income Taxes

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Current	$ 3	$ 12	$ (61)
Deferred	(592)	350	(15)
Federal income tax expense (benefit)	$ (589)	$ 362	$ (76)

A reconciliation of the effective tax rate differences (in millions) was as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Income (loss) before taxes	$ (2,830)	$ 2,249	$ 423
Federal statutory rate	21%	21%	21%
Federal income tax expense (benefit) at federal statutory rate	(594)	472	89
Effect of:			
Tax-preferred investment income [1]	(90)	(88)	(98)
Tax credits	(42)	(26)	(39)
Excess tax benefits from stock-based compensation	(1)	-	3
Goodwill impairment	133	-	-
Tax impact associated with the Tax Cuts and Jobs Act [2]	-	-	(37)
Other items	5	4	6
Federal income tax expense (benefit)	$ (589)	$ 362	$ (76)
Effective tax rate	21%	16%	-18%

[1] Relates primarily to separate account dividends eligible for the dividends-received deduction.
[2] In 2020, we recognized a $37 million tax benefit attributable to the carry back of a 2020 net operating loss under the provisions of the Coronavirus Aid, Relief, and Economic Security Act, which provides for a five-year carryback period.

The federal income tax asset (liability) (in millions) was as follows:

	As Restated As of December 31,	
	2022	2021
Current	$ 83	$ 142
Deferred	1,455	(2,899)
Total federal income tax asset (liability)	$ 1,538	$ (2,757)

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

	As Restated		
	As of December 31,		
	2022		2021
Deferred Tax Assets			
Future contract benefits and other contract holder funds	$	706	$	442
Reinsurance-related embedded derivative liability		-		43
Compensation and benefit plans		172		198
Intangibles		18		25
Net unrealized loss on fixed maturity AFS securities		2,265		-
Net unrealized loss on trading securities		70		-
Investment activity		273		-
Tax credits		101		58
Net operating losses		278		292
Other		15		-
Total deferred tax assets	$	3,898	$	1,058
Deferred Tax Liabilities			
DAC	$	1,813	$	426
VOBA		276		149
Net unrealized gain on fixed maturity AFS securities		-		2,830
Net unrealized gain on trading securities		-		65
Investment activity		-		328
Reinsurance-related embedded derivative asset		87		-
Other		267		159
Total deferred tax liabilities	$	2,443	$	3,957
Net deferred tax asset (liability)	$	1,455	$	(2,899)

As of December 31, 2022, we have $101 million of federal income tax credits that can be carried forward to 2030 through 2032. As of December 31, 2022, we have $1.3 billion of net operating losses to carry forward to future years. The net operating losses arose in tax years 2018 and 2021, and under the Tax Cuts and Jobs Act changes, have an unlimited carryforward period. As a result, management believes that it is more likely than not that the deferred tax asset associated with the loss carryforwards will be realized. Inclusive of the tax attribute for the net operating losses, although realization is not assured, management believes that it is more likely than not that we will realize the benefits of all our deferred tax assets, and, accordingly, no valuation allowance has been recorded.

We are subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2019. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2023. We are currently under examination by several state and local taxing jurisdictions; however, we do not expect these examinations will materially impact us.

A reconciliation of the unrecognized tax benefits (in millions) was as follows:

	For the Years Ended		
	December 31,		
	2022		2021
Balance as of beginning-of-year	$	53	$	51
Increases for prior year tax positions		5		2
Settlements for prior year tax positions		(6)		-
Balance as of end-of-year	$	52	$	53

As of December 31, 2022 and 2021, $52 million and $53 million, respectively, of our unrecognized tax benefits presented above, if recognized, would have affected our federal income tax expense (benefit) and our effective tax rate. We anticipate that it is reasonably possible that unrecognized tax benefits associated with separate account dividends-received deduction and tax credits will decrease by $8 million by the end of 2023, upon the completion of the examination of our refund claims for 2014 and 2015.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the years ended December 31, 2022, 2021 and 2020, we recognized no interest and penalty expense (benefit), and there was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2022 and 2021.

7. DAC, VOBA, DSI and DFEL

Changes in DAC (in millions) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Balance as of beginning-of-year	$ 5,890	$ 5,565	$ 7,352
Cumulative effect from adoption of new accounting standard	-	-	5
Business acquired (sold) through reinsurance	-	(362)	(10)
Deferrals	1,372	1,372	1,446
Amortization, net of interest:			
Amortization, excluding unlocking, net of interest	(814)	(997)	(796)
Unlocking	(210)	(565)	(231)
Adjustment related to realized (gains) losses	(128)	85	(19)
Adjustment related to unrealized (gains) losses	6,648	792	(2,182)
Balance as of end-of-year	$ 12,758	$ 5,890	$ 5,565

Changes in VOBA (in millions) were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Balance as of beginning-of-year	$ 193	$ 247	$ 342
Business acquired (sold) through reinsurance	-	(288)	-
Deferrals	2	-	3
Amortization:			
Amortization, excluding unlocking	(75)	(94)	(105)
Unlocking	60	(7)	(205)
Accretion of interest [1]	23	33	44
Adjustment related to realized (gains) losses	(2)	(3)	-
Adjustment related to unrealized (gains) losses	629	305	168
Balance as of end-of-year	$ 830	$ 193	$ 247

[1] The interest accrual rates utilized to calculate the accretion of interest ranged from 4.2% to 6.9%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2022, was as follows:

2023	$ 33
2024	35
2025	34
2026	33
2027	31

Changes in DSI (in millions) were as follows:

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Balance as of beginning-of-year	$ 203	$ 213	$ 234
Deferrals	6	5	7
Amortization, net of interest:			
Amortization, excluding unlocking, net of interest	(15)	(26)	(20)
Unlocking	2	-	(1)
Adjustment related to realized (gains) losses	(2)	3	(1)
Adjustment related to unrealized (gains) losses	21	8	(6)
Balance as of end-of-year	$ 215	$ 203	$ 213

Changes in DFEL (in millions) were as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Balance as of beginning-of-year	$ 415	$ 401	$ 650
Cumulative effect from adoption of new accounting standard	-	-	4
Business acquired (sold) through reinsurance	-	(290)	-
Deferrals	1,083	1,015	1,003
Amortization, net of interest:			
Amortization, excluding unlocking, net of interest	(565)	(595)	(538)
Unlocking	(49)	(387)	(275)
Adjustment related to realized (gains) losses	(35)	(10)	25
Adjustment related to unrealized (gains) losses	4,820	281	(468)
Balance as of end-of-year	$ 5,669	$ 415	$ 401

8. Reinsurance

The following summarizes reinsurance amounts (in millions) recorded on the Consolidated Statements of Comprehensive Income (Loss), excluding amounts attributable to the indemnity reinsurance agreements with Protective and Swiss Re:

	For the Year Ended December 31, 2022	As Restated For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Direct insurance premiums and fee income	$ 13,941	$ 14,172	$ 13,304
Reinsurance assumed	98	94	95
Reinsurance ceded	(1,898)	(1,744)	(1,656)
Total insurance premiums and fee income	$ 12,141	$ 12,522	$ 11,743
Direct insurance benefits	$ 15,065	$ 10,714	$ 10,630
Reinsurance recoveries	(2,519)	(2,185)	(1,953)
Total benefits	$ 12,546	$ 8,529	$ 8,677

Our insurance companies cede insurance to other companies. The portion of our life insurance and annuity risks exceeding each of our insurance companies' retention limit is reinsured with other insurers. We seek reinsurance coverage to limit our exposure to mortality losses and to enhance our capital management. Reinsurance does not discharge us from our primary obligation to contract holders for losses incurred under the policies we issue. We evaluate each reinsurance agreement to determine whether the agreement provides indemnification against loss or liability.

As of December 31, 2022, the policy for our reinsurance program was to retain up to $20 million on a single insured life. As the amount we retain varies by policy, we reinsured 21% of the mortality risk on newly issued life insurance contracts in 2022.

Reinsurance Exposures

We focus on obtaining reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our reinsurers. Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. The amounts recoverable from reinsurers were $19.9 billion and $20.3 billion as of December 31, 2022 and 2021, respectively. Protective represents our largest reinsurance exposure following the sale of the individual life and individual and group annuity business acquired from Liberty Life Assurance Company of Boston in 2018, which resulted in amounts recoverable from Protective of $10.1 billion and $10.7 billion as of December 31, 2022 and 2021, respectively. Protective has funded trusts, of which the balance in the trusts changes as a result of ongoing reinsurance activity, to support the business ceded, which totaled $11.5 billion and $14.0 billion as of December 31, 2022 and 2021, respectively.

Effective October 1, 2021, we entered into a reinsurance agreement with Resolution Life to reinsure liabilities under a block of in-force executive benefit and universal life policies. The agreement is structured as coinsurance for the general account reserves and modified coinsurance for the separate account reserves. Amounts recoverable from Resolution Life were $4.7 billion as of December 31, 2022 and 2021. Resolution Life has funded trusts, the balances of which change as a result of ongoing reinsurance activity to support the business ceded, that totaled $4.1 billion as of December 31, 2022 and 2021. We recognized a realized gain of $635 million in the fourth quarter of 2021 for the coinsurance portion of the transaction upon the transfer of a portfolio of assets to Resolution Life.

Some portions of our annuity business have been reinsured on a modified coinsurance basis with other companies. In a modified coinsurance agreement, we as the ceding company retain the reserves, as well as the assets backing those reserves, and the reinsurer shares proportionally in all financial terms of the reinsured policies based on their respective percentage of the risk.

Effective October 1, 2018, we entered into one such modified coinsurance agreement with Athene to reinsure fixed annuity products, which resulted in a deposit asset of $3.8 billion and $5.0 billion as of December 31, 2022 and 2021, respectively, within other assets on the Consolidated Balance Sheets.

We held assets in support of reserves associated with the Athene transaction in a modified coinsurance investment portfolio, which consisted of the following (in millions):

| | As of December 31, | |
	2022	2021
Fixed maturity AFS securities	$ 474	$ 744
Trading securities	2,644	3,399
Equity securities	60	54
Mortgage loans on real estate	487	739
Derivative investments	39	93
Other investments	42	227
Cash and invested cash	26	110
Accrued investment income	35	33
Other assets	2	5
Total	$ 3,809	$ 5,404

The portfolio was supported by $105 million of over-collateralization and a $117 million letter of credit as of December 31, 2022. Additionally, we recorded a deferred gain on business sold through reinsurance related to the transaction with Athene and amortized $25 million, $26 million and $29 million of the gain during 2022, 2021 and 2020, respectively.

See "Realized Gain (Loss)" in Note 15 for information on reinsurance-related embedded derivatives.

Our reinsurance operations were acquired by Swiss Re in December 2001 through a series of indemnity reinsurance transactions. As such, Swiss Re reinsured certain liabilities and obligations under the indemnity reinsurance agreements. As we are not relieved of our liability to the ceding companies for this business, the liabilities and obligations associated with the reinsured policies remain on the Consolidated Balance Sheets with a corresponding reinsurance recoverable from Swiss Re, which totaled $1.1 billion as of December 31, 2022 and 2021. Swiss Re has funded a trust, with a balance of $710 million and $1.0 billion as of December 31, 2022 and 2021, respectively, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets consist of those reported as trading securities and certain mortgage loans.

Credit Losses on Reinsurance-Related Assets

In connection with our recognition of an allowance for credit losses for reinsurance-related assets, we perform a quantitative analysis using a probability of loss approach to estimate expected credit losses for reinsurance recoverables, inclusive of similar assets recognized using the deposit method of accounting. Our allowance for credit losses was $316 million and $190 million as of December 31, 2022 and 2021, respectively. The increase was attributable to updates to policyholder behavior assumptions that impacted ceded reserves.

9. Goodwill and Specifically Identifiable Intangible Assets

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

	Gross Goodwill as of Beginning-of-Year	Accumulated Impairment as of Beginning-of-Year	Net Goodwill as of Beginning-of-Year	Impairment	Net Goodwill as of End-of-Year
			For the Year Ended December 31, 2022		
Life Insurance	$ 2,188	$ (1,554)	$ 634	$ (634)	$ -
Annuities	1,040	(600)	440	-	440
Group Protection	684	-	684	-	684
Retirement Plan Services	20	-	20	-	20
Total goodwill	$ 3,932	$ (2,154)	$ 1,778	$ (634)	$ 1,144

	Gross Goodwill as of Beginning-of-Year	Accumulated Impairment as of Beginning-of-Year	Net Goodwill as of Beginning-of-Year	Impairment	Net Goodwill as of End-of-Year
			For the Year Ended December 31, 2021		
Life Insurance	$ 2,188	$ (1,554)	$ 634	$ -	$ 634
Annuities	1,040	(600)	440	-	440
Group Protection	684	-	684	-	684
Retirement Plan Services	20	-	20	-	20
Total goodwill	$ 3,932	$ (2,154)	$ 1,778	$ -	$ 1,778

The fair values of our reporting units (Level 3 fair value estimates) are comprised of the value of in-force (i.e., existing) business and the value of new business. Specifically, new business is representative of cash flows and profitability associated with policies or contracts we expect to issue in the future, reflecting our forecasts of future sales volume and product mix over a 10-year period. To determine the values of in-force and new business, we use a discounted cash flows technique that applies a discount rate reflecting the market expected, weighted-average rate of return adjusted for the risk factors associated with operations to the projected future cash flows for each reporting unit.

As a result of the capital market environment during the third quarter of 2022, including (i) declining equity markets and (ii) the impact of rising interest rates on our discount rate assumption, we accelerated our quantitative goodwill impairment test for our Life Insurance reporting unit as we concluded that there were indicators of impairment. Based on this quantitative test, which included updating our best estimate assumptions therein, we incurred an impairment during the third quarter of 2022 of the Life Insurance reporting unit goodwill of $634 million, which represented a write-off of the entire balance of goodwill for the reporting unit.

As of October 1, 2022, we performed our annual quantitative goodwill impairment test for our other reporting units, and, as of such date, the fair value was in excess of the carrying value for each of the Annuities, Group Protection and Retirement Plan Services reporting units.

As of October 1, 2021, we performed our annual quantitative goodwill impairment test for all of our reporting units, and, as of such date, the fair value was in excess of each reporting unit's carrying value.

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:

	As of December 31, 2022		As Restated As of December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Life Insurance:				
Sales force	$ 100	$ 67	$ 100	$ 63
Group Protection:				
VOCRA	576	115	576	85
VODA	31	10	31	7
Retirement Plan Services:				
Mutual fund contract rights [1]	5	-	5	-
Total	$ 712	$ 192	$ 712	$ 155

[1] No amortization recorded as the intangible asset has indefinite life.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2022, was as follows:

2023	$ 37
2024	37
2025	37
2026	37
2027	37
Thereafter	330

10. Guaranteed Benefit Features

The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"); or the highest contract value on any contract anniversary date through age 80. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date.

Information on the GDB features outstanding (dollars in millions) was as follows:

	As of December 31,	
	2022 [1]	2021 [1]
Return of Net Deposits		
Total account value	$ 94,297	$ 117,503
Net amount at risk [2]	1,376	84
Average attained age of contract holders	67 years	67 years
Minimum Return		
Total account value	$ 71	$ 102
Net amount at risk [2]	14	11
Average attained age of contract holders	79 years	79 years
Guaranteed minimum return	5%	5%
Anniversary Contract Value		
Total account value	$ 21,730	$ 28,788
Net amount at risk [2]	3,699	400
Average attained age of contract holders	73 years	73 years

[1] Our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

[2] Represents the amount of death benefit in excess of the account value that is subject to market fluctuations.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDBs (in millions), which were recorded in future contract benefits on the Consolidated Balance Sheets:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Balance as of beginning-of-year	$ 132	$ 121	$ 117
Changes in reserves	210	31	30
Benefits paid	(58)	(20)	(26)
Balance as of end-of-year	$ 284	$ 132	$ 121

Variable Annuity Contracts

Account values of variable annuity contracts, including those with guarantees, (in millions) were invested in separate account investment options as follows:

| | As of December 31, | |
	2022	2021
Asset Type		
Domestic equity	$ 58,640	$ 77,290
International equity	15,959	21,223
Fixed income	35,982	45,231
Total	$ 110,581	$ 143,744

Secondary Guarantee Products

Future contract benefits and other contract holder funds include reserves for our secondary guarantee products sold through our Life Insurance segment. Reserves on UL and VUL products with secondary guarantees represented 40% and 39% of total life insurance in-force reserves as of December 31, 2022 and 2021, respectively.

11. Liability for Unpaid Claims

The liability for unpaid claims consists primarily of long-term disability claims and is reported in future contract benefits on the Consolidated Balance Sheets. Changes in the liability for unpaid claims (in millions) were as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Balance as of beginning-of-year	$ 6,280	$ 5,934	$ 5,552
Reinsurance recoverable	147	151	152
Net balance as of beginning-of-year	6,133	5,783	5,400
Incurred related to:			
Current year	3,875	4,026	3,517
Prior years:			
Interest	159	141	148
All other incurred [1]	(190)	(271)	(209)
Total incurred	3,844	3,896	3,456
Paid related to:			
Current year	(1,951)	(2,074)	(1,707)
Prior years	(1,638)	(1,472)	(1,366)
Total paid	(3,589)	(3,546)	(3,073)
Net balance as of end-of-year	6,388	6,133	5,783
Reinsurance recoverable	143	147	151
Balance as of end-of-year	$ 6,531	$ 6,280	$ 5,934

[1] All other incurred is primarily impacted by the level of claim resolutions in the period compared to that which is expected by the reserve assumption. A negative number implies a favorable result where claim resolutions were more favorable than assumed. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the long-term life of the block of claims. It will vary from actual experience in any one period, both favorably and unfavorably.

The interest rate assumption used for discounting long-term claim reserves is an important part of the reserving process due to the long benefit period for these claims. Interest accrued on prior years' reserves has been calculated on the opening reserve balance less one-half of the prior years' incurred claim payments at our average reserve discount rate.

Long-term disability benefits may extend for many years, and claim development schedules do not reflect these longer benefit periods. As a result, we use longer term retrospective runoff studies, experience studies and prospective studies to develop our liability estimates. Long-term disability reserves are discounted using rates ranging from 2.5% to 5.0% that vary by year of claim incurral.

12. Short-Term and Long-Term Debt

Details underlying short-term and long-term debt (in millions) were as follows:

	As of December 31,	
	2022	2021
Short-Term Debt		
Current maturities of long-term debt	$ 500	$ 300
Total short-term debt	$ 500	$ 300
Long-Term Debt, Excluding Current Portion		
Senior notes:		
4.00% notes, due 2023 [1]	$ -	$ 500
3.35% notes, due 2025 [1]	300	300
3.625% notes, due 2026 [1]	400	400
3.80% notes, due 2028 [1]	500	500
3.05% notes, due 2030 [1]	500	500
3.40% notes, due 2031 [1]	500	500
3.40% notes, due 2032 [1]	300	-
6.15% notes, due 2036 [1]	243	243
6.30% notes, due 2037 [1][2]	375	375
7.00% notes, due 2040 [1][2]	500	500
4.35% notes, due 2048 [1]	450	450
4.375% notes, due 2050 [1]	300	300
Total senior notes	4,368	4,568
Term loan due 2024 [3]	250	250
Subordinated notes:		
LIBOR + 236 bps, due 2066 [4]	562	562
LIBOR + 204 bps, due 2067 [4]	433	433
Total subordinated notes	995	995
Capital securities:		
LIBOR + 236 bps, due 2066 [4]	160	160
LIBOR + 204 bps, due 2067 [4]	58	58
Total capital securities	218	218
Unamortized premiums (discounts)	(6)	(6)
Unamortized debt issuance costs	(34)	(35)
Unamortized adjustments from discontinued hedges	341	356
Fair value hedge on interest rate swap agreements	(177)	(21)
Total long-term debt	$ 5,955	$ 6,325

[1] We have the option to repurchase the outstanding notes by paying the greater of 100% of the principal amount of the notes to be redeemed or the make-whole amount (as defined in each note agreement), plus in each case any accrued and unpaid interest as of the date of redemption.

[2] Categorized as operating debt for leverage ratio calculations as the proceeds were primarily used as a long-term structured solution to reduce the strain on increasing statutory reserves associated with secondary guarantee UL and term policies.

[3] The term loan bears interest at LIBOR plus an applicable margin. The applicable margin changed from 87.5 basis points to 112.5 basis points on November 3, 2022.

[4] To hedge the variability in rates, we purchased interest rate swaps to lock in a fixed rate of approximately 5% over the remaining terms of the subordinated notes and capital securities.

Details underlying the recognition of a gain (loss) on the modification or early extinguishment of debt (in millions) reported within interest expense on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Principal balance outstanding prior to modification or payoff [1]	$ -	$ 995	$ 796
Unamortized debt issuance costs and discounts	-	-	(2)
Amount exchanged or paid to modify or retire debt	-	(1,003)	(809)
Gain (loss) on modification or early extinguishment of debt, pre-tax	$ -	$ (8)	$ (15)

[1] During 2021, we completed the exchange of a portion of our outstanding capital securities for newly issued subordinated notes. In connection with the exchange offer, we solicited and received the requisite number of consents to amend the indentures governing the remaining outstanding capital securities to eliminate various terms and conditions and other provisions, including the covenant that required us to make interest payments in accordance with an alternative coupon satisfaction mechanism upon the occurrence of certain trigger events. During 2020, we redeemed our $296 million outstanding principal amount of 4.85% senior notes due 2021 and repaid our $500 million LIBOR + 150 bps term loan due 2022.

Future principal payments due on long-term debt (in millions) as of December 31, 2022, were as follows:

2023	$ 500
2024	250
2025	300
2026	400
2027	-
Thereafter	4,881
Total	$ 6,331

For our long-term debt outstanding, unsecured senior debt, which consists of senior notes and a term loan, ranks highest in priority, followed by subordinated notes and then capital securities.

Facility Agreement for Senior Notes Issuance

During August 2020, LNC entered into a 10-year facility agreement (the "facility agreement") with a Delaware trust in connection with the sale by the trust of $500 million of pre-capitalized trust securities in a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended. The trust invested the proceeds from the sale of the trust securities in a portfolio of principal and interest strips of U.S. Treasury securities. The facility agreement provides LNC the right to issue and sell to the trust, on one or more occasions, up to an aggregate principal amount outstanding at any one time of $500 million of LNC's 2.330% senior notes due August 15, 2030 ("2.330% senior notes") in exchange for a corresponding amount of U.S. Treasury securities held by the trust. The 2.330% senior notes will not be issued unless and until the issuance right is exercised. In return, LNC pays a semi-annual facility fee to the trust at a rate of 1.691% per year (applied to the unexercised portion of the maximum amount of senior notes that LNC could issue and sell to the trust), and LNC reimburses the trust for its expenses.

The issuance right will be exercised automatically in full upon our failure to make certain payments to the trust, such as paying the facility fee or reimbursing the trust for its expenses, if the failure to pay is not cured within 30 days, or upon certain bankruptcy events involving LNC. We are also required to exercise the issuance right in full if our consolidated stockholders' equity (excluding AOCI) falls below a minimum threshold (which was $2.75 billion as of December 31, 2022, and is subject to adjustment from time to time in certain cases) and upon certain other events described in the facility agreement.

Prior to any involuntary exercise of the issuance right, LNC has the right to repurchase any or all of the 2.330% senior notes then held by the trust in exchange for U.S. Treasury securities. LNC may redeem any outstanding 2.330% senior notes, in whole or in part, prior to their maturity. Prior to May 15, 2030, the redemption price will equal the greater of par or a make-whole redemption price. After May 15, 2030, any outstanding 2.330% senior notes may be redeemed at par.

Credit Facilities

Credit facilities, which allow for borrowing or issuances of letters of credit ("LOCs"), (in millions) were as follows:

| | | As of December 31, 2022 | | | |
	Expiration Date	Maximum Available		LOCs Issued	
Credit Facilities					
Five-year revolving credit facility	June 19, 2026	$	2,500	$	1,641
LOC facility [1]	August 26, 2031		979		948
LOC facility [1]	October 1, 2031		891		891
Total		$	4,370	$	3,480

[1] Our wholly-owned subsidiaries entered into irrevocable LOC facility agreements with third-party lenders supporting inter-company reinsurance agreements.

During June 2021, we entered into an amended and restated credit agreement with a syndicate of banks, which amended and restated our existing five-year revolving credit facility agreement. The credit facility, which is unsecured, allows for the issuance of LOCs and borrowing of up to $2.5 billion and has a commitment termination date of June 19, 2026. The LOCs under the credit facility are used primarily to satisfy reserve credit requirements of (i) our domestic insurance companies for which reserve credit is provided by our affiliated reinsurance companies and (ii) certain ceding companies of our legacy reinsurance business.

The credit facility agreement, as currently in effect, contains:

- Customary terms and conditions, including covenants restricting our ability to incur liens, merge or consolidate with another entity where we are not the surviving entity and dispose of all or substantially all of our assets;
- Financial covenants including maintenance of a minimum consolidated net worth equal to the sum of $10.0 billion plus 50% of the aggregate net proceeds of equity issuances received by us after December 1, 2022, all as more fully set forth in the agreement; and a debt-to-capital ratio as defined in accordance with the agreement not to exceed 0.35 to 1.00;
- A cap on secured non-operating indebtedness and non-operating indebtedness of our subsidiaries equal to 7.5% of total capitalization, as defined in accordance with the agreement; and
- Customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default.

Upon an event of default, the credit facility agreement, as currently in effect, provides that, among other things, the commitments may be terminated and the loans then outstanding may be declared due and payable. As of December 31, 2022, we were in compliance with all such covenants.

Our LOC facility agreements each contain customary terms and conditions, including early termination fees, covenants restricting the ability of the subsidiaries to incur liens, merge or consolidate with another entity and dispose of all or substantially all of their assets. Upon an event of early termination, the agreements require the immediate payment of all or a portion of the present value of the future LOC fees that would have otherwise been paid. Further, the agreements contain customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default. The events of default include payment defaults, covenant defaults, material inaccuracies in representations and warranties, bankruptcy and liquidation proceedings and other customary defaults. Upon an event of default, the agreements provide that, among other things, obligations to issue, amend or increase the amount of any LOC shall be terminated and any obligations shall become immediately due and payable. As of December 31, 2022, we were in compliance with all such covenants.

Shelf Registration

We currently have an effective shelf registration statement, which allows us to issue, in unlimited amounts, securities, including debt securities, preferred stock, common stock, warrants, stock purchase contracts, stock purchase units and depository shares.

13. Contingencies and Commitments

Contingencies

Reinsurance Disputes

Certain reinsurers have sought rate increases on certain yearly renewable term agreements. We are disputing the requested rate increases under these agreements. We may initiate legal proceedings, as necessary, under these agreements in order to protect our contractual rights. Additionally, reinsurers have initiated, and may in the future initiate, legal proceedings against us. While this may impact the Life

Insurance segment, we believe it is unlikely the outcome of these disputes would have a material impact on the consolidated financial statements. For more information about reinsurance, see Note 8.

Regulatory and Litigation Matters

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers, registered investment advisers and unclaimed property laws.

LNC is involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with the actual experiences of LNC in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2022.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Accordingly, the estimate contained in this paragraph reflects two types of matters. For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable. In these cases, the estimate reflects the reasonably possible loss or range of loss. As of December 31, 2022, we estimate the aggregate range of reasonably possible losses, including amounts in excess of amounts accrued for these matters as of such date, to be up to approximately $190 million, after-tax. Any estimate is not an indication of expected loss, if any, or of the Company's maximum possible loss exposure on such matters.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Among other matters, we are presently engaged in litigation, including relating to cost of insurance rates ("Cost of Insurance and Other Litigation"), as described below. No accrual has been made for some of these matters. Although a loss is believed to be reasonably possible for these matters, for some of these matters, we are not able to estimate a reasonably possible amount or range of potential liability. An adverse outcome in one or more of these matters may have a material impact on the consolidated financial statements, but, based on information currently known, management does not believe those cases are likely to have such an impact.

Cost of Insurance and Other Litigation

<u>Cost of Insurance Litigation</u>

Glover v. Connecticut General Life Insurance Company and The Lincoln National Life Insurance Company, filed in the U.S. District Court for the District of Connecticut, No. 3:16-cv-00827, is a putative class action that was served on LNL on June 8, 2016. Plaintiff is the owner of a universal life insurance policy who alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who owned policies containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff's policy and seeks damages on behalf of all such policyholders. On January

11, 2019, the court dismissed Plaintiff's complaint in its entirety. In response, Plaintiff filed a motion for leave to amend the complaint, which we have opposed.

EFG Bank AG, Cayman Branch, et al. v. The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:17-cv-02592, is a civil action filed on February 1, 2017. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders' contracts when it increased non-guaranteed cost of insurance rates beginning in 2016. We are vigorously defending this matter.

In re: Lincoln National COI Litigation, pending in the U.S. District Court for the Eastern District of Pennsylvania, Case No. 2:16-cv-06605-GJP, is a consolidated litigation matter related to multiple putative class action cases that were consolidated by an order dated March 20, 2017. Plaintiffs purport to own certain universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Among other things, plaintiffs allege that LNL and LNC breached the terms of policyholders' contracts by increasing non-guaranteed cost of insurance rates beginning in 2016. Plaintiffs sought to represent classes of policyowners and sought damages on their behalf. On August 9, 2022, the court denied plaintiffs' motion for class certification. The parties participated in a mediation on December 13, 2022, and subsequently reached a settlement. On January 26, 2023, the parties informed the presiding judge of a class settlement in this action, subject to final documentation and court approval. The parties requested an extension of the current case schedule and indicated that plaintiffs anticipate filing a motion for preliminary approval of the class settlement on or before March 24, 2023. The terms of the provisional class settlement remain confidential.

In re: Lincoln National 2017 COI Rate Litigation, pending in the U.S. District Court for the Eastern District of Pennsylvania, Case No. 2:17-cv-04150, is a consolidated litigation matter related to multiple putative class action cases that were consolidated by an order dated March 28, 2018. Plaintiffs purport to own certain universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Among other things, plaintiffs allege that LNL and LNC breached the terms of policyholders' contracts by increasing non-guaranteed cost of insurance rates beginning in 2017. Plaintiffs sought to represent classes of policyholders and sought damages on their behalf. On August 9, 2022, the court denied plaintiffs' motion for class certification. The parties participated in a mediation on December 13, 2022, and subsequently reached a settlement. On January 26, 2023, the parties informed the presiding judge of a class settlement in this action, subject to final documentation and court approval. The parties requested an extension of the current case schedule and indicated that plaintiffs anticipate filing a motion for preliminary approval of the class settlement on or before March 24, 2023. The terms of the provisional class settlement remain confidential.

Iwanski v. First Penn-Pacific Life Insurance Company ("FPP"), No. 2:18-cv-01573 filed in the U.S. District Court for the Eastern District of Pennsylvania is a putative class action that was filed on April 13, 2018. Plaintiff alleges that defendant FPP breached the terms of his life insurance policy by deducting non-guaranteed cost of insurance charges in excess of what is permitted by the policies. Plaintiff seeks to represent all owners of universal life insurance policies issued by FPP containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff's policy and seeks damages on their behalf. Breach of contract is the only cause of action asserted. We are vigorously defending this matter.

TVPX ARS INC., as Securities Intermediary for Consolidated Wealth Management, LTD. v. The Lincoln National Life Insurance Company, filed in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-02989, is a putative class action that was filed on July 17, 2018. Plaintiff alleges that LNL charged more for non-guaranteed cost of insurance than permitted by the policy. Plaintiff seeks to represent all universal life and variable universal life policyholders who own policies issued by LNL or its predecessors containing non-guaranteed cost of insurance provisions that are similar to those of Plaintiff's policy and seeks damages on behalf of all such policyholders. We are vigorously defending this matter.

LSH Co. and Wells Fargo Bank, National Association, as securities intermediary for LSH Co. v. Lincoln National Corporation and The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:18-cv-05529, is a civil action filed on December 21, 2018. Plaintiffs own universal life insurance policies originally issued by Jefferson-Pilot (now LNL). Plaintiffs allege that LNL breached the terms of policyholders' contracts when it increased non-guaranteed cost of insurance rates in 2016 and 2017. We are vigorously defending this matter.

Vida Longevity Fund, LP v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:19-cv-06004, is a putative class action that was filed on June 27, 2019. Plaintiff alleges that Lincoln Life & Annuity Company of New York ("LLANY") charged more for non-guaranteed cost of insurance than was permitted by the policies. On March 31, 2022, the court issued an order granting plaintiff's motion for class certification and certified a class of all current or former owners of six universal life insurance products issued by LLANY that were assessed a cost of insurance charge any time on or after June 27, 2013. Plaintiff seeks damages on behalf of the class. We are vigorously defending this matter.

Angus v. The Lincoln National Life Insurance Company, pending in the U.S. District Court for the Eastern District of Pennsylvania, No. 2:22-cv-01878, is a putative class action filed on May 13, 2022. Plaintiff alleges that defendant LNL breached the terms of her life insurance policy by deducting non-guaranteed cost of insurance charges in excess of what is permitted by the policies. Plaintiff seeks to represent all owners of universal life insurance policies issued or insured by LNL or its predecessors containing non-guaranteed cost of insurance provisions that are similar to those of plaintiff's policy and seeks damages on their behalf. Breach of contract is the only cause of action asserted. On August 26, 2022, LNL filed a motion to dismiss. We are vigorously defending this matter.

Other Litigation

Andrew Nitkewicz v. Lincoln Life & Annuity Company of New York, pending in the U.S. District Court for the Southern District of New York, No. 1:20-cv-06805, is a putative class action that was filed on August 24, 2020. Plaintiff Andrew Nitkewicz, as trustee of the Joan C. Lupe Trust, seeks to represent all current and former owners of universal life (including variable universal life) policies who own or owned policies issued by LLANY and its predecessors in interest that were in force at any time on or after June 27, 2013, and for which planned annual, semi-annual, or quarterly premiums were paid for any period beyond the end of the policy month of the insured's death. Plaintiff alleges LLANY failed to refund unearned premium in violation of New York Insurance Law Section 3203(a)(2) in connection with the payment of death benefit claims for certain insurance policies. Plaintiff seeks compensatory damages and pre-judgment interest on behalf of the various classes and sub-class. On July 2, 2021, the court granted, with prejudice, LLANY's November 2020 motion to dismiss this matter. Plaintiff filed a notice of appeal on July 28, 2021, and on September 26, 2022, the U.S. Court of Appeals for the Second Circuit reserved its decision and certified a question to the New York Court of Appeals. On October 20, 2022, the New York Court of Appeals accepted the question, and has set a briefing schedule.

Commitments

Leases

As of December 31, 2022 and 2021, we had operating lease ROU assets of $140 million and $147 million, respectively, and associated lease liabilities of $152 million and $157 million, respectively. The weighted-average discount rate was 3.3% and 2.6%, respectively, and the weighted-average remaining lease term was five years as of December 31, 2022 and 2021. Operating lease expense for the years ended December 31, 2022, 2021 and 2020, was $45 million, $49 million and $50 million, respectively, and reported in commissions and other expenses on the Consolidated Statements of Comprehensive Income (Loss).

As of December 31, 2022 and 2021, we had finance lease assets of $14 million and $37 million, respectively, and associated finance lease liabilities of $106 million and $175 million, respectively. The accumulated amortization associated with the finance lease assets was $458 million and $436 million as of December 31, 2022 and 2021, respectively. These assets will continue to be amortized on a straight-line basis over the assets' remaining lives. The weighted-average discount rate was 2.9% and 1.4%, respectively, and the weighted-average remaining lease term was one year as of December 31, 2022 and 2021.

Finance lease expense (in millions) was as follows:

	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Amortization of finance lease assets [1]	$	23	$	38	$	53
Interest on finance lease liabilities [2]		4		3		6
Total	$	27	$	41	$	59

[1] Amortization of finance lease assets is reported in commissions and other expenses on the Consolidated Statements of Comprehensive Income (Loss).
[2] Interest on finance lease liabilities is reported in interest and debt expense on the Consolidated Statements of Comprehensive Income (Loss).

The table below presents cash flow information (in millions) related to leases:

	For the Years Ended December 31,					
	2022		**2021**		**2020**	
Supplemental Cash Flow Information						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	47	$	47	$	54
Financing cash flows from finance leases		74		62		53
Supplemental Non-Cash Information						
ROU assets obtained in exchange for new lease obligations:						
Operating leases	$	23	$	8	$	10

Our future minimum lease payments (in millions) under non-cancellable leases as of December 31, 2022, were as follows:

	Operating Leases	Finance Leases
2023	$ 44	$ 82
2024	42	18
2025	38	7
2026	34	4
2027	18	-
Thereafter	15	-
Total future minimum lease payments	191	111
Less: Amount representing interest	39	5
Present value of minimum lease payments	$ 152	$ 106

As of December 31, 2022, we had no leases that had not yet commenced.

Certain Financing Arrangements

We periodically enter into sale-leaseback arrangements that do not meet the criteria of a sale for accounting purposes. As such, we account for these transactions as financing arrangements. As of December 31, 2022 and 2021, we had $558 million and $375 million, respectively, of financing obligations reported within other liabilities on the Consolidated Balance Sheets. Future payments due on certain financing arrangements (in millions) as of December 31, 2022, were as follows:

2023	$ 43
2024	95
2025	127
2026	175
2027	191
Thereafter	-
Total future minimum lease payments	631
Less: Amount representing interest	73
Present value of minimum lease payments	$ 558

Vulnerability from Concentrations

As of December 31, 2022, we did not have a concentration of: business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial condition. For information on our investment and reinsurance concentrations, see Notes 4 and 8, respectively.

Other Contingency Matters

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments and the related reductions in future state premium taxes, which net to assessments (recoveries) of $(2) million and $(6) million as of December 31, 2022 and 2021, respectively.

14. Shares and Stockholders' Equity

Preferred Shares

Preferred shares authorized, issued and outstanding were as follows:

	As of December 31,					
	2022			2021		
	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding
9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C	20,000	20,000	20,000	-	-	-
9.000% Non-Cumulative Preferred Stock, Series D	20,000	20,000	20,000	-	-	-
Not designated	9,960,000	-	-	10,000,000	-	-
Total preferred shares	10,000,000	40,000	40,000	10,000,000	-	-

In November 2022, we issued 500,000 depositary shares ("Series C Depositary Shares"), each representing a 1/25th interest in a share of our 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C liquidation preference $25,000 per share (the "Series C Preferred Stock") and in the aggregate representing 20,000 shares of Series C Preferred Stock, for aggregate net cash proceeds of $493 million. Dividends, if declared, will be payable commencing on March 1, 2023, and will accrue and be payable on the first day of March and September each year, in arrears, at an annual rate of 9.250% on the liquidation preference of $25,000 per share. From, and including March 1, 2028 (the first "reset date"), the annual rate will reset every five years at a rate equal to the five-year treasury rate as of the most recent reset dividend determination date plus 5.318%. We may, at our option, redeem our Series C Preferred Stock in whole but not in part within 90 days after certain rating agency events, or a regulatory capital event, or in whole or in part, from time to time, during the three-month period prior to each reset date.

We may, at our option, redeem the Series C Preferred Stock, (a) in whole but not in part within 90 days after the occurrence of a rating agency event at a redemption price equal to 102% of the stated amount of a share of Series C Preferred Stock (initially, $25,500 per share of Series C Preferred Stock, equivalent to $1,020 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date; and (b)(i)in whole but not in part within 90 days after the occurrence of a regulatory capital event, or (ii) in whole or in part, from time to time, during the three-month period prior to March 1, 2028, and during the three-month period prior to each reset date thereafter in each case, at a redemption price equal to the stated amount of a share of Series C Preferred Stock (initially, $25,000 per share of Series C Preferred Stock, equivalent to $1,000 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

In November 2022, we issued 20,000,000 depositary shares ("Series D Depositary Shares"), each representing a 1/1000th interest in a share of our 9.000% Series D, Non-Cumulative Preferred Stock, liquidation preference $25,000 per share (the "Series D Preferred Stock") and in the aggregate representing 20,000 shares of Series D Preferred Stock, for aggregate net cash proceeds of $493 million. Dividends, if declared, will be payable commencing on March 1, 2023, and will accrue and be payable quarterly on the first day of March, June, September, and December each year, in arrears, at an annual rate of 9.000%. We may, at our option, redeem our Series D Preferred Stock in whole but not in part within 90 days after certain rating agency events, or a regulatory capital event, or in whole or in part, at any time or from time to time, on or after December 1, 2027.

We may, at our option, redeem the Series D Preferred Stock, (a) in whole but not in part, at any time prior to December 1, 2027, within 90 days after the occurrence of a rating agency event at a redemption price equal to 102% of the stated amount of a share of Series D Preferred Stock (initially, $25,500 per share of Series D Preferred Stock, equivalent to $25.50 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date, and (b)(i) in whole but not in part, at any time prior to December 1, 2027, within 90 days after the occurrence of a regulatory capital event; or (ii) in whole or in part, at any time or from time to time on or after December 1, 2027, in each case, at a redemption price equal to the stated amount of a share of Series D Preferred Stock (initially, $25,000 per share of Series D Preferred Stock, equivalent to $25.00 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

The Series C Preferred Stock and the Series D Preferred Stock (together, the "Preferred Stock") rank equally with each other for liquidation preference. The Preferred Stock is senior to our common stock with respect to the payment of dividends, if declared, and distributions of assets upon any liquidation, dissolution or winding-up of the Company. The ability of the Company to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of its common stock or any shares of the Company that rank junior to, or on parity with, the Preferred Stock is subject to certain restrictions in the event that we do not declare and pay (or set aside) dividends on the Preferred Stock for the last preceding dividend period.

Except as otherwise provided by law, every holder of Preferred Stock will have the right at every shareholders' meeting to one vote for each share of Preferred Stock held in their name as of the record date for such meeting. In addition, at any time when six or more quarterly dividends, whether or not consecutive, on one or more series of the Preferred Stock is in default, the holders of all preferred stock at the time or times outstanding as to which such default shall exist shall have certain voting rights with respect to the election of additional directors to the Company's Board of Directors, as provided in the Certificate of Designations for each series of Preferred Stock.

Each share of Preferred Stock is perpetual and has no maturity date. The Preferred Stock is not convertible into, or exchangeable for, any other class or series of stock or other securities of the Company or its subsidiaries and is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund, or other similar provisions.

Our Series C and D Preferred Stock are without par value.

Common Shares

The changes in our common stock (number of shares) were as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Common Stock			
Balance as of beginning-of-year	177,193,515	192,329,691	196,668,532
Stock compensation/issued for benefit plans	692,491	1,106,572	547,209
Retirement/cancellation of shares	(8,665,495)	(16,242,748)	(4,886,050)
Balance as of end-of-year	169,220,511	177,193,515	192,329,691
Common Stock as of End-of-Year			
Basic basis	169,220,511	177,193,515	192,329,691
Diluted basis	170,483,323	179,229,110	193,672,296

Average Common Shares

A reconciliation of the denominator (number of shares) in the calculations of basic and diluted earnings (loss) per common share was as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Weighted-average shares, as used in basic calculation	171,034,695	187,359,884	193,610,225
Shares to cover non-vested stock	968,005	1,357,245	687,240
Average stock options outstanding during the year	989,123	1,844,117	746,742
options (at average market price for the year)	(783,232)	(1,419,165)	(576,582)
Shares repurchasable from measured but			
unrecognized stock option expense	(21,006)	(43,314)	(2,445)
Average deferred compensation shares	512,570	-	-
Weighted-average shares, as used in diluted calculation [(1)]	172,700,155	189,098,767	194,465,180

[(1)]   Due to reporting a net loss for the year ended December 31, 2022, basic shares were used in the diluted EPS calculation for this year as the use of diluted shares would have resulted in a lower loss per share.

In the event the average market price of LNC common stock exceeds the issue price of stock options and the options have a dilutive effect to our EPS, such options will be shown in the table above.

We have participants in our deferred compensation plans who selected LNC stock as the measure for the investment return attributable to all or a portion of their deferral amounts. This obligation is settled in either cash or LNC stock pursuant to the applicable plan document. We exclude deferred units of LNC stock that are antidilutive from our diluted EPS calculation. The mark-to-market adjustment of these deferred units excluded from our diluted EPS calculation was $13 million for the year ended December 31, 2022.

Our common stock is without par value.

AOCI

The following summarizes the components and changes in AOCI (in millions):

	For the Year Ended December 31, 2022	As Restated For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Unrealized Gain (Loss) on Fixed Maturity AFS Securities and Certain Other Investments			
Balance as of beginning-of-year	$ 6,777	$ 9,611	$ 5,983
Cumulative effect from adoption of new accounting standards	-	-	45
Unrealized holding gains (losses) arising during the year	(25,552)	(4,669)	7,925
Change in foreign currency exchange rate adjustment	(322)	(145)	180
Change in DAC, VOBA, DSI, future contract benefits and other contract holder funds	7,369	1,815	(3,569)
Income tax benefit (expense)	3,955	641	(970)
Less:			
Reclassification adjustment for gains (losses) included in net income (loss)	(15)	626	(53)
Associated amortization of DAC, VOBA, DSI and DFEL	(12)	(24)	32
Income tax benefit (expense)	6	(126)	4
Balance as of end-of-year	$ (7,752)	$ 6,777	$ 9,611
Unrealized OTTI on Fixed Maturity AFS Securities			
Balance as of beginning-of-year	$ -	$ -	$ 45
(Increases) attributable to:			
Cumulative effect from adoption of new accounting standards	-	-	(45)
Balance as of end-of-year	$ -	$ -	$ -
Unrealized Gain (Loss) on Derivative Instruments			
Balance as of beginning-of-year	$ (103)	$ (402)	$ (11)
Unrealized holding gains (losses) arising during the year	378	246	(257)
Change in foreign currency exchange rate adjustment	312	152	(174)
Change in DAC, VOBA, DSI and DFEL	27	8	(17)
Income tax benefit (expense)	(150)	(87)	94
Less:			
Reclassification adjustment for gains (losses) included in net income (loss)	92	26	48
Associated amortization of DAC, VOBA, DSI and DFEL	(6)	(1)	(1)
Income tax benefit (expense)	(18)	(5)	(10)
Balance as of end-of-year	$ 396	$ (103)	$ (402)
Foreign Currency Translation Adjustment			
Balance as of beginning-of-year	$ (14)	$ (12)	$ (17)
Foreign currency translation adjustment arising during the year	(20)	(2)	5
Balance as of end-of-year	$ (34)	$ (14)	$ (12)
Funded Status of Employee Benefit Plans			
Balance as of beginning-of-year	$ (219)	$ (266)	$ (327)
Adjustment arising during the year	(74)	56	74
Income tax benefit (expense)	15	(9)	(13)
Balance as of end-of-year	$ (278)	$ (219)	$ (266)

The following summarizes the reclassifications out of AOCI (in millions) and the associated line item in the Consolidated Statements of Comprehensive Income (Loss):

	For the Year Ended December 31, 2022	As Restated For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	
Unrealized Gain (Loss) on Fixed Maturity AFS Securities and Certain Other Investments				
Gross reclassification	$ (15)	$ 626	$ (53)	Realized gain (loss)
Associated amortization of DAC, VOBA, DSI and DFEL	(12)	(24)	32	Realized gain (loss)
Reclassification before income tax benefit (expense)	(27)	602	(21)	Income (loss) before taxes
Income tax benefit (expense)	6	(126)	4	Federal income tax expense
Reclassification, net of income tax	$ (21)	$ 476	$ (17)	Net income (loss)
Unrealized Gain (Loss) on Derivative Instruments				
Gross reclassifications:				
Interest rate contracts	$ 2	$ 3	$ 2	Net investment income
Interest rate contracts	(11)	(23)	(16)	Interest and debt expense
Foreign currency contracts	62	48	56	Net investment income
Foreign currency contracts	39	(2)	6	Realized gain (loss)
Total gross reclassifications	92	26	48	
Associated amortization of DAC, VOBA, DSI and DFEL	(6)	(1)	(1)	Commissions and other expenses
Reclassifications before income tax benefit (expense)	86	25	47	Income (loss) before taxes
Income tax benefit (expense)	(18)	(5)	(10)	Federal income tax expense
Reclassifications, net of income tax	$ 68	$ 20	$ 37	Net income (loss)

15. Realized Gain (Loss)

Details underlying realized gain (loss) (in millions) reported on the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Fixed maturity AFS securities:			
Gross gains	$ 38	$ 663	$ 31
Gross losses	(53)	(37)	(84)
Credit loss benefit (expense) [1]	(15)	(11)	(26)
Realized gain (loss) on equity securities [2]	15	44	8
Credit loss benefit (expense) on mortgage loans on real estate	(3)	112	(117)
Credit loss benefit (expense) on reinsurance-related assets [3]	(126)	2	-
Realized gain (loss) on the mark-to-market on certain instruments [4][5]	37	63	26
Other gain (loss) on investments	(35)	-	(7)
Associated amortization of DAC, VOBA, DSI and DFEL and changes in other contract holder funds	(18)	(25)	31
Total realized gain (loss) related to financial instruments and reinsurance-related assets	(160)	811	(138)
Indexed annuity and IUL contracts net derivative results: [6]			
Gross gain (loss)	74	22	37
Associated amortization of DAC, VOBA, DSI and DFEL	(56)	4	(25)
Variable annuity net derivative results: [7]			
Gross gain (loss)	526	(513)	(367)
Associated amortization of DAC, VOBA, DSI and DFEL	(39)	90	(20)
Total realized gain (loss)	$ 345	$ 414	$ (513)

[1] Includes changes in the allowance for credit losses as well as direct write-downs to amortized cost as a result of negative credit events.

[2] Includes mark-to-market adjustments on equity securities still held of $10 million, $47 million (as restated) and $8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

[3] See Note 8 for information on credit losses on reinsurance-related assets.

[4] Represents changes in the fair values of certain derivative investments (not including those associated with our variable and indexed annuity and IUL contracts net derivative results), reinsurance-related embedded derivatives, mortgage loans on real estate accounted for under the fair value option and trading securities. See Notes 1 and 8 for information regarding modified coinsurance.

[5] Includes gains and losses from fair value changes on mortgage loans on real estate accounted for under the fair value option of $(24) million, $3 million and $(24) million for the years ended December 31, 2022, 2021 and 2020, respectively.

[6] Represents the net difference between the change in fair value of the index options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity and IUL contracts along with changes in the fair value of embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.

[7] Includes the net difference in the change in embedded derivative reserves of our GLB riders and the change in the fair value of the derivative instruments we own to hedge the change in embedded derivative reserves on our GLB riders and the benefit ratio unlocking on our GLB and GDB riders, including the cost of purchasing the hedging instruments.

16. Commissions and Other Expenses

Details underlying commissions and other expenses (in millions) were as follows:

| | As Restated | | For the |
| | For the Years Ended December 31, | | Year Ended December 31, |
	2022	2021	2020
Commissions	$ 2,190	$ 2,223	$ 2,183
General and administrative expenses	2,241	2,251	2,072
Expenses associated with reserve financing and LOCs	108	102	94
DAC and VOBA deferrals and interest, net of amortization	(358)	258	(156)
Broker-dealer expenses	536	570	493
Specifically identifiable intangible asset amortization	37	37	37
Taxes, licenses and fees	342	339	321
Transaction and integration costs related to mergers, acquisitions and divestitures	-	14	20
Total	$ 5,096	$ 5,794	$ 5,064

17. Retirement and Deferred Compensation Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

We maintain U.S. defined benefit pension plans in which certain U.S. employees and agents are participants, and a U.K. plan we retained after the sale of the Lincoln UK business. Our defined benefit pension plans are closed to new entrants and existing participants do not accrue any additional benefits. We comply with the minimum funding requirements in both the U.S. and the U.K. In accordance with such practice, we were not required to make contributions for the years ended December 31, 2022 and 2021. We do not expect to be required to make any contributions to these pension plans in 2023. We sponsor other postretirement benefit plans that provide health care and life insurance to certain retired employees and agents. Total net periodic cost (recovery) for these plans was $(41) million, $(41) million and $(11) million during 2022, 2021 and 2020, respectively, which was reported within commissions and other expenses on the Consolidated Statements of Comprehensive Income (Loss). In 2023, we expect the plans to make benefit payments of approximately $100 million.

Information (in millions) with respect to these plans was as follows:

	As of or For the Years Ended December 31,			
	2022	2021	2022	2021
			Other Postretirement	
	Pension Plans		Benefit Plans	
Fair value of plan assets	$ 1,126	$ 1,667	$ 71	$ 67
Projected benefit obligation	1,126	1,595	44	79
Funded status	$ -	$ 72	$ 27	$ (12)
Amounts Recognized on the Consolidated Balance Sheets				
Other assets	$ 91	$ 182	$ 27	$ -
Other liabilities	(91)	(110)	-	(12)
Net amount recognized	$ -	$ 72	$ 27	$ (12)
Weighted-Average Assumptions				
Benefit obligations:				
Weighted-average discount rate	5.49%	2.76%	5.70%	3.10%
Net periodic benefit cost:				
Weighted-average discount rate	2.81%	2.61%	3.73%	2.96%
Expected return on plan assets	5.67%	6.13%	6.50%	6.50%

The weighted average discount rate was determined based on a corporate yield curve as of December 31, 2022, and projected benefit obligation cash flows. The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans' target plan allocation. We reevaluate these assumptions each plan year.

The following summarizes our fair value measurements of our benefit plans' assets (in millions) on a recurring basis by asset category:

| | As of December 31, | | |
	2022		2021
Fixed maturity securities:			
Corporate bonds	$ 292	$	452
U.S. government bonds	196		228
Foreign government bonds	128		191
State and municipal bonds	22		28
Limited partnerships and common and			
preferred stock	353		527
Bulk annuity insurance policy	89		150
Cash and invested cash	46		91
Other investments	71		67
Total	$ 1,197	$	1,734

Defined Contribution Plans

We sponsor tax-qualified defined contribution plans for eligible employees and agents. We administer these plans in accordance with the plan documents and various limitations under section 401(a) of the Internal Revenue Code of 1986. For the years ended December 31, 2022, 2021 and 2020, expenses for these plans were $102 million, $107 million and $100 million, respectively.

Deferred Compensation Plans

We sponsor non-qualified, unfunded, deferred compensation plans for certain current and former employees, agents and non-employee directors. The results of certain notional investment options within some of the plans are hedged by total return swaps. Our expenses increase or decrease in direct proportion to the change in market value of the participants' investment options. Participants of certain plans are able to select our stock as a notional investment option; however, it is not hedged by the total return swaps and is a primary source of expense volatility related to these plans. For the years ended December 31, 2022, 2021 and 2020, expenses for these plans were $(4) million, $32 million and $35 million, respectively. For further discussion of total return swaps related to our deferred compensation plans, see Note 5.

Information (in millions) with respect to these plans was as follows:

| | As of December 31, | | |
	2022		2021
Total liabilities [1]	$ 686	$	841
Investments dedicated to fund liabilities [2]	206		254

[1] Reported in other liabilities on the Consolidated Balance Sheets.
[2] Reported in other assets on the Consolidated Balance Sheets.

18. Stock-Based Incentive Compensation Plans

We sponsor stock-based incentive compensation plans for our employees and directors and for the employees and agents of our subsidiaries that provide for the issuance of stock options, performance shares and restricted stock units ("RSUs"), among other types of awards. We issue new shares to satisfy option exercises and vested performance shares and RSUs.

Total compensation expense (in millions) by award type for our stock-based incentive compensation plans was as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Stock options	$ 6	$ 8	$ 10
Performance shares	10	18	5
RSUs	35	35	36
Total	$ 51	$ 61	$ 51
Recognized tax benefit	$ 11	$ 13	$ 11

Total unrecognized compensation expense (in millions) and expected weighted-average life (in years) by award type for our stock-based incentive compensation plans was as follows:

| | For the Years Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Expense	Weighted-Average Period	Expense	Weighted-Average Period	Expense	Weighted-Average Period
Stock options	$ 11	0.8	$ 8	0.7	$ 8	0.7
Performance shares	19	1.2	14	1.2	14	1.3
RSUs	55	1.4	43	1.4	37	1.2
Total unrecognized stock-based incentive compensation expense	$ 85		$ 65		$ 59	

Stock Options

The option price assumptions used for our stock option awards were as follows:

| | For the Years Ended December 31, | | |
	2022	2021	2020
Weighted-average fair value per option granted	$ 18.13	$ 17.26	$ 12.25
Weighted-average assumptions:			
Dividend yield	3.2%	3.0%	3.0%
Expected volatility	44.4%	45.0%	30.1%
Risk-free interest rate [1]	1.9-3.8%	0.6-1.0%	0.3-1.4%
Expected life (in years)	5.8	5.8	5.8

[1] Risk-free interest rate expressed as a range and not a weighted average.

The fair value of options is determined using a Black-Scholes options valuation model with the assumptions disclosed in the table above. The dividend yield is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the implied volatility of exchange-traded securities and the historical volatility of the LNC stock price. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the options granted represents the weighted-average period of time from the grant date to the date of exercise, expiration or cancellation based upon historical behavior.

Generally, stock options have a maximum contractual term of ten years and vest ratably over a three year period based solely on a service condition. Information with respect to our incentive plans involving stock options with service conditions (aggregate intrinsic value shown in millions) was as follows:

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	3,011,536	$	59.23		
Granted	593,609		55.10		
Exercised	(38,374)		54.76		
Forfeited or expired	(170,232)		63.19		
Outstanding as of December 31, 2022	3,396,539	$	58.36	6.09	$ -
Vested or expected to vest as of December 31, 2022 [1]	3,238,301	$	58.49	5.97	$ -
Exercisable as of December 31, 2022	2,476,028	$	59.47	5.05	$ -

[1] Includes estimated forfeitures.

The total fair value of stock options with service conditions that vested during the years ended December 31, 2022, 2021 and 2020 was $8 million, $8 million and $8 million, respectively. The total intrinsic value of such options exercised during the years ended December 31, 2022, 2021 and 2020, was $1 million, $15 million and $3 million, respectively.

We award to certain agents stock options that have a maximum contractual term of five years and generally vest ratably over a two year period depending on the satisfaction of the performance conditions. Information with respect to our incentive plans involving stock options with performance conditions (aggregate intrinsic value shown in millions) was as follows:

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	166,278	$	58.88		
Granted	33,435		60.58		
Exercised	(29,931)		63.59		
Forfeited or expired	(48,385)		60.49		
Outstanding as of December 31, 2022	121,397	$	57.55	2.36	$ -
Vested or expected to vest as of December 31, 2022 [1]	114,310	$	57.34	2.26	$ -
Exercisable as of December 31, 2022	97,773	$	56.72	1.99	$ -

[1] Includes estimated forfeitures.

The total fair value of stock options with performance conditions that vested during the years ended December 31, 2022, 2021 and 2020, was $1 million, less than $1 million and less than $1 million, respectively. The total intrinsic value of such options exercised during the years ended December 31, 2022, 2021 and 2020, was less than $1 million, $1 million and less than $1 million, respectively.

Performance Shares

LNC performance shares vest, if at all, after the conclusion of the three-year performance period and certification of performance results by the Compensation Committee, and, generally, on the third anniversary of the grant date. Depending on the achievement level of performance measures pre-determined by the Compensation Committee for the three-year performance period, payouts could range from 0% to 200% of the target award for performance shares granted prior to 2021, 0% to 240% of the target award for performance shares granted in 2021 and 0% to 232% of the target award for performance shares granted in 2022. Dividend equivalents accrue with respect to unvested performance shares when and as cash dividends are paid on the Company's common stock and vest if and to the extent that the underlying performance shares vest. Performance share information in the table below includes dividend equivalents credited on unvested performance share awards at target. Information with respect to our performance shares was as follows:

	Shares	Weighted-Average Grant-Date Fair Value	
Outstanding as of December 31, 2021 [1]	630,670	$	63.16
Granted	374,128		69.37
Vested	(185,194)		66.89
Forfeited	(72,756)		69.97
Performance adjustment [2]	20,580		66.89
Outstanding as of December 31, 2022 [1]	767,428	$	64.61

[1] Represents target award amounts.
[2] Represents the difference between the target shares granted and the actual shares vested based upon the achievement level of performance measures.

RSUs

LNC RSUs generally cliff vest on the third anniversary of the grant date, based solely on a service condition. Dividend equivalents accrue with respect to unvested RSUs when and as cash dividends are paid on the Company's common stock and vest if and when the underlying RSUs vest. RSU information in the table below includes dividend equivalents credited on unvested RSU awards. Information with respect to our RSUs was as follows:

	Shares	Weighted-Average Grant-Date Fair Value	
Outstanding as of December 31, 2021	1,870,556	$	59.78
Granted	938,181		65.53
Vested	(713,247)		62.53
Forfeited	(156,341)		62.27
Outstanding as of December 31, 2022	1,939,149	$	61.26

19. Statutory Information and Restrictions

The Company's domestic life insurance subsidiaries prepare financial statements in accordance with statutory accounting principles ("SAP") prescribed or permitted by the insurance departments of their states of domicile, which may vary materially from GAAP.

Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

Our insurance subsidiaries are subject to the applicable laws and regulations of their respective states of domicile. Changes in these laws and regulations could change capital levels or capital requirements for our insurance subsidiaries.

Statutory capital and surplus, net gain (loss) from operations, after-tax, net income (loss) and dividends to the LNC holding company amounts (in millions) below consist of all or a combination of the following entities: LNL, LLANY, FPP, Lincoln Reinsurance Company of South Carolina, Lincoln Reinsurance Company of Vermont I, Lincoln Reinsurance Company of Vermont III, Lincoln Reinsurance Company of Vermont IV, Lincoln Reinsurance Company of Vermont V, Lincoln Reinsurance Company of Vermont VI and Lincoln Reinsurance Company of Vermont VII.

	As of December 31,	
	2022	2021
U.S. capital and surplus	$ 8,624	$ 8,773

	For the Years Ended December 31,		
	2022	2021	2020
U.S. net gain (loss) from operations, after-tax	$ 1,730	$ (1,262)	$ (271)
U.S. net income (loss)	1,991	(547)	29
U.S. dividends to LNC holding company	667	1,955	660

State Prescribed and Permitted Practices

The states of domicile of the Company's insurance subsidiaries have adopted certain prescribed or permitted accounting practices that differ from those found in NAIC SAP. These prescribed practices are the calculation of reserves on universal life policies based on the Indiana universal life method as prescribed by the state of Indiana for policies issued before January 1, 2006, the use of a more conservative valuation interest rate on certain annuities prescribed by the states of Indiana and New York. Also, the state of New York prescribes use of the continuous Commissioners' Annuity Reserve Valuation Method in the calculation of reserves and use of minimum reserve methods and assumptions for variable annuity and individual life insurance contracts that may be more conservative than those required by NAIC SAP. The statutory permitted practices allow accounting for certain derivative assets at amortized cost and allow determining certain indexed annuity and indexed universal life statutory reserve calculations with the assumption that the market value of the related liability call option(s) associated with the current index term is zero. At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance. The statutory accounting practices also allow accounting for certain group fixed annuity assets at general account values.

The Vermont reinsurance subsidiaries also have certain accounting practices permitted by the state of Vermont that differ from those found in NAIC SAP. One permitted practice involves accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation ("XXX") additional statutory reserves as an admitted asset and a form of surplus as of December 31, 2022 and 2021. Another permitted practice involves the acquisition of an LLC note in exchange for a variable value surplus note that is recognized as an admitted asset and a form of surplus as of December 31, 2022 and 2021. Lastly, the state of Vermont has permitted a practice to account for certain excess of loss reinsurance agreements with unaffiliated reinsurers as an asset and form of surplus as of December 31, 2022 and 2021. These permitted practices are related to structures that continue to be allowed in accordance with the grandfathered structures under the provisions of Actuarial Guideline 48 ("AG48") or are compliant under AG48 requirements.

The favorable (unfavorable) effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

	As of December 31,	
	2022	2021
State Prescribed Practices		
Calculation of reserves using the Indiana universal life method	$ 3	$ 6
Conservative valuation rate on certain annuities	(36)	(40)
Calculation of reserves using continuous CARVM	(1)	-
Conservative Reg 213 reserves on variable annuity and individual life contracts	(37)	(27)
State Permitted Practice		
Derivative instruments and equity indexed reserves	14	(113)
Assets in group fixed annuity contracts held at general account values	436	-
Vermont Subsidiaries Permitted Practices		
Lesser of LOC and XXX additional reserve as surplus	1,838	1,847
LLC notes and variable value surplus notes	1,547	1,616
Excess of loss reinsurance agreements	549	493

The NAIC has adopted RBC requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the NAIC, to its company action level of RBC (known as the "RBC ratio"), also as defined by the NAIC. The company action level may be triggered if the RBC ratio is between 75% and 100%, which would require the insurer to submit a plan to the regulator detailing corrective action it proposes to undertake. As of December 31, 2022, the consolidated RBC ratio for LNC's statutory insurance companies was in excess of three times the aforementioned company action level RBC.

Our insurance subsidiaries are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, our Indiana insurance subsidiaries, including our primary insurance subsidiary, LNL, may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer's contract holders' surplus, as shown on its last annual statement on file with the Commissioner or the insurer's statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. LNL's subsidiary LLANY, a New York-domiciled insurance company, is bound by similar restrictions under the laws of New York. Under New York law, the applicable statutory limitation on dividends is equal to the lesser of 10% of surplus to contract holders as of the immediately preceding calendar year or net gain from operations for the immediately preceding calendar year, not including realized capital gains. We expect our direct domestic insurance subsidiaries could pay dividends to LNC of approximately $1.7 billion in 2023 without prior approval from the respective Commissioner of Insurance.

All payments of principal and interest on surplus notes between LNC and our insurance subsidiaries must be approved by the respective Commissioner of Insurance.

20. Fair Value of Financial Instruments

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

	As Restated			
	As of December 31, 2022		As of December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Fixed maturity AFS securities	$ 99,736	$ 99,736	$ 118,711	$ 118,711
Trading securities	3,498	3,498	4,460	4,460
Equity securities	427	427	375	375
Mortgage loans on real estate	18,301	16,553	17,991	18,700
Derivative investments	3,594	3,594	5,697	5,697
Other investments	3,739	3,739	4,279	4,279
Cash and invested cash	3,343	3,343	2,612	2,612
Other assets:				
GLB direct embedded derivatives	1,697	1,697	1,967	1,967
GLB ceded embedded derivatives	29	29	56	56
Reinsurance-related embedded derivatives	416	416	-	-
Indexed annuity ceded embedded derivatives	525	525	528	528
Separate account assets	143,536	143,536	182,583	182,583
Liabilities				
Future contract benefits – indexed annuity and IUL contracts embedded derivatives	(4,783)	(4,783)	(6,131)	(6,131)
Other contract holder funds:				
Remaining guaranteed interest and similar contracts	(1,686)	(1,686)	(1,788)	(1,788)
Account values of certain investment contracts	(43,573)	(34,268)	(41,194)	(47,862)
Short-term debt	(500)	(496)	(300)	(302)
Long-term debt	(5,955)	(5,005)	(6,325)	(6,707)
Other liabilities:				
Reinsurance-related embedded derivatives	-	-	(206)	(206)
Derivative liabilities	(210)	(210)	(709)	(709)
GLB ceded embedded derivatives	(167)	(167)	(182)	(182)

Valuation Methodologies and Associated Inputs for Financial Instruments Not Carried at Fair Value

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on the Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

Mortgage Loans on Real Estate

The fair value of mortgage loans on real estate, excluding mortgage loans accounted for using the fair value option, is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent. The inputs used to measure the fair value of our mortgage loans on real estate, excluding mortgage loans accounted for using the fair value option, are classified as Level 2 within the fair value hierarchy.

Other Investments

The carrying value of our assets classified as other investments, excluding short-term investments, approximates fair value. Other investments includes primarily LPs and other privately held investments that are accounted for using the equity method of accounting and the carrying value is based on our proportional share of the net assets of the LPs. Other investments also includes FHLB stock carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. The inputs used to measure the fair value of our LPs, other privately held investments and FHLB stock are classified as Level 3 within the fair value hierarchy. The remaining assets in other investments include cash collateral receivables and securities that are not LPs or other privately held investments. The inputs used to measure the fair value of these assets are classified as Level 2 within the fair value hierarchy.

Separate Account Assets

Separate account assets are primarily carried at fair value. A portion of our separate account assets includes LPs, which are accounted for using the equity method of accounting. The carrying value is based on our proportional share of the net assets of the LPs and approximates fair value. The inputs used to measure the fair value of the separate account asset LPs are classified as Level 3 within the fair value hierarchy.

Other Contract Holder Funds

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of December 31, 2022 and 2021, the remaining guaranteed interest and similar contracts carrying value approximated fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date. The inputs used to measure the fair value of our other contract holder funds are classified as Level 3 within the fair value hierarchy.

Short-Term and Long-Term Debt

The fair value of short-term and long-term debt is based on quoted market prices. The inputs used to measure the fair value of our short-term and long-term debt are classified as Level 2 within the fair value hierarchy.

Fair Value Option

Mortgage loans on real estate, net of allowance for credit losses, as reported on the Consolidated Balance Sheets, includes mortgage loans on real estate for which the fair value option was elected. The fair value option allows us to elect fair value as an alternative measurement for mortgage loans not otherwise reported at fair value. We have made these elections for certain mortgage loans associated with modified coinsurance agreements to help mitigate the inconsistency in earnings that would otherwise result from the use of embedded derivatives included with these loans. Changes in fair value are reflected in realized gain (loss) on the Consolidated Statement of Comprehensive Income (Loss). Changes in fair value due to instrument-specific credit risk are estimated using changes in credit spreads and quality ratings for the period reported. Mortgage loans on real estate for which the fair value option was elected are valued using third-party pricing services. We have procedures in place to review the valuations each quarter to ensure they are reasonable, including utilizing a separate third party to reperform the valuation for a selection of mortgage loans on an annual basis. Due to lack of observable inputs, mortgage loans electing the fair value option are classified as Level 3 within the fair value hierarchy.

The fair value and aggregate contractual principal for mortgage loans on real estate where the fair value option was elected (in millions) were as follows:

	As of December 31,			
	2022		2021	
Fair value	$	487	$	739
Aggregate contractual principal		514		742

As of December 31, 2022 and 2021, no loans for which the fair value option was elected were in non-accrual status, and none were more than 90 days past due and still accruing interest.

Financial Instruments Carried at Fair Value

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2022 or 2021.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels:

	As Restated			
	As of December 31, 2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Investments:				
Fixed maturity AFS securities:				
Corporate bonds	$ -	$ 76,728	$ 2,295	$ 79,023
U.S. government bonds	359	20	-	379
State and municipal bonds	-	5,035	35	5,070
Foreign government bonds	-	318	-	318
RMBS	-	2,008	1	2,009
CMBS	-	1,674	-	1,674
ABS	-	9,787	1,117	10,904
Hybrid and redeemable preferred securities	41	269	49	359
Trading securities	-	2,917	581	3,498
Equity securities	-	274	153	427
Mortgage loans on real estate	-	-	487	487
Derivative investments [1]	-	6,048	605	6,653
Other investments – short-term investments	-	75	-	75
Cash and invested cash	-	3,343	-	3,343
Other assets:				
GLB direct embedded derivatives	-	-	1,697	1,697
GLB ceded embedded derivatives	-	-	29	29
Reinsurance-related embedded derivatives	-	416	-	416
Indexed annuity ceded embedded derivatives	-	-	525	525
Separate account assets	412	143,124	-	143,536
Total assets	$ 812	$ 252,036	$ 7,574	$ 260,422
Liabilities				
Future contract benefits – indexed annuity and IUL contracts embedded derivatives	$ -	$ -	$ (4,783)	$ (4,783)
Other liabilities:				
Derivative liabilities [1]	-	(2,666)	(603)	(3,269)
GLB ceded embedded derivatives	-	-	(167)	(167)
Total liabilities	$ -	$ (2,666)	$ (5,553)	$ (8,219)

| | As Restated | | | |
| | As of December 31, 2021 | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Investments:				
Fixed maturity AFS securities:				
Corporate bonds	$ -	$ 92,400	$ 5,720	$ 98,120
U.S. government bonds	428	5	-	433
State and municipal bonds	-	6,621	-	6,621
Foreign government bonds	-	391	41	432
RMBS	-	2,521	4	2,525
CMBS	-	1,599	-	1,599
ABS	-	7,642	870	8,512
Hybrid and redeemable preferred securities	54	322	93	469
Trading securities	32	3,600	828	4,460
Equity securities	7	273	95	375
Mortgage loans on real estate	-	-	739	739
Derivative investments [1]	-	9,626	149	9,775
Other investments – short-term investments	-	154	-	154
Cash and invested cash	-	2,612	-	2,612
Other assets:				
GLB direct embedded derivatives	-	-	1,967	1,967
GLB ceded embedded derivatives	-	-	56	56
Indexed annuity ceded embedded derivatives	-	-	528	528
Separate account assets	646	181,929	-	182,575
Total assets	$ 1,167	$ 309,695	$ 11,090	$ 321,952
Liabilities				
Future contract benefits – indexed annuity and IUL contracts embedded derivatives	$ -	$ -	$ (6,131)	$ (6,131)
Other liabilities:				
Reinsurance-related embedded derivatives	-	(206)	-	(206)
Derivative liabilities [1]	-	(4,659)	(128)	(4,787)
GLB ceded embedded derivatives	-	-	(182)	(182)
Total liabilities	$ -	$ (4,865)	$ (6,441)	$ (11,306)

[1] Derivative investment assets and liabilities are presented within the fair value hierarchy on a gross basis by derivative type and not on a master netting basis by counterparty.

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any effect of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

| | **As Restated** | | | | | |
| | **For the Year Ended December 31, 2022** | | | | | |
	Beginning Fair Value	**Items Included in Net Income**	**Gains (Losses) in OCI and Other** [1]	**Issuances, Sales, Maturities, Settlements, Calls, Net**	**Transfers Into or Out of Level 3, Net**	**Ending Fair Value**
Investments: [2]						
Fixed maturity AFS securities:						
Corporate bonds	$ 5,720	$ 1	$ (1,550)	$ 796	$ (2,672)	$ 2,295
State and municipal bonds	-	-	(1)	-	36	35
Foreign government bonds	41	-	(6)	(30)	(5)	-
RMBS	4	-	1	21	(25)	1
CMBS	-	-	-	17	(17)	-
ABS	870	-	(113)	676	(316)	1,117
Hybrid and redeemable preferred securities	93	(6)	(22)	(12)	(4)	49
Trading securities	828	(80)	-	(152)	(15)	581
Equity securities	95	54	-	19	(15)	153
Mortgage loans on real estate	739	(20)	(5)	(227)	-	487
Derivative investments	21	2	(6)	-	(15)	2
Other assets: [3]						
GLB direct embedded derivatives	1,967	(270)	-	-	-	1,697
GLB ceded embedded derivatives	56	(27)	-	-	-	29
Indexed annuity ceded embedded derivatives	528	(215)	-	212	-	525
Future contract benefits – indexed annuity and IUL contracts embedded derivatives [3]	(6,131)	1,975	-	(627)	-	(4,783)
Other liabilities – GLB ceded embedded derivatives [3]	(182)	15	-	-	-	(167)
Total, net	$ 4,649	$ 1,429	$ (1,702)	$ 693	$ (3,048)	$ 2,021

			As Restated			
			For the Year Ended December 31, 2021			
	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI and Other [1]	Issuances, Sales, Maturities, Settlements, Calls, Net	Transfers Into or Out of Level 3, Net	Ending Fair Value
Investments: [2]						
Fixed maturity AFS securities:						
Corporate bonds	$ 5,121	$ 4	$ (182)	$ 748	$ 29	$ 5,720
U.S. government bonds	5	-	-	(5)	-	-
Foreign government bonds	74	-	(11)	80	(102)	41
RMBS	2	(1)	-	3	-	4
CMBS	-	-	-	8	(8)	-
ABS	570	1	(9)	602	(294)	870
Hybrid and redeemable preferred securities	104	-	27	(38)	-	93
Trading securities	644	(3)	-	210	(23)	828
Equity securities	59	39	-	(3)	-	95
Mortgage loans on real estate	832	11	5	(109)	-	739
Derivative investments	1,542	1,255	(3)	(139)	(2,634)	21
Other assets: [3]						
GLB direct embedded derivatives	450	1,517	-	-	-	1,967
GLB ceded embedded derivatives	82	(26)	-	-	-	56
Indexed annuity ceded embedded derivatives	550	87	-	(109)	-	528
Future contract benefits – indexed annuity and IUL contracts embedded derivatives [3]	(3,594)	(2,709)	-	172	-	(6,131)
Other liabilities – GLB ceded embedded derivatives [3]	-	(182)	-	-	-	(182)
Total, net	$ 6,441	$ (7)	$ (173)	$ 1,420	$ (3,032)	$ 4,649

	For the Year Ended December 31, 2020					
	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI and Other [1]	Issuances, Sales, Maturities, Settlements, Calls, Net	Transfers Into or Out of Level 3, Net	Ending Fair Value
Investments: [2]						
Fixed maturity AFS securities:						
Corporate bonds	$ 4,281	$ (8)	$ 284	$ 464	$ 100	$ 5,121
U.S. government bonds	5	-	-	-	-	5
Foreign government bonds	90	1	3	(20)	-	74
RMBS	11	-	-	-	(9)	2
CMBS	1	(1)	-	-	-	-
ABS	268	-	7	496	(201)	570
Hybrid and redeemable preferred securities	78	-	(2)	10	18	104
Trading securities	666	11	-	(32)	(1)	644
Equity securities	30	4	-	20	5	59
Mortgage loans on real estate	-	(1)	(10)	56	787	832
Derivative investments	868	986	267	(363)	(216)	1,542
Other assets: [3]						
GLB direct embedded derivatives	450	-	-	-	-	450
GLB ceded embedded derivatives	60	22	-	-	-	82
Indexed annuity ceded embedded derivatives	927	538	-	(915)	-	550
Future contract benefits – indexed annuity and IUL contracts embedded derivatives [3]	(2,585)	(1,009)	-	-	-	(3,594)
Other liabilities – GLB ceded embedded derivatives [3]	(9)	9	-	-	-	-
Total, net	$ 5,141	$ 552	$ 549	$ (284)	$ 483	$ 6,441

(1) The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 5).

(2) Amortization and accretion of premiums and discounts are included in net investment income on the Consolidated Statements of Comprehensive Income (Loss). Gains (losses) from sales, maturities, settlements and calls and credit loss expense are included in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss).

(3) Gains (losses) from the changes in fair value are included in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the items included in issuances, sales, maturities, settlements and calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, (in millions) as reported above:

	For the Year Ended December 31, 2022					
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:						
Fixed maturity AFS securities:						
Corporate bonds	$ 1,263	$ (100)	$ (82)	$ (235)	$ (50)	$ 796
Foreign government bonds	-	-	(30)	-	-	(30)
RMBS	21	-	-	-	-	21
CMBS	17	-	-	-	-	17
ABS	918	-	-	(235)	(7)	676
Hybrid and redeemable preferred securities	-	-	-	-	(12)	(12)
Trading securities	287	(229)	-	(210)	-	(152)
Equity securities	28	(9)	-	-	-	19
Mortgage loans on real estate	15	-	-	(242)	-	(227)
Other assets – indexed annuity ceded embedded derivatives	124	-	-	88	-	212
Future contract benefits – indexed annuity and IUL contracts embedded derivatives	(710)	-	-	83	-	(627)
Total, net	$ 1,963	$ (338)	$ (112)	$ (751)	$ (69)	$ 693

	For the Year Ended December 31, 2021					
	Issuances	Sales	Maturities	Settlements	Calls	Total
Investments:						
Fixed maturity AFS securities:						
Corporate bonds	$ 1,408	$ (33)	$ (109)	$ (488)	$ (30)	$ 748
U.S. government bonds	-	-	(5)	-	-	(5)
Foreign government bonds	80	-	-	-	-	80
RMBS	3	-	-	-	-	3
CMBS	8	-	-	-	-	8
ABS	835	-	-	(233)	-	602
Hybrid and redeemable preferred securities	12	(20)	-	-	(30)	(38)
Trading securities	383	(24)	-	(149)	-	210
Equity securities	7	(10)	-	-	-	(3)
Mortgage loans on real estate	96	(101)	(26)	(78)	-	(109)
Derivative investments	174	(124)	(189)	-	-	(139)
Other assets – indexed annuity ceded embedded derivatives	55	-	-	(164)	-	(109)
Future contract benefits – indexed annuity and IUL contracts embedded derivatives	(400)	-	-	572	-	172
Total, net	$ 2,661	$ (312)	$ (329)	$ (540)	$ (60)	$ 1,420

	For the Year Ended December 31, 2020					
	Issuances	**Sales**	**Maturities**	**Settlements**	**Calls**	**Total**
Investments:						
Fixed maturity AFS securities:						
Corporate bonds	$ 1,126	$ (250)	$ (43)	$ (237)	$ (132)	$ 464
Foreign government bonds	-	-	(20)	-	-	(20)
ABS	572	-	-	(76)	-	496
Hybrid and redeemable preferred securities	14	(4)	-	-	-	10
Trading securities	300	(126)	(40)	(166)	-	(32)
Equity securities	22	(2)	-	-	-	20
Mortgage loans on real estate	71	(15)	-	-	-	56
Derivative investments	520	(412)	(471)	-	-	(363)
Other assets – indexed annuity ceded embedded derivatives	25	-	-	(940)	-	(915)
Future contract benefits – indexed annuity and IUL contracts embedded derivatives	(284)	-	-	284	-	-
Total, net	$ 2,366	$ (809)	$ (574)	$ (1,135)	$ (132)	$ (284)

The following summarizes changes in unrealized gains (losses) included in net income, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Trading securities	$ (81)	$ 4	$ -
Equity securities	56	43	-
Mortgage loans on real estate	(20)	12	-
Derivative investments	2	1,051	536
GLB embedded derivatives	517	2,330	671
Embedded derivatives – indexed annuity and IUL contracts	(95)	44	634
Total, net [1]	$ 379	$ 3,484	$ 1,841

[1] Included in realized gain (loss) on the Consolidated Statements of Comprehensive Income (Loss).

The following summarizes changes in unrealized gains (losses) included in OCI, net of tax, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Fixed maturity AFS securities:			
Corporate bonds	$ (1,562)	$ (183)	$ 58
State and municipal bonds	(1)	-	-
Foreign government bonds	(7)	(10)	4
ABS	(116)	(9)	5
Hybrid and redeemable preferred securities	(22)	27	(3)
Mortgage loans on real estate	(5)	4	-
Total, net	$ (1,713)	$ (171)	$ 64

The following provides the components of the transfers into and out of Level 3 (in millions) as reported above:

	For the Year Ended December 31, 2022		
	Transfers Into Level 3	Transfers Out of Level 3	Total
Investments:			
Fixed maturity AFS securities:			
Corporate bonds	$ 296	$ (2,968)	$ (2,672)
State and municipal bonds	36	-	36
Foreign government bonds	-	(5)	(5)
RMBS	-	(25)	(25)
CMBS	-	(17)	(17)
ABS	16	(332)	(316)
Hybrid and redeemable preferred securities	-	(4)	(4)
Trading securities	4	(19)	(15)
Equity securities	-	(15)	(15)
Derivative investments	-	(15)	(15)
Total, net	$ 352	$ (3,400)	$ (3,048)

	For the Year Ended December 31, 2021		
	Transfers Into Level 3	Transfers Out of Level 3	Total
Investments:			
Fixed maturity AFS securities:			
Corporate bonds	$ 163	$ (134)	$ 29
Foreign government bonds	-	(102)	(102)
CMBS	-	(8)	(8)
ABS	36	(330)	(294)
Trading securities	14	(37)	(23)
Derivative investments	24	(2,658)	(2,634)
Total, net	$ 237	$ (3,269)	$ (3,032)

	For the Year Ended December 31, 2020		
	Transfers Into Level 3	Transfers Out of Level 3	Total
Investments:			
Fixed maturity AFS securities:			
Corporate bonds	$ 343	$ (243)	$ 100
U.S. government bonds	5	(5)	-
RMBS	1	(10)	(9)
ABS	20	(221)	(201)
Hybrid and redeemable preferred securities	18	-	18
Trading securities	33	(34)	(1)
Equity securities	5	-	5
Mortgage loans on real estate	787	-	787
Derivative investments	-	(216)	(216)
Total, net	$ 1,212	$ (729)	$ 483

Transfers into and out of Level 3 are generally the result of observable market information on financial instruments no longer being available or becoming available to our pricing vendors. For the years ended December 31, 2022, 2021 and 2020, transfers in and out of Level 3 were attributable primarily to the financial instruments' observable market information no longer being available or becoming available. In 2022, transfers out of Level 3 included corporate bonds and ABS for which we changed valuation techniques. This change in valuation technique was primarily from a change to a third-party-provided pricing model that did not use significant unobservable inputs. In 2021, transfers out of Level 3 included derivative instruments for which we changed valuation techniques. This change in valuation technique was primarily from unobservable inputs in counterparty models to a mathematical model provided by a third party.

These updated valuation techniques are considered industry standard and provide us with greater visibility into the economic valuation inputs.

The following summarizes the fair value (in millions), valuation techniques and significant unobservable inputs of the Level 3 fair value measurements as of December 31, 2022:

	Fair Value	Valuation Technique	Significant Unobservable Inputs	Assumption or Input Ranges		Weighted Average Input Range [1]
Assets						
Investments:						
Fixed maturity AFS and trading securities:						
Corporate bonds	$ 204	Discounted cash flow	Liquidity/duration adjustment [2]	(0.2)% -	4.2%	2.1%
State and municipal bonds	35	Discounted cash flow	Liquidity/duration adjustment [2]	1.2% -	2.4%	2.3%
ABS	15	Discounted cash flow	Liquidity/duration adjustment [2]	1.4% -	1.4%	1.4%
Hybrid and redeemable preferred securities	3	Discounted cash flow	Liquidity/duration adjustment [2]	1.5% -	1.5%	1.5%
Equity securities	4	Discounted cash flow	Liquidity/duration adjustment [2]	4.5% -	4.5%	4.5%
Other assets:						
GLB direct and ceded embedded derivatives	1,726	Discounted cash flow	Long-term lapse rate [3]	1% -	30%	[10]
			Utilization of guaranteed withdrawals [4]	85% -	100%	94%
			Claims utilization factor [5]	60% -	100%	[10]
			Premiums utilization factor [5]	80% -	115%	[10]
			NPR [6]	0.35% -	2.41%	1.73%
			Mortality rate [7]		[9]	[10]
			Volatility [8]	1% -	28%	14.47%
Indexed annuity ceded embedded derivatives	525	Discounted cash flow	Lapse rate [3]	0% -	9%	[10]
			Mortality rate [7]		[9]	[10]
Liabilities						
Future contract benefits – indexed annuity contracts embedded derivatives	$ (4,845)	Discounted cash flow	Lapse rate [3]	0% -	9%	[10]
			Mortality rate [7]		[9]	[10]
Other liabilities – GLB ceded embedded derivatives	(167)	Discounted cash flow	Long-term lapse rate [3]	1% -	30%	[10]
			Utilization of guaranteed withdrawals [4]	85% -	100%	94%
			Claims utilization factor [5]	60% -	100%	[10]
			Premiums utilization factor [5]	80% -	115%	[10]
			NPR [6]	0.35% -	2.41%	1.73%
			Mortality rate [7]		[9]	[10]
			Volatility [8]	1% -	28%	14.47%

[1] Unobservable inputs were weighted by the relative fair value of the instruments, unless otherwise noted.

[2] The liquidity/duration adjustment input represents an estimated market participant composite of adjustments attributable to liquidity premiums, expected durations, structures and credit quality that would be applied to the market observable information of an investment.

[3] The lapse rate input represents the estimated probability of a contract surrendering during a year, and thereby forgoing any future benefits. The range for indexed annuity contracts represents the lapse rates during the surrender charge period.

[4] The utilization of guaranteed withdrawals input represents the estimated percentage of contract holders that utilize the guaranteed withdrawal feature.

200

(5) The utilization factors are applied to the present value of claims or premiums, as appropriate, in the GLB reserve calculation to estimate the impact of inefficient withdrawal behavior, including taking less than or more than the maximum guaranteed withdrawal.

(6) The NPR input represents the estimated additional credit spread that market participants would apply to the market observable discount rate when pricing a contract. The NPR input was weighted by the absolute value of the sensitivity of the reserve to the NPR assumption.

(7) The mortality rate input represents the estimated probability of when an individual belonging to a particular group, categorized according to age or some other factor such as gender, will die.

(8) The volatility input represents overall volatilities assumed for the underlying variable annuity funds, which include a mixture of equity and fixed-income assets. Fair value of the variable annuity GLB embedded derivatives would increase if higher volatilities were used for valuation. Volatility assumptions vary by fund due to the benchmarking of different indices. The volatility input was weighted by the relative account value assigned to each index.

(9) The mortality rate is based on a combination of company and industry experience, adjusted for improvement factors.

(10) A weighted average input range is not a meaningful measurement for lapse rate, utilization factors or mortality rate.

From the table above, we have excluded Level 3 fair value measurements obtained from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets and liabilities, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are non-binding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset or liability is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability. Significant increases or decreases in any of the quotes received from a third-party broker-dealer may result in a significantly higher or lower fair value measurement.

Changes in any of the significant inputs presented in the table above would have resulted in a significant change in the fair value measurement of the asset or liability as follows:

- *Investments* – An increase in the liquidity/duration adjustment input would have resulted in a decrease in the fair value measurement.
- *Indexed annuity contracts embedded derivatives* – For direct embedded derivatives, an increase in the lapse rate or mortality rate inputs would have resulted in a decrease in the fair value measurement.
- *GLB embedded derivatives* – Assuming our GLB direct embedded derivatives are in a liability position: an increase in our lapse rate, NPR or mortality rate inputs would have resulted in a decrease in the fair value measurement; and an increase in the utilization of guaranteed withdrawal or volatility inputs would have resulted in an increase in the fair value measurement.

For each category discussed above, the unobservable inputs are not inter-related; therefore, a directional change in one input would not have affected the other inputs.

As part of our ongoing valuation process, we assess the reasonableness of our valuation techniques or models and make adjustments as necessary. For more information, see Note 1.

21. Segment Information

We provide products and services and report results through our Life Insurance, Annuities, Group Protection and Retirement Plan Services segments. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

The Life Insurance segment focuses on the creation and protection of wealth through life insurance products, including term insurance, both single (including UL, corporate-owned UL and VUL and bank-owned UL and VUL products) and survivorship versions of IUL and VUL products, linked-benefit products (which are UL and VUL with riders providing for long-term care costs), and critical illness and long-term care riders, which can be attached to IUL or VUL policies.

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering variable annuities, fixed (including indexed) annuities and indexed variable annuities.

The Group Protection segment offers group non-medical insurance products and services, including short- and long-term disability, statutory disability and paid family medical leave administration and absence management services, term life, dental, vision and accident, critical illness and hospital indemnity benefits and services to the employer marketplace through various forms of employee-paid and employer-paid plans.

The Retirement Plan Services segment provides employer-sponsored defined benefit and individual retirement accounts, as well as individual and group variable annuities, group fixed annuities and mutual-fund based programs in the retirement plan marketplace.

Other Operations includes investments related to the excess capital in our insurance subsidiaries; benefit plan obligations; the results of certain disability income business; our run-off institutional pension business, the majority of which was sold on a group annuity basis; debt costs; Spark program expense; and other corporate investments.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

- Realized gains and losses associated with the following ("excluded realized gain (loss)"):
  - Sales or disposals and impairments of financial assets;
  - Changes in the fair value of equity securities;
  - Changes in the fair value of derivatives, embedded derivatives within certain reinsurance arrangements and trading securities ("gain (loss) on the mark-to-market on certain instruments");
  - Changes in the fair value of the derivatives we own to hedge our GDB riders within our variable annuities;
  - Changes in the fair value of the embedded derivatives of our GLB riders reflected within variable annuity net derivative results accounted for at fair value;
  - Changes in the fair value of the derivatives we own to hedge our GLB riders reflected within variable annuity net derivative results; and
  - Changes in the fair value of the embedded derivative liabilities related to index options we may purchase or sell in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for at fair value ("indexed annuity forward-starting option");
- Changes in reserves resulting from benefit ratio unlocking on our GDB and GLB riders and VUL products with secondary guarantees ("benefit ratio unlocking");
- Income (loss) from reserve changes, net of related amortization, on business sold through reinsurance;
- Gains (losses) on modification or early extinguishment of debt;
- Losses from the impairment of intangible assets;
- Income (loss) from discontinued operations;
- Transaction and integration costs related to mergers and acquisitions including the acquisition or divestiture, through reinsurance or other means, of businesses or blocks of business; and
- Income (loss) from the initial adoption of new accounting standards, regulations, and policy changes including the net impact from the Tax Cuts and Jobs Act.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

- Excluded realized gain (loss);
- Revenue adjustments from the initial adoption of new accounting standards;
- Amortization of DFEL arising from changes in benefit ratio unlocking; and
- Amortization of deferred gains arising from reserve changes on business sold through reinsurance.

The tables below reconcile our segment measures of performance to the GAAP measures presented in the Consolidated Statements of Comprehensive Income (Loss) (in millions):

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	**2021**	**2020**
Revenues			
Operating revenues:			
Life Insurance	$ 7,126	$ 8,145	$ 7,516
Annuities	4,776	5,001	4,455
Group Protection	5,304	4,995	4,793
Retirement Plan Services	1,274	1,323	1,213
Other Operations	158	181	185
Excluded realized gain (loss), pre-tax	144	214	(721)
Amortization of DFEL associated with benefit ratio unlocking, pre-tax	(16)	3	(2)
Total revenues	$ 18,766	$ 19,862	$ 17,439

| | As Restated For the Years Ended December 31, | | For the Year Ended December 31, |
	2022	2021	2020
Net Income (Loss)			
Income (loss) from operations:			
Life Insurance	$ (1,965)	$ 525	$ (34)
Annuities	1,246	1,282	983
Group Protection	102	(127)	43
Retirement Plan Services	210	235	168
Other Operations	(496)	(374)	(295)
Excluded realized gain (loss), after-tax	116	167	(570)
Benefit ratio unlocking, after-tax	(820)	196	194
Impairment of intangibles	(634)	-	-
Net impact from the Tax Cuts and Jobs Act	-	-	37
Transaction and integration costs related to mergers, acquisitions and divestitures, after-	-	(11)	(15)
Gain (loss) on modification or early extinguishment of debt, after-tax	-	(6)	(12)
Net income (loss)	$ (2,241)	$ 1,887	$ 499

Other segment information (in millions) was as follows:

| | As Restated For the Years Ended December 31, | | For the Year Ended December 31, |
	2022	2021	2020
Net Investment Income			
Life Insurance	$ 2,586	$ 3,207	$ 2,823
Annuities	1,463	1,400	1,272
Group Protection	334	365	330
Retirement Plan Services	976	991	933
Other Operations	156	148	152
Total net investment income	$ 5,515	$ 6,111	$ 5,510

| | As Restated For the Years Ended December 31, | | For the Year Ended December 31, |
	2022	2021	2020
Amortization of DAC and VOBA, Net of Interest			
Life Insurance	$ 623	$ 1,030	$ 785
Annuities	400	439	387
Group Protection	106	107	114
Retirement Plan Services	18	32	29
Total amortization of DAC and VOBA, net of interest	$ 1,147	$ 1,608	$ 1,315

| | As Restated For the Years Ended December 31, | | | | For the Year Ended December 31, | |
	2022		2021		2020	
Federal Income Tax Expense (Benefit)						
Life Insurance	$	(552)	$	119	$	(33)
Annuities		207		241		149
Group Protection		28		(34)		11
Retirement Plan Services		35		48		24
Other Operations		(117)		(106)		(82)
Excluded realized gain (loss)		28		48		(151)
Gain (loss) on early extinguishment of debt		-		(2)		(3)
Benefit ratio unlocking		(218)		52		51
Net impact from the Tax Cuts and Jobs Act		-		-		(37)
Transaction and integration costs related to mergers, acquisitions and divestitures		-		(4)		(5)
Total federal income tax expense (benefit)	$	(589)	$	362	$	(76)

| | As Restated As of December 31, | | | |
	2022		2021	
Assets				
Life Insurance	$	95,413	$	105,251
Annuities		167,210		201,811
Group Protection		9,802		10,522
Retirement Plan Services		41,887		47,643
Other Operations		20,796		21,718
Total assets	$	335,108	$	386,945

22. Supplemental Disclosures of Cash Flow Data

The following summarizes our supplemental cash flow data (in millions):

	For the Year Ended December 31, 2022		As Restated For the Year Ended December 31, 2021		For the Year Ended December 31, 2020	
Interest paid	$	269	$	277	$	283
Income taxes paid (received)		(54)		1		22
Significant non-cash investing transactions:						
Equity securities received in exchange of fixed maturity AFS securities		-		-		19
Significant non-cash financing transactions:						
Net reduction of fixed maturity AFS securities and accrued investment income in connection with a reinsurance transaction		-		(4,133)		-

23. Quarterly Results of Operations (Unaudited)

As further described in Note 1, the previously reported financial information for all quarters in 2022 and 2021 has been restated and is reflected in the tables that follow. See "Restatement of Previously Issued Consolidated Financial Statements – Description of Misstatements" in Note 1 for a description of the restatement adjustments. The unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Restated amounts are computed independently for each quarter presented; therefore, the sum of the quarterly amounts may not equal the total amount for the respective year due to rounding.

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

		As Restated	
	As of March 31, 2021	As of June 30, 2021	As of September 30, 2021
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value (amortized cost: $105,866, $106,668 and $107,459 at March 31, 2021, June 30, 2021 and September 30, 2021, respectively; allowance for credit losses: $14, $9 and $17 at March 31, 2021, June 30, 2021 and September 30, 2021, respectively)	$ 117,313	$ 122,215	$ 122,085
Trading securities	4,344	4,211	4,170
Equity securities	144	195	264
Mortgage loans on real estate, net of allowance for credit losses (portion at fair value: $874, $818 and $792 at March 31, 2021, June 30, 2021 and September 30, 2021)	17,255	17,586	17,730
Policy loans	2,502	2,410	2,379
Derivative investments	3,482	4,730	5,075
Other investments	3,547	3,948	4,066
Total investments	148,587	155,295	155,769
Cash and invested cash	1,350	2,389	2,614
Deferred acquisition costs and value of business acquired	7,665	6,261	5,966
Accrued investment income	1,301	1,254	1,297
Reinsurance recoverables, net of allowance for credit losses	16,289	15,981	15,729
Goodwill	1,778	1,778	1,778
Other assets	18,264	18,125	18,076
Separate account assets	171,339	178,795	175,667
Total assets	$ 366,573	$ 379,878	$ 376,896
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 39,592	$ 40,251	$ 40,641
Other contract holder funds	107,002	108,778	109,300
Short-term debt	300	300	300
Long-term debt	6,294	6,334	6,323
Payables for collateral on investments	7,597	8,199	8,379
Other liabilities	14,862	15,479	15,121
Separate account liabilities	171,339	178,795	175,667
Total liabilities	346,986	358,136	355,731
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized; 191,149,192, 189,089,948 and 186,089,222 shares issued and outstanding as of March 31, 2021, June 30, 2021 and September 30, 2021, respectively	5,057	5,021	4,956
Retained earnings	8,769	9,242	9,360
Accumulated other comprehensive income (loss)	5,761	7,479	6,849
Total stockholders' equity	19,587	21,742	21,165
Total liabilities and stockholders' equity	$ 366,573	$ 379,878	$ 376,896

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

		As Restated	
	As of March 31, 2022	As of June 30, 2022	As of September 30, 2022
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value (amortized cost: $107,587, $109,592 and $111,058 at March 31, 2022, June 30, 2022 and September 30, 2022, respectively; allowance for credit losses: $20, $12 and $18 at March 31, 2022, June 30, 2022 and September 30, 2022, respectively)	$ 110,663	$ 103,317	$ 97,572
Trading securities	4,364	3,803	3,580
Equity securities	399	411	427
Mortgage loans on real estate, net of allowance for credit losses (portion at fair value: $537, $528 and $495 at March 31, 2022, June 30, 2022 and September 30, 2022)	17,892	17,922	18,066
Policy loans	2,339	2,368	2,347
Derivative investments	4,573	3,167	3,455
Other investments	4,122	4,078	3,813
Total investments	144,352	135,066	129,260
Cash and invested cash	1,960	1,567	1,472
Deferred acquisition costs and value of business acquired	8,811	11,872	13,684
Accrued investment income	1,247	1,226	1,283
Reinsurance recoverables, net of allowance for credit losses	20,044	19,909	20,045
Goodwill	1,778	1,778	1,144
Other assets	18,467	18,137	19,991
Separate account assets	168,879	145,791	137,295
Total assets	$ 365,538	$ 335,346	$ 324,174
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 39,776	$ 39,309	$ 41,716
Other contract holder funds	112,913	115,145	118,201
Short-term debt	-	-	500
Long-term debt	6,561	6,498	5,959
Payables for collateral on investments	8,927	7,524	6,865
Other liabilities	13,298	11,425	10,970
Separate account liabilities	168,879	145,791	137,295
Total liabilities	350,354	325,692	321,506
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized; 171,890,974, 170,224,116 and 169,214,493 shares issued and outstanding as of March 31, 2022, June 30, 2022 and September 30, 2022, respectively	4,586	4,546	4,534
Retained earnings	9,346	9,445	6,762
Accumulated other comprehensive income (loss)	1,252	(4,337)	(8,628)
Total stockholders' equity	15,184	9,654	2,668
Total liabilities and stockholders' equity	$ 365,538	$ 335,346	$ 324,174

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

| | As Restated | | | |
| | For the Three Months Ended | | | |
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Revenues				
Insurance premiums	$ 1,400	$ 1,404	$ 1,394	$ 1,419
Fee income	1,597	1,673	2,000	1,635
Net investment income	1,509	1,583	1,575	1,444
Realized gain (loss)	(180)	1	79	514
Amortization of deferred gain on business sold through reinsurance	9	9	9	11
Other revenues	198	192	181	206
Total revenues	4,533	4,862	5,238	5,229
Expenses				
Interest credited	743	745	748	696
Benefits	2,227	1,930	2,121	2,251
Commissions and other expenses	1,231	1,325	1,908	1,330
Interest and debt expense	65	65	73	67
Spark program expense	13	21	22	31
Total expenses	4,279	4,086	4,872	4,375
Income (loss) before taxes	254	776	366	854
Federal income tax expense (benefit)	35	131	50	146
Net income (loss)	219	645	316	708
Other comprehensive income (loss), net of tax	(3,170)	1,718	(630)	(408)
Comprehensive income (loss)	$ (2,951)	$ 2,363	$ (314)	$ 300
Net Income (Loss) Per Common Share				
Basic	$ 1.14	$ 3.40	$ 1.69	$ 3.92
Diluted	$ 1.13	$ 3.36	$ 1.67	$ 3.86
Cash Dividends Declared Per Common Share	$ 0.42	$ 0.42	$ 0.42	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

	As Restated			
	For the Three Months Ended			
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Revenues				
Insurance premiums	$ 1,477	$ 1,498	$ 1,548	$ 1,564
Fee income	1,568	1,506	1,527	1,453
Net investment income	1,411	1,398	1,295	1,411
Realized gain (loss)	25	515	212	(407)
Amortization of deferred gain on business sold through reinsurance	11	11	10	10
Other revenues	182	160	189	191
Total revenues	4,674	5,088	4,781	4,222
Expenses				
Interest credited	697	706	722	745
Benefits	2,568	2,890	5,103	1,985
Commissions and other expenses	1,235	1,123	1,355	1,382
Interest and debt expense	66	68	71	78
Spark program expense	31	44	44	48
Impairment of intangibles	-	-	634	-
Total expenses	4,597	4,831	7,929	4,238
Income (loss) before taxes	77	257	(3,148)	(16)
Federal income tax expense (benefit)	(15)	29	(565)	(37)
Net income (loss)	92	228	(2,583)	21
Other comprehensive income (loss), net of tax	(5,189)	(5,589)	(4,291)	960
Comprehensive income (loss)	$ (5,097)	$ (5,361)	$ (6,874)	$ 981
Net Income (Loss) Per Common Share				
Basic	$ 0.53	$ 1.34	$ (15.22)	$ 0.12
Diluted	$ 0.52	$ 1.28	$ (15.23)	$ 0.09
Cash Dividends Declared Per Common Share	$ 0.45	$ 0.45	$ 0.45	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited, in millions)

	As Restated		
	For the Three Months Ended		
	March 31, 2021	June 30, 2021	September 30, 2021
Common Stock			
Balance as of beginning-of-period	$ 5,082	$ 5,057	$ 5,021
Stock compensation/issued for benefit plans	25	23	16
Retirement of common stock/cancellation of shares	(50)	(59)	(81)
Balance as of end-of-period	5,057	5,021	4,956
Retained Earnings			
Balance as of beginning-of-period	8,686	8,769	9,242
Net income (loss)	219	645	316
Retirement of common stock	(55)	(91)	(119)
Common stock dividends declared	(81)	(81)	(79)
Balance as of end-of-period	8,769	9,242	9,360
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-period	8,931	5,761	7,479
Other comprehensive income (loss), net of tax	(3,170)	1,718	(630)
Balance as of end-of-period	5,761	7,479	6,849
Total stockholders' equity as of end-of-period	$ 19,587	$ 21,742	$ 21,165

	As Restated		
	For the Three Months Ended		
	March 31, 2022	June 30, 2022	September 30, 2022
Common Stock			
Balance as of beginning-of-period	$ 4,735	$ 4,586	$ 4,546
Stock compensation/issued for benefit plans	6	9	15
Retirement of common stock/cancellation of shares	(155)	(49)	(27)
Balance as of end-of-period	4,586	4,546	4,534
Retained Earnings			
Balance as of beginning-of-period	9,578	9,346	9,445
Net income (loss)	92	228	(2,583)
Retirement of common stock	(245)	(51)	(23)
Common stock dividends declared	(79)	(78)	(77)
Balance as of end-of-period	9,346	9,445	6,762
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-period	6,441	1,252	(4,337)
Other comprehensive income (loss), net of tax	(5,189)	(5,589)	(4,291)
Balance as of end-of-period	1,252	(4,337)	(8,628)
Total stockholders' equity as of end-of-period	$ 15,184	$ 9,654	$ 2,668

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

| | | As Restated | |
	For the Three Months Ended March 31, 2021	For the Six Months Ended June 30, 2021	For the Nine Months Ended September 30, 2021
Cash Flows from Operating Activities			
Net income (loss)	$ 219	$ 864	$ 1,180
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	180	179	100
Sales and maturities (purchases) of trading securities, net	118	230	239
Amortization of deferred gain on business sold through reinsurance	(9)	(17)	(27)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	54	112	346
Premiums and fees receivable	(161)	(97)	(98)
Accrued investment income	(41)	(10)	(34)
Insurance liabilities and reinsurance-related balances	(762)	(1,431)	(1,779)
Accrued expenses	(40)	42	246
Federal income tax accruals	35	166	215
Other	(216)	(251)	(263)
Net cash provided by (used in) operating activities	(623)	(213)	125
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(3,854)	(8,324)	(11,917)
Sales of available-for-sale securities and equity securities	571	1,269	1,452
Maturities of available-for-sale securities	1,913	4,700	7,055
Purchases of alternative investments	(163)	(361)	(506)
Sales and repayments of alternative investments	54	128	258
Issuance of mortgage loans on real estate	(887)	(1,632)	(2,210)
Repayment and maturities of mortgage loans on real estate	403	851	1,274
Repayment (issuance) of policy loans, net	(76)	16	48
Net change in collateral on investments, derivatives and related settlements	1,341	1,888	2,312
Other	(33)	(71)	(219)
Net cash provided by (used in) investing activities	(731)	(1,536)	(2,453)
Cash Flows from Financing Activities			
Payment related to modification or early extinguishment of debt	-	-	(8)
Proceeds from certain financing arrangements	-	50	50
Deposits of fixed account values, including the fixed portion of variable	3,140	6,378	9,152
Withdrawals of fixed account values, including the fixed portion of variable	(1,773)	(3,276)	(4,961)
Transfers from (to) separate accounts, net	(130)	(255)	(254)
Common stock issued for benefit plans	7	12	14
Repurchase of common stock	(105)	(255)	(455)
Dividends paid to common stockholders	(80)	(161)	(241)
Other	(63)	(63)	(63)
Net cash provided by (used in) financing activities	996	2,430	3,234
Net increase (decrease) in cash, invested cash and restricted cash	(358)	681	906
Cash, invested cash and restricted cash as of beginning-of-year	1,708	1,708	1,708
Cash, invested cash and restricted cash as of end-of-period	$ 1,350	$ 2,389	$ 2,614

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	As Restated		
	For the Three Months Ended March 31, 2022	For the Six Months Ended June 30, 2022	For the Nine Months Ended September 30, 2022
Cash Flows from Operating Activities			
Net income (loss)	$ 92	319 $	(2,264)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	(25)	(540)	(752)
Sales and maturities (purchases) of trading securities, net	(187)	117	163
Amortization of deferred gain on business sold through reinsurance	(11)	(22)	(31)
Impairment of intangibles	-	-	634
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	31	-	74
Premiums and fees receivable	(91)	(76)	(3)
Accrued investment income	(35)	(40)	(80)
Insurance liabilities and reinsurance-related balances	1,275	3,116	6,166
Accrued expenses	(262)	(371)	(402)
Federal income tax accruals	39	69	(498)
Other	(74)	135	383
Net cash provided by (used in) operating activities	752	2,707	3,390
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(3,934)	(8,204)	(12,008)
Sales of available-for-sale securities and equity securities	105	308	1,196
Maturities of available-for-sale securities	1,604	3,231	4,333
Purchases of alternative investments	(161)	(329)	(484)
Sales and repayments of alternative investments	131	183	383
Issuance of mortgage loans on real estate	(539)	(1,366)	(1,924)
Repayment and maturities of mortgage loans on real estate	717	1,428	1,872
Repayment (issuance) of policy loans, net	25	(5)	17
Net change in collateral on investments, derivatives and related settlements	16	(1,893)	(3,155)
Other	(104)	(101)	(93)
Net cash provided by (used in) investing activities	(2,140)	(6,748)	(9,863)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	(300)	(300)
Issuance of long-term debt, net of issuance costs	297	297	296
Payment related to sale-leaseback transactions	(4)	(47)	(52)
Proceeds from certain financing arrangements	-	53	53
Deposits of fixed account values, including the fixed portion of variable	3,046	6,900	11,062
Withdrawals of fixed account values, including the fixed portion of variable	(1,884)	(3,352)	(4,997)
Transfers from (to) separate accounts, net	70	116	71
Common stock issued for benefit plans	(10)	(14)	(15)
Repurchase of common stock	(400)	(500)	(550)
Dividends paid to common stockholders	(79)	(157)	(234)
Other	-	-	(1)
Net cash provided by (used in) financing activities	736	2,996	5,333
Net increase (decrease) in cash, invested cash and restricted cash	(652)	(1,045)	(1,140)
Cash, invested cash and restricted cash as of beginning-of-year	2,612	2,612	2,612
Cash, invested cash and restricted cash as of end-of-period	$ 1,960	$ 1,567	$ 1,472

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

	As of March 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value			
(amortized cost: 2021 - $105,866; allowance for credit losses: 2021 - $14)	$ 117,313	$ -	$ 117,313
Trading securities	4,365	(21)	4,344
Equity securities	123	21	144
Mortgage loans on real estate, net of allowance for credit losses			
(portion at fair value: 2021 - $874)	17,255	-	17,255
Policy loans	2,502	-	2,502
Derivative investments	3,453	29	3,482
Other investments	3,548	(1)	3,547
Total investments	148,559	28	148,587
Cash and invested cash	1,350	-	1,350
Deferred acquisition costs and value of business acquired	7,665	-	7,665
Accrued investment income	1,301	-	1,301
Reinsurance recoverables, net of allowance for credit losses	16,289	-	16,289
Goodwill	1,778	-	1,778
Other assets	18,479	(215)	18,264
Separate account assets	171,339	-	171,339
Total assets	$ 366,760	$ (187)	$ 366,573
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 39,591	$ 1	$ 39,592
Other contract holder funds	107,002	-	107,002
Short-term debt	300	-	300
Long-term debt	6,294	-	6,294
Payables for collateral on investments	7,597	-	7,597
Other liabilities	15,044	(182)	14,862
Separate account liabilities	171,339	-	171,339
Total liabilities	347,167	(181)	346,986
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized;			
191,149,192 shares issued and outstanding as of March 31, 2021	5,057	-	5,057
Retained earnings	8,775	(6)	8,769
Accumulated other comprehensive income (loss)	5,761	-	5,761
Total stockholders' equity	19,593	(6)	19,587
Total liabilities and stockholders' equity	$ 366,760	$ (187)	$ 366,573

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

	As of June 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value			
(amortized cost: 2021 - $106,668; allowance for credit losses: 2021 - $9)	$ 122,215	$ -	$ 122,215
Trading securities	4,232	(21)	4,211
Equity securities	174	21	195
Mortgage loans on real estate, net of allowance for credit losses			
(portion at fair value: 2021 - $818)	17,586	-	17,586
Policy loans	2,410	-	2,410
Derivative investments	4,548	182	4,730
Other investments	3,950	(2)	3,948
Total investments	155,115	180	155,295
Cash and invested cash	2,389	-	2,389
Deferred acquisition costs and value of business acquired	6,261	-	6,261
Accrued investment income	1,254	-	1,254
Reinsurance recoverables, net of allowance for credit losses	15,981	-	15,981
Goodwill	1,778	-	1,778
Other assets	18,575	(450)	18,125
Separate account assets	178,795	-	178,795
Total assets	$ 380,148	$ (270)	$ 379,878
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 40,250	$ 1	$ 40,251
Other contract holder funds	108,778	-	108,778
Short-term debt	300	-	300
Long-term debt	6,334	-	6,334
Payables for collateral on investments	8,199	-	8,199
Other liabilities	15,747	(268)	15,479
Separate account liabilities	178,795	-	178,795
Total liabilities	358,403	(267)	358,136
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized;			
189,089,948 shares issued and outstanding as of June 30, 2021	5,021	-	5,021
Retained earnings	9,245	(3)	9,242
Accumulated other comprehensive income (loss)	7,479	-	7,479
Total stockholders' equity	21,745	(3)	21,742
Total liabilities and stockholders' equity	$ 380,148	$ (270)	$ 379,878

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

	As of September 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value			
(amortized cost: 2021 - $107,459; allowance for credit losses: 2021 - $17)	$ 122,085	$ -	$ 122,085
Trading securities	4,191	(21)	4,170
Equity securities	243	21	264
Mortgage loans on real estate, net of allowance for credit losses			
(portion at fair value: 2021 - $792)	17,730	-	17,730
Policy loans	2,379	-	2,379
Derivative investments	4,828	247	5,075
Other investments	4,069	(3)	4,066
Total investments	155,525	244	155,769
Cash and invested cash	2,614	-	2,614
Deferred acquisition costs and value of business acquired	5,965	1	5,966
Accrued investment income	1,297	-	1,297
Reinsurance recoverables, net of allowance for credit losses	15,729	-	15,729
Goodwill	1,778	-	1,778
Other assets	18,477	(401)	18,076
Separate account assets	175,667	-	175,667
Total assets	$ 377,052	$ (156)	$ 376,896
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 40,641	$ -	$ 40,641
Other contract holder funds	109,297	3	109,300
Short-term debt	300	-	300
Long-term debt	6,323	-	6,323
Payables for collateral on investments	8,379	-	8,379
Other liabilities	15,275	(154)	15,121
Separate account liabilities	175,667	-	175,667
Total liabilities	355,882	(151)	355,731
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized;			
186,089,222 shares issued and outstanding as of September 30, 2021	4,956	-	4,956
Retained earnings	9,365	(5)	9,360
Accumulated other comprehensive income (loss)	6,849	-	6,849
Total stockholders' equity	21,170	(5)	21,165
Total liabilities and stockholders' equity	$ 377,052	$ (156)	$ 376,896

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

	As of March 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value			
(amortized cost: 2022 - $107,587; allowance for credit losses: 2022 - $20)	$ 110,695	$ (32)	$ 110,663
Trading securities	4,385	(21)	4,364
Equity securities	346	53	399
Mortgage loans on real estate, net of allowance for credit losses			
(portion at fair value: 2022 - $537)	17,892	-	17,892
Policy loans	2,339	-	2,339
Derivative investments	4,840	(267)	4,573
Other investments	4,127	(5)	4,122
Total investments	144,624	(272)	144,352
Cash and invested cash	1,960	-	1,960
Deferred acquisition costs and value of business acquired	8,810	1	8,811
Accrued investment income	1,247	-	1,247
Reinsurance recoverables, net of allowance for credit losses	20,044	-	20,044
Goodwill	1,778	-	1,778
Other assets	18,587	(120)	18,467
Separate account assets	168,879	-	168,879
Total assets	$ 365,929	$ (391)	$ 365,538
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 39,773	$ 3	$ 39,776
Other contract holder funds	112,901	12	112,913
Long-term debt	6,561	-	6,561
Payables for collateral on investments	8,927	-	8,927
Other liabilities	14,176	(878)	13,298
Separate account liabilities	168,879	-	168,879
Total liabilities	351,217	(863)	350,354
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized;			
171,890,974 shares issued and outstanding as of March 31, 2022	4,586	-	4,586
Retained earnings	8,876	470	9,346
Accumulated other comprehensive income (loss)	1,250	2	1,252
Total stockholders' equity	14,712	472	15,184
Total liabilities and stockholders' equity	$ 365,929	$ (391)	$ 365,538

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

	As of June 30, 2022		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value (amortized cost: 2022 - $109,592; allowance for credit losses: 2022 - $12)	$ 103,365	$ (48)	$ 103,317
Trading securities	3,822	(19)	3,803
Equity securities	344	67	411
Mortgage loans on real estate, net of allowance for credit losses (portion at fair value: 2022 - $528)	17,922	-	17,922
Policy loans	2,368	-	2,368
Derivative investments	3,370	(203)	3,167
Other investments	4,054	24	4,078
Total investments	135,245	(179)	135,066
Cash and invested cash	1,567	-	1,567
Deferred acquisition costs and value of business acquired	11,872	-	11,872
Accrued investment income	1,226	-	1,226
Reinsurance recoverables, net of allowance for credit losses	19,909	-	19,909
Goodwill	1,778	-	1,778
Other assets	18,381	(244)	18,137
Separate account assets	145,791	-	145,791
Total assets	$ 335,769	$ (423)	$ 335,346
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 39,306	$ 3	$ 39,309
Other contract holder funds	115,127	18	115,145
Long-term debt	6,498	-	6,498
Payables for collateral on investments	7,524	-	7,524
Other liabilities	12,335	(910)	11,425
Separate account liabilities	145,791	-	145,791
Total liabilities	326,581	(889)	325,692
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized; 170,224,116 shares issued and outstanding as of June 30, 2022	4,546	-	4,546
Retained earnings	8,985	460	9,445
Accumulated other comprehensive income (loss)	(4,343)	6	(4,337)
Total stockholders' equity	9,188	466	9,654
Total liabilities and stockholders' equity	$ 335,769	$ (423)	$ 335,346

LINCOLN NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except share data)

	As of September 30, 2022		
	As Previously Reported	Restatement Impacts	As Restated
ASSETS			
Investments:			
Fixed maturity available-for-sale securities, at fair value			
(amortized cost: 2022 - $111,058; allowance for credit losses: 2022 - $18)	$ 97,572	$ -	$ 97,572
Trading securities	3,580	-	3,580
Equity securities	427	-	427
Mortgage loans on real estate, net of allowance for credit losses			
(portion at fair value: 2022 - $495)	18,066	-	18,066
Policy loans	2,347	-	2,347
Derivative investments	3,681	(226)	3,455
Other investments	3,820	(7)	3,813
Total investments	129,493	(233)	129,260
Cash and invested cash	1,472	-	1,472
Deferred acquisition costs and value of business acquired	13,676	8	13,684
Accrued investment income	1,283	-	1,283
Reinsurance recoverables, net of allowance for credit losses	20,045	-	20,045
Goodwill	1,144	-	1,144
Other assets	20,275	(284)	19,991
Separate account assets	137,295	-	137,295
Total assets	$ 324,683	$ (509)	$ 324,174
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Future contract benefits	$ 41,716	$ -	$ 41,716
Other contract holder funds	118,174	27	118,201
Short-term debt	500	-	500
Long-term debt	5,959	-	5,959
Payables for collateral on investments	6,865	-	6,865
Other liabilities	11,957	(987)	10,970
Separate account liabilities	137,295	-	137,295
Total liabilities	322,466	(960)	321,506
Contingencies and Commitments (See Note 13)			
Stockholders' Equity			
Preferred stock – 10,000,000 shares authorized	-	-	-
Common stock – 800,000,000 shares authorized;			
169,214,493 shares issued and outstanding as of September 30, 2022	4,534	-	4,534
Retained earnings	6,311	451	6,762
Accumulated other comprehensive income (loss)	(8,628)	-	(8,628)
Total stockholders' equity	2,217	451	2,668
Total liabilities and stockholders' equity	$ 324,683	$ (509)	$ 324,174

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

| | For the Three Months Ended March 31, 2021 | | |
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,406	$ (6)	$ 1,400
Fee income	1,592	5	1,597
Net investment income	1,510	(1)	1,509
Realized gain (loss)	(181)	1	(180)
Amortization of deferred gain on business sold through reinsurance	9	-	9
Other revenues	198	-	198
Total revenues	4,534	(1)	4,533
Expenses			
Interest credited	737	6	743
Benefits	2,226	1	2,227
Commissions and other expenses	1,231	-	1,231
Interest and debt expense	65	-	65
Spark program expense	13	-	13
Total expenses	4,272	7	4,279
Income (loss) before taxes	262	(8)	254
Federal income tax expense (benefit)	37	(2)	35
Net income (loss)	225	(6)	219
Other comprehensive income (loss), net of tax	(3,170)	-	(3,170)
Comprehensive income (loss)	$ (2,945)	$ (6)	$ (2,951)
Net Income (Loss) Per Common Share			
Basic	$ 1.17	$ (0.03)	$ 1.14
Diluted	$ 1.16	$ (0.03)	$ 1.13
Cash Dividends Declared Per Common Share	$ 0.42	$ -	$ 0.42

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

	For the Three Months Ended June 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,398	$ 6	$ 1,404
Fee income	1,670	3	1,673
Net investment income	1,584	(1)	1,583
Realized gain (loss)	(2)	3	1
Amortization of deferred gain on business sold through reinsurance	9	-	9
Other revenues	192	-	192
Total revenues	4,851	11	4,862
Expenses			
Interest credited	737	8	745
Benefits	1,930	-	1,930
Commissions and other expenses	1,326	(1)	1,325
Interest and debt expense	65	-	65
Spark program expense	21	-	21
Total expenses	4,079	7	4,086
Income (loss) before taxes	772	4	776
Federal income tax expense (benefit)	130	1	131
Net income (loss)	642	3	645
Other comprehensive income (loss), net of tax	1,718	-	1,718
Comprehensive income (loss)	$ 2,360	$ 3	$ 2,363
Net Income (Loss) Per Common Share			
Basic	$ 3.38	$ 0.02	$ 3.40
Diluted	$ 3.34	$ 0.02	$ 3.36
Cash Dividends Declared Per Common Share	$ 0.42	$ -	$ 0.42

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

	For the Three Months Ended September 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,394	$ -	$ 1,394
Fee income	1,996	4	2,000
Net investment income	1,576	(1)	1,575
Realized gain (loss)	85	(6)	79
Amortization of deferred gain on business sold through reinsurance	9	-	9
Other revenues	181	-	181
Total revenues	5,241	(3)	5,238
Expenses			
Interest credited	750	(2)	748
Benefits	2,122	(1)	2,121
Commissions and other expenses	1,906	2	1,908
Interest and debt expense	73	-	73
Spark program expense	22	-	22
Total expenses	4,873	(1)	4,872
Income (loss) before taxes	368	(2)	366
Federal income tax expense (benefit)	50	-	50
Net income (loss)	318	(2)	316
Other comprehensive income (loss), net of tax	(630)	-	(630)
Comprehensive income (loss)	$ (312)	$ (2)	$ (314)
Net Income (Loss) Per Common Share			
Basic	$ 1.70	$ (0.01)	$ 1.69
Diluted	$ 1.68	$ (0.01)	$ 1.67
Cash Dividends Declared Per Common Share	$ 0.42	$ -	$ 0.42

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

	For the Three Months Ended December 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,419	$ -	$ 1,419
Fee income	1,629	6	1,635
Net investment income	1,445	(1)	1,444
Realized gain (loss)	(114)	628	514
Amortization of deferred gain on business sold through reinsurance	19	(8)	11
Other revenues	206	-	206
Total revenues	4,604	625	5,229
Expenses			
Interest credited	691	5	696
Benefits	2,251	-	2,251
Commissions and other expenses	1,328	2	1,330
Interest and debt expense	67	-	67
Spark program expense	31	-	31
Total expenses	4,368	7	4,375
Income (loss) before taxes	236	618	854
Federal income tax expense (benefit)	16	130	146
Net income (loss)	220	488	708
Other comprehensive income (loss), net of tax	(408)	-	(408)
Comprehensive income (loss)	$ (188)	$ 488	$ 300
Net Income (Loss) Per Common Share			
Basic	$ 1.22	$ 2.70	$ 3.92
Diluted	$ 1.20	$ 2.66	$ 3.86
Cash Dividends Declared Per Common Share	$ 0.45	$ -	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

	For the Three Months Ended March 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,477	$ -	$ 1,477
Fee income	1,568	-	1,568
Net investment income	1,412	(1)	1,411
Realized gain (loss)	29	(4)	25
Amortization of deferred gain on business sold through reinsurance	19	(8)	11
Other revenues	182	-	182
Total revenues	4,687	(13)	4,674
Expenses			
Interest credited	697	-	697
Benefits	2,565	3	2,568
Commissions and other expenses	1,236	(1)	1,235
Interest and debt expense	66	-	66
Spark program expense	31	-	31
Total expenses	4,595	2	4,597
Income (loss) before taxes	92	(15)	77
Federal income tax expense (benefit)	(12)	(3)	(15)
Net income (loss)	104	(12)	92
Other comprehensive income (loss), net of tax	(5,191)	2	(5,189)
Comprehensive income (loss)	$ (5,087)	$ (10)	$ (5,097)
Net Income (Loss) Per Common Share			
Basic	$ 0.60	$ (0.07)	$ 0.53
Diluted	$ 0.58	$ (0.06)	$ 0.52
Cash Dividends Declared Per Common Share	$ 0.45	$ -	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

| | For the Three Months Ended June 30, 2022 | | |
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,498	$ -	$ 1,498
Fee income	1,506	-	1,506
Net investment income	1,369	29	1,398
Realized gain (loss)	522	(7)	515
Amortization of deferred gain on business sold through reinsurance	19	(8)	11
Other revenues	190	(30)	160
Total revenues	5,104	(16)	5,088
Expenses			
Interest credited	706	-	706
Benefits	2,890	-	2,890
Commissions and other expenses	1,127	(4)	1,123
Interest and debt expense	68	-	68
Spark program expense	44	-	44
Total expenses	4,835	(4)	4,831
Income (loss) before taxes	269	(12)	257
Federal income tax expense (benefit)	31	(2)	29
Net income (loss)	238	(10)	228
Other comprehensive income (loss), net of tax	(5,593)	4	(5,589)
Comprehensive income (loss)	$ (5,355)	$ (6)	$ (5,361)
Net Income (Loss) Per Common Share			
Basic	$ 1.39	$ (0.05)	$ 1.34
Diluted	$ 1.34	$ (0.06)	$ 1.28
Cash Dividends Declared Per Common Share	$ 0.45	$ -	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

| | For the Three Months Ended September 30, 2022 | | |
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,548	$ -	$ 1,548
Fee income	1,527	-	1,527
Net investment income	1,326	(31)	1,295
Realized gain (loss)	220	(8)	212
Amortization of deferred gain on business sold through reinsurance	18	(8)	10
Other revenues	159	30	189
Total revenues	4,798	(17)	4,781
Expenses			
Interest credited	722	-	722
Benefits	5,106	(3)	5,103
Commissions and other expenses	1,358	(3)	1,355
Interest and debt expense	71	-	71
Spark program expense	44	-	44
Impairment of intangibles	634	-	634
Total expenses	7,935	(6)	7,929
Income (loss) before taxes	(3,137)	(11)	(3,148)
Federal income tax expense (benefit)	(563)	(2)	(565)
Net income (loss)	(2,574)	(9)	(2,583)
Other comprehensive income (loss), net of tax	(4,285)	(6)	(4,291)
Comprehensive income (loss)	$ (6,859)	$ (15)	$ (6,874)
Net Income (Loss) Per Common Share			
Basic	$ (15.17)	$ (0.05)	$ (15.22)
Diluted	$ (15.17)	$ (0.06)	$ (15.23)
Cash Dividends Declared Per Common Share	$ 0.45	$ -	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions, except per share data)

	For the Three Months Ended December 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Revenues			
Insurance premiums	$ 1,564	$ -	$ 1,564
Fee income	1,453	-	1,453
Net investment income	1,404	7	1,411
Realized gain (loss)	(435)	28	(407)
Amortization of deferred gain on business sold through reinsurance	18	(8)	10
Other revenues	191	-	191
Total revenues	4,195	27	4,222
Expenses			
Interest credited	745	-	745
Benefits	1,985	-	1,985
Commissions and other expenses	1,374	8	1,382
Interest and debt expense	78	-	78
Spark program expense	48	-	48
Total expenses	4,230	8	4,238
Income (loss) before taxes	(35)	19	(16)
Federal income tax expense (benefit)	(40)	3	(37)
Net income (loss)	5	16	21
Other comprehensive income (loss), net of tax	960	-	960
Comprehensive income (loss)	$ 965	$ 16	$ 981
Net Income (Loss) Per Common Share			
Basic	$ 0.04	$ 0.08	$ 0.12
Diluted	$ 0.01	$ 0.08	$ 0.09
Cash Dividends Declared Per Common Share	$ 0.45	$ -	$ 0.45

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited, in millions)

	For the Three Months Ended March 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-year	$ 5,082	$ -	$ 5,082
Stock compensation/issued for benefit plans	25	-	25
Retirement of common stock/cancellation of shares	(50)	-	(50)
Balance as of end-of-period	5,057	-	5,057
Retained Earnings			
Balance as of beginning-of-year	8,686	-	8,686
Net income (loss)	225	(6)	219
Retirement of common stock	(55)	-	(55)
Common stock dividends declared	(81)	-	(81)
Balance as of end-of-period	8,775	(6)	8,769
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-year	8,931	-	8,931
Other comprehensive income (loss), net of tax	(3,170)	-	(3,170)
Balance as of end-of-period	5,761	-	5,761
Total stockholders' equity as of end-of-period	$ 19,593	$ (6)	$ 19,587

	For the Three Months Ended June 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-period	$ 5,057	$ -	$ 5,057
Stock compensation/issued for benefit plans	23	-	23
Retirement of common stock/cancellation of shares	(59)	-	(59)
Balance as of end-of-period	5,021	-	5,021
Retained Earnings			
Balance as of beginning-of-period	8,775	(6)	8,769
Net income (loss)	642	3	645
Retirement of common stock	(91)	-	(91)
Common stock dividends declared	(81)	-	(81)
Balance as of end-of-period	9,245	(3)	9,242
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-period	5,761	-	5,761
Other comprehensive income (loss), net of tax	1,718	-	1,718
Balance as of end-of-period	7,479	-	7,479
Total stockholders' equity as of end-of-period	$ 21,745	$ (3)	$ 21,742

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited, in millions)

	For the Three Months Ended September 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-period	$ 5,021	$ -	$ 5,021
Stock compensation/issued for benefit plans	16	-	16
Retirement of common stock/cancellation of shares	(81)	-	(81)
Balance as of end-of-period	4,956	-	4,956
Retained Earnings			
Balance as of beginning-of-period	9,245	(3)	9,242
Net income (loss)	318	(2)	316
Retirement of common stock	(119)	-	(119)
Common stock dividends declared	(79)	-	(79)
Balance as of end-of-period	9,365	(5)	9,360
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-period	7,479	-	7,479
Other comprehensive income (loss), net of tax	(630)	-	(630)
Balance as of end-of-period	6,849	-	6,849
Total stockholders' equity as of end-of-period	$ 21,170	$ (5)	$ 21,165

	For the Three Months Ended March 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-year	$ 4,735	$ -	$ 4,735
Stock compensation/issued for benefit plans	6	-	6
Retirement of common stock/cancellation of shares	(155)	-	(155)
Balance as of end-of-period	4,586	-	4,586
Retained Earnings			
Balance as of beginning-of-year	9,096	482	9,578
Net income (loss)	104	(12)	92
Retirement of common stock	(245)	-	(245)
Common stock dividends declared	(79)	-	(79)
Balance as of end-of-period	8,876	470	9,346
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-year	6,441	-	6,441
Other comprehensive income (loss), net of tax	(5,191)	2	(5,189)
Balance as of end-of-period	1,250	2	1,252
Total stockholders' equity as of end-of-period	$ 14,712	$ 472	$ 15,184

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited, in millions)

	For the Three Months Ended June 30, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-period	$ 4,586	$ -	$ 4,586
Stock compensation/issued for benefit plans	9	-	9
Retirement of common stock/cancellation of shares	(49)	-	(49)
Balance as of end-of-period	4,546	-	4,546
Retained Earnings			
Balance as of beginning-of-period	8,876	470	9,346
Net income (loss)	238	(10)	228
Retirement of common stock	(51)	-	(51)
Common stock dividends declared	(78)	-	(78)
Balance as of end-of-period	8,985	460	9,445
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-period	1,250	2	1,252
Other comprehensive income (loss), net of tax	(5,593)	4	(5,589)
Balance as of end-of-period	(4,343)	6	(4,337)
Total stockholders' equity as of end-of-period	$ 9,188	$ 466	$ 9,654

	For the Three Months Ended September 30, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Common Stock			
Balance as of beginning-of-period	$ 4,546	$ -	$ 4,546
Stock compensation/issued for benefit plans	15	-	15
Retirement of common stock/cancellation of shares	(27)	-	(27)
Balance as of end-of-period	4,534	-	4,534
Retained Earnings			
Balance as of beginning-of-period	8,985	460	9,445
Net income (loss)	(2,574)	(9)	(2,583)
Retirement of common stock	(23)	-	(23)
Common stock dividends declared	(77)	-	(77)
Balance as of end-of-period	6,311	451	6,762
Accumulated Other Comprehensive Income (Loss)			
Balance as of beginning-of-period	(4,343)	6	(4,337)
Other comprehensive income (loss), net of tax	(4,285)	(6)	(4,291)
Balance as of end-of-period	(8,628)	-	(8,628)
Total stockholders' equity as of end-of-period	$ 2,217	$ 451	$ 2,668

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	For the Three Months Ended March 31, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ 225	$ (6)	$ 219
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	181	(1)	180
Sales and maturities (purchases) of trading securities, net	98	20	118
Amortization of deferred gain on business sold through reinsurance	(9)	-	(9)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	54	-	54
Premiums and fees receivable	(167)	6	(161)
Accrued investment income	(41)	-	(41)
Insurance liabilities and reinsurance-related balances	(764)	2	(762)
Accrued expenses	(40)	-	(40)
Federal income tax accruals	37	(2)	35
Other	(216)	-	(216)
Net cash provided by (used in) operating activities	(642)	19	(623)
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(3,834)	(20)	(3,854)
Sales of available-for-sale securities and equity securities	571	-	571
Maturities of available-for-sale securities	1,913	-	1,913
Purchases of alternative investments	(163)	-	(163)
Sales and repayments of alternative investments	54	-	54
Issuance of mortgage loans on real estate	(888)	1	(887)
Repayment and maturities of mortgage loans on real estate	403	-	403
Repayment (issuance) of policy loans, net	(76)	-	(76)
Net change in collateral on investments, derivatives and related settlements	1,341	-	1,341
Other	(33)	-	(33)
Net cash provided by (used in) investing activities	(712)	(19)	(731)
Cash Flows from Financing Activities			
Deposits of fixed account values, including the fixed portion of variable	3,136	4	3,140
Withdrawals of fixed account values, including the fixed portion of variable	(1,777)	4	(1,773)
Transfers from (to) separate accounts, net	(122)	(8)	(130)
Common stock issued for benefit plans	7	-	7
Repurchase of common stock	(105)	-	(105)
Dividends paid to common stockholders	(80)	-	(80)
Other	(63)	-	(63)
Net cash provided by (used in) financing activities	996	-	996
Net increase (decrease) in cash, invested cash and restricted cash	(358)	-	(358)
Cash, invested cash and restricted cash as of beginning-of-year	1,708	-	1,708
Cash, invested cash and restricted cash as of end-of-period	$ 1,350	$ -	$ 1,350

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	For the Six Months Ended June 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ 867	$ (3)	$ 864
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	182	(3)	179
Sales and maturities (purchases) of trading securities, net	210	20	230
Amortization of deferred gain on business sold through reinsurance	(17)	-	(17)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	115	(3)	112
Premiums and fees receivable	(97)	-	(97)
Accrued investment income	(10)	-	(10)
Insurance liabilities and reinsurance-related balances	(1,438)	7	(1,431)
Accrued expenses	42	-	42
Federal income tax accruals	167	(1)	166
Other	(252)	1	(251)
Net cash provided by (used in) operating activities	(231)	18	(213)
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(8,304)	(20)	(8,324)
Sales of available-for-sale securities and equity securities	1,269	-	1,269
Maturities of available-for-sale securities	4,700	-	4,700
Purchases of alternative investments	(361)	-	(361)
Sales and repayments of alternative investments	128	-	128
Issuance of mortgage loans on real estate	(1,634)	2	(1,632)
Repayment and maturities of mortgage loans on real estate	851	-	851
Repayment (issuance) of policy loans, net	16	-	16
Net change in collateral on investments, derivatives and related settlements	1,888	-	1,888
Other	(71)	-	(71)
Net cash provided by (used in) investing activities	(1,518)	(18)	(1,536)
Cash Flows from Financing Activities			
Proceeds from certain financing arrangements	50	-	50
Deposits of fixed account values, including the fixed portion of variable	6,375	3	6,378
Withdrawals of fixed account values, including the fixed portion of variable	(3,299)	23	(3,276)
Transfers from (to) separate accounts, net	(229)	(26)	(255)
Common stock issued for benefit plans	12	-	12
Repurchase of common stock	(255)	-	(255)
Dividends paid to common stockholders	(161)	-	(161)
Other	(63)	-	(63)
Net cash provided by (used in) financing activities	2,430	-	2,430
Net increase (decrease) in cash, invested cash and restricted cash	681	-	681
Cash, invested cash and restricted cash as of beginning-of-year	1,708	-	1,708
Cash, invested cash and restricted cash as of end-of-period	$ 2,389	$ -	$ 2,389

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	For the Nine Months Ended September 30, 2021		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ 1,185	$ (5)	$ 1,180
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	97	3	100
Sales and maturities (purchases) of trading securities, net	219	20	239
Amortization of deferred gain on business sold through reinsurance	(27)	-	(27)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	348	(2)	346
Premiums and fees receivable	(98)	-	(98)
Accrued investment income	(34)	-	(34)
Insurance liabilities and reinsurance-related balances	(1,779)	-	(1,779)
Accrued expenses	246	-	246
Federal income tax accruals	216	(1)	215
Other	(265)	2	(263)
Net cash provided by (used in) operating activities	108	17	125
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(11,897)	(20)	(11,917)
Sales of available-for-sale securities and equity securities	1,452	-	1,452
Maturities of available-for-sale securities	7,055	-	7,055
Purchases of alternative investments	(506)	-	(506)
Sales and repayments of alternative investments	258	-	258
Issuance of mortgage loans on real estate	(2,213)	3	(2,210)
Repayment and maturities of mortgage loans on real estate	1,274	-	1,274
Repayment (issuance) of policy loans, net	48	-	48
Net change in collateral on investments, derivatives and related settlements	2,312	-	2,312
Other	(219)	-	(219)
Net cash provided by (used in) investing activities	(2,436)	(17)	(2,453)
Cash Flows from Financing Activities			
Payment related to modification or early extinguishment of debt	(8)	-	(8)
Proceeds from certain financing arrangements	50	-	50
Deposits of fixed account values, including the fixed portion of variable	9,150	2	9,152
Withdrawals of fixed account values, including the fixed portion of variable	(4,961)	-	(4,961)
Transfers from (to) separate accounts, net	(252)	(2)	(254)
Common stock issued for benefit plans	14	-	14
Repurchase of common stock	(455)	-	(455)
Dividends paid to common stockholders	(241)	-	(241)
Other	(63)	-	(63)
Net cash provided by (used in) financing activities	3,234	-	3,234
Net increase (decrease) in cash, invested cash and restricted cash	906	-	906
Cash, invested cash and restricted cash as of beginning-of-year	1,708	-	1,708
Cash, invested cash and restricted cash as of end-of-period	$ 2,614	$ -	$ 2,614

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	For the Three Months Ended March 31, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ 104	$ (12)	$ 92
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	(29)	4	(25)
Sales and maturities (purchases) of trading securities, net	(187)	-	(187)
Amortization of deferred gain on business sold through reinsurance	(19)	8	(11)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	31	-	31
Premiums and fees receivable	(91)	-	(91)
Accrued investment income	(35)	-	(35)
Insurance liabilities and reinsurance-related balances	1,271	4	1,275
Accrued expenses	(262)	-	(262)
Federal income tax accruals	42	(3)	39
Other	(72)	(2)	(74)
Net cash provided by (used in) operating activities	753	(1)	752
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(3,934)	-	(3,934)
Sales of available-for-sale securities and equity securities	105	-	105
Maturities of available-for-sale securities	1,604	-	1,604
Purchases of alternative investments	(161)	-	(161)
Sales and repayments of alternative investments	131	-	131
Issuance of mortgage loans on real estate	(540)	1	(539)
Repayment and maturities of mortgage loans on real estate	717	-	717
Repayment (issuance) of policy loans, net	25	-	25
Net change in collateral on investments, derivatives and related settlements	16	-	16
Other	(104)	-	(104)
Net cash provided by (used in) investing activities	(2,141)	1	(2,140)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	-	(300)
Issuance of long-term debt, net of issuance costs	297	-	297
Payment related to sale-leaseback transactions	(4)	-	(4)
Deposits of fixed account values, including the fixed portion of variable	3,048	(2)	3,046
Withdrawals of fixed account values, including the fixed portion of variable	(1,830)	(54)	(1,884)
Transfers from (to) separate accounts, net	14	56	70
Common stock issued for benefit plans	(10)	-	(10)
Repurchase of common stock	(400)	-	(400)
Dividends paid to common stockholders	(79)	-	(79)
Net cash provided by (used in) financing activities	736	-	736
Net increase (decrease) in cash, invested cash and restricted cash	(652)	-	(652)
Cash, invested cash and restricted cash as of beginning-of-year	2,612	-	2,612
Cash, invested cash and restricted cash as of end-of-period	$ 1,960	$ -	$ 1,960

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	For the Six Months Ended June 30, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ 341	$ (22)	$ 319
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	(551)	11	(540)
Sales and maturities (purchases) of trading securities, net	117	-	117
Amortization of deferred gain on business sold through reinsurance	(38)	16	(22)
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	2	(2)	-
Premiums and fees receivable	(76)	-	(76)
Accrued investment income	(40)	-	(40)
Insurance liabilities and reinsurance-related balances	3,083	33	3,116
Accrued expenses	(371)	-	(371)
Federal income tax accruals	74	(5)	69
Other	167	(32)	135
Net cash provided by (used in) operating activities	2,708	(1)	2,707
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(8,204)	-	(8,204)
Sales of available-for-sale securities and equity securities	308	-	308
Maturities of available-for-sale securities	3,231	-	3,231
Purchases of alternative investments	(329)	-	(329)
Sales and repayments of alternative investments	183	-	183
Issuance of mortgage loans on real estate	(1,368)	2	(1,366)
Repayment and maturities of mortgage loans on real estate	1,428	-	1,428
Repayment (issuance) of policy loans, net	(5)	-	(5)
Net change in collateral on investments, derivatives and related settlements	(1,892)	(1)	(1,893)
Other	(101)	-	(101)
Net cash provided by (used in) investing activities	(6,749)	1	(6,748)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	-	(300)
Issuance of long-term debt, net of issuance costs	297	-	297
Payment related to sale-leaseback transactions	(47)	-	(47)
Proceeds from certain financing arrangements	53	-	53
Deposits of fixed account values, including the fixed portion of variable	6,900	-	6,900
Withdrawals of fixed account values, including the fixed portion of variable	(3,298)	(54)	(3,352)
Transfers from (to) separate accounts, net	62	54	116
Common stock issued for benefit plans	(14)	-	(14)
Repurchase of common stock	(500)	-	(500)
Dividends paid to common stockholders	(157)	-	(157)
Net cash provided by (used in) financing activities	2,996	-	2,996
Net increase (decrease) in cash, invested cash and restricted cash	(1,045)	-	(1,045)
Cash, invested cash and restricted cash as of beginning-of-year	2,612	-	2,612
Cash, invested cash and restricted cash as of end-of-period	$ 1,567	$ -	$ 1,567

LINCOLN NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	For the Nine Months Ended September 30, 2022		
	As Previously Reported	Restatement Impacts	As Restated
Cash Flows from Operating Activities			
Net income (loss)	$ (2,233)	$ (31)	$ (2,264)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Realized (gain) loss	(771)	19	(752)
Sales and maturities (purchases) of trading securities, net	163	-	163
Amortization of deferred gain on business sold through reinsurance	(56)	25	(31)
Impairment of intangibles	634	-	634
Change in:			
Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of amortization	80	(6)	74
Premiums and fees receivable	(3)	-	(3)
Accrued investment income	(80)	-	(80)
Insurance liabilities and reinsurance-related balances	6,166	-	6,166
Accrued expenses	(402)	-	(402)
Federal income tax accruals	(490)	(8)	(498)
Other	386	(3)	383
Net cash provided by (used in) operating activities	3,394	(4)	3,390
Cash Flows from Investing Activities			
Purchases of available-for-sale securities and equity securities	(12,008)	-	(12,008)
Sales of available-for-sale securities and equity securities	1,196	-	1,196
Maturities of available-for-sale securities	4,333	-	4,333
Purchases of alternative investments	(484)	-	(484)
Sales and repayments of alternative investments	383	-	383
Issuance of mortgage loans on real estate	(1,928)	4	(1,924)
Repayment and maturities of mortgage loans on real estate	1,872	-	1,872
Repayment (issuance) of policy loans, net	17	-	17
Net change in collateral on investments, derivatives and related settlements	(3,155)	-	(3,155)
Other	(93)	-	(93)
Net cash provided by (used in) investing activities	(9,867)	4	(9,863)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	-	(300)
Issuance of long-term debt, net of issuance costs	296	-	296
Payment related to sale-leaseback transactions	(52)	-	(52)
Proceeds from certain financing arrangements	53	-	53
Deposits of fixed account values, including the fixed portion of variable	11,067	(5)	11,062
Withdrawals of fixed account values, including the fixed portion of variable	(4,943)	(54)	(4,997)
Transfers from (to) separate accounts, net	12	59	71
Common stock issued for benefit plans	(15)	-	(15)
Repurchase of common stock	(550)	-	(550)
Dividends paid to common stockholders	(234)	-	(234)
Other	(1)	-	(1)
Net cash provided by (used in) financing activities	5,333	-	5,333
Net increase (decrease) in cash, invested cash and restricted cash	(1,140)	-	(1,140)
Cash, invested cash and restricted cash as of beginning-of-year	2,612	-	2,612
Cash, invested cash and restricted cash as of end-of-period	$ 1,472	$ -	$ 1,472

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

(a) Conclusions Regarding Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the end of the period required by this report, we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as a result of the material weakness described within Management's Report on Internal Control Over Financial Reporting.

(b) Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is included on page 107 of "Item 8. Financial Statements and Supplementary Data" and is incorporated herein by reference.

A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

(c) Changes in Internal Control Over Financial Reporting

Except as noted above with respect to the identification of the material weakness, there has been no change in the Company's internal control over financial reporting during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Further details are described in Management's Report on Internal Control Over Financial Reporting.

Item 9B. **Other Information**

None.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance**

Information required by this item relating to our executive officers is incorporated by reference to "Part I – Information About our Executive Officers" of this Form 10-K. Information required by this item relating to our directors and corporate governance matters is incorporated by reference to the sections captioned "Governance of the Company – Our Corporate Governance Guidelines," "Governance of the Company – Director Nomination Process," "Governance of the Company – Board Committees – Current Committee Membership and Meetings Held During 2022," "Governance of the Company – Board Committees – Audit Committee," "Agenda Item 1 – Election of Directors" and "General Information – Shareholder Proposals for the 2024 Annual Meeting" of LNC's Proxy Statement for the Annual Meeting scheduled for May 25, 2023.

Item 11. **Executive Compensation**

Information required by this item is incorporated by reference to the sections captioned "Compensation of Outside Directors," "Compensation Discussion & Analysis," "Executive Compensation Tables" and "Compensation Committee Interlocks and Insider Participation" of LNC's Proxy Statement for the Annual Meeting scheduled for May 25, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference to the sections captioned "Security Ownership" and "Equity Compensation Plan Information" of LNC's Proxy Statement for the Annual Meeting scheduled for May 25, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the sections captioned "Related-Party Transactions" and "Governance of the Company – Director Independence" of LNC's Proxy Statement for the Annual Meeting scheduled for May 25, 2023.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the sections captioned "Agenda Item 2 – Ratification of Appointment of Independent Registered Public Accounting Firm" of LNC's Proxy Statement for the Annual Meeting scheduled for May 25, 2023.


PART IV


Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements

The following Consolidated Financial Statements of Lincoln National Corporation are included in Part II – Item 8:

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2022 (As Restated) and 2021 (As Restated)

Consolidated Statements of Comprehensive Income (Loss) – Years ended December 31, 2022 (As Restated), 2021 (As Restated) and 2020

Consolidated Statements of Stockholders' Equity – Years ended December 31, 2022 (As Restated), 2021 (As Restated) and 2020

Consolidated Statements of Cash Flows – Years ended December 31, 2022 (As Restated), 2021 (As Restated) and 2020

Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

The Financial Statement Schedules are listed in the Index to Financial Statement Schedules on page FS-1, which is incorporated herein by reference.

(a) (3) Listing of Exhibits

The Exhibits are listed in the Index to Exhibits beginning on page 237, which is incorporated herein by reference.

(c) The Financial Statement Schedules for Lincoln National Corporation begin on page FS-2, which are incorporated herein by reference.

INDEX TO EXHIBITS

2.1   Master Transaction Agreement, dated as of January 18, 2018, by and among The Lincoln National Life Insurance Company, for the limited purposes set forth therein, LNC, Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company, for the limited purposes set forth therein, Liberty Mutual Group Inc., Protective Life Insurance Company and for the limited purposes set forth therein, Protective Life Corporation, is incorporated by reference to Exhibit 2.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on January 22, 2018.**

3.1   Restated Articles of Incorporation of LNC are incorporated by reference to Exhibit 3.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 14, 2017.

3.2   Articles of Amendment of the Restated Articles of Incorporation of LNC designating the 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C, dated November 18, 2022, is incorporated by reference to Exhibit 3.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on November 22, 2022.

3.3   Articles of Amendment of the Restated Articles of Incorporation of LNC designating the 9.000% Non-Cumulative Preferred Stock, Series D, dated November 18, 2022, is incorporated by reference to Exhibit 3.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on November 22, 2022.

3.4   Amended and Restated Bylaws of LNC (effective November 1, 2021) are incorporated by reference to Exhibit 3.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 23, 2021.

4.1   Indenture of LNC, dated as of September 15, 1994, between LNC and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4(c) to LNC's Registration Statement on Form S-3/A (File No. 33-55379) filed with the SEC on September 15, 1994.

4.2   First Supplemental Indenture, dated as of November 1, 2006, to Indenture dated as of September 15, 1994, is incorporated by reference to Exhibit 4.4 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2006.

4.3   Junior Subordinated Indenture, dated as of May 1, 1996, between LNC and The Bank of New York Trust Company, N.A. (successor in interest to J.P. Morgan Trust Company and The First National Bank of Chicago) is incorporated by reference to Exhibit 4(j) to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2001.

4.4   Third Supplemental Junior Subordinated Indenture dated May 17, 2006, to Junior Subordinated Indenture, dated as of May 1, 1996, is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on May 17, 2006.

4.5   Fourth Supplemental Junior Subordinated Indenture, dated as of November 1, 2006, to Junior Subordinated Indenture, dated May 1, 1996, is incorporated by reference to Exhibit 4.9 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2006.

4.6   Fifth Supplemental Junior Subordinated Indenture, dated as of March 13, 2007, to Junior Subordinated Indenture, dated May 1, 1996, is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on March 13, 2007.

4.7   Sixth Supplemental Junior Subordinated Indenture, dated August 11, 2021, to Junior Subordinated Indenture, dated May 1, 1996, is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.

4.8   Seventh Supplemental Junior Subordinated Indenture, dated August 11, 2021, to Junior Subordinated Indenture, dated May 1, 1996, is incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.

4.9   Senior Indenture, dated as of March 10, 2009, between LNC and the Bank of New York Mellon, is incorporated by reference to Exhibit 4.1 to LNC's Form S-3ASR (File No. 333-157822) filed with the SEC on March 10, 2009.

4.10   First Supplemental Indenture, dated as of August 18, 2020, to Senior Indenture dated as of March 10, 2009 between LNC and the Bank of New York Mellon, is incorporated by reference to Exhibit 4.4 to LNC's Form S-3ASR (File No. 333-249058) filed with the SEC on September 25, 2020.

4.11	Junior Subordinated Indenture, dated as of March 10, 2009, between LNC and the Bank of New York Mellon, is incorporated by reference to Exhibit 4.3 to LNC's Form S-3ASR (File No. 333-157822) filed with the SEC on March 10, 2009.
4.12	Subordinated Indenture, dated August 11, 2021, between LNC and The Bank of New York Mellon, as trustee, is incorporated by reference to Exhibit 4.3 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.
4.13	First Supplemental Subordinated Indenture, dated August 11, 2021, to Subordinated Indenture dated August 11, 2021, is incorporated by reference to Exhibit 4.4 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.
4.14	Second Supplemental Subordinated Indenture, dated August 11, 2021, to Subordinated Indenture dated August 11, 2021, is incorporated by reference to Exhibit 4.5 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.
4.15	Form of 7.00% Capital Securities due 2066 of LNC is incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on May 17, 2006.
4.16	Form of 6.15% Senior Notes due April 6, 2036 is incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on April 7, 2006.
4.17	Form of 6.05% Capital Securities due 2067 is incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on March 13, 2007.
4.18	Form of 6.30% Senior Notes due 2037 is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on October 9, 2007.
4.19	Form of 7.00% Senior Notes due 2040 is incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on June 18, 2010.
4.20	Form of 4.00% Senior Notes due 2023 is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 16, 2013.
4.21	Form of 3.350% Senior Notes due 2025 is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on March 10, 2015.
4.22	Form of 3.625% Senior Notes due 2026 is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on December 12, 2016.
4.23	Form of 4.00% Senior Notes due 2023 is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on February 12, 2018.
4.24	Form of 3.800% Senior Notes due 2028 is incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on February 12, 2018.
4.25	Form of 4.350% Senior Notes due 2048 is incorporated by reference to Exhibit 4.3 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on February 12, 2018.
4.26	Form of 3.050% Senior Notes due 2030 is incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 19, 2019.
4.27	Form of 3.400% Senior Notes due 2031, incorporated by reference to Exhibit 4.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on May 15, 2020.
4.28	Form of 4.375% Senior Notes due 2050, incorporated by reference to Exhibit 4.2 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on May 15, 2020.
4.29	Form of Floating Rate Subordinated Note due 2066 is incorporated by reference to Exhibit 4.6 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.

4.30	Form of Floating Rate Subordinated Note due 2067 is incorporated by reference to Exhibit 4.7 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on August 12, 2021.
4.31	Form of 3.400% Senior Notes due 2032, is incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on March 1, 2022.
4.32	Deposit Agreement with respect to the 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C, dated November 22, 2022, by and among the Company, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein, is incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 1-6028) filed with the SEC on November 22, 2022.
4.33	Deposit Agreement with respect to the 9.000% Non-Cumulative Preferred Stock, Series D, dated November 22, 2022, by and among the Company, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein, is incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No 1-6028) filed with the SEC on November 22, 2022.
4.34	Form of 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C Stock Certificate (included as Exhibit A to Exhibit 3.2 above).
4.35	Form of 9.000% Non-Cumulative Preferred Stock, Series D Stock Certificate (included as Exhibit A to Exhibit 3.3 above).
4.36	Form of Depositary Receipt with respect to the 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C (included as Exhibit A to Exhibit 4.32 above).
4.37	Form of Depositary Receipt with respect to the 9.000% Non-Cumulative Preferred Stock, Series D (included as Exhibit A to Exhibit 4.33 above).
4.38^	Description of Securities Registered Pursuant to Section 12 of the Exchange Act.
10.1	LNC 2014 Incentive Compensation Plan (effective May 22, 2014) is incorporated by reference to Exhibit 10.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on May 28, 2014.*
10.2	LNC 2009 Amended and Restated Incentive Compensation Plan (as amended and restated on May 14, 2009) is incorporated by reference to Exhibit 4 to LNC's Proxy Statement (File No. 1-6028) filed with the SEC on April 9, 2009.*
10.3	Non-Employee Director Fees are incorporated by reference to Exhibit 10.5 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*
10.4	Non-Employee Director Fees (effective May 27, 2022) are incorporated by reference to Exhibit 10.2 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended June 30, 2022.*
10.5	Amended and Restated LNC Supplemental Retirement Plan is incorporated by reference to Exhibit 10.10 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2007.*
10.6^	The Severance Plan for Officers of LNC (Amended and Restated effective as of December 31, 2022).*
10.7	The LNC Outside Directors' Value Sharing Plan, last amended March 8, 2001, is incorporated by reference to Exhibit 10(e) to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2001.*
10.8	LNC Deferred Compensation and Supplemental/Excess Retirement Plan, as amended and restated effective January 1, 2020, is incorporated by reference to Exhibit 10.10 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2019.*
10.9	Amendment No. 1 to the LNC Deferred Compensation and Supplemental/Excess Retirement Plan is incorporated by reference to Exhibit 10.11 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*
10.10^	Amendment No. 2 to the LNC Deferred Compensation and Supplemental/Excess Retirement Plan, effective December 19, 2022.*

10.11   LNC 1993 Stock Plan for Non-Employee Directors, as last amended May 10, 2001, is incorporated by reference to Exhibit 10(g), to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2001.*

10.12   Amendment No. 2 to the LNC 1993 Stock Plan for Non-Employee Directors (effective February 1, 2006) is incorporated by reference to Exhibit 10.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on January 13, 2006.*

10.13   LNC Executives' Severance Benefit Plan (effective August 7, 2008) is incorporated by reference to Exhibit 10.3 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended June 30, 2008.*

10.14   Amendment No. 1 to the LNC Executives' Severance Benefit Plan (effective November 9, 2011) is incorporated by reference to Exhibit 10.22 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2011.*

10.15   Amended and Restated LNC Excess Retirement Plan is incorporated by reference to Exhibit 10.26 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2007.*

10.16   Amendment No. 1 to the Amended and Restated LNC Excess Retirement Plan is incorporated by reference to Exhibit 10.17 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*

10.17   Amendment No. 2 to the Amended and Restated LNC Excess Retirement Plan is incorporated by reference to Exhibit 10.18 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*

10.18   Amendment No. 3 to the Amended and Restated LNC Excess Retirement Plan is incorporated by reference to Exhibit 10.19 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*

10.19   Amendment No. 4 to the Amended and Restated LNC Excess Retirement Plan is incorporated by reference to Exhibit 10.20 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*

10.20   Amendment No. 5 to the Amended and Restated LNC Excess Retirement Plan is incorporated by reference to Exhibit 10.21 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2020.*

10.21   LNC Deferred Compensation Plan for Non-Employee Directors, as amended and restated November 5, 2008, is incorporated by reference to Exhibit 10.23 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2008.*

10.22   Form of Indemnification between LNC and each director is incorporated by reference to Exhibit 10.1 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended September 30, 2009.*

10.23   Form of Non-Qualified Stock Option Award Agreement is incorporated by Reference to Exhibit 10.35 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2012.*

10.24   Amendment #1 to the Form of Non-Qualified Stock Option Award Agreements, effective August 13, 2014, is incorporated by reference to Exhibit 10.28 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2014.*

10.25   Amendment #2 to the Form of Non-Qualified Stock Option Award Agreements, effective August 13, 2014, is incorporated by reference to Exhibit 10.29 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2014.*

10.26   Form of Nonqualified Stock Option Agreement under the LNC 2014 Incentive Compensation Plan is incorporated by Reference to Exhibit 10.2 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2015.*

10.27   Form of Nonqualified Stock Option Award Agreement for Senior Management Committee (Other than CEO) is incorporated by reference to Exhibit 10.1 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2017.*

10.28   Form of Nonqualified Stock Option Agreement for CEO is incorporated by reference to Exhibit 10.1 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2020.*

10.29   Form of Long-Term Incentive Award Program Performance Cycle Agreement for CEO is incorporated by reference to Exhibit 10.2 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2020.*

10.30	Form of Restricted Stock Unit Award Agreement for CEO is incorporated by reference to Exhibit 10.3 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2020.*
10.31	Form of Nonqualified Stock Option Agreement for Senior Management Committee ("SMC") is incorporated by reference to Exhibit 10.4 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2020.*
10.32	Form of Long-Term Incentive Award Program Performance Cycle Agreement for SMC (other than CEO) is incorporated by reference to Exhibit 10.5 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2020.*
10.33	Form of Restricted Stock Unit Award Agreement for SMC (other than CEO) is incorporated by reference to Exhibit 10.6 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2020.*
10.34	Form of Nonqualified Stock Option Agreement for Successor CEO and CFO (effective February 2022) is incorporated by reference to Exhibit 10.1 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.35	Form of Long-Term Incentive Award Program Performance Cycle Agreement for Successor CEO and CFO (effective February 2022) is incorporated by reference to Exhibit 10.2 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.36	Form of Restricted Stock Unit Award Agreement for Successor CEO and CFO (effective February 2022) is incorporated by reference to Exhibit 10.3 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.37	Form of Nonqualified Stock Option Agreement for Dennis R. Glass (effective February 2022) is incorporated by reference to Exhibit 10.4 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.38	Form of Long-Term Incentive Award Program Performance Cycle Agreement for Dennis R. Glass (effective February 2022) is incorporated by reference to Exhibit 10.5 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.39	Form of Nonqualified Stock Option Agreement for SMC (other than CEO) (effective February 2022) is incorporated by reference to Exhibit 10.6 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.40	Form of Long-Term Incentive Award Program Performance Cycle Agreement for SMC (other than CEO)(effective February 2022) is incorporated by reference to Exhibit 10.7 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.41	Form of Long-Term Incentive Award Program Performance Cycle Agreement for Section 16 Officers (effective February 2022) is incorporated by reference to Exhibit 10.8 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.42	Form of Restricted Stock Unit Award Agreement for Section 16 Officers (effective February 2022) is incorporated by reference to Exhibit 10.9 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended March 31, 2022.*
10.43	Form of Nonqualified Stock Option Agreement for SMC (other than CEO) (effective for officers joining SMC on or after May 26, 2022) is incorporated by reference to Exhibit 10.3 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended June 30, 2022.*
10.44	Form of Long-Term Incentive Award Program Performance Cycle Agreement for SMC (other than CEO) (effective for officers joining SMC on or after May 26, 2022) is incorporated by reference to Exhibit 10.4 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended June 30, 2022.*
10.45	Form of Restricted Stock Unit Award Agreement for SMC (other than CEO) (effective for officers joining SMC on or after May 26, 2022) is incorporated by reference to Exhibit 10.5 to LNC's Form 10-Q (File No. 1-6028) for the quarter ended June 30, 2022.*
10.46^	Form of Nonqualified Stock Option Agreement for Kenneth S. Solon (December 2022).*
10.47^	Form of Restricted Stock Unit Award Agreement for Kenneth S. Solon (December 2022).*
10.48	Lincoln National Corporation 2020 Incentive Compensation Plan is incorporated by reference to Exhibit 4.3 to LNC's Registration Statement on Form S-8 (File No. 333-239117) filed with the SEC on June 12, 2020.*

10.49	Amendment No. 1 to the Lincoln National Corporation 2020 Incentive Compensation Plan (effective May 27, 2022) is incorporated by reference to Exhibit 4.4 to LNC's Registration Statement on Form S-8 (File No. 333-265314) filed with the SEC on May 31, 2022.*
10.50	LNC Domestic Relocation Policy Home Sale Assistance Plan, effective as of September 6, 2007, is incorporated by reference to Exhibit 10.35 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2009.*
10.51	Stock and Asset Purchase Agreement by and among LNC, The Lincoln National Life Insurance Company, Lincoln National Reinsurance Company (Barbados) Limited and Swiss Re Life & Health America Inc. dated July 27, 2001 is incorporated by reference to Exhibit 99.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on August 1, 2001. Omitted schedules and exhibits listed in the Agreement will be furnished to the SEC upon request.
10.52	Indemnity Reinsurance Agreement, dated as of January 1, 1998, between Connecticut General Life Insurance Company and Lincoln Life & Annuity Company of New York is incorporated by reference to Exhibit 10.67 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2008.**
10.53	Coinsurance Agreement, dated as of October 1, 1998, AETNA Life Insurance and Annuity Company and Lincoln Life & Annuity Company of New York is incorporated by reference to Exhibit 10.68 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2008.**
10.54	Amended and Restated Credit Agreement, dated as of June 21, 2021, among LNC, as an Account Party and Guarantor, the Subsidiary Account Parties, as additional Account Parties, Bank of America, N.A. as administrative agent, and the other lenders named therein, is incorporated by reference to Exhibit 10.1 to LNC's Form 8-K (File No. 1-6028) filed with the SEC on June 22, 2021.
10.55	Amendment to Amended and Restated Credit Agreement, entered into as of November 19, 2021, by and among LNC, as a borrower, the other Account Parties signatory thereto, Bank of America, N.A. as Administrative Agent, and BofA Securities, Inc., as Sustainability Coordinator, is incorporated by reference to Exhibit 10.43 to LNC's Form 10-K (File No. 1-6028) for the year ended December 31, 2022.**
10.56^	Second Amendment to Amended and Restated Credit Agreement, entered into as of December 15, 2022, by and among LNC, as a borrower, the other Account Parties signatory thereto, the banks signatory thereto, and Bank of America, N.A., as Administrative Agent.**
21^	Subsidiaries List.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   This exhibit is a management contract or compensatory plan or arrangement.
**   Schedules to this agreement have been omitted pursuant to Item 601(a) of Regulation S-K. LNC will furnish supplementally a copy of the schedule to the SEC, upon request.
^   Filed with Original Form 10-K.

NOTE: This is an abbreviated version of the Lincoln National Corporation Form 10-K/A. Copies of the full Form 10-K/A and these exhibits are available electronically at www.sec.gov or www.lfg.com, or by writing to the Corporate Secretary at Lincoln National Corporation, 150 N. Radnor-Chester Road, Suite A305, Radnor, PA 19087.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, LNC has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td style="text-align:center">LINCOLN NATIONAL CORPORATION</td></tr>
<tr><td>Dated: March 30, 2023</td><td>By: /s/ Christopher Neczypor</td></tr>
<tr><td></td><td style="text-align:center">Christopher Neczypor
Executive Vice President and Chief Financial Officer</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 2023.

Signature	Title
/s/ Ellen G. Cooper **Ellen G. Cooper**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Christopher Neczypor **Christopher Neczypor**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Adam Cohen **Adam Cohen**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Deirdre P. Connelly **Deirdre P. Connelly**	Director
/s/ William H. Cunningham **William H. Cunningham**	Director
/s/Reginald E. Davis **Reginald E. Davis**	Director
/s/ Dennis R. Glass **Dennis R. Glass**	Director
/s/ Eric G. Johnson **Eric G. Johnson**	Director
/s/ Gary C. Kelly **Gary C. Kelly**	Director
/s/ M. Leanne Lachman **M. Leanne Lachman**	Director
/s/Dale LeFebvre **Dale LeFebvre**	Director
/s/ Janet Liang **Janet Liang**	Director
/s/ Michael F. Mee **Michael F. Mee**	Director
/s/ Patrick S. Pittard **Patrick S. Pittard**	Director
/s/ Lynn M. Utter **Lynn M. Utter**	Director

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Index to Financial Statement Schedules

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the required information is included in the consolidated financial statements, and therefore omitted. See "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates" on page 41 for more detail on items contained within these schedules.

LINCOLN NATIONAL CORPORATION
SCHEDULE I – CONSOLIDATED SUMMARY OF INVESTMENTS – OTHER THAN
INVESTMENTS IN RELATED PARTIES
(in millions)

Column A	Column B	Column C	Column D
		As Restated	
		As of December 31, 2022	
		Fair	**Carrying**
Type of Investment	**Cost**	**Value**	**Value**
Fixed Maturity Available-For-Sale Securities [1]			
Bonds:			
U.S. government bonds	$ 405	$ 379	$ 379
Foreign government bonds	348	318	318
State and municipal bonds	5,410	5,070	5,070
Public utilities	14,204	12,493	12,493
All other corporate bonds	75,045	66,530	66,530
Mortgage-backed and asset-backed securities	15,930	14,587	14,587
Hybrid and redeemable preferred securities	365	359	359
Total fixed maturity available-for-sale securities	111,707	99,736	99,736
Equity Securities			
Common stocks:			
Banks, trusts and insurance companies	48	47	47
Industrial, miscellaneous and all other	50	146	146
Non-redeemable preferred securities	285	234	234
Total equity securities	383	427	427
Trading securities	3,833	3,498	3,498
Mortgage loans on real estate [2]	18,427	16,553	18,301
Policy loans	2,359	N/A	2,359
Derivative investments	1,869	3,594	3,594
Other investments	3,739	3,739	3,739
Total investments	$ 142,317		$ 131,654

[1] For investments deemed to have declines in value that are impairment-related, an allowance for credit losses is recorded to reduce the carrying value to their estimated realizable value.

[2] Mortgage loans on real estate are generally carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of allowance for credit losses. We carry certain mortgage loans at fair value where the fair value option has been elected.

LINCOLN NATIONAL CORPORATION
SCHEDULE II – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS

(Parent Company Only) (in millions, except share data)

	As Restated As of December 31,	
	2022	2021
ASSETS		
Investments in subsidiaries [1]	$ 9,249	$ 25,171
Derivative investments	119	-
Other investments	92	761
Cash and invested cash	715	203
Loans and accrued interest to subsidiaries [1]	2,491	3,194
Other assets	101	159
Total assets	$ 12,767	$ 29,488
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Common stock dividends payable	$ 76	$ 80
Derivative investments liability	-	425
Short-term debt	500	300
Long-term debt	6,455	6,325
Loans from subsidiaries [1]	679	1,247
Other liabilities	488	357
Total liabilities	8,198	8,734
Contingencies and Commitments		
Stockholders' Equity		
Preferred stock – 10,000,000 shares authorized:		
Series C preferred stock – 20,000 shares authorized, issued and outstanding as of December 31, 2022	493	-
Series D preferred stock – 20,000 shares authorized, issued and outstanding as of December 31, 2022	493	-
Common stock – 800,000,000 shares authorized; 169,220,511 and 177,193,515 shares issued and outstanding as of December 31, 2022, and December 31, 2021, respectively	4,544	4,735
Retained earnings	6,707	9,578
Accumulated other comprehensive income (loss)	(7,668)	6,441
Total stockholders' equity	4,569	20,754
Total liabilities and stockholders' equity	$ 12,767	$ 29,488

[1] Eliminated in consolidation.

LINCOLN NATIONAL CORPORATION
SCHEDULE II – CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Parent Company Only) (in millions)

	As Restated For the Years Ended December 31,		For the Year Ended December 31,
	2022	2021	2020
Revenues			
Dividends from subsidiaries [1]	$ 797	$ 2,060	$ 840
Interest from subsidiaries [1]	159	114	127
Net investment income	3	1	4
Total revenues	959	2,175	971
Expenses			
Operating and administrative expenses	52	69	50
Interest – subsidiaries [1]	38	10	20
Interest – other	266	263	275
Total expenses	356	342	345
Income (loss) before federal income taxes, equity in income (loss) of subsidiaries	603	1,833	626
Federal income tax expense (benefit)	(42)	(49)	(45)
Income (loss) before equity in income (loss) of subsidiaries	645	1,882	671
Equity in income (loss) of subsidiaries	(2,886)	5	(172)
Net income (loss)	(2,241)	1,887	499
Other comprehensive income (loss), net of tax:			
Unrealized investment gains (losses)	(14,030)	(2,535)	3,192
Foreign currency translation adjustment	(20)	(2)	5
Funded status of employee benefit plans	(59)	47	61
Total other comprehensive income (loss), net of tax	(14,109)	(2,490)	3,258
Comprehensive income (loss)	$ (16,350)	$ (603)	$ 3,757

[1] Eliminated in consolidation.

LINCOLN NATIONAL CORPORATION
SCHEDULE II – CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)
STATEMENTS OF CASH FLOWS
(Parent Company Only) (in millions)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Net Cash Provided by (Used in) Operating Activities	$ 608	$ 1,860	$ 726
Cash Flows from Investing Activities			
Capital contribution to subsidiaries [1]	(925)	(65)	(518)
Net change in collateral on investments, derivatives and related settlements	583	168	(303)
Other	(5)	(40)	-
Net cash provided by (used in) investing activities	(347)	63	(821)
Cash Flows from Financing Activities			
Payment of long-term debt, including current maturities	(300)	-	(1,096)
Issuance of long-term debt, net of issuance costs	296	-	1,289
Payment related to modification or early extinguishment of debt	-	(8)	(13)
Increase (decrease) in loans from subsidiaries, net [1]	(563)	(188)	565
Increase (decrease) in loans to subsidiaries, net [1]	708	(234)	(514)
Common stock issued for benefit plans	(16)	20	(7)
Issuance of preferred stock, net of issuance costs	986	-	-
Repurchase of common stock	(550)	(1,105)	(275)
Dividends paid to common stockholders	(310)	(319)	(311)
Other	-	-	(6)
Net cash provided by (used in) financing activities	251	(1,834)	(368)
Net increase (decrease) in cash, invested cash and restricted cash	512	89	(463)
Cash, invested cash and restricted cash as of beginning-of-year	203	114	577
Cash, invested cash and restricted cash as of end-of-year	$ 715	$ 203	$ 114

(1) Eliminated in consolidation.

LINCOLN NATIONAL CORPORATION
SCHEDULE III – CONDENSED SUPPLEMENTARY INSURANCE INFORMATION
(in millions)

Column A	Column B	Column C	Column D	Column E	Column F
		Future		Other Contract	
	DAC and	Contract	Unearned	Holder	Insurance
Segment	VOBA	Benefits	Premiums [1]	Funds	Premiums
As of or For the Year Ended December 31, 2022					
Life Insurance	$ 8,419	$ 20,208	$ -	$ 44,129	$ 1,146
Annuities	4,704	5,556	-	45,487	165
Group Protection	164	6,580	-	213	4,768
Retirement Plan Services	301	18	-	25,133	-
Other Operations	-	9,789	-	5,838	8
Total	$ 13,588	$ 42,151	$ -	$ 120,800	$ 6,087
As Restated					
As of or For the Year Ended December 31, 2021					
Life Insurance	$ 1,672	$ 20,389	$ -	$ 39,717	$ 1,033
Annuities	4,088	4,181	-	41,627	116
Group Protection	171	6,326	-	214	4,450
Retirement Plan Services	152	15	-	23,635	-
Other Operations	-	10,119	-	6,517	18
Total	$ 6,083	$ 41,030	$ -	$ 111,710	$ 5,617
As of or For the Year Ended December 31, 2020					
Life Insurance	$ 1,723	$ 20,127	$ -	$ 39,797	$ 950
Annuities	3,782	4,183	-	35,218	121
Group Protection	187	5,986	-	213	4,280
Retirement Plan Services	120	11	-	22,912	-
Other Operations	-	10,507	-	7,265	21
Total	$ 5,812	$ 40,814	$ -	$ 105,405	$ 5,372

[1] Unearned premiums are included in Column C, future contract benefits.

LINCOLN NATIONAL CORPORATION
SCHEDULE III – CONDENSED SUPPLEMENTARY INSURANCE INFORMATION (Continued)
(in millions)

Column A	Column G	Column H	Column I	Column J	Column K
Segment	Net Investment Income	Benefits and Interest Credited	Amortization of DAC and VOBA	Other Operating Expenses	Premiums Written
	As Restated				
	As of or For the Year Ended December 31, 2022				
Life Insurance	$ 2,586	$ 8,338	$ 623	$ 715	$ -
Annuities	1,463	2,478	270	1,562	-
Group Protection	334	3,849	106	1,220	-
Retirement Plan Services	976	633	18	378	-
Other Operations	156	118	-	653	-
Total	$ 5,515	$ 15,416	$ 1,017	$ 4,528	$ -
	As Restated				
	As of or For the Year Ended December 31, 2021				
Life Insurance	$ 3,207	$ 5,732	$ 1,030	$ 739	$ -
Annuities	1,400	1,092	462	1,679	-
Group Protection	365	3,895	107	1,154	-
Retirement Plan Services	991	620	32	387	-
Other Operations	148	123	-	568	-
Total	$ 6,111	$ 11,462	$ 1,631	$ 4,527	$ -
	As of or For the Year Ended December 31, 2020				
Life Insurance	$ 2,823	$ 6,077	$ 786	$ 720	$ -
Annuities	1,272	1,245	365	1,467	-
Group Protection	330	3,505	114	1,120	-
Retirement Plan Services	933	617	29	375	-
Other Operations	152	156	-	456	-
Total	$ 5,510	$ 11,600	$ 1,294	$ 4,138	$ -

LINCOLN NATIONAL CORPORATION
SCHEDULE IV – CONSOLIDATED REINSURANCE
(in millions)

Column A	Column B	Column C	Column D	Column E	Column F
		Ceded to	Assumed from		Percentage of Amount
	Gross	Other	Other	Net	Assumed
Description	Amount	Companies	Companies	Amount	to Net
As of or For the Year Ended December 31, 2022					
Individual life insurance in-force [1]	$ 2,028,279	$ 831,478	$ 6,512	$ 1,203,313	0.5%
Premiums:					
Life insurance and annuities [2]	10,698	1,864	94	8,928	1.1%
Accident and health insurance	3,243	34	4	3,213	0.1%
Total premiums	$ 13,941	$ 1,898	$ 98	$ 12,141	
As Restated					
As of or For the Year Ended December 31, 2021					
Individual life insurance in-force [1]	$ 1,845,479	$ 776,226	$ 7,659	$ 1,076,912	0.7%
Premiums:					
Life insurance and annuities [2]	11,122	1,707	88	9,503	0.9%
Accident and health insurance	3,050	37	6	3,019	0.2%
Total premiums	$ 14,172	$ 1,744	$ 94	$ 12,522	
As of or For the Year Ended December 31, 2020					
Individual life insurance in-force [1]	$ 1,653,625	$ 674,256	$ 7,875	$ 987,244	0.8%
Premiums:					
Life insurance and annuities [2]	10,474	1,621	88	8,941	1.0%
Accident and health insurance	2,830	35	7	2,802	0.2%
Total premiums	$ 13,304	$ 1,656	$ 95	$ 11,743	

[1] Includes Group Protection segment and Other Operations in-force amounts.
[2] Includes insurance fees on universal life and other interest-sensitive products.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following registration statements of Lincoln National Corporation and in the related prospectuses listed below:

1. Forms S-3
    a. No. 333-270000 pertaining to the Lincoln National Corporation automatic shelf registration for certain securities,
    b. No. 333-261018 pertaining to the LNL Agents' 401(k) Savings Plan,
    c. No. 333-256416 pertaining to the Lincoln National Corporation 2009 Amended and Restated Incentive Compensation Plan, and
    d. No. 333-265361 pertaining to the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers;
2. Forms S-8
    a. No. 333-203690 pertaining to the Lincoln National Corporation 2009 Amended and Restated Incentive Compensation Plan and the Jefferson-Pilot Corporation Long-Term Stock Incentive Plan,
    b. No. 333-196233 pertaining to the Lincoln National Corporation 2014 Incentive Compensation Plan,
    c. Nos. 333-239117 and 333-265314 pertaining to the Lincoln National Corporation 2020 Incentive Compensation Plan,
    d. No. 333-155385 pertaining to the Lincoln National Corporation Deferred Compensation and Supplemental/Excess Retirement Plan,
    e. No. 333-142872 pertaining to the Lincoln National Corporation Stock Option Plan for Non-Employee Directors,
    f. No. 333-133039 pertaining to various Jefferson-Pilot Corporation benefit plans,
    g. Nos. 333-143796 and 333-126452 pertaining to the Lincoln National Corporation Executive Deferred Compensation Plan for Employees,
    h. Nos. 333-126020 pertaining to the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan and 333-161989 pertaining to the Lincoln National Corporation Employees' Savings and Retirement Plan;
    i. Nos. 333-143795 and 333-121069 pertaining to the Lincoln National Corporation Deferred Compensation Plan for Non-Employee Directors,
    j. No. 033-58113 pertaining to the Lincoln National Corporation 1993 Stock Plan for Non-Employee Directors, and
    k. No. 333-105344 pertaining to the Lincoln National Corporation 1993 Stock Plan for Non-Employee Directors;

of our reports dated February 16, 2023 (except for the effect of the restatement disclosed in Note 1, as to which the date is March 30, 2023), with respect to the consolidated financial statements and financial statement schedules of Lincoln National Corporation and the effectiveness of internal control over financial reporting of Lincoln National Corporation, included in this Annual Report (Form 10-K/A) for the year ended December 31, 2022.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 30, 2023

Exhibit 31.1

Certification Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Ellen G. Cooper, President and Chief Executive Officer, certify that:

1.   I have reviewed this annual report on Form 10-K/A of Lincoln National Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2023   /s/ Ellen G. Cooper
                                                Name: Ellen G. Cooper
                                                Title: President and Chief Executive Officer

Exhibit 31.2

**Certification Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002**

I, Christopher Neczypor, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K/A of Lincoln National Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2023   /s/ Christopher Neczypor
                                          Name: Christopher Neczypor
                                          Title: Executive Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Lincoln National Corporation (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K/A for the year ended December 31, 2022, (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2023   /s/ Ellen G. Cooper
                                               Name: Ellen G. Cooper
                                               Title: President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required under Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002**

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Lincoln National Corporation (the "Company"), hereby certifies that the Company's Annual Report on Form 10-K/A for the year ended December 31, 2022, (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2023   /s/ Christopher Neczypor
_____
                                                   Name: Christopher Neczypor
                                                   Title: Executive Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required under Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Comparison of Five-Year Cumulative Total Return

The following represents a five-year comparison of the annual performance of our cumulative total shareholder return (change in the year-end stock price plus reinvested dividends), based on a hypothetical investment of $100 (invested on December 31, 2017, with dividends reinvested through December 31, 2022), with the S&P 500® Index and the S&P Life & Health Insurance Index.



	As of December 31,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
Lincoln National Corporation	$ 100.00	$ 68.00	$ 80.20	$ 71.28	$ 99.39	$ 46.18
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
S&P Life & Health Insurance Index	100.00	79.23	97.60	88.35	120.76	133.25

There can be no assurance that our stock performance will continue in the future with the same or similar trends depicted in the preceding graph. We will not make or endorse any predictions as to future stock performance. Pursuant to Securities and Exchange Commission ("SEC") rules, the Comparison of Five-Year Cumulative Total Return graph shall not be considered "soliciting material" or to be "filed" with the SEC, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate such information by reference into a document filed with the SEC under the Securities Exchange Act of 1934, as amended, or under the Securities Act of 1933, as amended.

Board of Directors

Deirdre P. Connelly
Retired President
North American Pharmaceuticals of GlaxoSmithKline

Ellen G. Cooper
President and CEO
Lincoln National Corporation

William H. Cunningham
Professor
The University of Texas at Austin

Reginald E. Davis
Senior EVP and President of Banking
New York Community Bancorp, Inc.

Dennis R. Glass
Chair of the Board
Lincoln National Corporation

Eric G. Johnson
CEO
Baldwin Richardson Foods Company

Gary C. Kelly
Executive Chairman
Southwest Airlines Co.

M. Leanne Lachman
President
Lachman Associates LLC

Dale LeFebvre
Founder and Chairman
3.5.7.11

Janet Liang
EVP, Group President and COO, Care Delivery
Kaiser Foundation Health Plan, Inc. and Hospitals

Michael F. Mee
Retired EVP and CFO
Bristol-Myers Squibb Company

Patrick S. Pittard
CEO
BDI DataLynk, LLC

Lynn M. Utter
Operating Partner
Atlas Holdings LLC

Corporate Headquarters
Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087-5238

Internet Information
Information on LNC's financial results and its products and services as well as SEC filings are available on our website at www.lincolnfinancial.com.

Stock Listings
LNC's common stock is traded on the New York Stock Exchange under the symbol LNC.
LNC's Series D depositary shares representing interests in its outstanding Series D preferred stock is traded on the New York Stock Exchange under the symbol LNC PRD.

Inquiries
Analysts and institutional investors should contact:
Albert Copersino
Vice President, Investor Relations
Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087
E-mail: investorrelations@LFG.com

Annual Meeting of Shareholders
The annual meeting of shareholders will be held at The Rittenhouse Hotel, 210 West Rittenhouse Square, Philadelphia, PA 19103, at 9:00 a.m. EDT on Thursday, May 25, 2023.

Shareholder Services
General inquiries or concerns about LNC shareholder services may be directed to shareholder services at 1-800-237-2920 or by email at shareholderservices@LFG.com. Questions that are specific in nature, such as transfer of stock, change of address or general inquiries regarding stock or dividend matters, should be directed to the transfer agent and registrar.

Transfer Agent and Registrar

For regular mailings use:	*For certified or overnight mailings use:*
EQ Shareowner Services	EQ Shareowner Services
P.O. Box 64874	1110 Centre Point Curve, Suite 101
St. Paul, MN 55164-0874	Mendota Heights, MN 55120
1-866-541-9693	
www.shareowneronline.com	

Dividend Reinvestment Program/Direct Stock Purchase Plan
LNC has a Dividend Reinvestment and Cash Investment Plan. For further information, write to EQ Shareowner Services at the addresses noted above.

Direct Deposit of Dividends
Quarterly dividends can be electronically deposited to shareholders' checking or savings accounts on the dividend payment date. Telephone inquiries may be directed to EQ Shareowner Services at 1-866-541-9693.

Common Stock Dividend Payment Schedule
Dividends on LNC common stock are paid on or about February 1, May 1, August 1 and November 1.

Lincoln Financial Group is a registered service mark of LNC.

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Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.

LincolnFinancial.com

AR-LNC-22

Lincoln National Corporation®